
09010662

Received SEC

APR 2 3 2009

Washington, DC 20549




KCI

Annual Report 2008

For more than three decades, **Kinetic Concepts, Inc. (KCI)** has had a proud heritage of creating innovative therapies that have changed the standard of patient care. Today, KCI is a leading global medical technology company devoted to the discovery, development, manufacture and marketing of innovative, high-technology therapies and products for the wound care, regenerative medicine and therapeutic support systems markets. Our mission is to improve patient outcomes while reducing the overall cost of healthcare. We will build on our history of innovation to significantly improve the healing and the lives of people around the world.



Total Revenue ($ in Millions)
$1,371.6
22%
2006
78%
$1,609.9
21%
2007
79%
$1,877.9
8%
17%
2008
75%
V.A.C.® Therapy
Therapeutic Support Systems
Regenerative Medicine



Growth in V.A.C.® Therapy Revenue:
Demand Has Resulted in Superior Financial Results
($ in Millions)
KCI USA
KCI International
3 million patients treated
$350
$300
$250
$200
$150
$100
$50
$0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
[2000] [2001] [2002] [2003] [2004] [2005] [2006] [2007] [2008]

Shareholder Information

Corporate Headquarters

Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230
(210) 524-9000
www.kci1.com

Independent Registered Certified Public Accounting Firm

Ernst & Young LLP
San Antonio, Texas

Stock Listing

Kinetic Concepts, Inc. is listed on the New York Stock Exchange under the symbol KCI.

Transfer Agent

Questions regarding stock holdings, certificate replacement/transfer and address changes should be directed to:

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
(800) 937-5449
www.amstock.com

Annual Meeting of Shareholders

Wednesday, May 27, 2009, 8:30 a.m.
Grand Hyatt San Antonio
600 E. Market Street
San Antonio, Texas 78205

Financial Reports

Kinetic Concepts, Inc.'s information, including quarterly reports, annual reports, proxy statements, and other Securities and Exchange Commission filings are available at the Securities and Exchange Commission's web site at www.sec.gov. A copy of our Annual Report on Form 10-K for our 2008 fiscal year may be obtained without charge upon written request by sending an email to Investor Relations at adam.rodriguez@kci1.com, or writing to Investor Relations, 8023 Vantage Drive, San Antonio, Texas, 78230.

Investor Inquiries

Investors should contact Adam Rodriguez, Vice President, Business Development and Investor Relations, (210) 255-6197, or via email at adam.rodriguez@kci1.com.

SEC and NYSE Certifications

Kinetic Concepts, Inc. has filed with the Securities and Exchange Commission as exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the certifications required by Section 302 of the Sarbanes-Oxley Act. In addition, the annual certification of the Chief Executive Officer regarding compliance by Kinetic Concepts, Inc. with the corporate governance listing standards of the New York Stock Exchange was submitted without qualification to the New York Stock Exchange following the May 2008 Annual Meeting of Shareholders.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results and the timing of some events could differ materially from those projected or contemplated by the forward-looking statements due to a number of factors, including, without limitation, those set forth under the "Forward-Looking Statements" and "Risk Factors" Sections in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is available on the SEC's web site at www.sec.gov.

($ in Millions)

Cash	Liquidity	Operating Cash Flow
$247.8	$510.2	$427.1

Year ended December 31, ($ in Millions)	2006	2007	2008
Balance Sheet Data			
Cash and Cash Equivalents	$107.1	$ 266.0	$ 247.8
Total Assets	$842.4	$1,057.6	$3,006.7
Long-Term Debt	$207.6	$ 68.0	$1,669.0
Shareholders' Equity	$356.2	$ 677.0	$ 810.9


4.7
3.9
2.4
3.1
1.6
0.9
0.5
0.2
2.8
2000
2001
2002
2003
2004
2005
2006
2007
2008

Leverage Ratio



To Our Shareholders

Looking back, 2008 was a year of significant change for KCI, as we continued to deliver meaningful performance and organic growth in our core franchises. While 2008 was challenging for many companies, we made notable progress in the areas of strategic importance for our future: new product innovation through research and development, and increased global expansion of our core business. Importantly, we entered into the rapidly growing field of regenerative medicine with the acquisition of LifeCell™, a leader in biosurgery products used in this exciting industry. Regenerative medicine will continue to be a great strategic complement to our Active Wound Healing and Management and Therapeutic Support Systems businesses.

In 2008, KCI faced increased competition, primarily in our V.A.C.® Therapy business, and a formidable economic headwind. However, our determined fiscal discipline, coupled with our nimble business model and leadership bench strength, enabled us to once again generate solid double-digit earnings growth on an adjusted basis.

Research and development innovation

KCI continued to accelerate its investment in research and development with the goal of bringing to market therapies that enable clinicians to "change the practice of medicine" and enhance the quality of life for the patients we serve. Last year we launched the first product to emerge from our new product pipeline, the V.A.C.® Simplace™ Dressing. This innovative new dressing is also the first product to emerge from our strategic collaboration with 3M™ Health Care. As the name suggests, the Simplace Dressing was engineered to simplify the dressing application process and provide both caregivers and patients a range of features that save time and money while creating an optimal environment for wound healing.

With the acquisition of LifeCell, KCI made a strategic move to become a global leader in biosurgery. By combining KCI's leadership position in active wound healing and our robust global infrastructure with LifeCell's clinically-proven products and best-in-class technologies, we opened the doors for KCI's broader presence in the operating room and acute care settings around the world. Early in 2008, LifeCell launched its revolutionary Strattice™ Reconstructive Tissue Matrix product. Manufactured using our proprietary processing technology, the Strattice Tissue Matrix is a porcine-based, acellular dermal matrix that acts as a scaffold which supports rapid revascularization and repopulation by the host as shown in animal studies, resulting in the same tissue regeneration process that we see with LifeCell's highly successful human-derived AlloDerm® product. The Strattice Tissue Matrix is recommended for use in a range of applications including challenging hernia repair and breast reconstruction post mastectomy.

"Our determined fiscal discipline, coupled with our nimble business model and leadership bench strength, enabled us to once again generate solid double-digit earnings growth on an adjusted basis."

When it comes to patient outcomes, KCI and LifeCell share similar philosophies in research, product development and commercialization. As one, we are poised to bring complementary technical capabilities together to deliver high-value solutions and clinically-proven products that achieve superior patient outcomes.

Global expansion and diversification of our business

During 2008 we made progress on the introduction of our V.A.C. Therapy in the large and unpenetrated Japanese market. In March 2008, following the completion of our successful clinical trial to determine the clinical efficacy, safety and utility of V.A.C. Therapy for wound healing, we filed for regulatory approval in Japan. We anticipate launching V.A.C. Therapy there in 2010 and see this as a multi-hundred million dollar opportunity for KCI. Over time we would expect the Japanese market to become our second largest market outside the U.S.

In Germany, another key global market, KCI made significant progress in securing reimbursement of our V.A.C. Therapy for home care use. Obtaining German home care reimbursement will increase accessibility and affordability of our V.A.C. Therapy in Europe's largest market.

Importantly, upon achievement of CE marking for our Strattice Tissue Matrix product in Europe late in 2008, we leveraged KCI's infrastructure to launch the Strattice Tissue Matrix in both the United Kingdom and Germany. KCI is now poised to begin the broader roll-out of LifeCell products internationally.

Last year, our Therapeutic Support Systems business saw significant improvements in profitability and a redoubling of efforts to improve our service structure efficiencies globally while more effectively managing the deployment of the sales force. We are currently working to identify new growth opportunities for this area of our business over the coming year through both internal innovation and external business development.

Responsible care for future generations

Despite the currently challenging global economic environment, we enter 2009 with confidence in our businesses. KCI is a recognized leader in the markets which we serve. Management is determined to continue to further distinguish KCI as the leading company in active wound healing and management and regenerative medicine through a relentless focus on creating innovative therapies that drive unparalleled patient outcomes globally and create economic value for our customers.

Our nearly 7,000 employees in more than 20 countries across the globe value your support and share your confidence in the future of our company.

Thank you for your trust in us,



Catherine M. Burzik
President and Chief Executive Officer


LifeCell
A KCI Company



"The use of regenerative medicine to restore damaged tissues back to normal is truly a transformational advancement in reconstructive surgery, offering surgeons and patients a better approach. We will continue to be at the forefront of this exciting change." Lisa Colleran, President, LifeCell

Since its founding, KCI has evolved as a world leader in wound management, and for more than 30 years, has consistently contributed important advances in patient care. In 2008, we took significant steps forward to build upon this tradition, extend our business base through new growth platforms and enhance KCI's position as a leading healthcare innovator.

The acquisition of LifeCell™, completed in May 2008, combines two market leaders with complementary, best-in-class technologies that share a strong commitment to innovation and commercialization of novel medical solutions for healthcare professionals and their patients around the world. The addition of LifeCell, a leader in the field of regenerative medicine, expands KCI's offerings in the surgical suite and provides access to new commercial and therapeutic opportunities. Additionally, KCI has begun leveraging its global infrastructure and core competencies in market development, regulatory compliance and reimbursement to accelerate the broader introduction of LifeCell's products across the globe.

LifeCell's first patented tissue matrix, AlloDerm® Regenerative Tissue Matrix, which was originally developed in 1994 as a graft for burn patients, continues to enjoy a market leadership position as a result of its remarkable versatility in various reconstructive applications. To date, AlloDerm Regenerative Tissue Matrix has been used in more than 1.5 million grafts and implants—and every day an increasing number of surgeons continue to discover its extraordinary ability to support tissue regeneration.

LifeCell's portfolio of products includes our well-known soft-tissue repair products for abdominal wall reconstruction, breast reconstruction and breast plastic surgery. Our portfolio began with AlloDerm® Regenerative Tissue Matrix and now includes Strattice™ Reconstructive Tissue Matrix, which was launched in 2008.



Committed to delivering the best clinical outcomes in even the most complicated cases, LifeCell's globally renowned scientists introduced Strattice™ Reconstructive Tissue Matrix, the next generation of regenerative products that is already transforming the tissue regeneration industry. The Strattice Reconstructive Tissue Matrix technology is a porcine-based, acellular dermal matrix that is recommended for soft tissue reinforcement and repair, including hernia repair and breast reconstruction. Strattice Reconstructive Tissue Matrix offers surgeons a new repair option previously unavailable for their most challenging patients.

Commercially available in the U.S. since February 2008, the Strattice Reconstructive Tissue Matrix has received widespread positive clinical feedback throughout the U.S. surgical community and outperformed its 2008 revenue goal by more than 50 percent. To meet the strong and growing demand, a new, state-of-the-art 90,000 square foot manufacturing facility was opened at the start of 2009 in Branchburg, New Jersey.

Building on success in the U.S., KCI received CE Mark approval for the Strattice Reconstructive Tissue Matrix in the 27-member European Union in late November and we quickly began a pilot launch in the United Kingdom and Germany. A broader commercial roll-out is anticipated in the near future. To drive the growth of LifeCell in Europe, a dedicated team was recruited for each pilot country and a targeted direct sales approach has been implemented to focus on plastic reconstructive and general surgeons.

We are excited that LifeCell has become an integral part of the KCI family. The opportunities that exist to revolutionize the wound care industry are many, and this acquisition strengthens our commitment to deliver breakthrough products that improve patient health.


v.a.c.therapy™
KCI Healing by design



"We will continue to build upon our knowledge and experience in active wound healing and management to uncover new opportunities to improve clinical outcomes and reduce the cost of care."

Michael DelVacchio, Senior Vice President, U.S. V.A.C.® Therapy Sales and Marketing

KCI's proprietary Vacuum Assisted Closure®, or V.A.C.® Therapy System, has a longstanding worldwide clinical history of promoting wound healing while helping to reduce the overall cost of treating patients with complex wounds. Despite increased competition in the marketplace, KCI's V.A.C. Therapy remains a global leader in active wound healing.

In the U.S., we segmented our sales teams by care setting—acute and post-acute—to better align with our customers. We introduced flexible customer programs to help reduce total length of stay, allow for continuity of care across care settings, and ultimately reduce the overall cost of care. We also worked diligently with physicians, medical societies and global wound care organizations to delineate the clinical differences between V.A.C. Therapy and other negative pressure wound therapy products and to maintain access to V.A.C. Therapy for all patients in need.

Continually enhancing our products in response to patient and caregiver needs, we introduced the V.A.C.® Simplace™ Dressing that features a new and exclusively designed V.A.C.® GranuFoam™ combined with a 3M™ Tegaderm™ brand transparent film drape. The innovative design of the new dressing enables easier, faster and more intuitive applications for all wound types and underscores KCI's commitment to introducing best-in-class technologies that further differentiate our active wound healing and management product portfolio.

Finally, through providing ongoing education and training, we have reinforced the foundation of technical support our partners need. In 2008, more than 11,000 healthcare professionals from multiple surgical disciplines participated in V.A.C. Therapy education events and peer-to-peer meetings. We will be building on these efforts in 2009 and beyond to educate on appropriate product usage and standardize protocols.

Outside North America, V.A.C. Therapy has enjoyed strong double-digit growth and higher market penetration under a newly reorganized management structure. With leaders now heading every major region, including Europe, Middle East and Africa and Asia Pacific, we are poised to expand our footprint in many underpenetrated and underdeveloped markets. We continue to work closely with caregivers in many major countries, including key opinion leaders and leading practitioners to link the clinical and economic benefits of V.A.C. Therapy, ensuring access for patients in various healthcare settings. We are also introducing flexible go-to-market models which deliver tailored solutions appropriate to each country.

As a result of the steps we've taken, we have strengthened our base business and positioned V.A.C. Therapy for more robust future growth around the globe.

KCI THERAPEUTIC Support Systems



"The delivery of quality healthcare, both in the U.S. and abroad, is in a constant state of change, driven by clinical effectiveness and cost efficiency. KCI and TSS remain flexible and agile in the global marketplace to respond to changing needs."

Lynne D. Sly, Global President, Therapeutic Support Systems

Therapeutic Support Systems (TSS) is the foundation upon which KCI was built more than three decades ago. We offer the most complete continuum of products and services to help prevent and manage pressure ulcers, as well as specialty hospital beds that support critical care and bariatric patients. TSS brings to market clinically innovative solutions that deliver therapeutic benefits to patients and their caregivers across all healthcare settings.

During 2008, we improved profitability by pursuing new business opportunities globally in our wound care, bariatrics and critical care franchises while driving operational efficiencies through our global manufacturing and service infrastructure. Central to our progress has been our commitment to improve patient outcomes while reducing the overall cost of care.

In the United States, a dedicated sales force helped KCI maintain a leadership position in an increasingly complex competitive landscape. In addition, we dedicated significant effort and resources to an expanded service program, "KCI SmartService Program," which offers a menu of product-specific, cost-effective delivery, storage, and maintenance options for even our most remote customers.

Outside the U.S., we expanded our bariatrics reach in Germany, Austria and the United Kingdom. We also laid the foundation for business expansion into Central and Eastern Europe. Solid profitability improvements were made through focus in service operations efficiencies throughout Europe.

The delivery of quality healthcare, both in the U.S. and abroad, is in a constant state of change, driven by clinical effectiveness and cost efficiency. KCI and TSS remain flexible and agile in the global marketplace to respond to changing needs. We are making a positive impact on medical practice, on quality of care, and on the lives of the patients we serve.

Board of Directors

Front Row: John P. Byrnes, C. Thomas Smith,

Middle Row: Ronald W. Dollens—Chairman of the Board, Catherine M. Burzik

Back Row: Woodrin Grossman, Carl Kohrt, Craig Callen, Donald E. Steen, David J. Simpson, James R. Leininger, MD—Chairman Emeritus, Harry R. Jacobson, MD

Leadership Team



1. Catherine M. Burzik
   President and Chief Executive Officer
2. Lisa Colleran
   President, LifeCell
3. Michael DelVacchio
   Senior Vice President, U.S. V.A.C.® Therapy Sales and Marketing
4. Todd M. Fruchterman, MD, PhD
   Senior Vice President, Research, Development, and Clinical Sciences, Chief Technology Officer and Chief Medical Officer
5. TLV Kumar
   President, Europe, Middle East and Africa
6. Martin J. Landon
   Executive Vice President and Chief Financial Officer
7. Patrick Loh
   President, Asia Pacific
8. Michael Schneider
   Senior Vice President, Manufacturing and Operations
9. Stephen D. Seidel
   Executive Vice President, Chief Administrative Officer and General Counsel
10. Lynne D. Sly
    Global President, Therapeutic Support Systems

KINETIC CONCEPTS, INC.
8023 Vantage Drive
San Antonio, Texas 78230
www.kci1.com

To our Shareholders:

I am pleased to invite you to attend the 2009 annual meeting of shareholders of Kinetic Concepts, Inc., to be held on May 27, 2009 at 8:30 a.m. CDT at the Grand Hyatt Hotel, 600 E. Market Street, San Antonio, Texas 78205.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement.

Your vote is important. Whether or not you plan to attend the annual meeting, I hope you will vote as soon as possible. You may vote by mailing a proxy card, or vote over the phone or Internet, according to the instructions enclosed. Voting by written, telephonic or electronic proxy will ensure your representation at the annual meeting if you do not attend in person. Please review the instructions on the proxy card regarding each of the voting options.

Thank you for your ongoing support of and continued interest in KCI.

Sincerely,



Ronald W. Dollens
Chairman of the Board of Directors

April 22, 2009

KINETIC CONCEPTS, INC.

8023 Vantage Drive
San Antonio, Texas 78230

Notice of Annual Meeting of Shareholders
To be Held on May 27, 2009

TIME:	8:30 a.m. CDT
PLACE:	Grand Hyatt Hotel 600 E. Market Street San Antonio, Texas 78205
ITEMS OF BUSINESS:	At our annual meeting, shareholders will act upon the following proposals: • to elect three Class B directors for a three-year term; • to elect one Class A director for a two-year term; • to approve certain issuances of shares of our common stock upon conversion of our 3.25% convertible senior notes due 2015; • to ratify the selection of Ernst & Young LLP as our independent auditors for our fiscal year ending December 31, 2009; and • to transact such other business as may properly come before the meeting or any adjournment or postponement thereof. The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.
RECORD DATE:	Shareholders of record of Kinetic Concepts, Inc. at the close of business on April 1, 2009 are entitled to notice of and to vote at this annual meeting and at any adjournment or postponement thereof.
VOTING BY PROXY:	Please submit a proxy as soon as possible so that your shares can be voted at the meeting in accordance with your instructions. You may submit your proxy by mail according to the instructions enclosed, or you can vote over the telephone or the Internet as described on the enclosed proxy card.

By Order of the Board of Directors



Stephen D. Seidel
Executive Vice President, Chief Administrative Officer and General Counsel

San Antonio, Texas
April 22, 2009

2009 ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

KINETIC CONCEPTS, INC.

8023 Vantage Drive
San Antonio, Texas 78230

Proxy Statement

This Proxy Statement is furnished in connection with the solicitation of proxies by Kinetic Concepts, Inc. ("KCI," the "Company," "we" or "us") on behalf of the Board of Directors for the 2009 annual meeting of shareholders to be held on May 27, 2009, beginning at 8:30 a.m. CDT, at the Grand Hyatt Hotel, 600 E. Market Street, San Antonio, Texas 78205, and at any adjournment or postponement of the annual meeting. The Proxy Statement and accompanying proxy card are first being mailed to shareholders on or about April 22, 2009.

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

Annual Meeting Business

At our annual meeting, shareholders will act upon the matters outlined in the accompanying Notice of Annual Meeting, including the following proposals:

- to elect three Class B directors for a three-year term;
- to elect one Class A director for a two-year term;
- to approve certain issuances of shares of our common stock upon conversion of our 3.25% convertible senior notes due 2015;
- to ratify the selection of Ernst & Young LLP as our independent auditors for our fiscal year ending December 31, 2009; and
- to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

In addition, our management will report on our performance during fiscal 2008 and respond to questions from shareholders.

Shares to be Voted

You may vote all shares of KCI common stock owned by you as of the close of business on the record date, April 1, 2009. These shares include (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a stockbroker, bank or other nominee. Each share of common stock owned by you entitles you to cast one vote on each matter to be voted upon.

Most of our shareholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you by KCI. As the shareholder of record, you have the right to grant your voting proxy directly to the proxies designated in the accompanying proxy card or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use. Your proxy card also provides instructions on how to vote over the telephone or over the Internet. If you choose to vote in person at the annual meeting, please bring the enclosed proxy card or other proof of identification.

Beneficial Owner

If you hold shares in a stock brokerage account or through a bank or other nominee, the shares are held in "street name" and you are considered the beneficial owner of the shares. These proxy materials are being forwarded to you by your broker, bank or nominee, which is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker on how to vote and you are also invited to attend the meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares.

EVEN IF YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING, WE RECOMMEND THAT YOU ALSO SUBMIT YOUR PROXY AS DESCRIBED BELOW SO THAT YOUR VOTE WILL BE COUNTED IF YOU LATER DECIDE NOT TO ATTEND THE MEETING. SHARES HELD BENEFICIALLY IN STREET NAME MAY BE VOTED IN PERSON BY YOU ONLY IF YOU OBTAIN A SIGNED PROXY FROM THE RECORD HOLDER GIVING YOU THE RIGHT TO VOTE THE SHARES.

Voting by Proxy

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct your vote without attending the meeting. You may vote by signing your proxy card or, for shares held in street name, the voting instruction card included and mailing it in the accompanying enclosed, pre-addressed envelope. If you provide specific voting instructions, your shares will be voted as you instruct. You may also vote over the telephone or over the Internet as described on the enclosed proxy card. If you vote by telephone or over the Internet, do not return your proxy card.

If you receive more than one proxy card or voting instruction, it means your shares are registered multiple times or you hold shares in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

Changing Your Vote or Revoking Your Proxy

If you voted by mail, you may revoke your proxy or change your vote at any time prior to the close of voting at the annual meeting by filing a notice of revocation or by submitting a duly executed proxy bearing a later date with our Corporate Secretary at 8023 Vantage Drive, San Antonio, Texas 78230. If you voted via the Internet or by telephone, you may also change your vote with a timely and valid later Internet or telephone vote, as the case may be. You may also revoke your proxy or change your vote by attending the meeting and voting in person. You may obtain a new proxy card by contacting Adam Rodriguez in KCI Investor Relations at adam.rodriguez@kci1.com or (210) 255-6197 or by attending the meeting in person.

If your shares are held in a stock brokerage account or by a bank or other nominee, you may revoke your proxy or change your vote by following the instructions provided by your broker, bank or nominee.

Quorum Requirements

The presence at the annual meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding and entitled to vote on the record date will constitute a quorum, permitting the annual meeting to conduct its business. At the close of business on the record date, 70,778,716 shares of our common stock were issued and outstanding. Proxies received but marked as abstentions and broker non-votes, if any, will be included in the calculation of the number of shares considered to be present at the annual meeting for purposes of determining whether a quorum is present.

Board Recommendations

Unless you give other instructions over the phone, via the Internet or via your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our Board of Directors. The Board of Directors' recommendation is set forth below together with the description of each item in this Proxy Statement. In summary, the Board of Directors recommends a vote:

- "FOR" the election of each of our nominees to the Board of Directors;
- "FOR" the approval of certain issuances of our common stock upon conversion of our 3.25% convertible senior notes due 2015; and
- "FOR" the ratification of the selection of Ernst & Young LLP as our independent auditors for our fiscal year ending December 31, 2009.

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote in accordance with their judgment on such matter.

Required Votes

Directors are elected by a plurality of the shares present in person or represented by proxy and entitled to vote, and the director nominees receiving a plurality of the votes cast at the annual meeting, up to the number of directors to be elected, will be elected. Although abstentions are counted as shares present and entitled to be voted, abstentions will have no effect on the election of directors. Broker non-votes, if any, will not have any effect on the result of the vote.

In accordance with New York Stock Exchange ("NYSE") rules, the proposal for the approval of certain issuances of our common stock upon conversion of our 3.25% convertible senior notes will require the affirmative vote of the majority of shares present or represented by proxy at the annual meeting and entitled to vote, provided that the total vote cast on the proposal represents a majority of our common stock entitled to vote on the proposal. In determining whether this proposal received the requisite number of affirmative votes, abstentions will have the same effect as votes against the proposal. Broker non-votes, if any, will not have any effect on the result of the vote.

The proposal for ratification of the appointment of auditors will require the affirmative vote of a majority of the shares present or represented by proxy at the annual meeting and entitled to vote. In determining whether this proposal received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against the proposal. Broker non-votes, if any, will not have any effect on the result of the vote.

John T. Bibb, Associate General Counsel, Securities and Assistant Secretary, will tabulate the votes and act as the inspector of election. We will announce preliminary voting results at the meeting and publish final results in our quarterly report on Form 10-Q for the second quarter of fiscal year 2009.

Admission to the Meeting

You will be admitted to the meeting only if you are listed as a shareholder of record or a beneficial owner as of the close of business on April 1, 2009 and bring proof of identification. If you hold your shares through a broker, bank or other nominee, you will need to provide proof of ownership by bringing either a copy of the voting instruction card provided by your broker, bank or nominee or a copy of a brokerage statement showing your share ownership as of April 1, 2009.

Shareholder Proposals

For a shareholder's proposal to be included in our Proxy Statement for the 2010 annual meeting of shareholders, the shareholder must follow the procedures of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the proposal must be received by our Corporate Secretary at 8023 Vantage Drive, San Antonio, Texas 78230 not later than December 23, 2009. In order for proposals of shareholders made outside of Rule 14a-8 under the Exchange Act to be considered timely, our By-laws require that such proposals must be submitted to our Corporate Secretary, not later than February 27, 2010 and not earlier than January 26, 2010, unless the annual meeting is called for a date earlier than April 27, 2010 or later than June 26, 2010, in which case such proposal may not be received later than 10 days following the day on which public announcement of the date of such meeting is made.

Corporate Governance and Board of Directors Matters

Board of Directors

The members of the Board of Directors on the date of this Proxy Statement, and the committees of the Board on which they serve, are identified below:

Director	Audit and Compliance Committee	Compensation Committee	Nominating and Governance Committee	Technology Committee
Ronald W. Dollens, *Chairman of the Board*		X		
James R. Leininger, M.D., *Chairman Emeritus*				X
Catherine M. Burzik				X*
John P. Byrnes	X			
Craig R. Callen			X	
Woodrin Grossman	X*			
Harry R. Jacobson, M.D.	X			X
Carl F. Kohrt, Ph.D.		X		X
David J. Simpson	X			
C. Thomas Smith		X*	X	
Donald E. Steen		X	X*	

X Committee member

* Committee Chairperson

Director Independence

The Board of Directors has adopted Director Independence Criteria applicable to all directors, which include all elements of independence set forth in the NYSE standards. Unless a director has some other material relationship with KCI, a director will be deemed independent if during the past year, and during the three years preceding the date on which such determination is made:

- KCI has not employed and is not currently employing the director or any of his or her immediate family members;
- the director has not been employed and is not currently employed in a professional capacity by, or affiliated with, KCI's internal or external auditors, nor are any of the director's immediate family members currently (or within the last three years) partners of KCI's internal or external auditors or employees of our internal and external auditors who personally work on KCI's audit;
- neither the director, nor any of his or her immediate family members, has received more than $120,000 in any twelve-month period in direct compensation from KCI (other than director and committee fees

and pension or other forms of deferred compensation for prior service that are not contingent in any way on continued services);

- neither the director, nor any of his or her immediate family members, has been employed or is currently employed as an executive officer of another company where any of KCI's present executive officers served or serves at the same time on such other company's compensation committee or an equivalent committee;
- the director has not (directly or indirectly as a partner, shareholder or officer of another corporation or other entity) provided, nor is the director currently providing, paid consulting, legal or financial advisory services to KCI or KCI's present or former internal or external auditors;
- the director has not been and is not currently an executive officer or an employee, and no immediate family member of the director has been an executive officer, of a company that makes payments to, or receives payments from, KCI for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues; or
- the director has not served and is not serving as an executive officer of a charitable organization to which contributions by KCI in any single fiscal year exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues.

The Director Independence Criteria is available in the Investor Relations section of our website at www.kci1.com. A copy may also be obtained upon written request from our Corporate Secretary.

In accordance with NYSE rules, the Board affirmatively determines the independence of each director and nominee for election as a director pursuant to our Director Independence Criteria. Based on these standards, our Board of Directors has reviewed the independence of each director, and the Board affirmatively determined that all of the directors are independent with the exception of Ms. Burzik and Dr. Leininger. The Board determined that: (1) Ms. Burzik is not independent because of her employment with KCI as Chief Executive Officer; and (2) Dr. Leininger may not be independent because of his prior service to KCI and his direct and ongoing working relationship with management onsite at the corporate headquarters.

2008 Board Meetings

During the fiscal year ended December 31, 2008, the Board of Directors held 19 meetings. Each Board member attended 75% or more of the aggregate meetings of the Board of Directors and of the committees on which he or she served that were held during the period for which he or she was a director or committee member, respectively. KCI does not have a policy on director attendance at the annual meeting of shareholders, and all of our directors attended the 2008 annual meeting of shareholders of KCI, except Mr. Callen and Dr. Kohrt, who were not members of the Board at the time of the 2008 annual meeting.

Executive Sessions of Independent Directors

At each regularly scheduled board meeting, the non-management directors meet in an executive session without management to discuss the affairs of KCI. Ronald W. Dollens, Chairman of the Board, presides over the executive sessions of our Board's non-management directors.

Communicating with the Board of Directors

The Board of Directors has established a process to receive communications from shareholders and other interested parties. Shareholders and other interested parties may contact any member (or all members) of the Board, any Board committee or any chair of any such committee by mail. All correspondence should be addressed to the Board of Directors or any individual director, group of directors or committee of directors by either name or title. All such correspondence should be sent "c/o Corporate Secretary" at 8023 Vantage Dr., San Antonio, Texas 78230. Those wishing to communicate with the director presiding over non-management executive sessions or non-management directors as a group may do so by sending correspondence to the same address.

All communications received as set forth in the preceding paragraph will be opened by the office of the Corporate Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of directors, the Corporate Secretary's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope or e-mail is addressed.

Corporate Governance Guidelines and Codes of Business Conduct and Ethics

The Board of Directors has adopted Corporate Governance Guidelines, which set forth the principles by which the Board manages the affairs of KCI. The Board of Directors has also adopted the following three codes of ethics:

- Directors' Code of Business Conduct and Ethics;
- Code of Ethics for Chief Executive and Senior Financial Officers; and
- KCI Code of Conduct for Ethical Business Practices.

Copies of each of these policies are available on our website at www.kci1.com, and may be obtained free of charge by request in writing to the Corporate Secretary at 8023 Vantage Drive, San Antonio, Texas 78230. We intend to post on our website any material changes to, or waiver from our code of business conduct and ethics, if any, within four business days of such event.

Board Committees

The Board of Directors has an Audit and Compliance Committee, a Compensation Committee, and a Nominating and Governance Committee. Each of these committees is governed by a charter, a current copy of which is available on our corporate website at www.kci1.com. Copies of the charters are also available in print to shareholders upon written request, addressed to the Corporate Secretary at 8023 Vantage Drive, San Antonio, Texas 78230. In addition, the Board of Directors has a standing Technology Committee, and may form other ad hoc or special committees from time to time.

Audit and Compliance Committee

The Audit and Compliance Committee reviews our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The Audit and Compliance Committee also assists the Board of Directors with respect to oversight of the Company's compliance with legal and regulatory requirements.

The functions of the Audit and Compliance Committee include the following: serving as an independent and objective party to monitor the Company's financial reporting process and internal control system; reviewing the audit activities and performance of the Company's independent accountants and internal auditors; assisting the Board of Directors' oversight of the Company's compliance with legal and regulatory requirements and the integrity of the Company's financial statements; and preparing the audit committee report required to be prepared by the Committee pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for inclusion in the Company's annual proxy statement.

During 2008, the members of the Audit and Compliance Committee were Woodrin Grossman (Chairman), John P. Byrnes and Harry R. Jacobson. In September 2008, David J. Simpson joined the Audit and Compliance Committee. Mr. Simpson was previously not considered independent because an immediate family member is employed by KCI's external auditors. Due to changes in NYSE director independence requirements,

Mr. Simpson became independent in the third quarter of 2008. Each of the members of the Committee is an independent director in accordance with SEC rules, NYSE listing standards and KCI's Director Independence Criteria. Our Board of Directors has determined that Mr. Grossman, the current Chairman of our Audit and Compliance Committee, and Mr. Simpson are qualified as audit committee financial experts within the meaning of SEC regulations. The Audit and Compliance Committee held 14 meetings during the fiscal year ended December 31, 2008.

Compensation Committee

The Compensation Committee reviews and recommends to the Board of Directors certain salaries, benefits and equity grants to employees, consultants, directors and other individuals compensated by KCI. The Compensation Committee also oversees our equity plans and other employee benefit plans.

The functions of the Compensation Committee include the following: annually reviewing the Company's goals, objectives and policies regarding executive compensation and amending these goals when appropriate; annually reviewing and approving corporate goals and objectives relevant to the compensation of the Company's Chief Executive Officer and determining the Chief Executive Officer's compensation level based on this evaluation; adopting or making recommendations to the Board for the grant of stock options, restricted stock and other awards under the Company's equity and other compensation plans; reviewing perquisites or other personal benefits to the Company's executive officers and recommending any changes to the Board; and producing a Committee report on executive compensation as required by the SEC to be included in the Company's annual proxy statement or annual report on Form 10-K filed with the SEC.

During 2008, the members of the Compensation Committee were C. Thomas Smith (Chairman), Ronald W. Dollens and Donald E. Steen, each of whom is an independent director under the NYSE listing standards and KCI's Director Independence Criteria. On June 27, 2008 N. Colin Lind resigned from the Board of Directors and Mr. Steen joined the Compensation Committee to fill the vacancy created by Mr. Lind's resignation. On February 20, 2009, Dr. Carl F. Kohrt was appointed as a member of the Compensation Committee. The Compensation Committee held 11 meetings during the fiscal year ended December 31, 2008.

Nominating and Governance Committee

The functions of the Nominating and Governance Committee include the following: identifying and recommending to the Board individuals qualified to serve as directors of KCI; recommending to the Board directors to serve on committees of the Board; advising the Board with respect to matters of Board composition, procedures and compensation; developing and recommending to the Board a set of corporate governance principles applicable to KCI and overseeing corporate governance matters generally; and overseeing the annual evaluation of the Board and KCI's management.

During 2008, the members of the Nominating and Governance Committee were Donald E. Steen (Chairman), C. Thomas Smith and John P. Byrnes. Each of the current members of the Committee is an independent director under the NYSE listing standards and KCI's Director Independence Criteria. On February 20, 2009, Craig R. Callen was appointed as a member of the Nominating and Governance Committee, and in connection with Mr. Callen's appointment, Mr. Byrnes resigned from the Nominating and Governance Committee. The Nominating and Governance Committee met 6 times during the fiscal year ended December 31, 2008.

The Nominating and Governance Committee will consider director candidates recommended by shareholders. In considering candidates submitted by shareholders, the Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Committee may also take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held. To have a candidate considered by the Committee, a shareholder must submit the recommendation in writing and must include the following information: the name of the shareholder and evidence of the person's ownership of our stock, including the number of shares owned and the length of time of ownership and the name of the candidate, the candidate's resume or a listing of his or her qualifications to be a director of KCI and the person's written consent to be named as a director if selected by the Committee and nominated by the Board.

The shareholder recommendation and information described above must be sent to the Corporate Secretary at 8023 Vantage Drive, San Antonio, Texas 78230, and must be received by the Corporate Secretary within the time periods described under the heading "Shareholder Proposals," above.

The Nominating and Governance Committee believes that the minimum qualifications for serving as a director of KCI are that a nominee for director must demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of the business and affairs of KCI and have a reputation for honest and ethical conduct in both his or her professional and personal activities. Nominees for director are selected on the basis of, among other things, experience, knowledge, skills, expertise, integrity, ability to make independent analytical inquiries, understanding of KCI's business environment, and willingness to devote adequate time and effort to Board responsibilities. In addition, the Nominating and Governance Committee examines a candidate's specific experiences and skills, time availability in light of other commitments, potential conflicts of interest and independence from management and KCI.

The Nominating and Governance Committee identifies potential nominees by asking current directors and executive officers to notify the Committee if they become aware of persons, meeting the criteria described above, who have had a change in circumstances that might make them available to serve on the Board—for example, retirement as a Chief Executive Officer or Chief Financial Officer of a public company or exiting government or military service. The Nominating and Governance Committee also, from time to time, may engage firms that specialize in identifying director candidates.

Once a person has been identified by the Nominating and Governance Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Committee determines that the candidate warrants further consideration, the Chairman or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Committee requests information from the candidate, reviews the person's accomplishments and qualifications, including in light of any other candidates that the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments. The Committee's evaluation process does not vary based on whether or not a candidate is recommended by a shareholder, although, as stated above, the Board may take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held.

Technology Committee

The Technology Committee is comprised of four directors, Ms. Burzik, who serves as Chairperson, Dr. Leininger, Dr. Jacobson and Dr. Kohrt. The Technology Committee advises the Board on research and development plans, technology licensing and acquisition opportunities, and other scientific matters. The Technology Committee met 3 times during the fiscal year ended December 31, 2008.

Certifications

On June 12, 2008 KCI filed with the NYSE the Annual Written Affirmation and the Chief Executive Officer Certification required under NYSE rules. On February 26, 2009 KCI filed with the SEC the Sarbanes-Oxley Act Section 302 Certifications as exhibits to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Proposal 1
Election of Directors

Our By-laws authorize the Board of Directors to establish the number of directors serving on the Board. Our Board of Directors is currently comprised of eleven directors. Our By-laws divide the Board of Directors into three classes—Class A, Class B and Class C—with members of each class serving staggered three-year terms. One class of directors is elected by the shareholders at each annual meeting to serve a three-year term and until their successors are duly elected and qualified. The Class B nominees will stand for reelection (or election in the case of Mr. Craig R. Callen, who was appointed as a Class B director by the Board of Directors on February 20, 2009) at this year's annual meeting. In addition, Dr. Carl F. Kohrt, who was appointed as a Class A director by the Board of Directors on February 20, 2009, will stand for election at this year's annual meeting. The Class C directors will stand for reelection or election at the 2010 annual meeting and the Class A directors will stand for reelection or election at the 2011 annual meeting. If any nominee for any reason is unable to serve, or for good cause will not serve, as a director, the proxies may be voted for such substitute nominee as the proxy holders may determine. We are not aware of any nominee who will be unable to serve, or for good cause, will not serve, as a director.

The names of the nominees for election at the annual meeting and of the incumbent Class A and Class C directors and our executive officers, and certain information about them as of April 22, 2009, are set forth below:

Directors and Executive Officers

Name	Age	Occupation/Position Held With Us
Nominee for Class A director:		
Carl F. Kohrt, Ph.D.	65	Director
Nominees for Class B directors:		
C. Thomas Smith	71	Director
Donald E. Steen	62	Director
Craig R. Callen	53	Director
Incumbent Class A directors:		
James R. Leininger, M.D.	64	Director, Chairman Emeritus
Woodrin Grossman	64	Director
David J. Simpson	62	Director
Incumbent Class C directors:		
Catherine M. Burzik	58	Director, President and Chief Executive Officer
Ronald W. Dollens	62	Director, Chairman of the Board
John P. Byrnes	50	Director
Harry R. Jacobson, M.D.	61	Director
Executive Officers:		
Martin J. Landon	49	Executive Vice President and Chief Financial Officer
Stephen D. Seidel	52	Executive Vice President, Chief Administrative Officer and General Counsel
Todd M. Fruchterman, M.D., Ph.D.	39	Sr. Vice President, Research & Development, Chief Technology Officer and Chief Medical Officer
Lynne D. Sly	48	Global President, Therapeutic Support Systems
Lisa N. Colleran	51	President, LifeCell Corporation
Michael J. DelVacchio, Jr.	41	Sr. Vice President, U.S. V.A.C.® Sales & Marketing
TLV Kumar	54	President, Europe, Middle East & Africa (EMEA)
Patrick Loh	41	President, Asia Pacific
Michael Schneider	59	Sr. Vice President, Global Operations

Catherine M. Burzik joined KCI as Director, President and Chief Executive Officer in November of 2006. Ms. Burzik previously served as the President of Applied Biosystems Group, a unit of Applera Corporation and a provider of tools for the life sciences, from August 2004, and Executive Vice President of Applied Biosystems Group from September 2003 to August 2004. Ms. Burzik also served as Senior Vice President of Applera Corporation from August 2004 to October 2006. Prior to Applied Biosystems, Ms. Burzik was President of Ortho-Clinical Diagnostics, Inc., a subsidiary of Johnson & Johnson that provides instruments, assays and consumables to the clinical laboratory and transfusion medicine markets, from 1998 to 2003, and General Manager of Johnson & Johnson's Critikon business, a provider of medical equipment, from 1997 to 1998. Prior to that, Ms. Burzik was employed by Eastman Kodak Company, a leading international provider of imaging products and services, where she held various operations and marketing positions for over 20 years. Ms. Burzik currently serves on the boards of trustees of Canisius College and Keck Graduate Institute of Applied Life Sciences.

John P. Byrnes became a director in 2003. He has served as Chief Executive Officer of Lincare Holdings Inc., a home health care company, since January 1997 and as a director of Lincare since May 1997. Mr. Byrnes was appointed Chairman of the Board of Lincare Holdings Inc. in March 2000. Mr. Byrnes has been President of Lincare since June 1996. Prior to becoming President, Mr. Byrnes served Lincare in a number of capacities over a ten-year period. Mr. Byrnes currently serves on the board of U.S. Renal Care.

Craig R. Callen became a director in February 2009. From 2004 to 2007, Mr. Callen was Sr. Vice President and Head of Strategic Planning and Business Development, and a member of the Executive Committee for Aetna, Inc. Mr. Callen was previously Managing Director and Co-head of U.S. health care investment banking at Credit Suisse First Boston (CSFB) and was Co-head of health care investment banking at Donaldson, Lufkin & Jenrette prior to its acquisition by CSFB. In his banking role, he focused exclusively on providing strategic and financial advice to leading health care companies. Mr. Callen previously served on the board of Sunrise Senior Living, Inc.

Ronald W. Dollens became a director in 2000 and currently serves as Chairman of the Board. Mr. Dollens retired as President and Chief Executive Officer of Guidant Corporation, a corporation that pioneers lifesaving technology for millions of cardiac and vascular patients worldwide. He served in that capacity from 1994 to 2005. Previously, he served as President of Eli Lilly and Company's Medical Devices and Diagnostics Division from 1991 until 1994. Mr. Dollens currently serves on the boards of ABIOMED, Inc., Regenstrief Foundation, Alliance for Aging Research and Butler University.

Woodrin Grossman became a director in November of 2005. In June 2005, Mr. Grossman retired as partner and health care practice leader of PricewaterhouseCoopers after 37 years of service with the firm. With PricewaterhouseCoopers, Mr. Grossman served as the audit partner of audits of Fortune 500 and other companies. Mr. Grossman served as Senior Vice President – Strategy and Development of Odyssey HealthCare Inc. from January 2006 to December 2007. Mr. Grossman currently serves on the Board of Directors of IPC The Hospitalist Company, Inc. and MedCath Corporation.

Harry R. Jacobson, M.D. became a director in June 2003. Dr. Jacobson is Vice Chancellor for Health Affairs of Vanderbilt University, Nashville, Tennessee, a position he has held since 1997. He served as a director of Renal Care Group from 1995 to March 2006 and was Chairman of the Board of Renal Care from 1995 to 1997. Dr. Jacobson currently serves as a director of Merck & Co., Inc. He also currently serves as Professor of Medicine at Vanderbilt University Medical Center, a position he has held since 1985.

Carl F. Kohrt, Ph.D. became a director in February 2009. He retired December 31, 2008 as President and CEO of Battelle Memorial Institute, a non-profit 501(c)(3) charitable trust founded in 1925. Battelle, with the national labs it manages or co-manages, oversees 23,000 staff members, has $1.1 billion in owned assets and conducts $4.8 billion in annual research and development. Battelle also manages or co-manages six of the U.S.

National Laboratories for the Department of Energy – Brookhaven National Laboratory, Idaho National Laboratory, National Renewable Energy Laboratory, Oak Ridge National Laboratory, Lawrence Livermore National Laboratory and the Pacific Northwest National Laboratory. Dr. Kohrt began his tenure at Battelle in October 2001, after a 29-year career at Kodak. During his tenure, he served as Executive Vice President, Assistant Chief Operating Officer, and Chief Technical Officer, retiring in mid-2000. He is lead director of the Scotts Miracle-Gro Company.

James R. Leininger, M.D. is the founder of KCI and served as Chairman of the Board of Directors from 1976 until 1997. Dr. Leininger currently serves as Chairman Emeritus. From January 1990 to November 1994, Dr. Leininger served as President and Chief Executive Officer of KCI. From 1975 until October 1986, Dr. Leininger was also a director of the Emergency Department of the Baptist Hospital System in San Antonio, Texas. Dr. Leininger serves on a number of boards of private companies and charitable foundations.

David J. Simpson became a director in June 2003. Mr. Simpson served as Vice President, Chief Financial Officer and Secretary of Stryker Corporation, a worldwide medical products and services company from 1987 to 2002, and as Executive Vice President until his retirement in 2007. He had previously been Vice President and Treasurer of Rexnord Inc., a manufacturer of industrial and aerospace products and is currently the lead director of RTI Biologics, Inc.

C. Thomas Smith became a director in May 2003. Prior to his retirement in April 2003, Mr. Smith served as Chief Executive Officer and President of VHA Inc. since 1991. From 1977 to 1991, Mr. Smith was President of Yale-New Haven Hospital and President of Yale-New Haven Health Services Corp. From 1971 to 1976, he was Vice President and Executive Director of Hospitals and Clinics and a member of the board of trustees for Henry Ford Hospital in Detroit. From January 1987 until April 2003, Mr. Smith was a member of the VHA board. He also served on the boards of Novation, LLC and the Healthcare Leadership Council. Mr. Smith is a past Chairman of the American Hospital Association and the Council of Teaching Hospitals and a former member of the boards of the Association of American Medical Colleges, the International Hospital Federation, the Hospital Research and Educational Trust, the National Committee on Quality Healthcare, the Jackson Hole Group, Genentech, Inc., Neoforma, Inc., Horizon Health Corporation, CHG Healthcare Services, Inc. and Renal Care Group. He also currently serves on the boards of InPatient Consultants Management, Informatics Corporation of America and Advanced ICU Care.

Donald E. Steen became a director in 1998. Mr. Steen founded United Surgical Partners International, Inc. in February 1998 and served as its Chief Executive Officer until April 2004 and currently serves as Chairman of the board of United Surgical Partners. Mr. Steen served as Chairman of the board of AmeriPath, Inc. from April 2004 and as its Chief Executive Officer from July 2004 until June 2007. Mr. Steen served as President of the International Group of Columbia/HCA Healthcare Corporation (now known as HCA Inc.) from 1995 until 1997 and as President of the Western Group of HCA from 1994 until 1995. Mr. Steen founded Medical Care International, Inc., a pioneer in the surgery center business, in 1982.

Martin J. Landon was appointed Senior Vice President and Chief Financial Officer in December 2002 and was promoted to Executive Vice President and Chief Financial Officer in February 2009. Mr. Landon joined KCI in May 1994 as Senior Director of Corporate Development and was promoted to Vice President, Accounting and Corporate Controller in October 1994. From 1987 to May 1994, Mr. Landon worked for Intelogic Trace, Inc., an independent computer maintenance company, where his last position was Vice President and Chief Financial Officer.

Stephen D. Seidel joined KCI in April 2005 as Vice President, General Counsel and Secretary and was promoted to Executive Vice President, Chief Administrative Officer and General Counsel in February 2009. Prior to joining KCI, Mr. Seidel served for eight years as Managing Director of Cox Smith Matthews Incorporated, a business and litigation law firm based in San Antonio, Texas. He is the past chair of the Greater San Antonio Chamber of Commerce. Mr. Seidel currently serves on the boards of directors of the Cancer Therapy and Research Center, San Antonio Sports and the United Way of San Antonio.

Todd M. Fruchterman, M.D., Ph.D. joined KCI in July 2006 as Senior Vice President, Research & Development. In March 2007, Dr. Fruchterman was appointed Chief Technology Officer in addition to his role as Senior Vice President, Research and Development and in February 2009 was appointed Chief Medical Officer as well. Prior to joining KCI, Dr. Fruchterman served in a number of roles for Johnson & Johnson, where he most recently was responsible for the worldwide biosurgical development portfolio and directed worldwide biosurgical research and development for Johnson & Johnson's Ethicon division. Prior to Johnson & Johnson, from June 2003 to July 2004, Dr. Fruchterman directed medical and strategic marketing at Schering-Plough Corporation for the worldwide hepatitis business. From May 2000 to March 2003, Dr. Fruchterman worked for Response Genetics, Inc., where, during his tenure, he held positions of President, Chief Executive Officer, and Chief Operating Officer.

Lynne D. Sly joined KCI in July 2001 as Vice President, KCI USA Marketing and was promoted to President, Therapeutic Surfaces in December 2005. Ms. Sly served as interim President, KCI International from May through November 2007. Effective December 2007, Ms. Sly oversees the Global Therapeutic Support Systems business. Prior to KCI, Ms. Sly was employed with Roche Diagnostics for 19 years in various sales and marketing roles. She serves on the board of directors for Girls Inc., a nonprofit corporation and sits on the Advisory Board of the San Antonio chapter of the Healthcare Business Women's Association.

Lisa N. Colleran was appointed President of LifeCell Corporation, KCI's regenerative medicine business, in 2008. Ms. Colleran previously served as Senior Vice President of Commercial Operations for LifeCell with responsibility for sales and marketing, surgeon education, new product launches, and business development, as well as leading the company's tissue services organization. She joined LifeCell in 2002 as Vice President of Marketing and Business Development and was promoted to Senior Vice President of Commercial Operations in July 2004. Prior to joining LifeCell, Ms. Colleran spent 20 years at Baxter Healthcare Corporation in various roles of increasing responsibility in sales, marketing, business development and general management with international experience. She was appointed Vice President, Marketing for Baxter's U.S. Renal business in 1997 and served in that role until 2001 when she was promoted to Vice President/General Manager of the company's Renal Pharmaceuticals Business.

Michael J. DelVacchio, Jr. joined KCI in 2007 and was appointed Senior Vice President, U.S. VAC® Therapy Sales and Marketing in November 2008. Prior to that, he served as Vice President of VAC® Sales. Before joining KCI, Mr. DelVacchio was with Johnson & Johnson, where he held senior sales and marketing positions with Ethicon Inc. and Cardis Endovascular. Previously, he held positions with Coalescent Surgical, Boston Scientific and Airborne Express.

TLV Kumar joined KCI in November 2007 as President – Europe, Middle East and Africa. Mr. Kumar comes to KCI from Applied Biosytems, Inc., where he was President – Asia Pacific, a region made up of 17 countries. Mr. Kumar's business career began at Blue Star Limited, a maker and distributor of electronics and industrial systems, where he spent nearly 20 years in positions of increasing responsibility that included Vice President with responsibility for India. From Blue Star Limited, Mr. Kumar went to Royal Philips Electronics, where he held such positions as Chief Operations Officer – Asia Pacific for Philips Medical Systems, overseeing marketing, product management, customer service and supply chain. In other roles with Philips Medical Systems, he served as Vice President and Regional Director – Middle East and Africa, Managing Director – India, and Vice President – Sales and Marketing for India.

Patrick Loh joined KCI in January 2008 as President, Asia Pacific. Prior to joining KCI, Mr. Loh served as General Manager, Greater China for Fisher Scientific International before becoming Vice President, Asia Pacific at Thermo Fisher Scientific, a world leader in life sciences. Mr. Loh began his career at B. Braun Medical AG, a German healthcare company with projects in both the hospital and home patient care market, where he spent 11 years in positions of increasing responsibility, including Sales Executive for the Intravenous Therapy Division in Kuala Lumpur, Malaysia; Regional Group Product Manager for the Medical Division in the Asia Pacific Region; Head of the Outpatient Market Division for China and Hong Kong; and Head of the Medical Division for the China and Hong Kong regions.

Michael Schneider joined KCI in September 2007 as Senior Vice President, Global Operations. Prior to joining KCI, Mr. Schneider was President, Global Service & Operations for Applied Biosystems, Inc., a global life science equipment manufacturer from 2004 to 2007. From 1996 to 2003 he held a number of roles with ChromaVision Medical Systems, where he most recently served as Chief Operating Officer and Acting Chief Executive Officer. Previously, Mr. Schneider served as Director of Operations and Service Strategy for Eastman Kodak Company's Kodak Health Imaging Division.

Information about KCI's corporate governance, codes of conduct, board committees, including the audit and compliance committee and audit committee financial experts, and shareholder director nomination process is available under the heading "Corporate Governance and Board of Director Matters," above.

Vote Required

Directors are elected by the holders of a plurality of the votes present in person or represented by proxy and entitled to vote, and the director nominees who receive the greatest number of votes at the annual meeting (up to the number of directors to be elected) will be elected. Abstentions will not affect the outcome of the vote on the election of directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NAMED BOARD NOMINEE.

Proposal 2
Approval of Certain Issuances of Shares of Common Stock Upon Conversion of Convertible Senior Notes

In April and May of 2008, we issued a total of $690 million aggregate principal amount of 3.25% convertible senior notes due 2015 (the "notes"). Interest is payable on the notes semi-annually in arrears on April 15 and October 15 of each year. The notes mature on April 15, 2015, unless previously converted or repurchased in accordance with their terms. The notes are not redeemable by us prior to the maturity date.

Holders of the notes may convert their notes at their option on any day prior to October 15, 2014 only if certain conditions are met. The notes are convertible, without conditions, on or after October 15, 2014 at any time prior to the close of business on the third scheduled trading day immediately preceding the stated maturity date.

Upon conversion, holders will receive cash up to the aggregate principal amount of the notes being converted and shares of our common stock in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. The initial conversion rate for the notes is 19.4764 shares of our common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $51.34 per share of common stock and represents a 27.5% conversion premium over the last reported sale price of our common stock of $40.27 on April 15, 2008, which was the last reported sale price of our common stock on the NYSE prior to the pricing of the notes. The conversion rate and the conversion price are subject to adjustment upon the occurrence of certain events, such as distributions of dividends or stock splits, as described below under "Description of Convertible Senior Notes—Conversion Rate Adjustments." If one or more of those events were to occur, resulting in an increase in the conversion rate, the number of shares deliverable upon conversion could potentially exceed the amount we may issue without shareholder approval pursuant to NYSE listing requirements, in which case, absent such shareholder approval, we would be required to deliver to holders cash, in lieu of the shares of common stock that would otherwise be deliverable in excess of such amount (as described below).

Concurrently with the issuance of the notes we entered into convertible note hedge and warrant transactions with affiliates of the initial purchasers of the notes. These consist of purchased and written call options on KCI common stock. The note hedge transactions are structured to reduce the potential future economic dilution associated with conversion of the notes. However, the warrant transactions could have a dilutive effect to the extent that the price of our common stock exceeds the strike price of the warrants. The net effect of these transactions is to effectively increase the initial conversion price to $60.41 per share, which was approximately 50% higher than the closing price of KCI's common stock on April 15, 2008.

NYSE Stockholder Approval Requirements

Because our common stock is listed on the NYSE, we are subject to NYSE rules and regulations. NYSE Listed Company Manual Section 312.03(c) requires stockholder approval prior to the issuance of common stock in any transaction or series of transactions if (1) the shares of common stock will have upon issuance voting power equal to 20% or more of the voting power outstanding before the issuance of the common stock or (2) the number of shares of common stock to be issued will upon issuance equal 20% or more of the number of shares of common stock outstanding before the issuance of the common stock.

Pursuant to the indenture governing the notes, to the extent the aggregate number of shares we would otherwise be required to issue upon a conversion of notes, when taken together with shares delivered upon previous conversions, if any, exceeds the "aggregate share cap" (the lower of (i) 14,463,700, which is the maximum number of shares we may issue without shareholder approval pursuant to NYSE listing requirements based on the total number of shares we had outstanding as of April 15, 2008, and (ii) the product of (x) a conversion rate of 19.4764 (subject to adjustments as described below) and (y) the aggregate principal amount of the notes issued under the indenture, *divided by* $1,000), then we will not deliver such excess number of shares unless, in accordance with NYSE listing requirements, we have obtained the approval of our shareholders for the issuance of shares in excess of the aggregate share cap. In connection with the issuance of the notes, we agreed to include for vote by our shareholders at the 2009 annual shareholder meeting, in accordance with NYSE listing requirements, the issuance of shares of our common stock upon conversion of the notes in excess of the aggregate share cap referred to above.

If the stockholders approve the issuance of our common stock in excess of the aggregate share cap, we will be permitted to issue upon conversion of the notes a number of shares of our common stock exceeding 20% of both the voting power and the number of shares of our common stock outstanding at the time of issuance of the notes. As a result, conversion of the notes could result in additional dilution of the voting power of our existing stockholders. However, unless one or more of the adjustments described below under "Description of the Convertible Senior Notes—Conversion Rate Adjustments" occurs, we will not be required to issue shares upon conversion of the notes above the maximum amount issuable without shareholder approval under NYSE listing requirements.

If stockholders do not approve of the proposal, the notes will remain outstanding in accordance with their terms and the terms of the indenture pursuant to which they were issued. If such approval is not obtained and we would otherwise be required to issue shares in excess of the aggregate share cap referred to above, we will be required to deliver cash in lieu of any shares otherwise deliverable upon conversions in excess of the aggregate share cap (based on the opening price of our common stock on the date when such shares would otherwise be required to be distributed).

Vote Required

Approval of the issuance of shares of our common stock in excess of the aggregate share cap will require the affirmative vote of the majority of shares present or represented by proxy at the annual meeting and entitled to vote, provided that the total vote cast on the proposal represents a majority of our common stock entitled to vote on the proposal. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against this proposal. Broker-non-votes, if any, will have no effect. Unless instructed to the contrary in the proxy, the shares represented by proxies will be voted FOR the proposal approving the issuance of shares of our common stock.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

Description of Convertible Senior Notes

The following is a summary of material terms of the 3.25% Convertible Senior Notes due 2015. While we believe this description covers the material terms of the notes, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Purchase Agreement, the Indenture and the Form of 3.25% Convertible Senior Note due 2015, which were included as Exhibits 1.1, 4.1 and 4.2, respectively, to the Current Report on Form 8-K filed by us on April 22, 2008.

For purposes of this description, references to "the Company," "we," "our" and "us" refer only to Kinetic Concepts, Inc. and not to its subsidiaries.

Interest

The notes bear interest at a rate of 3.25% per year until maturity. Interest is payable semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2008.

Ranking

The notes are general unsecured obligations of the Company that rank senior in right of payment to all future indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equally in right of payment with all existing and future liabilities of the Company that are not so subordinated. The notes effectively rank junior to any secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. The notes rank structurally junior to (i) all existing and future indebtedness and other liabilities incurred by our subsidiaries and (ii) preferred stock issued by our subsidiaries, except in the case of the subsidiary guarantee as described in the next sentence. The subsidiary guarantee of the principal and interest payable under the notes will be (1) effectively subordinated to all of the subsidiary guarantor's secured debt to the extent of the value of the assets securing such debt, (2) contractually subordinated to the subsidiary guarantor's secured guarantee under our credit agreement, (3) *pari passu* with all other senior indebtedness of the subsidiary guarantor and (4) senior to all indebtedness of the subsidiary guarantor that is expressly subordinated in right of payment to the subsidiary guarantee and preferred stock of the subsidiary guarantor. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company, the assets of the Company that secure secured debt will be available to pay obligations on the notes only after all indebtedness under such secured debt has been repaid in full from such assets.

Subsidiary Guarantee

Our subsidiary guarantor (as defined below) guarantees the Company's principal and interest payment obligations under the notes on a contractually subordinated basis (the "subsidiary guarantee"). The subsidiary guarantee with respect to a note will automatically terminate immediately prior to such note's conversion. Under the terms of the subsidiary guarantee, holders of the notes will be required to exercise their remedies against us before they proceed directly against the subsidiary guarantor.

"Subsidiary guarantor" means KCI USA, Inc. as well as any of our subsidiaries that become a party to the indenture in the future.

The subsidiary guarantor will be released and relieved from all its obligations under the subsidiary guarantee in the following circumstances, each of which is permitted by the indenture:

- upon the sale or other disposition (including by way of consolidation or merger), in one transaction or a series of related transactions, of a majority of the total voting power of the common stock or other interests of the subsidiary guarantor (other than to the Company or any affiliate); or
- upon the sale or disposition of all or substantially all the assets of the subsidiary guarantor (other than to the Company or any affiliate).

The obligations of the subsidiary guarantor under the subsidiary guarantee will be limited as necessary to prevent the subsidiary guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Conversion Rights

General

Prior to the close of business on the business day immediately preceding October 15, 2014, the notes will be convertible only upon satisfaction of one or more of the conditions described under the headings "—Conversion upon satisfaction of sale price condition," "—Conversion upon satisfaction of trading price condition," and "—Conversion upon specified corporate transactions." On or after October 15, 2014, holders may convert each of their notes at the applicable conversion rate at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date. The conversion rate is initially 19.4764 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $51.34 per share of common stock). Upon conversion of a note, we will pay cash and deliver shares of our common stock, if any, based on a daily conversion value (as defined below) calculated on a proportionate basis for each trading day of the 40 trading-day observation period (as defined below), all as set forth below under "—Payment upon conversion."

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the "applicable conversion rate" and the "applicable conversion price," respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder's notes so long as the notes converted are a multiple of $1,000 principal amount.

If a holder of notes has submitted notes for repurchase upon a fundamental change, the holder may convert those notes only if that holder first withdraws its repurchase election.

Upon conversion, holders of the notes will not receive any separate cash payment for accrued and unpaid interest and additional interest, if any, except as described below. We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the daily VWAP (as defined under "—Payment upon conversion") of our common stock on the last day of the observation period (as defined under "—Payment upon conversion"). Our delivery to note holders of cash or a combination of cash and the full number of shares of our common stock, if applicable, together with any cash payment for any fractional share, into which a note is convertible, will be deemed to satisfy in full our obligation to pay:

- the principal amount of the note; and
- accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such notes at 5:00 p.m., New York City time, on such record date will receive the interest and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest and additional interest, if any, payable on the notes so converted; *provided* that no such payment need be made

- for conversions following the record date immediately preceding the maturity date;
- if we have specified a fundamental change purchase date that is after a record date and on or prior to third trading day after the corresponding interest payment date; or

- to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder's name, in which case the holder will pay that tax.

Holders may surrender their notes for conversion into cash and shares of our common stock, if any, under the following circumstances:

Conversion Upon Satisfaction of Sale Price Condition

Prior to the close of business on the business day immediately preceding October 15, 2014, a holder may surrender all or a portion of its notes for conversion during any fiscal quarter (and only during such fiscal quarter) commencing after June 30, 2008 if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day.

The "last reported sale price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the "last reported sale price" will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the "last reported sale price" will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

"Trading day" means a day on which (i) trading in securities generally occurs on the NYSE or, if our common stock is not then listed on the NYSE, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a United States national or regional securities exchange, in the principal other market on which our common stock is then traded, and (ii) a last reported sale price for our common stock is available on such securities exchange or market. If our common stock (or other security for which a closing sale price must be determined) is not so listed or traded, "trading day" means a "business day."

Conversion Upon Satisfaction of Trading Price Condition

Prior to the close of business on the business day immediately preceding October 15, 2014, a holder of notes may surrender its notes for conversion during the five business day period after any five consecutive trading day period (the "measurement period") in which the "trading price" per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate.

The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; *provided* that, if three such bids cannot reasonably be obtained by the trustee but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If we do not so instruct the trustee to obtain bids when required, the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price on each day we fail to do so.

The trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of a note provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and applicable conversion rate. If the trading price condition has been met, we will so notify the holders. If, at any time after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate for such date, we will so notify the holders.

Conversion Upon Specified Corporate Transactions

Certain distributions

If we elect to

- issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days from the declaration date of such distribution to subscribe for or purchase shares of our common stock at a price per share less than the average of the last reported sale prices of a share of our common stock for the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such issuance; or
- distribute to all or substantially all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value, as reasonably determined by our board of directors, exceeding 10% of the last reported sale price of our common stock on the trading day preceding the declaration date for such distribution,

we must notify the holders of the notes at least 48 scheduled trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The "ex-dividend date" is the first date upon which a sale of our common stock does not automatically transfer the right to receive the relevant dividend from the seller of our common stock to its buyer. Holders of the notes may not exercise this right, and we will not be required to deliver such notice, if such holders may participate (as a result of holding the notes, and at the same time as common stock holders participate) in any of the transactions described above as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount of notes held by such holders, divided by 1,000, without having to convert their notes.

Certain corporate events

If a transaction or event that constitutes a "fundamental change" (as defined under "—Fundamental Change Permits Holders to Require Us to Purchase Notes") or a "make-whole fundamental change" (as defined under "—Adjustment to shares delivered upon conversion upon a make-whole fundamental change") occurs, regardless of whether a holder has the right to require us to repurchase the notes as described under "—Fundamental change permits holders to require us to purchase notes," or if we are a party to a consolidation, merger, binding share exchange, or transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time from or after the effective date of such transaction until 35 trading days after such effective date or, if such transaction also constitutes a fundamental change, until the related fundamental change purchase date (as defined below). We will notify holders and the trustee as promptly as practicable following the date we publicly announce such transaction but in no event less than five scheduled trading days after the effective date of such transaction.

Conversions on or after October 15, 2014

On or after October 15, 2014, a holder may convert any of its notes at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions.

Payment upon Conversion

Upon conversion, we will deliver to holders in respect of each $1,000 principal amount of notes being converted a "settlement amount" equal to the sum of the daily settlement amounts for each of the 40 trading days during the observation period.

"Daily settlement amount," for each of the 40 trading days during the observation period, shall consist of:

- cash equal to the lesser of (i) $25.00 and (ii) the daily conversion value; and
- to the extent the daily conversion value exceeds $25.00, a number of shares equal to (A) the difference between the daily conversion value and $25.00, divided by (B) the daily VWAP for such day;

provided that to the extent the aggregate number of shares we would otherwise be required to deliver pursuant to the foregoing calculation as a part of the daily settlement amount, when taken together with shares delivered upon previous conversions, if any, exceeds the "aggregate share cap" (the lower of (i) the maximum number of shares we may issue without shareholder approval pursuant to NYSE listing requirements, which as of April 15, 2008 was 14,463,700 shares of our common stock, and (ii) the product of (x) a conversion rate of 19.4764 (subject to adjustments as set forth under "—Conversion Rate Adjustments") and (y) the aggregate principal amount of the notes issued under the indenture, *divided by* $1,000), then we will not deliver such excess number of shares unless, in accordance with NYSE listing requirements, we have obtained the approval of our shareholders for the issuance of shares in excess of the aggregate share cap. The Company agreed to include for vote by the shareholders of the Company during its annual shareholder meeting to be held in 2009 and to endorse in the proxy materials for such meeting the approval, in accordance with NYSE listing requirements, the issuance of shares of our common stock upon conversion of the notes in excess of the aggregate share cap referred to above. For the avoidance of doubt, under no circumstances will we be required to deliver any shares in excess of the aggregate share cap. Further, for the avoidance of doubt, unless one of the events described under "—Conversion Rate Adjustments" occurs, under no circumstances will we be required to deliver cash in lieu of any shares otherwise deliverable upon conversions in excess of the aggregate share cap.

"Daily conversion value" means, for each of the 40 consecutive trading days during the observation period, 2.5% of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock on such day.

"Daily VWAP" means, for each of the 40 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading "Bloomberg VWAP" on Bloomberg page "KCI.N <equity> AQR" (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

"Observation period" with respect to any note means

- prior to October 15, 2014, the 40 consecutive trading-day period beginning on and including the second trading day after the related conversion date; and
- on or after October 15, 2014, the 40 consecutive trading days beginning on and including the 42nd scheduled trading day immediately preceding April 15, 2015.

For the purposes of determining payment upon conversion only, "trading day" means a day on which (i) there is no market disruption event (as defined below) and (ii) trading in securities generally occurs on the NYSE or, if our common stock is not then listed on the NYSE, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a United States national or regional securities exchange, in the principal other market on which our common stock is then traded. If our common stock (or other security for which a daily VWAP must be determined) is not so listed or traded, "trading day" means a "business day."

"Scheduled trading day" means a day that is scheduled to be a trading day on the primary United States national securities exchange or market on which our common stock is listed or admitted for trading. If our common stock is not so listed or admitted for trading, "scheduled trading day" means a business day.

For the purposes of determining payment upon conversion, "market disruption event" means (i) a failure by the primary United States national or regional securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any trading day for our common stock for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

We will deliver the settlement amount to converting holders on the third business day immediately following the last day of the observation period.

We will deliver cash in lieu of any fractional share of common stock issuable in connection with payment of the settlement amount (based upon the daily VWAP for the final trading day of the applicable observation period).

Each conversion will be deemed to have been effected as to any notes surrendered for conversion on the date the requirements set forth in the indenture have been satisfied as to such notes; *provided, however,* that if the conversion rate is adjusted during the related observation period, upon the occurrence of any events described under "—Conversion Rate Adjustments," an appropriate adjustment will be made to the settlement amount deliverable in respect of such a conversion.

Exchange in Lieu of Conversion

When a holder surrenders its notes for conversion, we may, at our election (an "exchange election"), direct the conversion agent to surrender, on or prior to the second business day following the conversion date, such notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to timely deliver, in exchange for such notes, the shares of our common stock and/or cash that would otherwise be due upon conversion as described above under "—Settlement upon conversion" (the "conversion consideration"). If we make an exchange election, we will, by the close of business on the second business day following the relevant conversion date, notify the holder surrendering its notes for conversion that we have made the exchange election and we will notify the designated financial institution of the method of settlement we have elected with respect to such conversion and the relevant deadline for delivery of the conversion consideration.

Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related conversion consideration, or if such designated financial institution does not accept the notes for exchange, we will deliver the relevant conversion consideration as if we had not made an exchange election.

Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes.

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes as if they held the full number of shares underlying their notes.

(1) If we exclusively issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

$$CR_1 = CR_0 \times \frac{OS_1}{OS_0}$$

where,

CR_0 = the conversion rate in effect immediately prior to the ex-dividend date of such dividend or distribution, or the effective date of such share split or combination, as applicable

CR_1 = the conversion rate in effect immediately after the opening of business on such ex-dividend date or effective date

OS_0 = the number of shares of our common stock outstanding immediately prior to such ex-dividend date or effective date; and

OS_1 = the number of shares of our common stock outstanding immediately after the opening of business on such ex-dividend date or effective date after giving effect to such dividend, distribution, share split or share combination.

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days from the declaration date of such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration or are not distributed):

$$CR_1 = CR_0 \times \frac{OS_0 + X}{OS_0 + Y}$$

where,

CR_0 = the conversion rate in effect immediately prior the ex-dividend date for such issuance;

CR_1 = the conversion rate in effect immediately after the opening of business on such ex-dividend date;

OS_0 = the number of shares of our common stock outstanding immediately prior to such ex-dividend date;

X = the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of the issuance of such rights or warrants.

(3) If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights or warrants to acquire our capital stock or other securities, to all or substantially all holders of our common stock, excluding

- dividends or distributions and rights or warrants described in clause (1) or (2) above;
- dividends or distributions paid exclusively in cash; and
- spin-offs to which the provisions set forth below in this clause (3) shall apply;

then the conversion rate will be adjusted based on the following formula:

$$CR_1 = CR_0 \times \frac{SP_0}{SP_0 - FMV}$$

where,

CR_0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

CR_1 = the conversion rate in effect immediately after the opening of business on such ex-dividend date;

SP_0 = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets, property, rights or warrants distributed with respect to each outstanding share of our common stock on the ex-dividend date for such distribution.

In the case of rights and warrants, the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration or are not distributed.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock or shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a "spin-off," the conversion rate will be increased based on the following formula:

$$CR_1 = CR_0 \times \frac{FMV_0 + MP_0}{MP_0}$$

where,

CR_0 = the conversion rate in effect immediately prior to the end of the valuation period (as defined below);

CR_1 = the conversion rate in effect immediately after the end of the valuation period;

FMV_0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading-day period after, and including, the effective date of the spin-off (the "valuation period"); and

MP_0 = the average of the last reported sale prices of our common stock over the valuation period.

The adjustment to the conversion rate under the preceding paragraph will occur on the last day of the valuation period; *provided* that in respect of any conversion during the valuation period, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the conversion date in determining the applicable conversion rate.

(4) If we make any cash dividend or distribution to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

$$CR_1 = CR_0 \times \frac{SP_0}{SP_0 - C}$$

where,

CR_0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution;

CR_1 = the conversion rate in effect immediately after the opening of business on the ex-dividend date for such dividend or distribution;

SP_0 = the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the amount in cash per share we distribute to holders of our common stock.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

$$CR_1 = CR_0 \times \frac{AC + (SP_1 \times OS_1)}{OS_0 \times SP_1}$$

where,

CR_0 = the conversion rate in effect at the close of business on the last trading day of the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the date such tender offer or exchange offer expires;

CR_1 = the conversion rate in effect on the business day following the last trading day of the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS_0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS_1 = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires; and

SP_1 = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires

The adjustment to the conversion rate under the preceding paragraph will occur at the close of business on the tenth trading day from, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within 10 trading days immediately following, and including, the expiration date of any tender or exchange offer, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and the conversion date in determining the applicable conversion rate.

Notwithstanding the above, certain listing standards of the NYSE may limit the amount by which we may increase the conversion rate pursuant to the events described in clauses (2) through (5) in the section captioned "—Conversion rate adjustments." These standards generally require us to obtain the approval of our stockholders before entering into certain transactions that potentially result in the issuance of 20% or more of our common stock outstanding at the time the notes are issued unless we obtain stockholder approval of issuances in excess of such limitations. In accordance with these listing standards, these restrictions will apply at any time when the notes are outstanding, regardless of whether we then have a class of securities listed on the NYSE. Accordingly, in the event we are required to deliver 20% or more of our common stock outstanding at the time the notes are issued as a result of one of the events described in clauses (2) through (5) in the section captioned "Description of Notes—Conversion Rights—Conversion Rate Adjustments," we will, at our option, either obtain stockholder approval of such issuances or deliver cash in lieu of any shares otherwise deliverable upon conversions in excess of such limitations (based on the opening price of our common stock on the date when such shares would otherwise be required to be distributed).

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities. If, however, the application of the foregoing formulas would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made (other than as a result of a share split or share combination).

As used in this section, "ex-dividend date" means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see "Certain United States federal income tax considerations."

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, note holders will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case, and only in such case, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness, assets, property, rights or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted

- upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;
- upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

- upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;
- for a change in the par value of our common stock; or
- for accrued and unpaid interest and additional interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share.

Recapitalizations, Reclassifications and Changes Affecting Our Common Stock

In the case of any recapitalization, reclassification or change affecting our common stock (other than changes resulting from a subdivision or combination), a consolidation, merger or combination involving us, a sale, lease or other transfer to a third party of the consolidated assets of ours and our subsidiaries substantially as an entirety, or any statutory share exchange, in each case as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the applicable conversion rate prior to such transaction would have owned or been entitled to receive (the "reference property") upon such transaction. If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. However, at and after the effective time of the transaction, the amount otherwise payable in cash upon conversion of the notes will continue to be payable in cash, and the daily conversion value will be calculated based on the value of the reference property. We agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Adjustments of Prices

Whenever any provision of the indenture requires us to calculate last reported prices or daily VWAP over a span of multiple days, we will make appropriate adjustments to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, at any time during the period from which such prices are to be calculated.

Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change

If a fundamental change described in the first, second or fifth bullets under the definition thereof (as defined below and determined after giving effect to any exceptions or exclusions to such definition, but without regard to the *proviso* in the second clause of the definition thereof, a "make-whole fundamental change") occurs and a holder elects to convert its notes in connection with such make-whole fundamental change, we will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion by a number of additional shares of common stock (the "additional shares"), as described below. A conversion of notes will be deemed for these purposes to be "in connection with" such make-whole fundamental change if the notice of conversion of the notes is received by the conversion agent at any time from and after the effective date of the make-whole fundamental change up to, and including, the business day immediately prior to the related fundamental change purchase date (or, in the case of an event that would have been a fundamental change but for the *proviso* in the second clause of the definition thereof, the 35th trading day immediately following the effective date of such make-whole fundamental change). Upon surrender of notes or conversion in connection with a make-whole fundamental change where the delivery date occurs after the effective date, we will have the right to deliver, in lieu of shares of common stock, including the additional shares, cash or a combination of cash and shares of common stock as described under "—Conversion Rights—Payment Upon Conversion."

Notwithstanding the foregoing, in no event will the product of (i) the conversion rate (including any additional shares deliverable in connection with a make-whole fundamental change) and (ii) the aggregate principal amount of notes issued under the indenture, divided by $1,000, exceed the aggregate share cap (as defined under "—Payment upon Conversion" above) (subject to adjustments as set forth under "—Conversion Rate Adjustments").

Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

If, as described above, we are required to increase the conversion rate by the additional shares as a result of the make-whole fundamental change, we will settle notes surrendered for conversion as described under "—Payment upon Conversion" above by paying cash and delivering shares of our common stock, if any, including the additional shares to be added to the conversion rate, if any, on the third business day following the last day of the applicable observation period.

Fundamental Change Permits Holders to Require Us to Purchase Notes

If a fundamental change (as defined below in this section) occurs at any time, the note holders will have the right, at their option, to require us to purchase for cash any or all of their notes, or any portion of the principal amount thereof, that is equal to $1,000 or multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including additional interest, up to but excluding the fundamental change purchase date (unless the fundamental change purchase date is between a regular record date and the interest payment date to which it relates, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record on such regular record date). The fundamental change purchase date will be a date specified by us that is not less than 20 or more than 35 calendar days following the date of our fundamental change notice as described below. Any notes purchased by us will be paid for in cash.

A "fundamental change" will be deemed to have occurred at the time after the notes are originally issued if any of the following occurs:

(1) a "person" or "group" within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity; *provided* that a fundamental change shall not occur as a result of this clause (1) if, clause (2) also applies, in which case clause (2) below shall apply; or

(2) consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination) as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets or (B) any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction that is a share exchange, consolidation or merger own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such event shall not be a fundamental change; or

(3) continuing directors cease to constitute at least a majority of our board of directors; or

(4) our stockholders approve any plan or proposal for the liquidation or dissolution of us; or

(5) our common stock (or other common stock into which the notes are then convertible) ceases to be listed or quoted on a national securities exchange in the United States, except as a result of a merger to which we are a party or a tender offer or exchange offer for our common stock or other common stock into which the notes are then convertible.

A fundamental change as a result of clause (2) above will not be deemed to have occurred, however, if at least 90% of the consideration received or to be received by our common stockholders, excluding cash payments for fractional shares, in connection with the transaction or transactions constituting the fundamental change consists of shares of common stock traded on a national securities exchange in the United States or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as "publicly traded securities") and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

"Continuing director" means a director who either was a member of our board of directors on the date of this offering memorandum or who becomes a director of the Company subsequent to that date and whose election, appointment or nomination for election by our stockholders is duly approved by a majority of the continuing directors on the board of directors of the Company at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire board of directors of the Company in which such individual is named as nominee for director.

The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of "fundamental change" includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our consolidated assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

Proposal 3
Ratification of Selection of Independent Auditors

The Audit and Compliance Committee has selected Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2009 and has further directed that management submit the selection of independent auditors for ratification by the shareholders at the annual meeting. Ernst & Young has audited our financial statements since 1997. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Vote Required

Ratification of the appointment of Ernst & Young as our independent auditors for the fiscal year ending December 31, 2009 requires the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against this proposal. Broker-non-votes, if any, will have no effect. Unless instructed to the contrary in the proxy, the shares represented by proxies will be voted FOR the proposal ratifying the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2009.

Shareholder ratification of the selection of Ernst & Young as our independent auditors is not required by our By-laws or otherwise. However, the Board of Directors, upon recommendation of the Audit and Compliance Committee, is submitting the selection of Ernst & Young to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit and Compliance Committee may reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit and Compliance Committee in its discretion may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of us and our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table sets forth certain information regarding the ownership of our common stock as of March 31, 2009 for: (1) each director and nominee for director; (2) each of the executive officers, including those named in the 2008 Summary Compensation Table; (3) all of our executive officers and directors as a group; and (4) all those known by us to be beneficial owners of more than five percent of our common stock. Percentage of beneficial ownership is based on 70,784,531 shares of our common stock outstanding as of March 31, 2009, as adjusted pursuant to rules promulgated by the SEC.

	Shares of Common Stock Beneficially Owned(1)	
Name(2)	# of Shares	% of Class
FMR LLC and related parties(3) 82 Devonshire Street Boston, MA 02109	8,881,723	12.55%
Invesco Ltd. and related parties(4) 1360 Peachtree Street NE Atlanta, GA 30309	11,333,355	16.01%
Directors and Executive Officers		
Ronald W. Dollens(5)	99,115	*
James R. Leininger, M.D.(6)	8,818,501	12.46%
Catherine M. Burzik(7)	368,694	*
John P. Byrnes(8)	106,257	*
Craig R. Callen(9)	750	*
Woodrin Grossman(10)	24,196	*
Harry R. Jacobson, M.D.(11)	54,866	*
Carl F. Kohrt, Ph.D.(12)	750	*
David J. Simpson(13)	61,670	*
C. Thomas Smith(14)	44,677	*
Donald E. Steen(15)	72,011	*
Martin J. Landon(16)	310,669	*
Stephen D. Seidel(17)	94,250	*
Todd M. Fruchterman, M.D., Ph.D.(18)	61,086	*
Lynne D. Sly(19)	105,325	*
Lisa Colleran(20)	35,000	*
Michael J. DelVacchio, Jr.(21)	18,887	*
TLV Kumar(22)	12,250	*
Patrick Loh(23)	4,650	*
Michael Schneider	—	*
Directors and Executive Officers as a Group(24)	10,293,604	14.37%
Total	30,508,682	42.59%

* Less than one percent (1%).

(1) Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of March 31, 2009 are considered to be beneficially owned by such person. Unless otherwise indicated in the footnotes, the person or entity named has sole voting power and investment power with respect to all shares indicated.

(2) Unless otherwise indicated the address of each individual listed in this table is c/o Kinetic Concepts, Inc., 8023 Vantage Drive, San Antonio, Texas 78230.

(3) Information is based on the Schedule 13G/A dated February 17, 2009 filed by FMR LLC and Edward C. Johnson 3d, which sets forth their respective beneficial ownership as of December 31, 2008. Pursuant to the Schedule 13G/A, 8,434,239 of the shares reported are beneficially owned by Fidelity Management & Research Company, an investment adviser and a wholly-owned subsidiary of FMR LLC, as a result of acting as investment adviser to various investment companies (collectively, the "Fidelity Funds"), and with respect to these shares, FMR LLC, Mr. Edward C. Johnson 3d and each of the Fidelity Funds exercise investment power and the Fidelity Funds' Boards of Trustees exercises voting power; 865 shares are beneficially owned by Strategic Advisors, Inc., an investment advisor and wholly owned subsidiary of FMR LLC; 69,857 shares are owned by Pyramis Global Advisors, LLC, a wholly-owned subsidiary of FMR LLC, as to which each of Mr. Johnson and FMR LLC, through its control of Pyramis Global Advisors, LLC, has investment and voting power; 162,962 shares are owned by Pyramis Global Advisors Trust Company, a bank and a wholly-owned subsidiary of FMR LLC, as to which each of Mr. Johnson and FMR LLC, through its control of Pyramis Global Advisors Trust Company, has investment power, and voting power with respect to 162,962 of such shares; and 213,800 shares reported are beneficially owned by Fidelity International Limited, an investment adviser and an entity independent of FMR LLC, as to which shares Fidelity International Limited exercises sole investment and voting power. The number of shares of common stock owned by FMR includes 213,072 shares of common stock resulting from the assumed conversion of $10,940,000 principal amount of the Company's 3.25% Convertible Senior Notes due 2015; 28,357 shares of which are held by Pyramis Global Advisors, LLC; and 2,142 shares held by Pyramis Global Advisors Trust Company.

(4) Information is based on the Schedule 13G/A filing made by Invesco Ltd. on behalf of itself and its subsidiaries Invesco Trimark Ltd. ("Invesco Trimark") and Invesco PowerShares Capital Management LLC ("Invesco PowerShares") on March 19, 2009. Invesco Trimark holds sole voting and sole dispositive powers over 11,330,020 shares, and Invesco PowerShares holds sole voting and sole dispositive powers over 3,335 shares.

(5) Mr. Dollens' common stock holdings include 24,441 shares acquirable upon the exercise of options.

(6) Information is based on the Schedule 13G/A filing made by Dr. Leininger on February 6, 2009. Shares of common stock beneficially owned by Dr. Leininger include: (i) 6,912,616 shares directly held by Dr. Leininger, (ii) 1,878,219 shares held by Dr. Leininger's spouse, (iii) 10,100 shares held by J&E Investments, L.P., in which Dr. Leininger is a 1% general partner, with respect to which Dr. Leininger disclaims beneficial ownership, except to the extent of any pecuniary interest therein, and (iv) 17,566 shares acquirable upon the exercise of options. Dr. Leininger has sole voting and dispositive power over 6,940,282 shares. Dr. Leininger has pledged 4.0 million shares of common stock with JP Morgan Chase Bank as collateral for a loan.

(7) Ms. Burzik's common stock holdings include 217,266 shares acquirable upon the exercise of options.

(8) Mr. Byrnes's common stock holdings include 19,625 shares acquirable upon the exercise of options.

(9) Mr. Callen's common stock holdings include 750 shares acquirable the exercise of options.

(10) Mr. Grossman's common stock holdings include 14,316 shares acquirable upon the exercise of options.

(11) Dr. Jacobson's common stock holdings include 19,625 shares acquirable upon the exercise of options, and 1,000 shares held by his spouse.

(12) Mr. Kohrt's common stock holdings include 750 shares acquirable the exercise of options.

(13) Mr. Simpson's common stock holdings include 35,165 shares held in the David J. Simpson Revocable Living Trust, with respect to which Mr. Simpson disclaims beneficial ownership except to the extent of any pecuniary interest therein, and 19,625 shares acquirable upon the exercise of options.

(14) Mr. Smith's common stock holdings include 19,625 shares acquirable upon the exercise of options.

(15) Mr. Steen's common stock holdings include 19,625 shares acquirable upon the exercise of options.

(16) Mr. Landon's common stock holdings include 600 shares held by Mr. Landon as trustee for his children under the Texas Uniform Transfers to Minors Act, with respect to which Mr. Landon disclaims beneficial ownership except to the extent of any pecuniary interest therein, and 247,966 shares acquirable upon the exercise of options.

(17) Mr. Seidel's common stock holdings include 68,276 shares acquirable upon the exercise of options.

(18) Dr. Fruchterman's common stock holdings include 39,206 shares acquirable upon the exercise of options.

(19) Ms. Sly's common stock holdings include 82,035 shares acquirable upon the exercise of options.

(20) Ms. Colleran's common stock holdings include 15,000 shares acquirable upon the exercise of options.

(21) Mr. DelVacchio's common stock holdings include 10,617 shares acquirable upon the exercise of options.

(22) Mr. Kumar's common stock holdings include 12,250 shares acquirable upon the exercise of options.

(23) Mr. Loh's common stock holdings include 4,650 shares acquirable upon the exercise of options.

(24) Includes 853,214 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of March 31, 2009.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material features of KCI's compensation policies and decisions for the executive officers identified in the Summary Compensation Table, which are referred to throughout this Proxy Statement as the "named executive officers."

The Compensation Committee of the Board of Directors oversees KCI's executive compensation practices and is responsible for review and oversight of KCI's compensation plans and policies, the annual review of all executive officer compensation, administration of KCI's equity plans, and the approval of equity grants to executive officers. The Compensation Committee meets at least quarterly in person and periodically approves and adopts, or makes recommendations to the Board for, matters relating to compensation, including the approval of equity grants to employees. The Compensation Committee engages the services of independent outside advisers.

The Chief Executive Officer, the General Counsel and the Senior Vice President of Human Resources attend regular Compensation Committee meetings, and each meeting concludes with an executive session during which only the Compensation Committee members are present. The Chief Executive Officer makes salary, bonus and equity grant recommendations for the other executive officers to the Compensation Committee, and KCI's Human Resources, Finance and Legal departments provide support to the Compensation Committee.

The day-to-day design and administration of compensation plans and policies applicable to KCI employees in general are handled by the Human Resources, Finance, and Legal departments of KCI. The Compensation Committee remains responsible for overall administration and maintenance of KCI's compensation plans and policies.

Compensation Philosophy and Objectives

KCI's executive compensation program is designed to attract, retain and motivate highly qualified executive talent, while appropriately aligning executive incentives with Company and shareholder goals. To accomplish this, compensation paid to executive officers is designed to align compensation rewards with KCI's financial performance, as well as the individual performance of the executive.

In 2008, the Compensation Committee engaged the services of Hewitt Associates, an independent consultant on executive compensation, to assist in analyzing the Company's compensation strategy, including generating data discussed under the sections entitled "Peer Group" and "Competitive Market Surveys" below. The compensation consultant was directed to identify trends in executive compensation, assist with the determination of pay programs, assess competitive pay levels and mix (e.g., proportion of base salary to incentive pay, proportion of annual incentives to long-term incentives, and benefits), and advise on establishing appropriate compensation levels for executive officers.

Peer Group

The Compensation Committee compares KCI's compensation elements against a peer group of medical device and other companies with size and growth characteristics similar to KCI based upon data and recommendations from the independent outside consultant. The Compensation Committee annually evaluates the peer group and will make changes to the peer group from time to time, as it deems appropriate. For 2008, the companies comprising this peer group were:

- Advanced Medical Optics, Inc.
- Applera Corporation
- Beckman Coulter, Inc.
- C.R. Bard, Inc.
- DaVita Inc.
- Dentsply International, Inc.
- Edwards Lifesciences Corporation
- Hill-Rom Holdings Inc.
- IDEXX Laboratories, Inc.
- Intuitive Surgical, Inc.
- Invitrogen Corporation
- Lincare Holdings Inc.
- ResMed Inc.
- Smith & Nephew plc
- Steris Corporation
- St. Jude Medical, Inc.
- Stryker Corporation
- Varian Medical Systems, Inc.
- Zimmer Holdings, Inc.

Competitive Market Surveys

The Compensation Committee also obtains compensation market analyses on an annual basis from Hewitt Associates to understand the competitive positioning of KCI's executive pay practices and assist with its determinations as to the appropriate level and mix of executive compensation. The market analyses include a review of proxy disclosure information from KCI's competitive peer group as well as general market compensation from 300 general industry companies. The general industry data is supplemented with medical device industry data, which is derived from an independent medical device compensation data survey, particularly for executive positions where proxy data is not readily available. Market values at the 50th and 75th percentile for each compensation component are provided by the independent compensation consultant. The terms "market," "market analysis," "market compensation" or "percentile of market" refer to peer group data where available; otherwise they refer to general industry data in the following discussion.

Elements of Compensation

KCI seeks to reward executives for measurable results in meeting and exceeding goals and to reinforce a sense of ownership, entrepreneurial spirit and long-term shareholder value. Consistent with this philosophy, KCI uses multiple components of executive compensation, with an emphasis on variable compensation and long-term incentives. The main elements of KCI compensation for executives are base salary, annual incentive bonus, long-term incentives, and benefits, as presented in the table below and discussed in more detail in the following paragraphs:

Compensation Component	Purpose	Competitive Positioning
Base Salary	Market-competitive pay for comparable positions with comparable experience and competence of executive.	Base salaries are targeted at the market median, taking into account the competitive environment and the experience and accomplishments of a particular executive.
Annual Incentive Bonus	Focus on corporate goals: • Financial Goals (EPS, Cash Flow, Revenue) • Corporate Scorecard Goals (specific objectives tied to market penetration, innovation, execution, organizational excellence and financial management) • Individual objectives aligned with corporate strategy	Target bonuses are established as a percentage of base salary and are targeted between the 50th and 75th percentile of market.
Long-term Incentives	Alignment with shareholder value, using: • Stock Options (time vested or performance-based) • Restricted Stock Awards/Units (time vested with performance accelerators) • Performance Shares (vesting on achievement of designated performance measures) • Stock Ownership Guidelines	Value of equity grants is targeted between the 50th and 75th percentile of market.
Executive Benefits	Competitiveness with industry practices	Value of benefits is targeted at the 50th percentile of market.
Total Compensation	Designed to attract and retain qualified executives, incentivize performance and maximize long-term shareholder value	Total compensation is highly correlated with company and individual performance and is targeted between the 50th and 75th percentile of market.

Executive Base Salaries

Executive base salary levels are set to be competitive, with reference to the market analyses obtained by the Compensation Committee. The base salary levels of KCI executives also reflect a combination of other factors including the executive's position and responsibilities, experience, specific competencies, comparable salaries of other KCI executives, KCI's overall annual budget for merit increases and the executive's individual contributions to KCI's performance. Base salary is an element of compensation used to determine the annual incentive bonus (as a percentage of salary) for the named executive officers. The weight given to each of these factors varies by the individual executive, as the Compensation Committee deems appropriate. Formal performance reviews of the Chief Executive Officer are completed by the Board of Directors, and the Chief Executive Officer completes reviews for all other executive officers. Performance reviews are conducted annually to assess these factors, along with the market data obtained by the Compensation Committee. Based on the performance reviews, the Compensation Committee approves and adopts, or makes recommendations to the Board for adjustments to, executive base salaries, which are typically made effective on April 1 of each year. Assessment of each executive's individual performance includes consideration of the executive's contributions to Company financial performance and corporate scorecard goals, as well as judgment, creativity, effectiveness in leading and developing subordinates, execution capability, contributions to improvements in the quality of KCI's products, services and operations, and consistency of behavior with KCI's core values.

In 2006, KCI hired Catherine M. Burzik as President and Chief Executive Officer. Her initial annual base salary was $800,000 through April 1, 2008, at which time her salary was increased to $845,000. Ms. Burzik did not receive an increase to her 2008 base salary as of April 1, 2009. Based on market analyses obtained by the Compensation Committee, Ms. Burzik's base salary was in the 65th percentile during 2007 and 2008, and is in approximately the 60th percentile for her 2009 base salary, which reflects her high level of competence and deep management experience in leading large business organizations.

In 2008, the base salaries of the other KCI executives, including the named executive officers, ranged between approximately the 40th and 60th percentiles compared to the competitive market surveys obtained by the Compensation Committee, consistent with our compensation philosophy and targets. Base salary increases for these officers, effective April 1, 2009, ranged from 0% to approximately 10% depending on position. The increases, which KCI deemed a necessary retention tool, did not result in a significant change to KCI's compensation position within its peer group. In 2009, the base salaries for Mr. Landon, Mr. Seidel, Dr. Fruchterman and Ms. Sly have been increased by 5%, 10%, 8% and 0%, respectively.

Annual Incentive Bonus for Executives

KCI's annual incentive bonus program is designed to focus the attention of each executive on goals and activities that are critical to KCI's success. The Compensation Committee sets the corporate financial performance targets and individual objectives for the Chief Executive Officer and for other executives based on recommendations from the Chief Executive Officer and Human Resources. These performance targets and objectives are designed to encourage strong financial results and maximize long-term shareholder value. Target bonuses for the named executive officers were set at 70% of base pay for 2008, except for the Chief Executive Officer whose target bonus was set at 100% of base pay for 2008. These percentages were selected after reviewing market data provided by the Company's compensation consultant, which indicated that these percentages for target bonus put the Company between approximately the 40th and 60th percentiles. The amount of the bonus actually paid was not determined with reference to the market data but rather with regard to the realization of the Company and personal objectives described below. Based on the recommendations of the Company's compensation consultant and current trends in executive compensation, under the 2009 Annual Incentive Bonus Guidelines, target bonuses for the named executive officers will generally range between 70% and 110% of base salary. The Committee expects that the target bonus percentile of salary may change in the future.

Aggregate payments under the 2008 Annual Incentive Bonus Guidelines were based 80% on the Company's Consolidated Financial Metric ("CFM") which consists of measurements of growth in Revenue, Earnings Per Share and Cash Flows. The Compensation Committee retains discretion under the Annual Incentive Bonus Guidelines to adjust 2008 actual results by removing the impact of unusual items in the calculation of the Consolidated Financial Metric. The 2008 Annual Incentive Bonus Guidelines do not provide for bonuses if KCI fails to achieve 90% of its CFM performance target. The remaining 20% of aggregate payments under the 2008 Annual Incentive Bonus Guidelines were based on achievement of the Company's Corporate Scorecard Objectives in the following areas (with specified target objectives which will be revised each year):

- market penetration (specific product categories and account conversions);
- innovation (product development and pipeline targets);
- execution (on-time delivery targets and launch dates for new products);
- organizational excellence (leadership bench strength and retention targets); and
- financial management (productivity increases, research and development spending, management of working capital).

Aggregate payments under the Annual Incentive Bonus Guidelines vary from year-to-year based upon the performance measures described above. For example, in 2006, the weighted earned payout was 90%, and in 2007, it was 113% reflecting outstanding growth in consolidated cash flow. In 2008, the weighted earned payout was 84.5%.

A summary of these performance measures constituting the Consolidated Financial Metric, the Corporate Scorecard Objectives and the related fiscal 2008 results are as follows (dollars in thousands):

Performance Measure	Fiscal 2008 Target (4)	Fiscal 2008 Result (4)	Earned Payout (%)	Weighting Factor (%)	Weighted Earned Payout (%)
Revenue Growth (1)	11.9%	5.7%	70	25	17.5
EPS Growth (2)	19.5%	15.8%	85	30	25.5
Consolidated Cash Flow (3)	$398,425	$390,034	90	25	22.5
Corporate Scorecard Objectives	Market penetration; innovation; execution; organizational excellence; and financial management	95%	95	20	19.0
Consolidated Corporate Metric					84.5

(1) Revenue growth excludes the effect of foreign currency fluctuations.

(2) EPS growth excludes the effect of foreign currency fluctuations and costs associated with any significant and unusual items as determined by the Compensation Committee.

(3) Consolidated Cash Flow is defined as EBITDA, less capital expenditures, and excludes the effect of foreign currency fluctuations and costs associated with any significant and unusual items as determined by the Compensation Committee.

(4) 2008 consolidated financial metric targets and results for revenue growth, EPS growth and consolidated cash flow exclude the results of the LifeCell business and the impact of non-recurring acquisition costs.

A further assessment of each executive's individual performance (taking into account performance against individual goals and other factors) was made and used as a multiple ranging from 0% to 150% and applied to calculate the final bonus payout for each executive, subject to an overall cap of 200% of target bonus. The Annual Incentive Bonus Guidelines are pre-established by the Compensation Committee each year and communicated to the Company's executive officers. However, pursuant to the terms of the guidelines, the Compensation Committee retains the discretion to award some, all, or none of the bonuses described in the guidelines, depending on certain factors. The Compensation Committee establishes individual objectives for each executive based on recommendations by the Chief Executive Officer and Human Resources with a view to primarily objective, metrically driven objectives. However, some individual goals will by nature have a subjective component. As such, in selected instances, the Compensation Committee may exercise its discretion with respect to whether such subjective goals have been achieved and may adjust bonus calculations which may yield higher or lower bonus amounts than would result from a purely formulaic approach. In certain instances, the Compensation Committee may also determine to award no bonus, such as in the case of termination of employment of an executive officer. In establishing the objectives under both the Consolidated Financial Metric and the Corporate Scorecard Objectives, the Committee sets standards at levels it believes are significant but achievable with rigorous personal commitment.

The table below summarizes the decisions of the Committee with regard to the Annual Incentive Bonus Guideline amounts for each named executive officer for fiscal year 2008. Due to the departure of Mr. Staub and Mr. Thomas from the Company prior to the end of 2008, they were not considered for an annual incentive bonus under the Annual Incentive Bonus Guidelines and have not been included in the table below.

Name	Base Salary ($)	Target Bonus (%)	Target Bonus ($)	Consolidated Corporate Metric (%)	Individual Multiple (%)	Actual Bonus (%)	Actual Bonus ($)
Catherine M. Burzik	845,000	100	845,000	84.5	100	85	714,025
Martin J. Landon	400,000	70	280,000	84.5	110	93	260,260
Stephen D. Seidel	345,000	70	241,500	84.5	110	93	224,474
Todd M. Fruchterman, M.D., Ph.D.	350,000	70	245,000	84.5	110	93	227,728
Lynne D. Sly	325,000	70	227,500	84.5	95	80	182,626

In calculating the individual attainment multiple for each named executive officer under the 2008 Annual Incentive Bonus Guidelines, the Compensation Committee considered the overall contribution of each named executive officer to the Consolidated Financial Metric and the Corporate Scorecard Objectives, together with each executive's accomplishment of the key individual goals established for the 2008 fiscal year.

Ms. Burzik's individual performance was determined by the Board of Directors in accordance with its annual CEO evaluation procedure, which included her own self-evaluation and an evaluation by each non-executive director of her overall performance and her contribution to the Company's performance under the Consolidated Financial Metric and the Corporate Scorecard Objectives, which had a Weighted Earned Payout of 84.5% as set forth above. As a result of this evaluation, the Compensation Committee assigned Ms. Burzik the individual multiple of 100% set forth in the above table. The Compensation Committee based Ms. Burzik's individual multiple on her performance and accomplishments in 2008, including executing the LifeCell acquisition and successfully leading the development of and executing on the Company's strategic plan and corporate scorecard goals.

Mr. Landon's individual performance was determined based on his contribution to the Company's performance goals described above, together with his accomplishment of personal goals for 2008, including:

- ensuring quality internal control environment with respect to financial reporting;
- implementing a home care consignment program for the Company's V.A.C. business;
- reducing order fulfillment cycle times for the Company's V.A.C. business; and
- managing financial operations to achieve the Company's performance targets.

The Compensation Committee determined that Mr. Landon met or exceeded each of his objectives in assigning him the individual multiple set forth in the table above.

Mr. Seidel's individual performance was determined based on his contribution to the Company's performance goals described above, together with his accomplishment of personal goals for 2008, including:

- successfully executing legal aspects of strategic merger and acquisition opportunities;

- developing and building a health policy and health economics and reimbursement capability; and
- successfully executing the Company's intellectual property litigation and patent portfolio strategies.

The Compensation Committee determined that Mr. Seidel met or exceeded each of these objectives in assigning him the individual multiple set forth in the table above.

Dr. Fruchterman's individual performance was determined based on his contribution to the Company's performance goals described above, together with his accomplishment of personal goals for 2008, including:

- execution of development pipeline and moving products from evaluation to commercialization phase;
- innovation and portfolio expansion;
- support of strategic merger and acquisition activity;
- streamlining global regulatory organization; and
- successfully managing research and development spending to budget.

The Compensation Committee determined that Dr. Fruchterman met or exceeded each of these objectives in assigning him the individual multiple set forth in the table above.

Ms. Sly's individual performance was determined based on her contribution to the Company's performance goals described above, together with her accomplishment of personal goals for 2008, including:

- achieving a specified revenue target for the Company's Therapeutic Support Systems business. At the time the revenue measure was established, it was considered significant but achievable with rigorous personal commitment, as it represented maintenance of market share in light of increased competition.
- significantly exceeding operating profit performance targets for the TSS business. At the time the measure was established, it was considered significant but achievable with rigorous personal commitment, as it represented significant growth over the 2007 comparable period performance.
- achieving specified revenue targets for the Company's Canadian operations for fiscal 2008. At the time the revenue measures were established, they were considered significant but achievable with rigorous personal commitment, as they represented significant growth over the 2007 comparable period performance.
- driving corporate development efforts for the TSS business for 2008.

The Compensation Committee determined that Ms. Sly realized some but not all of these objectives in assigning her the individual multiple set forth in the table above.

The individual performance of Messrs. Staub and Thomas was not considered by the Compensation Committee in any bonus calculation decisions due to their departure from the Company during the 2008 fiscal year.

Executive Long-Term Incentives

KCI places significant emphasis on long-term incentives in executive compensation. Long-term incentives are designed to promote sustained shareholder value by encouraging executives to set and execute strategic goals that provide for continued long-term growth and profitability. KCI uses an annual equity grant of stock options, restricted stock, restricted stock units and/or performance shares to incentivize the performance of named executive officers. This combination of equity-based incentives is intended to align executive interests with KCI's achievement of financial objectives that enhance shareholder value, and enable KCI to competitively attract, retain and motivate executive talent in a marketplace where such incentives are prevalent.

Initial equity grants for newly-hired executive officers are reviewed and approved by the Compensation Committee based on the recommendations of management with reference to market analyses. Equity grant amounts are based on job responsibilities and potential for individual contribution, with reference to the levels of total compensation, which includes the value of long-term incentive amounts of executives in KCI's peer group. Initial equity grants are generally larger than those distributed annually to provide sufficient long-term incentives for new executives. All awards of stock options are made at the market price at the time of the award, which is equal to the closing price of KCI's shares on the date of grant. All equity grants made to executives since the Company's IPO have been issued under the KCI 2004 Equity Plan or the KCI 2008 Omnibus Stock Incentive Plan since its approval by shareholders in May 2008.

Annual equity grant values are determined based upon information on long-term incentive market analyses obtained by the Compensation Committee. Generally, at its first quarter meeting of each year, the Compensation Committee reviews and approves a range of Black-Scholes grant values assigned to different eligible employee salary grades. Stock option awards made pursuant to these guidelines have an exercise price equal to the closing price of KCI shares on the date of grant, which is scheduled to coincide with the Compensation Committee's first quarter meeting following our fourth quarter earnings release. During that meeting, the Compensation Committee determines the appropriate number of options and restricted stock for grantees within each eligible salary grade.

KCI uses a combination of stock options, restricted stock, restricted stock units and/or performance shares. Award levels are determined based on market data provided by our compensation consultant. Typically, stock options have a ten year life and vest annually in equal increments over a four-year period. For grants of restricted stock and restricted stock units made in 2005, 2006 and 2007, restrictions generally were scheduled to lapse in one-third increments on the fourth, fifth and sixth anniversaries of the grant, with restrictions lapsing on an accelerated basis if the annual Consolidated Financial Metric for the year prior to the grant are exceeded by designated thresholds. For example, for restricted stock grants made in 2007, restrictions would lapse on the third, fourth and fifth anniversaries of the grant if the Company reached 125% of the Consolidated Financial Metric for 2006 prior to the grant otherwise vesting by passage of time. Similarly, these restrictions would lapse on the first, second and third anniversaries if the Company reached 175% of the 2006 Consolidated Financial Metric prior to the grant otherwise vesting by passage of time. For restricted shares granted in 2008, restrictions would lapse 100% on the third anniversary of grant.

Prior to 2008, the relative valuation mix of stock options and restricted stock grants was weighted with 75% of annual long-term incentive value in stock options and 25% of the annual long-term incentive value was delivered in restricted stock or restricted stock units. Based on the recommendations of the Company's compensation consultant and current trends in executive compensation, commencing in 2008, equity grants for named executive officers consisted of three components: stock options, restricted stock, and performance shares (performance-based restricted stock units). In 2008, 50% of the value of the annual equity grant to the named executive officers was delivered in stock options which vest ratably over four years, 25% of the value was delivered in restricted stock (the restrictions on which lapse upon the third anniversary of the grant date), and 25% of the grant date value was delivered in performance shares.

The lapsing of restrictions on 2008 performance shares was tied to achievement of annual incremental revenue milestones over a three-year performance period based on the following schedule: (i) if at least 80% but less than 100% of the Company's annual incremental revenue milestone for the immediately preceding fiscal year is met, (x) one-sixth of the performance shares will vest on the next anniversary of the grant date, and (y) an additional one-sixth of the performance shares will also vest for a prior year for which no vesting has occurred; and (ii) if at least 100% of the Company's annual incremental revenue milestone for the immediately preceding fiscal year is met, (x) one-third of the performance shares will vest on the next anniversary of the grant date, and (y) any unvested performance shares that were eligible for vesting for a prior year will also vest. As a result of the Company's financial performance in 2008, the Company does not believe that the restrictions on the performance shares granted in 2008 will lapse in the future, and accordingly, any unvested shares will be forfeited.

The Compensation Committee has determined that a portion of option grants to executive officers in 2009 will vest based on certain performance criteria so as to tie the executives' compensation more closely to the Company's success and the interests of its shareholders. Accordingly, one third of these performance-based options of the February 2009 option grants will vest on the first anniversary of grant if the Company attains its 2009 target CFM; an additional third (as well as the first tranche, if not already vested) will vest on the second anniversary of grant if the 2010 CFM is at least 107.5% of the 2009 target CFM; and finally any unvested portion of the option will vest if the 2011 CFM is at least 115.6% of the 2009 target CFM. Moreover, a special accelerated vesting rule provides that one half of the option grant will vest if the Company's 2009 CFM is at least 110% of the 2008 CFM (in which case the foregoing general vesting rule will be suspended to that extent), and the option will vest in full if the Company's 2010 CFM is at least 121% of the 2008 CFM. On February 20, 2009, the Compensation Committee awarded 62,500 performance-based options and 187,500 time-based options to Ms. Burzik; 21,000 performance-based options and 63,000 time-based options to Mr. Landon; 15,250 performance-based options and 84,750 time-based options to Mr. Seidel; 15,250 performance-based options and 59,750 time-based options to Dr. Fruchterman; and 14,250 performance-based options and 42,750 time-based options to Ms. Sly.

Grants are made to new officers pursuant to negotiations with them based on market data and as necessary to obtain their services; from time to time the Committee may make supplemental grants as it deems necessary to secure the retention of various continuing employees, in light of new hiring and otherwise.

Benefits and Perquisites

KCI provides the named executive officers with health and welfare benefits that are available to all KCI employees. International plans may vary, but employees and executives generally participate in health and welfare programs designed to attract and retain employees in a competitive marketplace while providing protection against any hardships otherwise arising from an illness, disability or death.

KCI also makes available to its executive officers certain benefits and perquisites that the Compensation Committee believes are reasonable and consistent with the overall executive compensation program. These executive benefits and perquisites are intended to serve as part of a competitive total compensation program, and to enhance the executive's ability to efficiently perform his or her responsibilities and minimize distractions. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers.

The named executive officers are provided with reimbursement for tax planning services. This amount is only available as a reimbursement, not a guaranteed amount, and was limited in 2008 to $5,000 for Ms. Burzik as Chief Executive Officer, and up to $1,771 for the other named executive officers.

KCI also provides named executive officers with an annual executive physical exam, and this benefit was limited in 2008 to an expenditure of $1,550 for Ms. Burzik and the other named executive officers.

The attributed costs of these personal benefits are included in the "All Other Compensation" column of the 2008 Summary Compensation Table below.

Termination Payments

The Company enters into severance arrangements with its named executive officers based on its understanding of common market practice, which recognizes that senior executives are often unwilling to join and remain at a company without the assurance that they will be provided with a customary severance package if they are terminated by the Company other than for cause. In this regard, Ms. Burzik's severance arrangements were negotiated in 2006 as part of an overall package deemed necessary by the Compensation Committee to induce her to join the Company. The Company also entered into severance arrangements in 2006 with Messrs.

Landon and Seidel, Dr. Fruchterman and Ms. Sly with a view to ensuring their employment and preventing the distraction and loss of key employees which might otherwise occur in connection with rumored or actual fundamental corporate changes, and to promote retention despite the uncertainties of a contemplated or pending transaction. The Board determined which particular events would trigger payment based on current market practice. These agreements were structured with the terms and payout levels described below based on benchmark data provided by the Company's independent compensation consultant. Please refer to the "Executive Benefits and Payments Upon Termination Table" on page 59 for more information regarding potential payments upon termination.

As more fully described under the heading "Effect of Change-in Control on Equity Grants," for equity grants to employees under the 2004 Equity Plan and 2008 Omnibus Stock Incentive Plan, unless otherwise provided in an award agreement, if a participant's employment or service is terminated other than for cause within 24 months following a change in control, then all outstanding options, shares of restricted stock and restricted stock units immediately vest. For equity grants to employees made pursuant to the 2008 Omnibus Stock Incentive Plan award agreements, all outstanding options, shares of restricted stock and restricted stock units immediately vest upon death or disability. The Board determined which particular events would trigger payment based on current practice within the peer group. Pursuant to Ms. Burzik's offer letter, in the event that her employment is terminated by the Company other than for cause or by Ms. Burzik for good reason, then her new hire grant of stock options will become fully vested and the stock options will remain exercisable for three (3) years following her termination. In November 2006, Mr. Seidel, Dr. Fruchterman and Ms. Sly also received a one-time equity grant of non-qualified options which vest ratably over four years, and which provide for immediate vesting upon termination of their employment by the Company other than for cause.

Effect of Change-in Control on Equity Grants

Under the 2004 Equity Plan and the 2008 Omnibus Stock Incentive Plan, unless otherwise provided in an award agreement, upon a Change in Control (as defined therein), all outstanding options, shares of restricted stock and restricted stock units vest immediately unless such awards are either assumed or an equitable substitution is made. In addition, if a participant's employment or service is terminated other than for Cause (as defined therein) within 24 months following a Change in Control, then all outstanding options, shares of restricted stock and restricted stock units immediately vest.

The Board of Directors designed these Change in Control provisions to prevent the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate changes, and to promote retention despite the uncertainties of a contemplated or pending transaction. The Board determined which particular events would trigger payment based on current practice within the peer group.

Pursuant to Ms. Burzik's offer letter, in the event of a Change in Control, as defined under the 2004 Equity Plan, her new hire restricted stock and stock option awards immediately and fully vest. Additionally, if it is determined that any payments to her would be subject to any excise tax under Section 4999 of the IRS Code, KCI will pay Ms. Burzik a gross-up payment in an amount such that, after payment by her of all income and other taxes imposed on the gross-up payment, she retains an amount of the gross-up payment sufficient to pay such excise tax. No other executive officer would receive a similar gross-up payment.

Tally Sheets

The Compensation Committee annually reviews total compensation tally sheets which describe all components of compensation for senior executives, including salary, target bonus, accumulated realized and unrealized stock option gains, the dollar value to the executive and cost to KCI of all perquisites and other personal benefits, and compensation under several potential severance and change-in-control scenarios. Based on this review for 2008 compensation, the Compensation Committee determined compensation for KCI's senior executives to be appropriate.

Management Stock Ownership Guidelines

In 2004, the Board of Directors adopted management stock ownership guidelines which encourage KCI executives to focus their efforts on the long-term success of KCI and to align executive and shareholder interests. These guidelines apply to the following senior executives indicated below at the indicated levels of aggregate fair market value in equity securities held.

Position	Stock Ownership Guidelines
Chief Executive Officer	5x annual base salary
Chief Financial Officer	3x annual base salary
General Counsel	3x annual base salary
Division Presidents	3x annual base salary
Other executives	2x annual base salary

The following shares count towards fulfillment of the stock ownership guidelines:

- Shares owned outright by the executive or his or her immediate family members residing in the same household;
- Restricted stock (as long as removal of restrictions is not contingent solely on performance); and
- Shares held in the Employee Stock Purchase Plan.

Stock options (vested or unvested) do not count in determining compliance with the guidelines.

The target date for compliance for all covered senior executives employed by KCI as of the effective date of these guidelines is either (1) June 30, 2007 for those employed by KCI prior to June 30, 2001, or (2) June 30, 2009 for all others. New hires will have five years from their date of hire for compliance. If an executive's stock ownership guideline increases because of change in title, a three-year period to achieve the incremental guideline will begin on the effective date of the change.

Annually, the Compensation Committee will review progress towards compliance with the guidelines, which permit variances in the event of extraordinary hardship or a precipitous decline in stock value. If an executive fails to meet his/her stock ownership guideline by the target date, the Compensation Committee may suspend future equity grants to that individual until they achieve compliance. As of March 31, 2009, all of KCI's executive officers were in compliance with the guidelines.

Section 162(m) Policy

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally places a $1,000,000 limit on the amount of non-performance based compensation that KCI may deduct in any one year with respect to its Chief Executive Officer and three next most highly compensated executive officers, other than the Chief Financial Officer. Certain performance-based compensation approved by shareholders is not subject to the deduction limit. KCI's shareholder-approved 2004 Equity Plan and 2008 Omnibus Stock Incentive Plan are qualified so that certain awards under the plan constitute performance-based compensation not subject to Section 162(m) of the Code. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible.

Policy on Recovery of Awards

KCI currently has no policy with regard to recovery of awards when financial statements are restated. However, awards of stock options, restricted stock and restricted stock units made under the 2004 Equity Plan and 2008 Omnibus Stock Incentive Plan generally have been subject to termination if the Compensation

Committee or Board of Directors determines a recipient has been engaged in actions deemed to be detrimental to the Company and that would constitute cause for such termination.

The material in the following report is not "soliciting material," is not deemed "filed" with the SEC, and is not incorporated by reference into any filing of KCI under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

Report of the Compensation Committee of the Board of Directors

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained in this Proxy Statement. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation Committee of the Board of Directors:

C. Thomas Smith, *Chairman*
Ronald W. Dollens
Donald E. Steen
Carl F. Kohrt

2008 Summary Compensation Table

The following table provides information concerning the compensation of the named executive officers for 2008, 2007 and 2006.

Name and Principal Position[1]	Year	Salary[2] ($)	Bonus[3] ($)	Stock Awards[4] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[6] ($)	All Other Compen-sation[7] ($)	Total ($)
Catherine M. Burzik	2008	833,750	—	1,591,756	2,508,150	714,025	—	7,254	5,654,935
Chief Executive	2007	800,000	—	1,196,324	1,868,121	1,175,200	—	348,794	5,388,439
Officer and President	2006	124,242	350,000	150,443	203,407	—	—	70,260	898,352
Martin J. Landon	2008	396,250	—	236,490	555,976	260,260	—	5,285	1,454,261
Executive Vice	2007	358,333	—	142,839	570,620	282,783	—	4,995	1,359,570
President and Chief Financial Officer	2006	314,608	—	93,252	438,141	168,025	—	4,837	1,018,863
Stephen D. Seidel	2008	342,500	—	311,042	672,642	224,474	—	5,809	1,556,467
Executive Vice	2007	331,750	—	323,352	513,919	239,433	—	5,484	1,413,938
President, Chief Administrative Officer and General Counsel	2006	318,900	—	244,601	280,727	159,390	—	4,842	1,008,460
Todd M. Fruchterman, M.D., Ph.D.	2008	344,500	1,000	274,069	527,928	227,728	—	660	1,375,885
Senior Vice President,	2007	317,250	—	186,325	389,113	244,622	—	133,527	1,270,837
Research & Development, Chief Technology Officer and Chief Medical Officer	2006	130,625	100,000	57,682	99,915	75,000	—	117,167	580,389
Lynne D. Sly	2008	319,250	—	240,906	574,088	182,626	—	5,194	1,322,064
Global President,	2007	299,000	140,000	166,835	464,565	225,232	—	63,344	1,358,976
Therapeutic Support Systems	2006	287,500	—	88,084	247,263	143,550	—	4,842	771,239
Paul G. Thomas Former President, LifeCell[8]	2008	153,125	—	184,849	250,097	—	—	3,532,999	4,121,070
Linwood A. Staub	2008	228,142	—	288,214	382,198	—	—	670,183	1,568,737
Former President, Global V.A.C. Therapy[9]	2007	148,264	100,000	83,916	109,363	89,729	—	37,302	568,574

(1) The material terms of each named executive officer's employment agreement or arrangement is described below, under the heading "Executive Officer Employment Agreements."

(2) The column "Salary" indicates the amount of base salary paid to the named executive officer during the fiscal year.

(3) The 2008 Bonus amount paid to Dr. Fruchterman was for patent awards.

(4) The columns "Stock Awards" and "Option Awards" indicate the amount of compensation cost recognized by KCI in 2008, 2007 and 2006 for awards of stock or options, as described in Statement of Financial Accounting Standards No. 123 Revised ("SFAS 123(R)"). In connection with Mr. Thomas' separation from KCI, 44,000 unvested restricted stock awards, and 90,000 unvested stock options were canceled on August 22, 2008. Additionally, in connection with Mr. Staub's separation from KCI,

24,700 unvested restricted stock awards, and 51,775 unvested stock options were canceled on August 1, 2008. For a discussion of valuation assumptions, please see Note 1(q) to the 2008 Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Please also refer to the "Grants of Plan-Based Awards in 2008" table below for additional information regarding stock awards granted in 2008.

(5) In the column "Non-Equity Incentive Plan Compensation," we disclose the dollar value of all earnings for services performed during the fiscal year pursuant to awards under non-equity incentive plans, including our Annual Incentive Bonus, or AIB, plan. Whether an award is included with respect to any particular fiscal year depends on whether the relevant performance measure was satisfied during the fiscal year. For example, our AIB awards are annual awards and the payments under those awards are made based upon the achievement of financial results and individual objectives measured as of December 31 of each fiscal year; accordingly, the amount we report for AIB corresponds to the fiscal year for which the award was earned even though such payment was made after the end of such fiscal year.

(6) In 2008, none of these executives earned any above-market or preferential earnings on nonqualified deferred compensation. Therefore, in the column "Change in Pension Value and Nonqualified Deferred Compensation Earnings," no amounts are disclosed.

(7) In the column "All Other Compensation," we disclose the sum of the dollar value of:

- perquisites unless the aggregate amount of such perquisites was less than $10,000;
- amounts we paid or which became due related to severance;
- our contributions to vested and unvested defined contribution plans;
- any life insurance premiums we paid during the year for the benefit of a named executive officer; and
- severance costs incurred by KCI for Mr. Thomas and Mr. Staub in 2008 totaling $3,532,999 and $665,988, respectively.

In accordance with SEC regulations, we report use of corporate resources by our executive officers as a perquisite or other personal benefit unless it is "integrally and directly related" to the performance of the executive's duties. SEC rules require us to report this and other perquisites at our aggregate incremental cost. The amounts in the "All Other Compensation" column do not include any perquisites as the aggregate amount of such perquisites was less than $10,000.

(8) Mr. Thomas' employment with the Company ended on August 22, 2008.

(9) Mr. Staub's employment with the Company ended on August 1, 2008.

Executive Officer Employment Agreements

Upon hiring each of the named executive officers, KCI and the named executive officer executed an offer letter outlining the terms of employment for such officer. Each of these letters sets forth standard terms summarizing salary, bonus and benefits. None of the offer letters establishes a term of employment for any named executive officer. These offer letters are described below.

Catherine M. Burzik. On October 16, 2006, Ms. Burzik executed a written offer letter with the Company providing for her employment as President and Chief Executive Officer beginning on November 6, 2006. Her initial annual base salary was $800,000, which was increased as of April 1, 2008 to $845,000 per year. Ms. Burzik also is eligible to receive an annual performance-based bonus up to 200% of target with a target bonus of 100% of her annual base salary. Ms. Burzik was initially granted options to purchase 332,000 shares of KCI stock under the 2004 Equity Plan, which will vest ratably over four years, commencing on the first anniversary of her employment date. Ms. Burzik also initially received a restricted stock grant of 88,200 shares under the 2004 Equity Plan, which will vest fully on the third anniversary of her employment date, subject to her continued employment with KCI. In addition, on April 2, 2007, Ms. Burzik received a one-time equity grant comprised of options to purchase 115,530 shares of KCI stock, which will vest ratably over four years and 20,600 shares of restricted stock, which will vest ratably on the fourth, fifth, and sixth anniversaries of her employment with potential for acceleration based on certain performance factors, subject to her continued employment with KCI. Ms. Burzik is also eligible to receive annual equity grants in future periods. All of the shares of restricted stock and stock options granted to Ms. Burzik upon her hiring immediately and fully vest upon a change in control. Ms. Burzik is also eligible for severance benefits in the event her employment is terminated upon the occurrence of certain events as discussed in "Potential Payments Upon Termination or Change in Control," below.

Martin J. Landon. In 1994, Mr. Landon executed a written offer letter with the Company providing for his employment as Senior Director of Corporate Development. Mr. Landon is currently serving as Executive Vice President and Chief Financial Officer. Mr. Landon's base compensation for calendar year 2008 was $396,250 and he is also eligible to receive an annual discretionary performance-based bonus of up to 200% of target. Mr. Landon's target bonus for 2008 was 70% of his annual base salary. Mr. Landon is also eligible for severance benefits in the event his employment is terminated upon the occurrence of certain events as discussed in "Potential Payments Upon Termination or Change in Control," below.

Stephen D. Seidel. In 2005, Mr. Seidel executed a written offer letter with the Company providing for his employment as Senior Vice President, General Counsel and Secretary. Mr. Seidel is currently serving as Executive Vice President, Chief Administrative Officer and General Counsel. Mr. Seidel's base compensation for calendar year 2008 was $342,500 and he is also eligible to receive an annual discretionary performance-based bonus up to 200% of target. Mr. Seidel's target bonus for 2008 was 70% of his annual base salary. Mr. Seidel is also eligible for severance benefits in the event his employment is terminated upon the occurrence of certain events as discussed in "Potential Payments Upon Termination or Change in Control," below.

Todd M. Fruchterman, M.D., Ph.D. In 2006, Dr. Fruchterman executed a written offer letter with the Company providing for his employment as Senior Vice President, Research & Development. Dr. Fruchterman is currently serving as Senior Vice President, Research & Development, Chief Technology Officer and Chief Medical Officer. Dr. Fruchterman's base compensation for calendar year 2008 was $344,500 and he is also eligible to receive an annual discretionary performance-based bonus up to 200% of target. Dr. Fruchterman's target bonus for 2008 was 70% of his annual base salary. He is also eligible for severance benefits in the event his employment is terminated upon the occurrence of certain events as discussed in "Potential Payments Upon Termination or Change in Control," below.

Lynne D. Sly. In 2001, Ms. Sly executed a written offer letter with the Company providing for her employment as Vice President, Marketing, KCI USA. Ms. Sly is currently serving as Global President, Therapeutic Support Systems. Ms. Sly's base compensation for calendar year 2008 was $319,250 and she is also eligible to receive an annual discretionary performance-based bonus of up to 200% of target. Ms. Sly's target bonus for 2008 was 70% of her annual base salary. Ms. Sly is also eligible for severance benefits in the event her employment is terminated upon the occurrence of certain events as discussed in "Potential Payments Upon Termination or Change in Control," below.

Paul G. Thomas. In 2008, Mr. Thomas executed a contract with the Company providing for his employment as President of LifeCell Corporation. Mr. Thomas's base compensation for calendar year 2008 was $153,125. Due to Mr. Thomas's departure from the Company during 2008, he was not eligible to receive a bonus under the Company's 2008 Annual Incentive Bonus Guidelines. Mr. Thomas received severance benefits during 2008 as discussed under "Potential Payments Upon Termination or Change in Control," below.

Linwood A. Staub. In 2007, Mr. Staub's executed a contract with the Company providing for his employment as President, Global V.A.C. Therapy. Mr. Staub's base compensation for calendar year 2008 was $228,142. Due to Mr. Staub's departure from the Company during 2008, he was not eligible to receive a bonus under the Company's 2008 Annual Incentive Bonus Guidelines. Mr. Staub received severance benefits during 2008 as discussed under "Potential Payments Upon Termination or Change in Control," below.

Grants of Plan-Based Awards in 2008

The following table provides information concerning awards made to the named executive officers in 2008.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2] (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
		Threshold[4] ($)	Target ($)	Maximum ($)					
Catherine M. Burzik . .		—	845,000	1,690,000	—	—	—	—	—
	2/19/08	—	—	—	22,500	—	—	—	1,164,375
	2/19/08	—	—	—	—	21,800	—	—	1,128,150
	2/19/08	—	—	—	—	—	94,000	51.75	2,125,791
Martin J. Landon		—	280,000	560,000	—	—	—	—	—
	2/19/08	—	—	—	7,800	—	—	—	403,650
	2/19/08	—	—	—	—	7,600	—	—	393,300
	2/19/08	—	—	—	—	—	32,500	51.75	734,981
Stephen D. Seidel		—	241,500	483,000	—	—	—	—	—
	2/19/08	—	—	—	6,000	—	—	—	310,500
	2/19/08	—	—	—	—	5,950	—	—	307,913
	2/19/08	—	—	—	—	—	25,000	51.75	565,370
Todd M. Fruchterman, M.D., Ph.D.		—	245,000	490,000	—	—	—	—	—
	2/19/08	—	—	—	5,000	—	—	—	258,750
	2/19/08	—	—	—	—	4,950	—	—	256,163
	2/19/08	—	—	—	—	—	21,000	51.75	474,911
Lynne D. Sly		—	227,500	455,000	—	—	—	—	—
	2/19/08	—	—	—	5,000	—	—	—	258,750
	2/19/08	—	—	—	—	4,950	—	—	256,163
	2/19/08	—	—	—	—	—	21,000	51.75	474,911
Paul G. Thomas		—	—	—	—	—	—	—	—
	5/19/08	—	—	—	22,000	—	—	—	895,620
	5/19/08	—	—	—	—	22,000	—	—	895,620
	5/19/08	—	—	—	—	—	90,000	40.71	1,616,778
Linwood A. Staub		—	—	—	—	—	—	—	—
	2/19/08	—	—	—	6,000	—	—	—	310,500
	2/19/08	—	—	—	—	5,950	—	—	307,913
	2/19/08	—	—	—	—	—	25,000	51.75	565,370

(1) These columns report the range of potential amounts pursuant to awards under non-equity incentive plans, including our Annual Incentive Bonus guidelines, or AIB. Actual 2008 AIB payments were made in March 2009 and these amounts are reported in the 2008 Summary Compensation Table under "Non-Equity Incentive Plan Compensation."

(2) At this time it is not probable that the performance measures will be met on these restricted stock units and as such we have not recorded any SFAS 123(R) expense for these restricted stock units. Restricted stock units for Mr. Thomas and Mr. Staub were cancelled upon their separation from KCI.

(3) This column reports the aggregate SFAS 123(R) value of all awards granted during 2008. In contrast to how we present amounts in the 2008 Summary Compensation Table, we report such figures here without apportioning such amount over the service or vesting period.

(4) The 2008 Annual Incentive Bonus guidelines do not provide for a bonus threshold; therefore, this column is left blank intentionally.

Material Terms of Plans that Govern Share-Based Awards

In 2004, KCI's shareholders approved the 2004 Equity Plan and the 2004 Employee Stock Purchase Plan. In May of 2008, upon approval of the 2008 Omnibus Stock Incentive Plan, the Board of Directors determined that no new equity grants would be made under the 2004 Equity Plan. The 2004 Equity Plan was effective on February 27, 2004 and reserved for issuance a maximum of 7,000,000 shares of common stock to be awarded as stock options, stock appreciation rights, restricted stock and/or restricted stock units. Of the authorized shares, 20% could be issued in the form of restricted stock, restricted stock units or a combination of the two. The exercise price of options granted under the 2004 Equity Plan was equal to KCI's closing stock price on the date that such option was granted. The options granted vest and become exercisable incrementally over a period of four years unless otherwise provided in the option award agreement. The right to exercise an option terminates ten years after the grant date, unless sooner as provided for in the plan. Restricted stock and restricted stock units granted under the 2004 Equity Plan generally vest over a period of three to six years unless otherwise provided in the award agreement.

On May 20, 2008, KCI's shareholders approved the 2008 Omnibus Stock Incentive Plan, which provides for the reservation of 6,125,000 shares of common stock, plus any and all shares of common stock that would have been returned to the Directors Stock Plan and the 2004 Equity Plan by reason of expiration of its term or cancellation upon termination of employment or service. The 2008 Omnibus Stock Incentive Plan is administered by the Compensation Committee, and provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, stock bonuses, cash awards, or any combination of the foregoing. The exercise price per share of stock purchasable under the 2008 Omnibus Stock Incentive Plan is determined by the administrator in its sole discretion at the time of grant but may not be less than 100% of the fair market value of the stock on such date. The term of each stock option is fixed by the administrator, but no stock option is exercisable more than ten years after the date such stock option is granted.

Unless otherwise provided in an award agreement, in the event of a Change in Control, as defined in the 2004 Equity Plan and the 2008 Omnibus Stock Incentive Plan, all outstanding restricted stock and restricted stock unit awards will vest, and all options and stock appreciation rights will become vested and exercisable unless the awards are either assumed or an equitable substitution is made for them. In addition, if within 24 months following the Change in Control, the participant's employment is terminated other than for Cause, then all outstanding restricted stock and restricted stock unit awards will vest, and all options and stock appreciation rights will become vested and exercisable. Unless otherwise provided in an award agreement, the unvested portion of awards granted under the 2004 Equity Plan or the 2008 Omnibus Stock Incentive Plan will be immediately cancelled upon termination of a participant's employment or service with KCI, its subsidiaries and its affiliates. Generally, in the case of a participant whose employment or service terminates for reasons other than death or disability, all options and stock appreciation rights that are exercisable at the time of termination may be exercised by the participant for no longer than 30 days after the date of termination, and if such termination is by reason of death or disability, the exercisability period will be for no longer than 180 days after the date of termination. If a participant's employment or service terminates for Cause, all options and stock appreciation rights held by the participant will immediately terminate. No option or stock appreciation right will be exercisable after the expiration of its term. For a discussion of the vesting of named executive officers' awards under the 2004 Equity Plan and the 2008 Omnibus Stock Incentive Plan, please refer to the discussion under "Potential Payments Upon Termination or Change in Control."

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table provides information concerning unexercised options, restricted stock and restricted stock units that have not vested, and equity incentive plan awards for each named executive officer outstanding as of the end of 2008. Each outstanding award is represented by a separate row, which indicates the number of securities underlying the award.

For option awards, the table discloses the exercise price and the expiration date. For restricted stock awards, the table provides the total number of shares of stock that have not vested and the aggregate market value of shares of stock that have not vested, including restricted stock that is both unearned and unvested.

We computed the market value of restricted stock awards by multiplying the closing market price of our stock at the end of the most recently completed fiscal year by the number of shares or units of stock or the amount of equity incentive plan awards, respectively.

	Option Awards[1]					Stock Awards[1]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Catherine M. Burzik . . .	136,000	166,000	—	33.99	11/6/2016	—	—	—	—
	28,883	86,647	—	51.42	4/2/2017	—	—	—	—
	—	94,000	—	51.75	2/19/2018	—	—	—	—
	—	—	—	—	—	130,600	2,504,908	—	—
	—	—	—	—	—	—	—	22,500	431,550
Martin J. Landon	20,000	—	—	7.00	1/6/2010	—	—	—	—
	160,000	—	—	10.00	3/31/2010	—	—	—	—
	15,000	—	—	44.41	4/1/2014	—	—	—	—
	11,250	3,750	—	59.58	4/1/2015	—	—	—	—
	12,190	12,190	—	41.17	4/1/2016	—	—	—	—
	5,778	17,332	—	51.42	4/2/2017	—	—	—	—
	—	32,500	—	51.75	2/19/2018	—	—	—	—
	—	—	—	—	—	15,986	306,611	—	—
	—	—	—	—	—	—	—	7,800	149,604
Stephen D. Seidel	10,875	3,625	—	59.58	4/1/2015	—	—	—	—
	9,000	3,000	—	50.78	10/12/2015	—	—	—	—
	6,000	3,000	—	39.01	11/14/2015	—	—	—	—
	5,485	10,970	—	41.17	4/1/2016	—	—	—	—
	10,000	15,000	—	33.99	11/6/2016	—	—	—	—
	5,778	17,332	—	51.42	4/2/2017	—	—	—	—
	—	25,000	—	51.75	2/19/2018	—	—	—	—
	—	—	—	—	—	15,116	289,925	—	—
	—	—	—	—	—	—	—	6,000	115,080
Todd M. Fruchterman, M.D., Ph.D.	16,150	18,150	—	44.65	7/16/2016	—	—	—	—
	6,250	12,500	—	33.99	11/6/2016	—	—	—	—
	5,778	17,332	—	51.42	4/2/2017	—	—	—	—
	—	21,000	—	51.75	2/19/2018	—	—	—	—
	—	—	—	—	—	18,436	353,602	—	—
	—	—	—	—	—	—	—	5,000	95,900
Lynne D. Sly	4,924	—	—	4.81	7/23/2011	—	—	—	—
	10,000	—	—	44.41	4/1/2014	—	—	—	—
	2,325	775	—	59.58	4/1/2015	—	—	—	—
	15,750	5,250	—	39.19	12/29/2015	—	—	—	—
	10,970	10,970	—	41.17	4/1/2016	—	—	—	—
	15,000	15,000	—	33.99	11/6/2016	—	—	—	—
	5,778	17,332	—	51.42	4/2/2017	—	—	—	—
	—	21,000	—	51.75	2/19/2018	—	—	—	—
	—	—	—	—	—	14,116	270,745	—	—
	—	—	—	—	—	—	—	5,000	95,900
Paul G. Thomas	—	—	—	—	—	—	—	—	—
Linwood A. Staub	—	—	—	—	—	—	—	—	—

(1) See the "Equity Awards Vesting Schedule for Awards Outstanding at 2008 Fiscal Year-End" chart below for the vesting dates of options, restricted stock and restricted stock units held at fiscal-year end.

(2) The amounts in "Market Value of Shares or Units of Stock That Have Not Vested" were calculated using the closing price of KCI's common stock on December 31, 2008, the last NYSE trading day of our fiscal year. The closing price of our stock on this date was $19.18.

(3) At this time it is not probable that the performance measures will be met on these restricted stock units.

Equity Awards Vesting Schedule for Awards Outstanding at 2008 Fiscal Year-End

	Option Awards			Stock Awards			
Name	Number of Securities Underlying Unexercised Options Unexercisable (#)	Number of Options Vesting (#)	Vesting Date	Number of Shares or Units of Stock That Have Not Vested (#)	Number of Awards Vesting (#)	Vesting Date[1]	Number of Equity Incentive Plan Awards That Have Not Vested[2] (#)
Catherine M. Burzik . . .	166,000	83,000	11/6/2009	—	—	—	—
	—	83,000	11/6/2010	—	—	—	—
	86,647	28,883	4/2/2009	—	—	—	—
	—	28,882	4/2/2010	—	—	—	—
	—	28,882	4/2/2011	—	—	—	—
	94,000	23,500	2/19/2009	—	—	—	—
	—	23,500	2/19/2010	—	—	—	—
	—	23,500	2/19/2011	—	—	—	—
	—	23,500	2/19/2012	—	—	—	—
	—	—	—	130,600	88,200	11/6/2009	—
	—	—	—	—	21,800	2/19/2011	—
	—	—	—	—	6,867	4/2/2011	—
	—	—	—	—	6,867	4/2/2012	—
	—	—	—	—	6,866	4/2/2013	—
	—	—	—	—	—	—	22,500
Martin J. Landon	3,750	3,750	4/1/2009	—	—	—	—
	12,190	6,095	4/1/2009	—	—	—	—
	—	6,095	4/1/2010	—	—	—	—
	17,332	5,778	4/2/2009	—	—	—	—
	—	5,777	4/2/2010	—	—	—	—
	—	5,777	4/2/2011	—	—	—	—
	32,500	8,125	2/19/2009	—	—	—	—
	—	8,125	2/19/2010	—	—	—	—
	—	8,125	2/19/2011	—	—	—	—
	—	8,125	2/19/2012	—	—	—	—
	—	—	—	15,986	1,300	4/1/2009	—
	—	—	—	—	2,966	4/1/2010	—
	—	—	—	—	7,600	2/19/2011	—
	—	—	—	—	1,374	4/2/2011	—
	—	—	—	—	1,373	4/2/2012	—
	—	—	—	—	1,373	4/2/2013	—
	—	—	—	—	—	—	7,800
Stephen D. Seidel	3,625	3,625	4/1/2009	—	—	—	—
	3,000	3,000	10/12/2009	—	—	—	—
	3,000	3,000	11/14/2009	—	—	—	—
	10,970	5,485	4/1/2009	—	—	—	—
	—	5,485	4/1/2010	—	—	—	—
	15,000	7,500	11/6/2009	—	—	—	—
	—	7,500	11/6/2010	—	—	—	—
	17,332	5,778	4/2/2009	—	—	—	—
	—	5,777	4/2/2010	—	—	—	—
	—	5,777	4/2/2011	—	—	—	—
	25,000	6,250	2/19/2009	—	—	—	—
	—	6,250	2/19/2010	—	—	—	—
	—	6,250	2/19/2011	—	—	—	—
	—	6,250	2/19/2012	—	—	—	—
	—	—	—	15,116	1,107	4/1/2009	—
	—	—	—	—	1,417	11/6/2009	—
	—	—	—	—	1,106	4/1/2010	—
	—	—	—	—	1,416	11/6/2010	—
	—	—	—	—	5,950	2/19/2011	—
	—	—	—	—	1,374	4/2/2011	—
	—	—	—	—	1,373	4/2/2012	—
	—	—	—	—	1,373	4/2/2013	—
	—	—	—	—	—	—	6,000

	Option Awards			Stock Awards			
Name	Number of Securities Underlying Unexercised Options Unexercisable (#)	Number of Options Vesting (#)	Vesting Date	Number of Shares or Units of Stock That Have Not Vested (#)	Number of Awards Vesting (#)	Vesting Date[1]	Number of Equity Incentive Plan Awards That Have Not Vested[2] (#)
Todd M. Fruchterman,	18,150	9,075	7/16/2009	—	—	—	—
M.D., Ph.D.	—	9,075	7/16/2010	—	—	—	—
	12,500	6,250	11/6/2009	—	—	—	—
	—	6,250	11/6/2010	—	—	—	—
	17,332	5,778	4/2/2009	—	—	—	—
	—	5,777	4/2/2010	—	—	—	—
	—	5,777	4/2/2011	—	—	—	—
	21,000	5,250	2/19/2009	—	—	—	—
	—	5,250	2/19/2010	—	—	—	—
	—	5,250	2/19/2011	—	—	—	—
	—	5,250	2/19/2012	—	—	—	—
	—	—	—	18,436	3,433	7/16/2009	—
	—	—	—	—	1,250	11/6/2009	—
	—	—	—	—	3,433	7/16/2010	—
	—	—	—	—	1,250	11/6/2010	—
	—	—	—	—	4,950	2/19/2011	—
	—	—	—	—	1,374	4/2/2011	—
	—	—	—	—	1,373	4/2/2012	—
	—	—	—	—	1,373	4/2/2013	—
	—	—	—	—	—	—	5,000
Lynne D. Sly	775	775	4/1/2009	—	—	—	—
	5,250	5,250	12/29/2009	—	—	—	—
	10,970	5,485	4/1/2009	—	—	—	—
	—	5,485	4/1/2010	—	—	—	—
	15,000	7,500	11/6/2009	—	—	—	—
	—	7,500	11/6/2010	—	—	—	—
	17,332	5,778	4/2/2009	—	—	—	—
	—	5,777	4/2/2010	—	—	—	—
	—	5,777	4/2/2011	—	—	—	—
	21,000	5,250	2/19/2009	—	—	—	—
	—	5,250	2/19/2010	—	—	—	—
	—	5,250	2/19/2011	—	—	—	—
	—	5,250	2/19/2012	—	—	—	—
	—	—	—	14,116	1,107	4/1/2009	—
	—	—	—	—	1,417	11/6/2009	—
	—	—	—	—	1,106	4/1/2010	—
	—	—	—	—	1,416	11/6/2010	—
	—	—	—	—	4,950	2/19/2011	—
	—	—	—	—	1,374	4/2/2011	—
	—	—	—	—	1,373	4/2/2012	—
	—	—	—	—	1,373	4/2/2013	—
	—	—	—	—	—	—	5,000
Paul G. Thomas	—	—	—	—	—	—	—
Linwood A. Staub	—	—	—	—	—	—	—

(1) The vesting dates presented may accelerate based on Company financial performance as discussed in "Compensation Discussion and Analysis."

(2) At this time, it is not probable that the performance measures will be met on these awards.

Option Exercises and Stock Vested in 2008

The following table provides information concerning exercises of stock options and awards which vested during 2008 for each of the named executive officers on an aggregated basis. The table reports the number of securities for which the options were exercised and for which restricted stock vested, and the aggregate dollar value realized upon exercise of options and vesting of restricted stock.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting[2] (#)	Value Realized on Vesting[3] ($)
Catherine M. Burzik	20,000	344,386	—	—
Martin J. Landon	—	—	2,050	88,098
Stephen D. Seidel	—	—	6,356	218,895
Todd M. Fruchterman. M.D., Ph.D.	—	—	4,684	169,484
Lynne D. Sly	—	—	3,824	112,054
Paul G. Thomas	—	—	—	—
Linwood A. Staub	—	—	—	—

(1) We computed the dollar amount realized on exercise by multiplying the number of shares times the difference between the market price of the underlying securities at exercise and the exercise price of the options.

(2) Shares withheld for minimum tax withholdings were 543 for Mr. Landon; 1,682 for Mr. Seidel; 1,240 for Dr. Fruchterman and 1,013 for Ms. Sly.

(3) We computed the dollar amount realized upon vesting by multiplying the number of shares times the closing price of KCI stock on the day of vesting.

2008 Nonqualified Deferred Compensation Table

Prior to January 1, 2007 KCI offered a deferred compensation plan for key management personnel. Under the plan, participants could defer eligible compensation, which consisted of salary and bonus. The participants may receive distributions in a lump sum, or over five or ten years upon retirement as defined, or at a date previously specified. Aggregate earnings of plan assets are based on interest earnings and/or capital appreciation of mutual funds individually selected by plan participants.

During 2006, the Company terminated the deferred compensation plan. In connection with this termination, the plan no longer accepted contributions after January 1, 2007. Previously-specified distributions for 2007 were made as scheduled and all other participant accounts were distributed in the first quarter of 2008.

The following table provides information with respect to our nonqualified deferred compensation. The amounts shown include compensation earned and deferred in prior years, and earnings on, or distributions of, such amounts.

Name	Executive Contributions in Last FY [(1)] ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY [(2)] ($)	Aggregate Withdrawals/ Distributions [(3)] ($)	Aggregate Balance at Last FYE [(4)] ($)
Catherine M. Burzik	—	—	—	—	—
Martin J. Landon	—	—	—	111,533	—
Stephen D. Seidel	—	—	—	—	—
Todd M. Fruchterman, M.D., Ph.D.	—	—	—	—	—
Lynne D. Sly	—	—	—	50,174	—
Paul G. Thomas	—	—	—	—	—
Linwood A. Staub	—	—	—	—	—

(1) Indicates the aggregate amount contributed to such plan by each named executive officer during 2008.

(2) Indicates the total dollar amount of interest accrued during 2008, which we believe to be at market rates.

(3) Reports the aggregate dollar amount of all withdrawals by and distributions to the executive during 2008.

(4) Reports the total balance of the executive's account as of December 31, 2008.

Potential Payments Upon Termination or Change in Control

The information below describes and estimates certain compensation that would become payable under existing plans and arrangements if the named executive officer's employment had terminated on December 31, 2008 (other than for Messrs. Thomas and Staub which disclose the actual separation payments on the actual separation date), given the named executive officer's compensation and service levels as of such date and, if applicable, based on KCI's closing stock price on December 31, 2008 (the last NYSE trading day of 2008). These benefits are in addition to benefits available generally to salaried employees, such as distributions under KCI's bonus plans, deferred contribution plans, disability benefits and accrued salary and vacation benefits.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts included the timing during the year of any such event and KCI's stock price. There can be no assurance that a termination or change in control would produce the same or similar results as those described if occurring on another date or another price, or if any assumption used to prepare this information is not correct in fact.

Burzik Offer Letter. Under Ms. Burzik's offer letter, in the event she leaves the employment of KCI for "Good Reason" or if she is terminated for any reason other than for "Cause," she is eligible for the following severance pay and benefits: (i) a lump sum payment equal to two times her then prevailing base salary and target bonus; (ii) reimbursement of COBRA premiums for up to a total maximum of 18 months; (iii) a pro-rated payment of her incentive bonus; and (iv) the full vesting of the stock options granted at the time of her hiring. Under Ms. Burzik's offer letter, "Good Reason" means the occurrence of any of the following without her prior written consent: (i) a material reduction of her authorities, duties, or responsibilities as an executive officer or director of KCI; provided, however, that following a change in control, it shall be considered Good Reason if she determines, in good faith, that she cannot continue her duties as Chief Executive Officer of KCI; (ii) KCI's requiring her to be based at a location in excess of fifty miles from KCI's headquarters in San Antonio; (iii) a material reduction of her base salary or target bonus percentage as in effect from time to time; (iv) the failure of KCI to obtain a satisfactory agreement from any successor company to assume and agree to perform KCI's obligations under her offer letter and deliver a copy thereof to her; or (v) the failure of the Board to nominate or re-nominate her to serve on the Board. "Cause" is defined in Ms. Burzik's offer letter as conduct involving one or more of the following: (i) the substantial and continuing failure to render services to KCI or any subsidiary or affiliate, provided that KCI or any subsidiary or affiliate provides her with adequate notice of such failure and, if such failure is capable of cure, she fails to cure such failure within 30 days of the notice; (ii) dishonesty, gross negligence, or breach of fiduciary duty; (iii) an indictment of, conviction of, or no contest plea to, an act of theft, fraud or embezzlement; (iv) the commission of a felony; or (v) a material breach of the terms of an agreement between her, on the one hand, and KCI or any subsidiary or affiliate on the other hand or a material breach of any material Company policy.

Ms. Burzik may also receive compensation equal to three times her then-prevailing base salary and target bonus in the event her employment is terminated at or after a Change in Control (as defined in the 2004 Equity Plan). If any lump sum payment to Ms. Burzik would individually or together with any other amounts paid or payable constitute an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, and applicable regulations thereunder, the amounts to be paid may be increased so that Ms. Burzik would receive the amount of compensation provided in her contract after payment of the tax imposed by Section 280G. In addition, in the event of a Change in Control, all the restricted stock and stock options granted in her offer letter will immediately vest.

If any payment, distribution or other benefit to Ms. Burzik, arising in connection with the terms and conditions of her offer letter would be subject to any tax under Section 4999 of the Internal Revenue Code of 1986, as amended, then KCI will pay Ms. Burzik an additional payment in an amount ("Gross-Up Payment") such that, after payment by Ms. Burzik of all income and other taxes imposed on the Gross-Up Payment, she retains an amount of the Gross-Up Payment sufficient to pay the excise tax imposed on the payment.

Executive Retention Agreements. The Company entered into Executive Retention Agreements with each of Messrs. Landon and Seidel, Dr. Fruchterman as well as Ms. Sly. Each of the Executive Retention Agreements provides that if the executive is terminated without Cause or resigns for Good Reason, both terms as defined in the executive retention agreement, then the executive is eligible for a severance payment in the amount of his or her annual base salary and annual target bonus, and reimbursement of COBRA premiums for up to 12 months following the date of such termination. Alternatively, if the executive is terminated without Cause or resigns for Good Reason within 24 months following a Change in Control (as defined therein), the executive is eligible for a severance payment amount of two times the sum of his or her base salary and annual target bonus, and reimbursement of COBRA premiums for up to 18 months.

2004 Equity Plan and 2008 Omnibus Stock Incentive Plan. The 2004 Equity Plan and the 2008 Omnibus Stock Incentive Plan provide that, upon the occurrence of a Change in Control, all outstanding equity awards will become immediately vested unless such awards are either assumed or an equitable substitution is made therefor. In addition, if, within 24 months following a Change in Control, the participant's employment or service with the Company, any subsidiary or affiliate thereof, or any successor to any of the foregoing is terminated other than for Cause, then all outstanding equity awards held by such participant shall immediately vest. Additionally, certain executives were granted options that provided for immediate vesting in the event he or she is terminated by the Company other than for Cause.

Management Equity Plan. The 1997 Management Equity Plan provides that in the event of a participant's termination by reason of death or disability, all outstanding equity awards held by such participant shall immediately vest.

Thomas Separation Agreement. On August 22, 2008, the Company and Mr. Thomas entered into a Separation and Release Agreement. In exchange for certain undertakings by Mr. Thomas (described below), the Company has agreed to provide Mr. Thomas with certain benefits, the most significant of which are the following: a lump sum payment of $3,475,000; reimbursement of legal fees of $50,000 and reimbursement of COBRA premiums of $7,999. The total value of such undertakings is calculated to be equal to $3,532,999. In exchange for these payments, Mr. Thomas agreed (i) to release the Company from any potential claims he may have against the Company; and (ii) to maintain the confidentiality of the Company's confidential matters.

Staub Separation Agreement. On August 1, 2008, the Company and Mr. Staub entered into an Employment Separation and Release Agreement. In exchange for certain undertakings by Mr. Staub (described below), the Company has agreed to provide Mr. Staub with certain benefits, the most significant of which are the following: a lump sum payment of $654,000; and reimbursement of COBRA premiums of $11,988. The total value of such undertakings is calculated to be equal to $665,988. In exchange for these payments, Mr. Staub agreed (i) to release the Company from any potential claims he may have against the Company; and (ii) to maintain the confidentiality of the Company's confidential matters.

Executive Benefits and Payments upon Termination Table

The following table shows the potential payments to our named executive officers under existing agreements, plans or other arrangements for various scenarios involving a change in control or termination of employment, in each case assuming the termination date was December 31, 2008, and where applicable using the closing price of our common stock of $19.18 on that date, and excludes Messrs. Thomas and Staub due to their departure from the Company during 2008:

Name	Good Reason Termination ($)	Involuntary Not for Cause Termination ($)	Change in Control(1) ($)	Termination Following a Change in Control(2) ($)	Death or Disability ($)
Catherine M. Burzik					
Severance	3,380,000	3,380,000	—	5,070,000	3,380,000
Accelerated Vesting of Long-Term Incentives	1,691,676	1,691,676	1,691,676	1,244,782	2,541,350
Tax Gross-Up(3)	—	—	—	2,194,987	—
COBRA premium reimbursements(4)	15,977	15,977	—	15,977	15,977
Total	5,087,653	5,087,653	1,691,676	8,525,746	5,937,327
Martin J. Landon					
Severance	680,000	680,000	—	1,360,000	—
Accelerated Vesting of Long-Term Incentives	—	—	—	456,215	295,372
COBRA premium reimbursements(4)	12,897	12,897	—	19,345	—
Total	692,897	692,897	—	1,835,560	295,372
Stephen D. Seidel					
Severance	586,500	586,500	—	1,173,000	—
Accelerated Vesting of Long-Term Incentives	—	—	—	405,005	283,538
COBRA premium reimbursements(4)	12,897	12,897	—	19,345	—
Total	599,397	599,397	—	1,597,350	283,538
Todd M. Fruchterman, M.D., Ph.D.					
Severance	595,000	595,000	—	1,190,000	—
Accelerated Vesting of Long-Term Incentives	—	—	—	449,502	238,791
COBRA premium reimbursements(4)	12,897	12,897	—	19,345	—
Total	607,897	607,897	—	1,658,847	238,791
Lynne D. Sly					
Severance	552,500	552,500	—	1,105,000	—
Accelerated Vesting of Long-Term Incentives	—	—	—	366,645	245,178
COBRA premium reimbursements(4)	10,651	10,651	—	15,977	—
Total	563,151	563,151	—	1,487,622	245,178

(1) This column assumes that long-term incentives were assumed by a successor corporation.

(2) This column excludes any benefit the executive would also be entitled to receive upon the occurrence of a Change in Control as disclosed in the column immediately to the left.

(3) This amount was calculated with the following assumptions: a 20% excise tax rate, a 35% federal income tax rate, a 1.45% Medicare tax rate, a 0.35% phase-out of itemized deductions rate, and a 0% Texas state income tax rate.

(4) This amount is based on the estimated annual cost of health care premiums to KCI, and represents the maximum potential reimbursement amount.

2008 Director Compensation Table

The following table provides information concerning the compensation of the non-employee members of the Board of Directors for 2008. Messrs. Callen and Kohrt joined the Board of Directors in 2009. Mr. Lind resigned from the Board of Directors on June 27, 2008.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ronald W. Dollens	125,000	130,711	137,374	—	—	—	393,085
James R. Leininger, M.D.(2)	69,000	80,099	86,768	—	—	99,567	335,434
John P. Byrnes	88,500	80,099	86,768	—	—	—	255,367
Woodrin Grossman	114,500	94,793	94,566	—	—	—	303,859
Harry R. Jacobson, M.D.	96,000	80,099	86,768	—	—	—	262,867
N. Colin Lind	54,000	80,099	86,768	—	—	—	220,867
David J. Simpson	85,500	80,099	86,768	—	—	—	252,367
C. Thomas Smith	110,000	80,099	86,768	—	—	—	276,867
Donald E. Steen	94,000	80,099	86,768	—	—	—	260,867

(1) The columns "Stock Awards" and "Option Awards" indicate the amount of compensation cost recognized by KCI in fiscal year 2008 for awards of restricted stock or options, as prescribed by SFAS 123(R). For a discussion on valuation assumptions, please see Note 1(q) to the 2008 Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(2) All other compensation for Dr. Leininger consists of $99,567 of costs incurred by KCI on behalf of Dr. Leininger associated with office facilities and administrative assistance at our corporate headquarters in San Antonio, Texas.

Director Compensation

KCI uses a combination of cash and equity-based incentives to attract and retain qualified candidates to serve on the Board of Directors. Total compensation is determined by the Board of Directors, based upon market analyses obtained by the Board of Directors from the compensation consultant.

In December 2007, the Board of Directors revised KCI's director compensation policy, effective January 1, 2008. Employee-directors are not provided additional compensation under this policy. The following table provides information regarding the annual cash compensation payable to each outside director in 2008 and 2009 pursuant to the KCI director compensation policy:

Director Compensation	
Annual cash retainer	$45,000
Additional retainer for Chairperson of the Board	$35,000
Additional retainer for Chairperson of the Audit and Compliance Committee	$20,000
Additional retainer for Chairperson of the Compensation Committee	$20,000
Additional retainer for Chairperson of all other committees	$10,000
Meeting fee (for each non-quarterly Board or committee meeting attended)	$ 1,500

The 2008 director compensation policy provides that each outside director will receive an annual grant of stock options with a Black-Scholes calculated value equal to $100,000, or $200,000 for the Chairperson of the Board. In addition, each outside director will also receive an annual grant of restricted stock approximately equal in value to $100,000 as of the date of grant, or $200,000 for the Chairperson of the Board. If a new outside director is appointed to the Board at any time other than at an annual meeting of shareholders, such director will receive the annual stock option grant described above. However, with the unanimous approval of the Board, an initial grant to a new outside director may differ. During 2008, aggregate stock options and restricted stock granted to outside directors totaled 55,721 shares and 24,521 shares, respectively.

KCI also bears the expense of office facilities and administrative assistance at our corporate headquarters in San Antonio, Texas for Dr. James R. Leininger, founder of KCI and Chairman Emeritus of the Board of Directors. The total amount of expenses borne by KCI in this regard for 2008 was $99,567. This amount is included within All Other Compensation within the 2008 Director Compensation Table.

The 2003 Non-Employee Directors Stock Plan became effective on May 28, 2003, and was amended and restated on November 9, 2004, November 15, 2005, November 28, 2006 and December 4, 2007 (the "Director Plan"). In May of 2008, upon approval of the 2008 Omnibus Stock Incentive Plan, the Board of Directors determined that no new equity grants would be made under the Director Plan. Equity awards to directors are now made under the 2008 Omnibus Stock Incentive Plan. The exercise price of stock options granted under each plan is equal to the closing price of our common stock on the date that such stock option is granted. Stock options granted to non-employee directors vest and become exercisable incrementally over a period of three years. The right to exercise a stock option terminates seven years after the grant date, unless sooner as provided for in the Director Plan, the 2008 Omnibus Stock Incentive Plan or the equity award agreement. In the event of a change in control or termination by reason of the director's death or disability, stock options vest in full. Restricted stock grants vest in full on the third anniversary of the date of grant, provided that if the director fails to be re-elected to serve as a Board member, then for each full year such director served as a Board member during such three-year period, one-third (1/3) of the restricted shares would vest. In the event of a change in control or termination by reason of the director's death or disability, the restricted stock grant would vest in full.

Supplemental Schedule of Equity Awards Outstanding for Directors at Year End 2008

Name	Stock Options – Number of Securities Underlying Unexercised Options (#)	Stock Awards – Number of Shares of Stock That Have Not Vested (#)
Ronald W. Dollens(1)	34,829	10,162
James R. Leininger, M.D.(2)	22,759	5,880
John P. Byrnes(3)	24,818	5,880
Woodrin Grossman(4)	19,509	5,880
Harry R. Jacobson, M.D.(5)	24,818	5,880
N. Colin Lind(6)	—	—
David J. Simpson(7)	24,818	5,880
C. Thomas Smith(8)	24,818	5,880
Donald E. Steen(9)	24,818	5,880

(1) As of December 31, 2008, Mr. Dollens held 20,354 vested and 14,475 unvested stock options.

(2) As of December 31, 2008, Dr. Leininger held 15,147 vested and 7,612 unvested stock options.

(3) As of December 31, 2008, Mr. Byrnes held 17,206 vested and 7,612 unvested stock options.

(4) As of December 31, 2008, Mr. Grossman held 11,897 vested and 7,612 unvested stock options.

(5) As of December 31, 2008, Dr. Jacobson held 17,206 vested and 7,612 unvested stock options.

(6) Mr. Lind resigned from KCI's Board of Directors on June 27, 2008.

(7) As of December 31, 2008, Mr. Simpson held 17,206 vested and 7,612 unvested stock options.

(8) As of December 31, 2008, Mr. Smith held 17,206 vested and 7,612 unvested stock options.

(9) As of December 31, 2008, Mr. Steen held 17,206 vested and 7,612 unvested stock options.

The material in the following report is not "soliciting material," is not deemed "filed" with the SEC, and is not incorporated by reference into any filing of KCI under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

Report of the Audit and Compliance Committee of the Board of Directors

The Audit and Compliance Committee of the Board of Directors oversees KCI's financial reporting process on behalf of the Board of Directors. We meet with management and KCI's independent auditors throughout the year and report the results of our Committee's activities to the Board of Directors. In accordance with the Committee's responsibilities set forth in the committee charter, the Committee has done the following:

We have reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2008 with management and Ernst & Young LLP, the independent auditors. As part of our review, we discussed significant accounting policies applied by KCI in its financial statements, as well as any alternative treatments.

We discussed with Ernst & Young LLP the matters covered by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, we reviewed and discussed management's report on internal control over financial reporting and the related audit performed by Ernst & Young LLP.

We received the written disclosures and the letter from Ernst & Young LLP confirming its independence as required by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence*, and have discussed with Ernst & Young LLP its independence. We also considered the non-audit services provided by Ernst & Young LLP to KCI, and concluded that the auditors' independence has been maintained.

We discussed with the Corporation's internal auditors and Ernst & Young LLP the overall scope and plans for their respective audits. We met with the internal auditors and Ernst & Young LLP at each regularly scheduled quarterly meeting, both with and without management present. Our discussions included the results of their respective examinations, their evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting.

We appointed Ernst & Young LLP to audit the Corporation's financial statements for 2009, subject to shareholder ratification of that appointment. Based on the reviews and discussions referred to above, in reliance on management and Ernst & Young LLP, and subject to the limitations of our role described below, the Audit and Compliance Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2008.

We rely on management and the independent auditors in carrying out our responsibilities. Management is responsible for the preparation and fair presentation of KCI's financial statements and for maintaining effective internal controls. Management is also responsible for assessing and maintaining the effectiveness of internal controls over the financial reporting process in compliance with Sarbanes-Oxley Section 404 requirements. The independent auditors are responsible for auditing KCI's annual financial statements, and expressing an opinion as to whether the statements are fairly stated in conformity with U.S. generally accepted accounting principles. In addition, the independent auditors are responsible for auditing KCI's internal controls over financial reporting and for expressing an opinion on the effectiveness of internal controls over financial reporting. The independent auditors informed us they performed their responsibilities in accordance with the standards of the Public Company Accounting Oversight Board.

Submitted by The Audit and Compliance Committee of the Board of Directors:

Woodrin Grossman, *Chairman*
John P. Byrnes
Harry R. Jacobson, M.D.
David J. Simpson

Principal Accounting Fees and Services

Audit Fees

The aggregate fees billed by Ernst & Young LLP, our independent auditors, for professional services rendered for the audit of our annual consolidated financial statements included in our Annual Reports on Form 10-K, audits of internal controls, the reviews of the consolidated financial reports included in our Quarterly Reports on Form 10-Q and statutory audits, in each case, for the years ended December 31, 2008 and 2007 amounted to approximately $2.2 million and $1.8 million, respectively.

Audit Related Fees

The aggregate fees billed by Ernst & Young LLP for assurance and other services reasonably related to the performance of the audit or review of our financial statements (other than those described above under "Audit Fees") for the year ended December 31, 2008 amounted to approximately $171,000. Such services consisted of due diligence consultation. No audit related fees were billed for the year ended December 31, 2007.

Tax Fees

The aggregate fees billed by Ernst & Young LLP for professional services rendered for tax compliance, tax advice and tax planning for the years ended December 31, 2008 and 2007 amounted to approximately $833,000 and $740,000, respectively. Such services consisted of tax planning, transaction support and compliance.

All Other Fees

The aggregate fees billed by Ernst & Young LLP for services other than those described above under "Audit Fees," "Audit Related Fees" and "Tax Fees" for each of the years ended December 31, 2008 and 2007 amounted to approximately $2,000. Such services consisted of online research support.

Audit and Compliance Committee Pre-Approval Policies and Procedures

The Audit and Compliance Committee policies and procedures for pre-approving all audit and non-audit services provided by our independent auditors require that all engagements for services by Ernst & Young LLP or other independent auditors be subject to prior approval by the Audit and Compliance Committee. For audit services, the auditor must provide the Audit and Compliance Committee with an audit plan, no later than May 31 of each year, which outlines the scope of the audit services proposed to be performed during the fiscal year, along with a fee estimate. If approved by the Audit and Compliance Committee, the audit plan is formally accepted by the Audit and Compliance Committee at a regularly scheduled meeting. For non-audit services, our management must submit to the Audit and Compliance Committee for approval, no later than May 31 of each year, the list of non-audit services that it recommends the auditor be engaged to provide that year, along with a fee estimate for the services. The Audit and Compliance Committee will review, and at its sole discretion, approve, a list of services along with fees for such services. The Audit and Compliance Committee is to be informed routinely by management and the auditor as to the non-audit services actually provided by the auditor pursuant to the pre approval process.

Additionally, the Audit and Compliance Committee has delegated to its Chairman the authority to amend or modify the list of approved, permissible, non audit services and fees for which estimated fees do not exceed $50,000. The Chairman will report any such action taken to the Audit and Compliance Committee at its next meeting.

All services provided by Ernst & Young LLP and the related fees set forth above were unanimously approved by the Audit and Compliance Committee in accordance with the pre-approval procedures described above, and were deemed not incompatible with maintaining Ernst & Young's independence.

Certain Relationships and Related Transactions

Review, Approval and Ratification of Transactions with Related Persons

KCI's Codes of Conduct provide the Company's written policies and procedures for the review of any activities by a director, executive officer or employee or members of their immediate families that create or appear to create an actual or potential conflict of interest.

The Directors' Code of Business Conduct and Ethics prohibits directors from taking for themselves personally an opportunity that is discovered through the use of Company property, information or position without the consent of the Board of Directors. It also requires directors to disclose to the Audit and Compliance Committee actual or potential conflicts of interest. The policy generally does not provide a blanket prohibition on the use of an opportunity or a conflict of interest, but instead requires disclosure to the Board or a designated committee for further review and appropriate action by the Board of Directors.

The Code of Ethics for Chief Executive and Senior Financial Officers requires designated officers to comply with the laws that govern the conduct of the Company's business and to report suspected violations. It requires these officers to promote compliance with the Company's policy to make full and accurate disclosure in the documents filed with the SEC and also requires disclosure of a conflict of interest to the Audit and Compliance Committee.

The KCI Code of Conduct for Ethical Business Practices details numerous obligations for all Company employees relating to (a) responsibilities to the organization, (b) fair dealing, (c) antitrust laws, (d) responsibilities to other employees, (e) interacting with the government, (f) international business, and (g) healthcare laws.

It is not possible to describe the many types of transactions covered by these policies meaningfully. The policies are intended to cover significant transactions such as contracts, investments, purchase orders or acquisitions or divestitures between the Company and its officers and directors or their affiliates.

Information about KCI's Codes of Conduct, independent directors, independence criteria and other corporate governance matters is available in this Proxy Statement under the heading "Corporate Governance and Board of Directors Matters," above, and is also available on our website at www.kci1.com.

Related Transactions

Dr. Leininger, together with his affiliates, owns greater than 5% of our outstanding common stock as of March 31, 2009. Dr. Leininger is a current director of KCI and Chairman Emeritus of the Board of Directors. KCI provides Dr. Leininger with office space and administrative assistance at its corporate headquarters.

The shareholder agreement among KCI, Dr. Leininger and his related parties, and certain other parties was amended and restated in January 2005. Under the amended shareholder agreement, we are required to file a shelf registration statement permitting the continuous resale of securities from time to time upon written request. We are also required to indemnify Dr. Leininger and others for designated liability under the securities laws.

A member of our Board of Directors, Harry R. Jacobson, M.D., is the Vice Chancellor for Health Affairs of Vanderbilt University, with which we conduct business on a limited basis. During fiscal year 2008, we recorded revenue of approximately $1.3 million for V.A.C. and therapeutic support systems products billed to Vanderbilt University. In addition, following our acquisition of LifeCell in May 2008, we recorded revenue of approximately $1.2 million for sales of LifeCell products to Vanderbilt University.

Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement does not constitute the solicitation of a proxy, in any jurisdiction, from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Proxy Statement shall not, under any circumstances, imply that there has not been any change in the information set forth herein since the date of the Proxy Statement.

Additional Information

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to multiple shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process of "householding" potentially provides extra convenience for shareholders and cost savings for companies. KCI and some brokers household proxy materials, delivering a single proxy statement to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to American Stock Transfer and Trust Company at 59 Maiden Lane, New York, New York 10038, or by calling 1-800-937-5449.

Copies of our 2008 Annual Report to Shareholders and Annual Report on Form 10-K for the fiscal year ended December 31, 2008 have been included within the package of materials sent to you.

SEC
Mail Processing
Section

APR 23 2009

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
Commission file number 001-09913

KINETIC CONCEPTS, INC.

(Exact name of registrant as specified in its charter)

Texas	*74-1891727*
(State of Incorporation)	(I.R.S. Employer Identification No.)
8023 Vantage Drive San Antonio, Texas	*78230*
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(210) 524-9000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.001	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes X No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer X Accelerated filer ___

Non-accelerated filer ___ (Do not check if a smaller reporting company) Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No X

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2008 was $2,519,010,445 based upon the closing sales price for the registrant's common stock on the New York Stock Exchange.

As of February 24, 2009, there were 70,794,103 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference: Certain information called for by Part III of this Form 10-K is incorporated by reference to the definitive Proxy Statement for the 2008 Annual Meeting of Shareholders, which will be filed not later than 120 days after the close of the Company's fiscal year.

TABLE OF CONTENTS

KINETIC CONCEPTS, INC.

TRADEMARKS

The following trademarks are proprietary to KCI Licensing, Inc. and/or LifeCell Corporation, their affiliates and/or licensors and may be used in this report: ActiV.A.C., AirMaxxis, AlloDerm, AlloDerm GBR, AtmosAir, AtmosAir, BariAir, BariatricSupport, BariKare, BariMaxx II, BioDyne, Conexa, Cymetra, Dri-Flo, DynaPulse, EZ Lift, FirstStep, FirstStep Advantage, First Step All in One, FirstStep Plus, FirstStep Select, FirstStep Select Heavy Duty, FluidAir, FluidAir Elite, GranuFoam, InfoV.A.C., InterCell, Innova Basic, Innova Extra, Innova Premium, InstaFlate, KCI, KCI The Clinical Advantage, KinAir IV, KinAir MedSurg, KinAir MedSurg Pulse, KCI Express, Kinetic Concepts, Kinetic Therapy, LifeCell, MaxxAir ETS, Maxxis 400, ParaDyne, PediDyne, PlexiPulse, Prevena, ReliefZone, Repliform, RIK, RotoProne, RotoRest, RotoRest Delta, Seal Check, SensaT.R.A.C., Strattice, T.R.A.C., TheraKair, TheraKair Visio, TheraPulse ATP, TheraRest, TheraRest SMS, TriaDyne II, TriaDyne Proventa, TriCell, V.A.C., V.A.C. ATS, V.A.C. Freedom, V.A.C. GranuFoam Silver, V.A.C. Instill, V.A.C. Simplace Dressing, V.A.C. WhiteFoam, and V.A.C. WRN. All other trademarks appearing in this report are the property of their holders. The absence of a trademark or service mark or logo from this list does not constitute a waiver of trademark or other intellectual property rights of KCI Licensing, Inc. and/or LifeCell Corporation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are covered by the "safe harbor" created by those sections. The forward-looking statements are based on our current expectations and projections about future events. Discussions containing forward-looking statements may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors," and elsewhere in this report. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predicts," "projects," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," or the negative of these terms and other comparable terminology, including, but not limited to, statements regarding the following:

- the benefits that can be achieved with the LifeCell acquisition;
- competition in our markets;
- our ability to enforce and protect our intellectual property rights and the effects of intellectual property litigation on our business;
- our ability to introduce competitive new products and services and enhance existing products and services on a timely, cost-effective basis;
- risks of operating LifeCell operations from one facility;
- expectations for third-party and governmental audits, investigations, claims, product approvals and reimbursement;
- expectations for the outcomes of our clinical trials;
- material changes or shortages in the sources of our supplies;
- our ability to attract and retain key employees;
- our ability to manage the risk associated with our exposure to foreign currency exchange rate fluctuations;
- compliance with government regulations and laws;
- projections of revenues, expenditures, earnings, or other financial items;
- our ability to expand the use of our products into additional geographic markets;
- changes in domestic and global economic conditions or disruptions of credit markets;
- the plans, strategies and objectives of management for future operations;
- risks inherent in the use of medical devices and the potential for patient claims;
- risks of negative publicity relating to our products;
- risks related to our substantial indebtedness;
- restrictive covenants in our senior credit facility; and
- any statements of assumptions underlying any of the foregoing.

These forward-looking statements are only predictions, not historical facts, and involve certain risks and uncertainties, as well as assumptions. Actual results, levels of activity, performance, achievements and events could differ materially from those stated, anticipated or implied by such forward-looking statements. The factors that could contribute to such differences include those discussed under the caption "Risk Factors." You should consider each of the risk factors and uncertainties under the caption "Risk Factors" among other things, in evaluating our prospects and future financial performance. The occurrence of the events described in the risk factors could harm our business, results of operations and financial condition. These forward-looking statements are made as of the date of this report. We disclaim any obligation to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

General

Kinetic Concepts, Inc. is a leading global medical technology company devoted to the discovery, development, manufacture and marketing of innovative, high-technology therapies and products for the advanced wound care, regenerative medicine and therapeutic support system markets. We design, manufacture, market and service a wide range of proprietary products that can improve clinical outcomes and can help reduce the overall cost of patient care. Our advanced wound care systems incorporate our proprietary V.A.C. Therapy technology, which is clinically-proven to promote wound healing through unique mechanisms of action, and to speed recovery times while reducing the overall cost of treating patients with complex wounds. Our regenerative medicine products include biological soft tissue repair products made from human ("allograft") and animal ("xenograft") tissue for use in reconstructive, orthopedic and urogynecologic surgical procedures to repair soft tissue defects. Our Therapeutic Support Systems, or TSS, business includes specialty hospital beds, mattress replacement systems and overlays, which are designed to address pulmonary complications associated with immobility, to reduce or treat skin breakdown and assist caregivers in the safe and dignified handling of patients of size. We have an infrastructure designed to meet the specific needs of medical professionals and patients across all healthcare settings, including acute care hospitals, extended care organizations and patients' homes, both in the U.S. and abroad.

On May 27, 2008, we completed the acquisition of all the outstanding capital stock of LifeCell Corporation ("LifeCell") for an aggregate purchase price of approximately $1.8 billion. LifeCell develops, processes and markets biological soft tissue repair products made from both allograft and xenograft tissue. This acquisition enhances our product platform and provides significant future growth opportunities.

KCI was founded in 1976 and is incorporated in Texas. Our principal executive offices are located at 8023 Vantage Drive, San Antonio, Texas 78230. Our telephone number is (210) 524-9000. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act, as amended, are available free of charge on our website at *www.kci1.com*, as soon as reasonably practicable after we file or furnish such information with the SEC. Information contained on our website is not incorporated by reference to this report.

Clinical Applications

Our advanced wound care systems, regenerative medicine products and therapeutic support systems address five principal clinical applications: advanced wound healing and tissue repair, pulmonary complications in the intensive care unit, regenerative medicine, bariatric care and wound treatment and prevention.

Advanced Wound Healing and Tissue Repair

In the acute care setting, serious trauma wounds, failed surgical closures, amputations (especially those resulting from complications of diabetes) and serious pressure ulcers present special challenges to the physician and to the patient. These are often complex and/or large wounds that are prone to serious infection and further complications due to the extent of tissue damage or the compromised state of the patient's health. These wounds are often difficult or in the worst cases, impossible to treat quickly and successfully with traditional treatments. Physicians and hospitals need a therapy that addresses the special needs of these wounds with high levels of both clinical and cost effectiveness. Given the high cost and infection risk associated with treating these patients in healthcare organizations, the ability to create healthy wound beds and reduce bacterial levels in the wound is particularly important. Our InfoV.A.C. and V.A.C. ATS Therapy systems are designed to meet these needs by promoting the reduction in local edema, managing exudate, removing infectious material, and stimulating the growth of healthy, vascularized granulation tissue.

In the extended care and homecare settings, different types of wounds, with different treatment implications, present the most significant challenges to physicians and nurses. Although a large number of acute wounds require post-discharge treatment, a majority of the challenging wounds in the homecare setting are non-healing chronic wounds. These wounds often involve physiologic and metabolic complications such as reduced blood supply, compromised lymphatic system or immune deficiencies that interfere with the body's normal wound healing processes. In addition, diabetic ulcers and pressure ulcers are often slow-to-heal wounds. These wounds often develop due to a patient's impaired vascular and tissue repair capabilities. These conditions can also inhibit a patient's healing process, and wounds such as these often fail to heal for many months, and sometimes for several years. Difficult-to-treat wounds do not always respond to traditional therapies, which include hydrocolloids, hydrogels and alginates.

Physicians and nurses look for therapies that can accelerate the healing process and overcome the obstacles of patients' compromised conditions. They also prefer therapies that are easy to administer, especially in the homecare setting, where full-time skilled care is generally not available. In addition, because many of these patients are not confined to bed, they want therapies that are minimally disruptive to the patient's or the caregiver's typical daily routines. Our ActiV.A.C. and V.A.C. Freedom Therapy systems are designed to allow patients mobility to conduct normal lives while their wounds heal.

Regenerative Medicine

Soft tissue, such as dermis, heart valves, blood vessels and nerve connective tissue, contains a complex, three-dimensional structure consisting of multiple forms of collagen, elastin, proteoglycans, other proteins and blood vessels (the "tissue matrix"). As part of the body's natural regenerative process, cells within a tissue continuously degrade and, in the process, replace the tissue matrix. However, in the event that a large portion of the tissue matrix is destroyed or lost because of trauma or surgery, the body cannot regenerate the damaged portion, resulting in scar formation. In such situations, surgeons face a number of treatment options for restoring structure, function and physiology, including the use of implant materials. Alternatives include transplants from one part of the patient's body to another ("autograft"), processed allograft tissue, processed xenograft tissue and synthetic products.

We believe the use of autograft tissue is disadvantageous due to the creation of a separate donor site wound and the associated pain, morbidity and scarring from this additional wound. We also believe there are disadvantages of using synthetic materials and certain biologic materials including their susceptibility to infection, resorption, encapsulation, movement away from the transplanted area, and erosion through the skin. Some biologic materials may include bovine collagen, which requires patient sensitivity testing.

We believe that our LifeCell allograft and xenograft products may provide surgeons with benefits over other implant materials. Our tissue matrices undergo non-damaging proprietary processing, resulting in intact acellular matrices that are strong and support tissue regeneration by way of rapid revascularization. Our proprietary tissue processes remove cells from biologic tissues to minimize the potential for specific rejection of the transplanted tissue. Our tissue matrix products also offer ease of use and minimize risk of some complications, including adhesions to the implant.

Pulmonary Complications in the Intensive Care Unit

The most critically ill patient population is generally cared for in the intensive care unit, or ICU, of a hospital, where they can receive the most intense medical treatment and attention. Patients treated in the ICU usually suffer from serious acute or chronic diseases or severe traumatic injuries. These patients often have, or develop, pulmonary complications, such as Acute Respiratory Distress Syndrome, or ARDS, resulting directly from their conditions or stemming from their impaired mobility. Some ICU patients are in such acute distress that their organ systems are at risk of failure and many are on some type of life-support. For the fiscal year 2007, there were an estimated 1.4 million ICU patients in the U.S. with, or at risk of developing, pulmonary complications.

Treating pulmonary complications requires special equipment and treatment methods. Because of the aggressive and specialized treatments required to address these life-threatening conditions, daily patient-care costs in the ICU are high. Our critical care therapies consist of Kinetic Therapy, Prone Therapy and Kinetic Prone Therapy to provide mobility to patients who cannot mobilize themselves. Kinetic Therapy involves the side-to-side rotation of a patient to an angle of at least 40 degrees per side and has been shown in independent clinical studies to reduce the incidence of certain pulmonary complications and length of stay in the ICU. Prone Therapy involves turning a patient from the supine to prone position (180 degrees) and often is done manually by nurses in the ICU. Independent clinical studies have demonstrated that proning an ICU patient improves oxygenation in ARDS patients and reduces ventilator time and ICU length of stay, with more recent studies suggesting overall improved mortality rates. Kinetic Prone Therapy involves delivering Kinetic Therapy in the prone position.

Bariatric Care

In the U.S., the prevalence of obesity has more than doubled from 11.6% in 1990 to approximately 26.3% in 2007. In addition, obesity is now the second leading cause of preventable death in the U.S. Obese patients are often unable to fit into standard-sized beds and wheelchairs and pose an increased risk to patients and caregivers. KCI's BariatricSupport, a comprehensive offering of safety-focused and therapy-driven products, education and training enable caregivers to care for obese patients in a safe and dignified manner in all care settings. While our bariatric products are generally used for patients weighing between 300 and 600 pounds, our products can accommodate patients weighing from 850 to 1,000 pounds. Our most sophisticated bariatric product can serve as a cardiac chair, weight scale, and x-ray table; and many of our products provide therapies like those in our wound treatment and prevention products. Moreover, treating obese patients is a significant safety issue for many healthcare organizations, causing several states and many organizations to adopt a "no lift" policy, because moving and handling obese patients increases the risk of injury to healthcare personnel. Our products and accessories assist organizations in complying with any applicable "no lift" policy and enable healthcare personnel to treat obese patients in a manner that is safe for healthcare personnel as well as safe and more dignified for the patient.

Wound Treatment and Prevention

Our pressure relieving therapeutic support systems provide therapy for the treatment of pressure sores, burns, ulcers, skin grafts, and other skin conditions. They also help prevent the formation of pressure sores that can develop in immobile individuals. Our therapeutic support systems reduce the amount of pressure on a patient's intact skin surface (prevention) or an existing wound site (treatment) by redistributing forces away from the skin or wound site through immersion of the patient into a medium such as air, foam, silicon beads, or viscous fluid. Our products also help to reduce shear, a major factor in the development of pressure ulcers, by reducing the amount of friction between the skin surface and the surface of the bed. Many of our products also provide moisture control, a major cause of maceration of the skin, by flowing air through the support surface to the skin, keeping the skin dry and moisture free. In addition to providing pressure-relieving therapy, some of our products also provide for pulsing of air into the surface cushions, known as Pulsation Therapy, which helps improve blood and lymphatic flow to the skin. Some of our products further promote healing and reduce nursing time by providing an automated "wound care" turn of at least 20 degrees per side. Our therapeutic wound care surfaces are utilized by patients in hospitals, residents in nursing homes and individuals in the home.

Products

We offer a wide range of products in each clinical application to meet the specific needs of different subsets of the markets we serve, providing innovative, cost effective, outcome-driven therapies across multiple care settings.

Advanced Wound Healing and Tissue Repair Products

Our wound healing and tissue repair systems incorporate our proprietary V.A.C. Therapy technology. The V.A.C. Therapy system consists of a therapy unit and four types of disposables: a foam dressing, an occlusive drape, a tubing system connecting the dressing to the therapy unit and a specialized canister. The therapy unit consists of a pump that generates controlled negative pressure and sophisticated internal software that controls and monitors the application of the therapy. The therapy can be programmed for individualized use. Additionally, all of our V.A.C. Therapy units include safety alarms that respond in real time to signal users of any tubing blockage, dressing leakage or other condition which may interfere with appropriate therapy delivery. The systems have a number of on screen user-assist features such as treatment guidelines.

Our negative pressure wound healing therapy is delivered to the wound bed through a proprietary foam dressing which can be customized to fit the size and shape of the wound. The dressing is connected to the therapy unit through tubing which both delivers the negative pressure and measures the pressure delivered to the wound surface, providing continuous feedback. An occlusive drape covers the dressing and secures the foam, thereby allowing negative pressure to be maintained at the wound site. Negative pressure can also be applied continuously or intermittently to the wound site. We believe intermittent therapy further accelerates granulation tissue growth. The canister collects the fluids, or exudates, helps reduce odors through the use of special filters and provides for safe disposal of medical waste. V.A.C. dressings are typically changed every 48 hours for non-infected wounds, versus traditional dressings which often require dressing changes one or more times per day. Our V.A.C. dressings are specially designed to address the unique physical characteristics of different wound types, such as large open wounds, surgical wounds, diabetic foot ulcers and open abdominal wounds, among others.

Our wound healing and tissue repair systems are targeted to meet the needs of specific care settings and wound or patient requirements, and consist of the following V.A.C. wound therapy systems:

- The InfoV.A.C. System was introduced at the end of the second quarter of 2007 to further meet acute care customer requirements. This therapy unit is 50% smaller and lighter than the V.A.C. ATS. It provides a new digital wound imaging feature that allows caregivers to monitor and document wound healing progress. Digital images can be reviewed on-screen or transferred electronically to help document patient progress, allowing for convenient sharing of wound information among caregivers and payers who require evidence of wound healing. Advancements also include SensaT.R.A.C. Technology and Seal Check that simplify the application, monitoring and documentation of wound therapy.
- The ActiV.A.C. System was introduced in the third quarter of 2007 in the home care market. It addresses the demand for a simpler, lighter, and lower profile design that enhances patient comfort and mobility. The ActiV.A.C. Therapy System features newly-developed technology that automatically documents the patient's therapy history and treatment times. Reports are electronically stored in the system and can be reviewed on-screen or downloaded to a computer. The ActiV.A.C. System incorporates SensaT.R.A.C. Technology and Seal Check that simplify the application, monitoring and documentation of wound therapy.
- The V.A.C. Instill System adds additional therapeutic capability to the V.A.C. Therapy system. The V.A.C. Instill combines the ability to instill fluids into the wound with V.A.C. Therapy. Fluids prescribed by physicians for topical use—including antibiotics, antiseptics and anesthetics—can be instilled, making the system particularly well suited for infected and painful wounds. Future uses could include cytokines, growth factors, or other agents to stimulate wound healing. Because the V.A.C. Instill is based on the V.A.C. ATS system, it also includes all the capabilities and features of the V.A.C. ATS.
- The V.A.C. ATS System was introduced in 2002 and incorporates our proprietary T.R.A.C. technology, which enables the system to monitor pressure at the wound site and automatically adjust system operation to maintain the desired therapy protocol. As the InfoV.A.C. Therapy system, with SensaT.R.A.C. dressings, is introduced to the acute care market, the V.A.C. ATS will be transitioned solely into the long-term care market segment.
- The V.A.C. Freedom System was introduced in 2002 to meet the requirements for a lightweight product suitable for ambulatory patients. The V.A.C. Freedom system also utilizes T.R.A.C. technology and T.R.A.C. dressings. As with the InfoV.A.C. system, as the ActiV.A.C. system is introduced to the post-acute market, the V.A.C. Freedom will be transitioned solely into the long-term care market. In addition, our V.A.C. Freedom System has achieved Joint Airworthiness Certification ("JAC") status by the U.S. Military, following an extensive evaluation process testing the device's safety for use on military aeromedical evacuation aircraft. The certification program is a shared U.S. Air Force-Army initiative and applies to specific U.S. Air Force aircraft and U.S. Army helicopters. The certification enables military caregivers to continue providing effective and uninterrupted treatment for injured military personnel being transported long distances from theatre hospitals to continental U.S. hospitals.

In addition to our GranuFoam dressing kits that are marketed with the V.A.C. wound therapy systems, we commercialize specialized dressings designed to enhance ease-of-use and effectiveness for the treatment of certain conditions, including the following:

- In December 2008, we introduced the V.A.C. Simplace Dressing which features both a newly designed GranuFoam dressing and a 3M Tegaderm dressing designed exclusively for use with KCI's proprietary V.A.C. Therapy system. The unique features of the V.A.C. Simplace Dressing kit are designed to simplify the V.A.C. Therapy dressing application process allowing a broader user-base to become comfortable using the technology with less training. The new spiral shaped V.A.C. GranuFoam Dressing is pre-scored, reducing the need to cut the foam making it easier to place in the wound site. The 3M Tegaderm Dressing conforms to the body and flexes with the skin to help ensure that there is an optimal environment established for wound healing. The V.A.C. Simplace Dressings are now available in the U.S. and will be introduced in additional countries in 2009.
- The V.A.C. GranuFoam Silver Dressing combines the proven benefits of negative pressure wound therapy, or NPWT, with the antimicrobial attributes of silver. The V.A.C. GranuFoam Silver Dressing is the only silver dressing that allows the GranuFoam dressing pores to come in direct contact with the wound, eliminating the need for additional silver dressing layers that may inhibit negative pressure and granulation. Micro-bonded metallic silver is uniformly distributed throughout the dressing, providing continuous delivery of silver even after dressing sizing. A single application of V.A.C. GranuFoam Silver Dressing eliminates the need for adjunct silver dressings. The dressing offers a protective barrier to reduce certain infection-producing bacteria, yeast and fungi, and may help reduce infections in the wound.

The superior clinical efficacy of our V.A.C. Therapy wound healing and tissue repair systems is supported by an extensive collection of published clinical studies. V.A.C. Therapy systems have been reviewed in at least 580 journal articles (479 peer-reviewed), 587 abstracts, 51 case studies and 62 textbook citations. Of these, the research for 72 articles, 122 abstracts and all case studies were funded by research grants from KCI. NPWT, as delivered by the V.A.C. Therapy system, has been granted a seal of approval by the American Podiatric Medical Association, the German Wound Healing Society and the Austrian Wound Healing Society. In addition, independent consensus conferences have issued guidelines for the use of NPWT for diabetic foot wounds, pressure ulcers, complex chest wounds, hospital-treated wounds and open abdominal wounds.

We are currently sponsoring multiple prospective, randomized and controlled multi-center clinical studies specifically designed to provide further evidence of V.A.C. Therapy's clinical efficacy for treating various targeted wound types. Our research and development team has also initiated pilot studies to evaluate the effect of V.A.C. Therapy at the cellular and molecular levels.

Regenerative Medicine Products

Our regenerative medicine products include biological soft tissue repair products made from human ("allograft") and animal ("xenograft") tissue for use in reconstructive, orthopedic and urogynecologic surgical procedures to repair soft tissue defects. AlloDerm regenerative tissue matrix is donated allograft human dermis that has been processed with our non-damaging proprietary processing resulting in an intact acellular tissue matrix. AlloDerm supports the repair of damaged tissue by providing a foundation for regeneration of normal human soft tissue. Following transplant, AlloDerm is revascularized and repopulated with the patient's own cells becoming engrafted into the patient. AlloDerm is a versatile scaffold and has multiple surgical applications. AlloDerm is marketed to plastic reconstructive and general surgeons as an "off-the-shelf" superior alternative to other implant materials. AlloDerm is predominately used in plastic reconstructive, general surgical, burn and periodontal procedures:

- as an implant for soft tissue reconstruction or tissue deficit correction;
- as a graft for tissue coverage or closure; and
- as a sling to provide support to tissue following nerve or muscle damage.

AlloDerm was first used in 1994 for the treatment of third-degree and deep second-degree burns requiring skin grafting to replace lost dermis. The use of AlloDerm in burn grafting has clinically-shown performance equivalent to autograft in reducing the occurrence and effects of scar contracture, the progressive tightening of scar tissue that can cause joint immobility, while significantly reducing donor site trauma. We believe that AlloDerm provides significant therapeutic value when used in burn grafting over a patient's mobile joints.

Today, AlloDerm is predominately used as a subcutaneous implant for the replacement of soft tissue in reconstructive surgical procedures in various areas of the body. For example, in surgical repair of abdominal wall defects, AlloDerm is used to repair defects resulting from trauma, previous surgery, hernia repair, infection, tumor resection or general failure of the musculofascial tissue. We believe that AlloDerm provides an alternative to other implant materials because of its functional, biomechanical and regenerative properties. AlloDerm is also used in cancer reconstruction procedures, including breast reconstruction following mastectomy procedures.

Periodontal surgeons use AlloDerm to increase the amount of attached gum tissue supporting the teeth as an alternative to autologous connective tissue grafts excised from the roof of the patient's mouth and then transplanted to the gum. BioHorizons Implant Systems, Inc. is our exclusive distributor of AlloDerm for use in periodontal applications in the U.S. and certain international markets.

In June 2007, LifeCell received clearance from the Food and Drug Administration, or FDA, for a new xenograft product, Strattice reconstructive tissue matrix. Strattice is porcine dermis that has been processed with our non-damaging proprietary processing that removes cells and significantly reduces a component believed to play a major role in the xenogeneic rejection response. Strattice supports the repair of damaged tissue by allowing rapid revascularization and cell repopulation required for tissue regeneration. In pre-clinical studies, Strattice demonstrated rapid revascularization and cell repopulation and strong healing. LifeCell commenced marketing Strattice during the first quarter of 2008 to plastic reconstructive and general surgeons as an implant to reinforce soft tissue where weakness exists and for the surgical repair of damaged or ruptured soft tissue membranes. In October 2008, our LifeCell Tissue Matrix for the management of wounds utilizing our proprietary Strattice technology received 510(k) clearance from the FDA. Additionally, we achieved CE marking and are now on the market in Germany and the UK. The Strattice technology provides an environment that supports wound healing and can be used in the management of a wide range of wound types, including pressure ulcers, diabetic ulcers, venous ulcers, chronic vascular ulcers, surgical wounds, trauma wounds and other acute wounds.

Conexa reconstructive tissue matrix is the trade name for our porcine dermis product that has been processed with our non-damaging proprietary process and is used for soft tissue reinforcement in surgical procedures intended to repair rotator cuff tissue. Tornier is our exclusive distributor for Conexa in the U.S. and certain international markets.

GraftJacket regenerative tissue matrix is the trade name for our proprietary human allograft tissue products intended for use in repairing damaged or inadequate integumental tissue in orthopedic surgical procedures, such as for rotator cuff tendon reinforcement. GraftJacket is also used by podiatrists for the treatment of lower extremity wounds. Wright Medical Group, Inc. is our exclusive distributor for GraftJacket in the U.S. and certain international markets.

AlloCraftDBM is a proprietary human allograft bone-grafting product that combines demineralized bone and micronized acellular human dermal matrix to form a putty-like material. AlloCraftDBM is intended for use as a bone void filler in various orthopedic surgical procedures. Stryker Corporation is our exclusive distributor for AlloCraftDBM in the United States.

Repliform regenerative tissue matrix is the trade name for our proprietary human allograft tissue matrix product intended for use in repairing damaged or inadequate integumental tissue in urogynecologic surgical procedures. Since 1997, surgeons have used Repliform in urogynecologic procedures as a bladder sling in the treatment of stress urinary incontinence and for the repair of pelvic floor defects.

Currently, materials used for slings and pelvic floor repair surgeries include autologous tissue, synthetic materials, biologic materials and cadaveric fascia. The autologous tissue often is taken from the patient's thigh or abdomen resulting in a painful donor site. We believe that Repliform used as a sling for urinary incontinence or pelvic floor repair provides a safe and effective alternative that eliminates the need for a donor site and will repopulate as the patient's own tissue. Boston Scientific Corporation is our exclusive worldwide sales and marketing representative for Repliform.

Products Treating Pulmonary Complications in the Intensive Care Unit

Our pulmonary care therapies include both Kinetic Therapy products and Prone Therapy products. In late 2004, we introduced the RotoProne Therapy System, an advanced patient-care system for the treatment and prevention of pulmonary complications associated with immobility. Providing Kinetic Therapy, Prone Therapy and Kinetic Prone Therapy, the RotoProne Therapy System enables caregivers to automatically rotate immobile patients with respiratory complications from the supine to the prone position and to also rotate them from side to side up to 62 degrees in both the supine and prone positions. The Rotoprone Therapy System can help improve patient outcomes by providing caregivers an easier way to deliver multiple intervals of Prone or Kinetic Prone Therapy over an extended period of time. It also has the capability of delivering Kinetic Therapy in the supine position. The RotoProne Therapy System features include programmable rotation, up to 62 degrees in either the prone or supine position, with an acclimation mode as well as pause and hold functions to suspend the patient in a side-lying position for ease of nursing care. Other features of the RotoProne Therapy System include a proprietary tube management system, electronically monitored buckles, an ergonomically-designed head positioning system and 40-second or less return to supine from the prone position for delivery of CPR.

Our other Kinetic Therapy products include the TriaDyne Proventa, TriaDyne II, RotoRest Delta, and PediDyne. The TriaDyne Therapy System is used primarily in acute care settings and provides patients with four distinct therapies on an air suspension surface. The TriaDyne Therapy System applies Kinetic Therapy by rotating the patient up to 45 degrees on each side. There are three different modes of rotation: upper body only, full body rotation, and counter rotation, simultaneously rotating the patient's torso and lower body in opposite directions to keep the patient centered on the patient surface. The TriaDyne Therapy System also provides percussion therapy to loosen mucous buildup in the lungs and pulsation therapy to promote capillary and lymphatic flow. The RotoRest Delta is a specialty bed that can rotate a patient up to 62 degrees on each side for the treatment of severe pulmonary complications and respiratory failure. The RotoRest Delta is also designed, and has been shown, to improve the care of patients suffering from multiple trauma and spinal cord injury. Kinetic Therapy has been clinically studied in at least 17 randomized clinical trials, 84 journal articles (69 peer-reviewed articles), 46 abstracts, 19 case studies and four textbook citations. Of these, the research for 18 articles, 33 abstracts and all case studies was funded by research grants from KCI.

Bariatric Care Products

Our bariatric products provide a range of therapy options and the proper support needed by obese patients that enable nurses to properly care for obese patients in a safe and dignified manner. The most advanced product in this line is the BariAir Therapy System, a front-exit bed, which can serve as a critical care bed, cardiac chair or x-ray table for patients weighing up to 850 lbs. The BariAir, first introduced in 1996, provides low-air-loss pressure relief with a Gore Medical fabric cover, continuous turn assist, percussion, pulsation and step-down features designed for both patient comfort and nurse assistance. Designed for the most complex bariatric patient, we believe the BariAir is the only bariatric product available on the market that provides five therapies integrated into one system.

The FirstStep Select Heavy Duty overlay provides pressure-relieving low-air-loss therapy when placed on a BariKare bed. The Maxxis 400 provides a homecare bariatric bed frame for patients weighing up to 1,000 pounds. Our AirMaxxis product, to be used on the Maxxis 400 frame, is a mattress replacement system which provides a therapeutic air surface for the home environment for patients weighing up to 650 pounds.

The BariMaxx II bariatric therapy system is a modular bed that allows the clinician to choose the appropriate accessories for their environment and patient's needs. This platform, which comes standard with a foam mattress is built for patients weighing up to 1,000 pounds, and provides customers with many features including built-in scales, Trendelenburg and Reverse Trendelenburg positioning and an expandable frame. The BariMaxx II side-exit feature allows the caregiver to assist patients in a more traditional exit of the bed. This is an important factor in a patient's rehabilitation and prepares them for facility discharge. The MaxxAir ETS (Expandable Turning Surface) mattress replacement system is a low-air-loss, pressure relieving surface option for the BariMaxx II therapy system. The MaxxAir ETS provides clinicians with rotational therapy of up to 30 degrees on each side, instant CPR deflation and a Gore Medical Fabric cover to assist in skin integrity. Additionally, we offer a powered transport option that enables a single caregiver to safely and more easily transport patients on the BariMaxx II therapy system.

Recognizing the importance of safety in handling patients, all of our bariatric beds can be rented or sold with safety and mobility products such as the EZ Lift patient transfer system, an AirPal air assisted lateral transfer system, and other accessories such as wheelchairs, walkers and commodes to create a complete bariatric suite offering. The flexibility of options is just one of the ways KCI helps caregivers in the day-to-day care of the bariatric patient and also assists them with compliance to "no lift" policies being implemented in healthcare organizations.

Wound Treatment and Prevention Products

We offer a wide variety of therapeutic support systems for wound treatment and prevention, providing pressure reduction, pressure relief, pulsation, alternating pressure, and a continuous turn of a minimum of 20 degrees. Most of our therapy beds and surfaces incorporate the exclusive use of Gore Medical Fabric in the patient contact areas to provide an ideal microclimate for skin protection and moisture control. Our pressure relief products include framed beds and overlays such as the KinAir MedSurg and KinAir IV framed beds; the FluidAir Elite and FluidAir II bead beds; the FirstStep, FirstStep Plus, FirstStep Select, FirstStep Advantage, TheraKair, TheraKair Visio and TriCell overlays, the AtmosAir family of non-powered, dynamic mattress replacement and seating surfaces; and the RIK fluid mattress and overlay. Our pulsation products include the KinAir MedSurg Pulse and TheraPulse ATP framed beds and the DynaPulse mattress replacement system. Our alternating pressure or air cycling products include a powered model of the AtmosAir and the InterCell. Our turn assist products include the KinAir IV, Therapulse ATP and a powered AtmosAir model. During 2007, we obtained the rights from Hill-Rom Company to produce a mattress compatible with their VersaCare bed and launched the AtmosAir V series mattress. Internationally, the TheraKair Visio represents the next generation of our strong TheraKair brand, providing low-air-loss pressure relief with Pulsation Therapy.

The KinAir MedSurg and KinAir IV have been shown to provide effective skin care therapy in the treatment of pressure sores, burns and post-operative skin grafts and flaps and to help prevent the formation of pressure sores and certain other complications of immobility. The FluidAir Elite and FluidAir II support patients on a low-pressure surface of air-fluidized beads providing pressure relief and shear relief for skin grafts or flaps, burns and pressure sores. The TheraKair, TheraKair Visio, and FirstStep family of overlays and mattress replacement systems are designed to provide pressure relief and help prevent and treat pressure sores. The FirstStep All in One is the only mattress replacement system that combines multiple therapy levels (low-air-loss, pulsation, and rotation) at different price points with a higher weight capacity to allow maximum flexibility to help organizations in optimizing patient care and nursing efficiency. The AtmosAir family consists primarily of for-sale mattress replacement products that have been shown to be effective for the prevention and treatment of pressure sores in a series of hospital-based case studies. The proprietary AtmosAir with Self Adjusting Technology ("SAT") utilizes atmospheric pressure and gravity to deliver non-powered dynamic pressure relief.

The KinAir MedSurg Pulse and TheraPulse ATP framed beds and the DynaPulse overlay provide a more aggressive form of treatment through a continuous pulsating action which gently massages the skin to help improve capillary and lymphatic circulation in patients suffering from severe pressure sores, burns, skin grafts or flaps, swelling or circulatory problems.

The KinAir IV, Therapulse ATP and a powered AtmosAir model all provide turn assist of a minimum of 20 degrees to each side. Turn assist helps the caregiver reposition and/or turn a patient in order to provide patient care and pressure relief.

Competitive Strengths

We believe we have the following competitive strengths:

Innovation and commercialization. KCI has a successful track record spanning over 30 years in commercializing novel technologies in advanced wound care and therapeutic support systems. We leverage our competencies in innovation, product development and commercialization to bring solutions to the market that address the critical unmet needs of clinicians and their patients and can help reduce the overall cost of patient care. We continue to support an active research and development program in wound care and advanced biologics. We seek to provide novel, clinically efficacious, therapeutic solutions and treatment alternatives that increase patient compliance, enhance clinician ease of use and ultimately improve healthcare outcomes. In May 2008, we completed our acquisition of LifeCell, an innovative leader in the regenerative medicine market with a proven ability to develop and commercialize advanced biological products made from human and animal tissue.

Product differentiation and superior clinical efficacy. We differentiate our portfolio of products by providing effective therapies, supported by a clinically-focused and highly-trained sales and service organization, which combine to produce clinically-proven superior outcomes. The superior clinical efficacy of our V.A.C. Therapy systems and our therapeutic support systems is supported by an extensive collection of published clinical studies, peer-reviewed journal articles and textbook citations, which aid adoption by clinicians. In February 2008, we announced the final efficacy results of a large, multi-center randomized controlled clinical trial utilizing V.A.C. Therapy compared to advanced moist wound therapy, or AMWT, in the treatment of diabetic foot ulcers, which resulted in the following statistically significant results:

- a greater proportion of foot ulcers achieved complete ulcer closure with V.A.C. Therapy versus AMWT;
- time to wound closure was less with V.A.C. Therapy than with AMWT; and
- patients on V.A.C. Therapy experienced significantly fewer amputations than with AMWT.

This study was later published in Diabetes Care, a peer-reviewed scientific publication, in April 2008.

In June 2008, we announced the results of a clinical study conducted in Japan utilizing V.A.C. Therapy compared to standard moist wound therapy for the treatment of acute wounds. The results of this study showed a significant treatment difference in median time to wound closure of 15 days for V.A.C. Therapy versus 41 days for standard moist wound therapy. The study also confirmed that V.A.C. Therapy could be used safely and effectively for the treatment of acute wounds.

These recent publications add to KCI's significant body of clinical evidence that clearly shows that our V.A.C. Therapy system, including its unique foam dressing, provides a clinical advantage for treatment of wounds, including limb salvage in patients with diabetic foot ulcers.

We continue to successfully distinguish our V.A.C. Therapy products from competitive offerings through unique FDA-cleared marketing and labeling claims such as the V.A.C. Therapy system is intended to create an environment that promotes wound healing by preparing the wound bed for closure, reducing edema and promoting granulation tissue formation and perfusion. Following a review of requested clinical data, additional claims were cleared by the FDA in 2007 which now specify the use of V.A.C. systems in all care settings, including in the home. These claims are unique to KCI's V.A.C. systems in the field of NPWT.

Within our regenerative medicine business, we also believe our allograft and xenograft tissue regeneration products provide surgeons with benefits over alternative products for soft tissue defects. Our products offer surgeons and patients intact acellular matrices that are strong and which support tissue regeneration and the rapid restoration of blood supply. Our proprietary tissue processes remove cells from biological tissues to minimize the potential for specific rejection of the transplanted tissue. Our tissue matrix products also offer ease of use and minimize risk of some complications, including adhesions to the implant. The benefits of using LifeCell's AlloDerm and Strattice products over the use of autografts and other processed and synthetic products include reduced patient discomfort from autograft procedures and reduced susceptibility to infection, resorption, encapsulation, movement away from the transplanted area, and erosion through the skin.

Broad reach and customer relationships. Our worldwide sales team, consisting of approximately 2,000 team members, has fostered strong relationships with our prescribers, payers and caregivers over the past three decades by providing a high degree of clinical support and consultation along with our extensive education and training programs. Because our products address the critical needs of patients who may seek treatment in various care settings, we have built a broad and diverse reach across all healthcare settings. We have key relationships with an extensive list of acute care hospitals worldwide and long-term care facilities, skilled nursing facilities, home healthcare agencies and wound care clinics in the U.S. Additionally, our LifeCell sales representatives interact with plastic surgeons, general surgeons, ear, nose and throat surgeons, burn surgeons and trauma/acute care surgeons regarding the use and potential benefits of our reconstructive tissue products. We believe synergies will be realized through LifeCell's leveraging of our extensive list of acute customers, prescribers and caregivers and our ability to promote the use of multiple KCI products and therapies for complex wounds and defects.

Reimbursement expertise. A significant portion of our V.A.C. revenue is derived from home placements, which are reimbursed by third-party payers such as private insurance, managed care and governmental payers. We have dedicated significant time and resources to develop a core competency in third-party reimbursement, which enables us to efficiently manage our collections and accounts receivable with third-party payers. We have over 400 contracts with most of the largest private insurance payers in the U.S.

Extensive service center network. With a network of 135 U.S. and 59 international service centers, we are able to rapidly deliver our products to major hospitals in the U.S., Canada, Australia, Singapore, South Africa, and most major European countries. Our network gives us the ability to deliver our products to any major Level I domestic trauma center within hours. This extensive network is critical to securing contracts with national group purchasing organizations, or GPOs, and the network allows us to efficiently serve the homecare market directly. Our network also provides a platform for the introduction of additional products in one or more care settings.

Customers

We have a broad and diverse reach across all healthcare settings. We have key relationships with an extensive list of acute care hospitals worldwide and long-term care facilities, skilled nursing facilities, home healthcare agencies and wound care clinics in the U.S. Additionally, our LifeCell sales representatives interact with plastic surgeons, general surgeons, ear, nose and throat surgeons, burn surgeons and trauma/acute care surgeons regarding the use and potential benefits of our reconstructive tissue products. We believe synergies will be realized through LifeCell's leveraging of our extensive list of acute customers, prescribers and caregivers and our ability to promote the use of multiple KCI products and therapies for complex wounds and defects.

Through our network of 135 U.S. and 59 international service centers, we are able to rapidly deliver our products to major hospitals in the U.S., Canada, Australia, New Zealand, Singapore, South Africa and most major European countries. This extensive network is critical to securing national contracts with GPOs, and allows us to efficiently serve the homecare market directly. Our network also provides a platform for the introduction of additional products. Our International division also serves the demands of a growing global market through relationships with independent distributors in Latin America, the Middle East, Eastern Europe and Asia. Additionally, operations have been established in Japan and we are actively pursuing the regulatory approvals required to enter the Japanese market.

Our agreements with GPOs, reimbursement under Medicare Part B, and our contractual relationships with third-party private payers account for a significant portion of our revenues. We have agreements with numerous GPOs which negotiate rental and purchase terms on behalf of large groups of acute care and extended care organizations. Our largest GPO relationship is with Novation, LLC. Under our agreements with Novation, we provide products and therapies to over 1,800 acute care and extended care organizations. Rentals and sales to Novation participants in the years ended December 31, 2008, 2007 and 2006, accounted for $198.3 million, or 10.6% of total revenue, $193.6 million, or 12.0% of total revenue, and $179.2 million, or 13.1% of total revenue, respectively. Medicare, which reimburses KCI for placement of our products and therapies with Medicare participants, accounted for $170.4 million, or 9.1% of total revenue, $181.5 million, or 11.3% of total revenue, and $165.4 million, or 12.1% of total revenue for the years ended December 31, 2008, 2007 and 2006, respectively. No other individual customer or payer accounted for 10% or more of total revenues for the years ended December 31, 2008, 2007 and 2006, respectively.

Our customers typically rent our V.A.C. Therapy systems and therapeutic support systems, while they purchase our allograft and xenograft products and disposable products related to our advanced wound healing systems, such as V.A.C. dressings. We believe that some of our customers, who tend to be our larger customers, desire alternatives to rental for at least some of their business. We expect this trend may continue as V.A.C. penetration increases, and we are evaluating and developing alternative models that will meet our customers' needs now and into the future.

Employees

As of January 31, 2009, we had approximately 6,900 employees. Our corporate, finance, administrative and V.A.C. and TSS research and development functions are performed by approximately 1,000 employees who are located in San Antonio, Texas. Our U.S. operations had approximately 3,400 employees, including approximately 1,200 employees located in San Antonio who perform functions associated with customer service and sales administration. As of December 31, 2008, we employed approximately 2,000 employees internationally, including approximately 1,700 employees located in our EMEA/APAC operations, which is primarily composed of our European operations and 300 located in Canada. LifeCell, acquired in May 2008, has approximately 460 employees, of which approximately 350 are located in Branchburg, New Jersey. Approximately 90 employees in our France subsidiary are represented by a workers' council, pursuant to applicable industrial relations laws. Our employees are not otherwise represented by labor unions or workers' councils and we consider our employee relations to be good.

Corporate Organization

We are principally engaged in the rental and sale of advanced wound care systems, therapeutic support systems and regenerative tissue products throughout the U.S. and in 18 primary countries internationally. As of December 31, 2008, we had direct operations in 18 foreign countries including Germany, Austria, the United Kingdom, Canada, France, the Netherlands, Switzerland, Australia, Italy, Denmark, Sweden, Norway, Ireland, Belgium, Spain, New Zealand, Singapore and South Africa. On May 27, 2008, we completed the acquisition of all the outstanding capital stock of LifeCell, a leader in innovative regenerative medicine products sold primarily throughout the U.S. In the first quarter of 2009, we expanded the distribution of our regenerative products to the United Kingdom and Germany.

During the first quarter of 2008, we completed the realignment of our geographic reporting structure to correspond with our current management structure. For 2008, we are reporting financial results for our V.A.C. Therapy and Therapeutic Support Systems product lines consistent with this new structure, including the reclassification of prior period amounts to conform to this current reporting structure. Under our current management structure, LifeCell is excluded from the geographic reporting structure and is reported as its own operating segment. The results of LifeCell's operations have been included in our consolidated financial statements since the acquisition date.

We have three reportable operating segments: (i) North America – V.A.C. and Therapeutic Support Systems, which is comprised principally of the U.S. and includes Canada and Puerto Rico; (ii) EMEA/APAC – V.A.C. and Therapeutic Support Systems, which is comprised principally of Europe and includes the Middle East, Africa and the Asia Pacific region; and (iii) LifeCell.

With approximately 3,700 employees as of December 31, 2008, our North America division serves the acute care, extended care and homecare markets in the U.S., Canada and Puerto Rico with the full range of our products and services. In the U.S., we distribute our medical devices and therapeutic support systems to acute care hospitals and extended care organizations and also directly serve the homecare market through our service center network. Our North America division accounted for approximately 67.7%, 76.0% and 77.2% of our total revenue in the years ended December 31, 2008, 2007 and 2006, respectively.

Our EMEA/APAC division distributes our medical devices and therapeutic support systems through a network of 45 service centers and has key relationships with an extensive list of acute care hospitals. Our international corporate office is located in Amsterdam, the Netherlands. During 2008, our international manufacturing and engineering operations were based in the United Kingdom, Ireland and Belgium. We also have research and development personnel in Japan who oversee our clinical studies and developments in that country. In addition, our international division serves the demands of a growing global market through relationships with approximately 40 independent distributors in Latin America, the Middle East, Eastern Europe and Asia. The EMEA/APAC division consists of approximately 1,700 employees who are responsible for all sales, service and administrative functions within the various countries we serve. Our EMEA/APAC division accounted for approximately 24.0%, 24.0% and 22.8% of our total revenue in the years ended December 31, 2008, 2007 and 2006, respectively.

Our LifeCell division develops, processes and markets biological soft tissue repair products made from human and animal tissue. LifeCell currently markets AlloDerm in the U.S. for plastic reconstructive, general surgical and burn applications through our direct sales and marketing organization. During the first quarter of 2008, LifeCell also commenced marketing Strattice through its direct sales and marketing organization. As of December 31, 2008, our LifeCell division had a sales, marketing and customer service staff of approximately 130 employees, including approximately 100 in our domestic sales organization. LifeCell accounted for approximately 8.3% of our total revenue for the year ended December 31, 2008.

Sales and Marketing Organization

Total selling, marketing and advertising expenses in each of the periods below were as follows (dollars in thousands):

	Year ended December 31,		
	2008	**2007**	**2006**
Selling	$ 322,498	$ 273,127	$ 237,440
Percentage of total revenue	17.2%	17.0%	17.3%
Marketing	$ 67,973	$ 57,297	$ 58,938
Percentage of total revenue	3.6%	3.6%	4.3%
Advertising	$ 9,646	$ 8,090	$ 7,406
Percentage of total revenue	0.5%	0.5%	0.5%

V.A.C. and TSS Operations

Our worldwide sales organization consists of approximately 2,000 individuals and is organized by care setting. Since physicians and nurses are critical to the adoption and use of advanced medical systems, a major element of the sales force's responsibility is to educate and train these medical practitioners in the application of our products, including the specific knowledge necessary for optimal clinical outcomes and reducing the cost of patient care. We have approximately 630 clinical consultants, all of whom are healthcare professionals, whose principal responsibilities are to make product rounds, consult on complex cases and assist organizations and home health agencies in developing their patient-care protocols. Our clinicians educate the hospital, long-term care organization or home health agency staff on the use of our products. In addition, we employ approximately 160 specialists who consult with our customers regarding the often demanding and complex paperwork required by Medicare and private insurance companies. In fulfilling the paperwork requirements, these specialists enhance the overall productivity of our sales force.

Our U.S. sales organization includes approximately 1,200 employees. Effective February 2008, our U.S. sales organization was realigned to provide for a dedicated sales force for our therapeutic support systems separate from our V.A.C. Therapy products. Our international sales organization includes approximately 700 employees in 18 foreign countries. In each foreign market where we have a presence, we sell our products through our direct sales force or through local distributors with local expertise.

LifeCell Operations

LifeCell currently markets AlloDerm in the U.S. for plastic reconstructive, general surgical and burn applications through its direct sales and marketing organization. During the first quarter of 2008, LifeCell also commenced marketing Strattice through its direct sales and marketing organization. As of December 31, 2008, LifeCell had a sales, marketing and customer service staff of approximately 130 employees, including 100 in the U.S. sales organization. LifeCell sales representatives are responsible for interacting with plastic surgeons; general surgeons; ear, nose and throat surgeons; and burn surgeons to educate them regarding the use and potential benefits of LifeCell's reconstructive tissue products. LifeCell also participates in numerous national fellowship programs, national and international conferences and trade shows, and sponsor medical education symposia.

BioHorizons Implant Systems, Inc., is an exclusive distributor in the U.S. and certain international markets of AlloDerm for use in periodontal applications. Wright Medical Group is an exclusive distributor in the U.S. and certain international markets for GraftJacket. Stryker Corporation is an exclusive distributor in the U.S. for AlloCraft DBM. Boston Scientific Corporation is an exclusive worldwide sales and marketing agent for Repliform for use in urogynecology. Tornier is an exclusive distributor for Conexa in the U.S. and certain international markets.

Service Organization

Our U.S. operations have a national 24-hour, seven day-a-week customer service communications system, which allows us to quickly and efficiently respond to our customers' needs. Additionally, our U.S. operations have approximately 1,200 employees located in San Antonio who perform functions associated with customer service and sales administration. In 2005, we launched KCI Express, our secure and encrypted website allowing customers in acute care, extended care and homecare to transact business with KCI directly on the web. Our website, *www.kciexpress.com*, provides KCI's customers self-service applications designed to meet the specific needs in their care setting. Our North America division distributes our medical devices and therapeutic support systems through a network of 135 service centers. Our U.S. division's network gives us the ability to deliver our products to any major Level I domestic trauma center within hours. Our international operations distribute our medical devices and therapeutic support systems through a network of 59 service centers. These international service centers are strategically located within the regions and countries where we market our products and provide services similar to those provided in the U.S. market, but vary by country to ensure we meet the unique needs of our international customers.

In addition to delivery, pick-up and technical support services, our service organization cleans, disinfects and reconditions products between rentals. To ensure availability when products are needed, the service organization manages our rental fleet of approximately 170,000 units, deploying units to meet individual service center demand patterns while maintaining high levels of rental asset utilization. Services are provided by approximately 1,000 employees in the U.S. and 600 employees internationally.

Research and Development

In 2008, we continued our successful track record of pioneering advanced wound care, regenerative medicine and therapeutic support system technologies through new product introductions and significant enhancements to existing products. Our development and commercialization of V.A.C. Therapy systems, including proprietary disposable dressings, has established KCI as a leader in advanced wound care. With the recent acquisition of LifeCell, we now offer a portfolio of regenerative medicine products that are used in a variety of surgical procedures including: breast reconstruction, abdominal wall reconstruction, orthopedic repair, and burn management. From LifeCell, we also gained valuable biological matrix knowledge and technologies to complement our product development efforts. Our therapeutic support systems technology originated with the introduction of the RotoRest bed over 30 years ago. Since that time, we have continued to develop and commercialize a broad spectrum of therapeutic support systems which have significantly enhanced patient care. Additionally, we continue to strengthen our medical capabilities and commitments to clinical research that continues to demonstrate the benefits of our technologies. Our research and development activities are managed by approximately 240 employees worldwide.

One of our primary focuses for innovation is to gain greater insights into areas of high clinical needs, where we can bring new product solutions with novel technologies to help clinicians address these problems. We aim to expand our product offerings beyond wound care, to areas that address significant unmet needs of our customers and their patients. In addition, we strive to improve the value proposition of our products by increasing their clinical and economic benefits and by improving their ease of use. Significant investments in our 2008 research and development included:

- new, advanced wound healing systems and dressings tailored to the needs of different wound types and care settings;
- new technologies in wound healing and tissue repair;
- new applications of negative pressure technology for other therapeutic modalities;
- initiation, execution or support of a number of clinical trials, registries, development studies, and investigator initiated trials;
- development of new surgical applications for Strattice;
- development of programs designed to expand our product line in the rapidly growing biosurgery market.

Expenditures for research and development, including clinical trials, in each of the periods below, were as follows (dollars in thousands):

	Year ended December 31,		
	2008	**2007**	**2006**
Research and development spending	$ 75,839	$ 50,532	$ 36,694
Percentage of total revenue	4.0%	3.1%	2.7%

Our regenerative medicine research activities are funded by current operations, as well as research grants obtained through external organizations, including the National Institutes of Health and the Department of Defense. Research grant revenues of $291,000 were recognized in 2008, subsequent to the LifeCell acquisition.

Patents, Trademarks and Licenses

To protect our proprietary rights in our products, new developments, improvements and inventions, we rely on a combination of patents, copyrights, trademarks, trade secrets and other laws, and contractual restrictions on disclosure, copying and transfer of title, including confidentiality agreements with vendors, strategic partners, co-developers, employees, consultants and other third parties. We seek patent protection in the U.S. and abroad. We have approximately 175 issued U.S. patents relating to our existing and prospective lines of therapeutic medical devices. We also have approximately 200 pending U.S. patent applications. Many of our specialized beds, medical devices and services are offered under proprietary trademarks and service marks. We have approximately 85 trademarks and service marks registered with the U.S. Patent and Trademark Office. We also have agreements with third parties that provide for the licensing of patented and proprietary technology.

We have patents relating to our current V.A.C. Therapy products, in the form of owned and licensed patents, including approximately 60 issued U.S. patents (including 17 design patents) and approximately 145 U.S. patent applications pending. Our worldwide patent portfolio (including owned and licensed patent assets) relating to current and prospective technologies in the field of V.A.C. Therapy includes more than 700 issued patents and approximately 660 pending patent applications, including protection in Europe, Canada, Australia, Japan and the U.S. Most of the V.A.C. patents in our patent portfolio have a term of 20 years from their date of priority. The V.A.C. Therapy utility patents, which relate to our basic V.A.C. Therapy, extend through late 2012 in certain international markets and through the middle of 2014 in the U.S. We also have multiple longer-term patent filings directed to cover unique central systems, dressings and other improvements of the V.A.C. Therapy system.

On October 6, 1993, we entered into a license agreement with Wake Forest University on which we rely in connection with our V.A.C. Therapy business. Under this agreement, Wake Forest University has licensed to us on a worldwide, exclusive basis, the right to use, lease, sell and sublicense its rights to certain patents that are integral to the technology that we incorporate in our V.A.C. Therapy products. The term of the agreement continues for as long as the underlying patents are in effect, subject to Wake Forest University's right to terminate earlier if we fail to make required royalty payments or are otherwise in material breach or default of the agreement.

There are certain primary patents and patent applications that we rely upon to protect our regenerative medicine technology. Three issued U.S. patents cover methods of producing our tissue-based products and products made by some of these methods. Seven additional U.S. patents and thirteen pending U.S. patent applications supplement these patents and cover methods and apparatus for using, preparing, preserving and freeze-drying tissue-based products. Additionally, we license rights to additional technologies, some of which are protected by patents owned by others. We also have applied for patent protection in several foreign countries. Because of the differences in patent laws and laws concerning proprietary rights, the extent of protection provided by U.S. patents or proprietary rights owned by or licensed to us may differ from that of their foreign counterparts.

We have federal trademark or service mark registrations that we currently use for LifeCell, which concern processing and preserving tissue samples; for AlloDerm, which concerns our human allograft tissue matrix products; for Strattice, our xenograft tissue matrix product; and for Repliform, the version of AlloDerm for urology and gynecology. GraftJacket is a registered trademark of Wright Medical Group. AlloCraftDBM is a registered trademark of Stryker Corporation.

We are subject to legal proceedings involving our patents that are significant to our business. These proceedings are discussed subsequently in "Item 3: Legal Proceedings."

Manufacturing

Our manufacturing processes for V.A.C. Therapy systems and therapeutic support systems, including mattress replacement systems and overlays, involve producing final assemblies in accordance with a master production plan. Assembly of our products is accomplished using (1) metal parts that are fabricated, machined, and finished internally, (2) fabric that is cut and sewn internally and externally, and (3) plastics, electronics and other component parts that are purchased from outside suppliers. Component parts and materials are obtained from industrial distributors, original equipment manufacturers and contract manufacturers. The majority of parts and materials are readily available in the open market (steel, aluminum, plastics, fabric, etc.) for which price volatility is low. The manufacturing process and quality system are in compliance with the International Organization for Standardization, or ISO, specifically ISO 13485:2003, and the U.S. Food and Drug Administration's Quality System Regulation, 21 CFR 820.

Effective November 2007, we entered into a supply agreement with Avail Medical Products, Inc., a subsidiary of Flextronics International Ltd., which was subsequently amended as of July 31, 2008. The agreement has a term of five years through November 2012 and is renewable annually for an additional twelve-month period in November of each year, unless either party gives notice to the contrary three-months or more prior to the expiration of the then-current term. Under this agreement, we have title to the raw materials used to manufacture our disposable supplies and retain title of all disposables inventory throughout the manufacturing process. The terms of the supply agreement provide that key indicators be provided to us that would alert us to Avail's inability to perform under the agreement. We currently maintain an inventory of disposables sufficient to support our business for approximately seven weeks in the U.S. and nine weeks in Europe. Our manufacturing plant in Ireland currently manufactures our V.A.C. Therapy units for our global markets which had previously been manufactured in our San Antonio, Texas and United Kingdom plants. Additionally, beginning in 2009, the Ireland plant will start manufacturing certain disposable supplies which are currently supplied by Avail Medical. Approximately 24.0% and 24.1% of our total revenue for the years ended December 31, 2008 and 2007, respectively, was generated from the sale of these disposable supplies. In the event that we are unable to replace a shortfall in supply, our revenue could be negatively impacted in the short term.

We conduct our regenerative medicine manufacturing operations, including tissue processing, warehousing and distribution at a single location in Branchburg, New Jersey. We maintain a comprehensive quality assurance and quality control program, which includes documentation of all material specifications, operating procedures, equipment maintenance, and quality control test methods intended to comply with appropriate FDA and ISO requirements. During 2008, our regenerative medicine operations operated with 85-90% cumulative utilization of plant and equipment. We are currently validating a new manufacturing suite in our existing facility that will be operational by the end of the first quarter of 2009. With the addition of this new manufacturing facility, we believe that we will have sufficient manufacturing capacity for anticipated growth in the near term.

In October 2008, LifeCell received a warning letter from the FDA identifying certain non-compliance with Good Manufacturing Practice ("GMP") in the manufacture of our Strattice/LTM product. This warning letter arose from a recent FDA inspection of our manufacturing facility that led to the issuance of a Form 483, in which the FDA identified certain observed non-compliance with GMP in the manufacture of Strattice/LTM and non-compliance with Good Tissue Practice ("GTP"), in the processing of AlloDerm. LifeCell provided a written response to the Form 483 describing proposed corrective actions to address the observations, which was followed by the warning letter from the FDA. The warning letter indicated that LifeCell's proposed corrective actions in the 483 response did not adequately resolve all of the issues identified by the FDA related to Strattice/LTM, and states that failure to comply may result in regulatory action such as seizure, injunction, and/or civil money penalties without further notice. The warning letter requested explanation of how we plan to prevent GMP violations from occurring in the future, and that we supply documentation of corrective actions taken.

LifeCell provided the FDA with a written response to the warning letter in November 2008 detailing corrective actions taken, and proposing additional corrective actions. Since that time, LifeCell has provided periodic updates to the FDA on our implementation of the corrective action plan. We are currently in dialogue with the FDA regarding the corrective actions. While we believe that this matter can be resolved in the course of discussions with the FDA, we cannot give assurance that the FDA will not take regulatory action or that the warning letter will not have a material impact on our business. While the warning letter did not cite any of the GTP observations relating to AlloDerm, we have not received notice that the FDA's observations with regards to AlloDerm have been resolved.

Working Capital Management

We maintain inventory parts, supplies and V.A.C. disposables to support customer needs in our service centers, manufacturing facilities and supplier distribution warehouses. We also maintain inventory for conversion to our surface and V.A.C. rental fleet in our manufacturing facilities. Our V.A.C. rental equipment cannot be used without the disposables that support the V.A.C. Therapy systems. As such, we generally ship disposable inventory directly from our supplier to the customer.

Our payment terms with acute care and extended care organizations are consistent with industry standards and generally provide for payment within 30 days of invoice. Our payment terms with third-party payers, including Medicare and private insurance, are consistent with industry standards and are regulated by contract and state statute and generally vary from 30 to 45 days. A portion of our receivables relate to unbilled revenues arising in the normal course of business. A portion of our revenues remain unbilled for a period of time due to monthly billing cycles requested by our acute care or extended care organization customers or due to our internal paperwork processing and compliance procedures regarding billing third-party payers.

Competition

We believe that the principal competitive factors within our markets are clinical efficacy, clinical outcomes, cost of care and service. Furthermore, we believe that a national presence with full distribution capabilities is important to serve large, national and regional healthcare GPOs. We have contracts with most major hospital GPOs and most major extended care GPOs for V.A.C. Therapy systems. The medical device industry is highly competitive and is characterized by rapid product development and technological change. In order to remain competitive with other companies in our industry, we must continue to develop new cost-effective products and technologies that result in superior clinical outcomes.

Historically, our V.A.C. Therapy systems have competed primarily with traditional wound care dressings, other advanced wound care dressings (hydrogels, hydrocolloids, alginates), skin substitutes, products containing growth factors and other medical devices used for wound care. Many of these methods can be used to compete with V.A.C. Therapy or as adjunctive therapies which may complement V.A.C. Therapy. For example, caregivers may use one of our V.A.C. Therapy systems in order to reduce the wound size and create a healthy wound bed, and then use a skin substitute to manage the wound to final closure.

We believe our V.A.C. Therapy system is well-positioned to compete effectively in advanced wound care, based on the clinical efficacy and superior outcomes of V.A.C. Therapy, as supported by the large body of evidence we have collected, our breadth and scope of customer relationships and our extensive sales and service infrastructure. As a result of the success of our V.A.C. Therapy systems, a number of companies have announced or introduced products similar to or designed to mimic our V.A.C. Therapy systems and others may do so in the future. If competitors are able to successfully develop technologies that do not infringe our intellectual property rights and obtain FDA clearance and reimbursement, we could face increasing competition in the advanced wound care business. Over time, as our patents in the V.A.C. field begin to expire, we expect increased competition with products adopting the basic V.A.C. technologies.

Our advanced wound care business primarily competes with Smith & Nephew, Huntleigh Healthcare/Gettinge, Talley and RecoverCare/Sten+Barr, in addition to several smaller companies that have introduced medical devices designed to compete with our V.A.C. Therapy systems. In addition to direct competition from companies in the advanced wound care market, healthcare organizations may from time to time attempt to assemble NPWT devices from standard hospital supplies. While we believe that many possible NPWT device configurations by competitors or healthcare organizations would infringe our intellectual property rights, we may be unable to enforce our rights against the sale or use of such potentially competing products, which could harm our ability to compete and could adversely affect our business.

With respect to therapeutic support systems for treatment of pulmonary complications in the ICU, wound treatment and prevention, our primary competitors are Hill-Rom Company, Huntleigh Healthcare and Stryker Corporation. In the bariatric market, our primary competitors are Hill-Rom Company, Sizewise Rentals, Stryker Corporation and Huntleigh Healthcare. We also compete on a regional, local and market segment level with a number of other companies.

Our regenerative medicine products compete with autologous tissue and various commercially available products made from synthetic materials or biologic materials of human or animal tissue origin. Our tissue matrix products compete with synthetic surgical mesh products marketed by such large medical device companies as Johnson & Johnson; C.R. Bard; W.L. Gore & Associates; and Integra Life Sciences Holdings Corporation. They also compete with animal-derived products marketed by companies such as C.R. Bard; Cook, Inc.; and Tissue Science Laboratories, plc. Two tissue processors, Musculoskeletal Transplant Foundation ("MTF") and RTI BioLogics, distribute human tissue-based products that compete with our products. MTF distributes its products through a direct sales force and through Synthes, Inc. and Johnson & Johnson. RTI BioLogics distributes its products through C.R. Bard and Mentor Corporation. Our AlloCraftDBM product competes with other similar bone repair products produced by companies such as RTI BioLogics.; Osteotech, Inc.; AlloSource; Wright Medical Group; Isotis Orthobiologics; and MTF.

Reimbursement

We have extensive contractual relationships and reimbursement coverage for our products in the U.S. We have contracts with nearly all major acute care hospital organizations and most major extended care organizations. As of December 31, 2008, we have V.A.C. contracts with private and governmental payer organizations covering over 200 million member lives in the U.S., which represents more than 10 times the number of member lives we had under contract as of mid-2000. Our products are rented and sold principally to hospitals, extended care organizations and directly to patients in the home who receive payment coverage for the products and services they utilize from various public and private third-party payers, including government-funded programs, such as the Medicare and Medicaid programs in the U.S. and other publicly-funded health plans in foreign jurisdictions. As a result, the demand and payment for our products are dependent, in part, on the reimbursement policies of these payers. The manner in which reimbursement is sought and obtained for any of our products varies based upon the type of payer involved and the setting to which the product is furnished and in which it is utilized by patients. Generally, acute and extended care organizations pay us directly for our products and services; however, in the homecare market, we provide our products and services directly to patients and bill third-party payers. We believe that government and private insurance efforts to contain or reduce healthcare costs are likely to continue. These trends may lead third-party payers to deny or limit coverage and reimbursement for our products, which could negatively impact the pricing and profitability of, or demand for, our products.

The following table sets forth, for the periods indicated, the percentage of revenue derived from different types of payers:

	2008	2007	2006
Acute and extended care organizations	70.3%	67.4%	67.9%
Third-party payers	29.7%	32.6%	32.1%

Hospital Setting

Acute care hospitals in the U.S. and in most of the countries where we conduct business are generally reimbursed for the treatment of patients by governmental healthcare programs or private insurance. In the U.S., Medicare reimburses acute care hospitals for inpatient operating costs based upon prospectively determined rates. Under the inpatient prospective payment system, or IPPS, acute care hospitals receive a predetermined payment rate for each hospital discharge. The fixed payment amount is based upon each patient's Medicare Severity Diagnosis Related Group, or MSDRG. Every MSDRG is assigned a payment rate based upon the estimated intensity of hospital resources necessary to treat the average patient with that particular diagnosis. The MSDRG payment rates are based upon historic national average costs and do not consider the actual costs incurred by a hospital in providing care to an individual patient. Certain additional or "outlier" payments may be made to a hospital for cases involving unusually high costs or lengths of stay. Accordingly, U.S. acute care hospitals generally do not receive direct Medicare reimbursement under the IPPS for the distinct costs incurred in purchasing or renting our products. Rather, reimbursement for these costs must come from within the MSDRG payments made to hospitals for the treatment of Medicare-eligible inpatients who utilize the products. U.S. long-term care and rehabilitation organizations are now also paid under a prospective payment system, or PPS, rate that does not directly account for all actual services rendered. Because PPS payments are based on predetermined rates, and may be less than a facility's actual costs in furnishing care, organizations have incentives to lower their inpatient operating costs by utilizing equipment and supplies, such as our products, that will reduce the length of inpatient stays, reduce avoidable procedures, decrease labor or otherwise lower their costs. Such facilities are also incentivized to pay as little as possible to procure such beneficial equipment and supplies. In the hospital setting, we generally contract directly with healthcare facilities, or group purchasing organizations representing such facilities, for the rental or sale of our products at rates which are negotiated independently of the reimbursement amounts the facilities receive for the treatment of patients using our products.

From time to time, U.S. and foreign governmental payers make changes to the way they reimburse hospitals and other facilities for the treatment of patients. The change in fiscal year 2008 to restructure the inpatient MSDRGs to account more fully for the severity of patient illness reclassified the 538 Diagnosis Related Groups, or DRGs, into 745 new severity-adjusted MSDRGs. As a result, payments are expected to increase for hospitals serving more severely ill patients and decrease for those serving patients who are less severely ill. These changes will be phased in over two years. These changes or others that may be adopted in the U.S. or internationally could ease or increase pressure on prices paid by acute care hospitals to KCI depending on hospital case mix and alter the demand for our products based on hospital case mix.

Skilled Nursing Facility Setting

We provide products to patients in skilled nursing facilities and long term care centers in the U.S. and in most of the countries where we conduct business. In this care setting, KCI generally receives payment either directly from the facility pursuant to a negotiated agreement, from a patient's private insurance carrier, or directly from the patient. In many cases, these facilities are reimbursed directly by governmental healthcare programs or private insurance similar to acute care facilities, as described above. In the U.S., Medicare reimbursement for skilled nursing facilities is conducted under a prospective payment system, where Medicare patients are assigned categories upon admission based upon the medical services and functional support the patient is expected to require. The facility then receives a prospectively determined daily payment based upon the category assigned to each Medicare patient. These payments are intended generally to cover all inpatient services for Medicare patients, including routine nursing care, capital-related costs associated with the inpatient stay and ancillary services. Many U.S. state Medicaid programs reimburse skilled nursing facilities in a similar manner, while some Medicaid programs may provide additional reimbursement to facilities based on the actual care provided to patients. Because many skilled nursing facilities and other long term care centers receive fixed reimbursement amounts based on assigned patient categories, rather than the actual cost of care, these facilities face increasing cost pressures due to rising healthcare costs.

Home Setting

In the home care setting, we generally provide products directly to patients and receive direct reimbursement from governmental healthcare programs, private insurance, or the patient. The demand for our products in the home is highly dependent upon the coverage and reimbursement determinations of governmental and private insurance payers. In the U.S., we provide products to Medicare beneficiaries under the Part B program, which reimburses beneficiaries, or suppliers accepting an assignment of the beneficiary's Part B benefit, for the purchase or rental of Durable Medical Equipment ("DME") for use in the beneficiary's home or a home for the aged. As long as we continue to provide our products to Medicare beneficiaries for use in the homecare setting and the Medicare Part B coverage criteria are met, our homecare products are reimbursed under the Medicare DME benefit. Pursuant to the fee schedule payment methodology for this category, Medicare pays a monthly rental fee equal to 80% of the established allowable charge for the item. The patient (or his or her supplemental insurer) is responsible for the remaining 20%. In contrast to the hospital and skilled nursing facility settings where we bill and collect from the inpatient facilities, KCI generally bills the Medicare program and other insurers directly, on an assignment basis, for the covered homecare items we furnish. This direct billing, including billing to federal healthcare programs, raises additional potential liabilities. See "*Government Regulation – Fraud and Abuse Laws.*"

In the U.S., our V.A.C. Therapy Systems are subject to Medicare Part B reimbursement in the home. Many U.S. insurers have adopted coverage criteria similar to Medicare standards. We have received governmental home care reimbursement in a number of countries outside the U.S. where we conduct business and we are actively seeking reimbursement and coverage in other countries. Receiving and increasing reimbursement levels for our products is essential to maintain demand for our products. Any adverse determinations or reductions in governmental reimbursement for our products in the U.S. or internationally could negatively affect the demand for our products.

In addition, governmental programs frequently adopt new reimbursement rules and practices that may affect our business. In 2003, the Centers for Medicare and Medicaid Services ("CMS") issued a final rule implementing an "inherent reasonableness" authority, which allows CMS and its administrative contractors to adjust reimbursement amounts for durable medical equipment covered under Medicare Part B by up to 15% per year when the existing fee schedule payment amount for an item or service is determined to be grossly excessive or grossly deficient. The regulation lists factors that may be used by CMS and the administrative contractors to determine whether an existing reimbursement rate is grossly excessive or grossly deficient and to determine what is a realistic and equitable payment amount. CMS may make a larger adjustment each year if they undertake prescribed procedures for determining the appropriate payment amount for a particular service. Using this authority, CMS and the administrative contractors could reduce KCI's reimbursement levels for its home care products covered by Medicare Part B.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, provides for revisions to the manner in which payment amounts are to be calculated over the next five years (and thereafter). The MMA contains revisions to payment methodologies and other standards for items of DME. These revisions could have a direct impact on our business. In the MMA, Congress directed CMS to establish a competitive bidding program to pay for certain items of durable medical equipment, prosthetics, orthotics and supply, or DMEPOS, beginning in 2007.

CMS formally launched the DMEPOS competitive bidding program through publication of a final rule in April 2007, under which suppliers were required to bid and meet certain program standards in order to supply selected DMEPOS items to Medicare beneficiaries in certain designated geographic areas. In 2008, CMS operated competitive bidding areas, or CBAs, for NPWT within 8 large metropolitan areas before Congress enacted the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA") on July 15, 2008. Several key provisions of MIPPA include the exemption of NPWT from the first round of competitive bidding, termination of all durable medical equipment supplier contracts previously awarded by CMS in the first round of competitive bidding, delay of the implementation of the first round of competitive bidding until at least January 2010 and of the second round of competitive bidding until at least January 2011. The law also defers competitive bidding for NPWT until at least January 2011 and imposes a 9.5% price reduction for all U.S. Medicare placements of equipment as of January 2009. The 9.5% reduction in reimbursement will result in lower Medicare reimbursement levels for our products in 2009 and beyond. We estimate the V.A.C. rentals and sales to Medicare beneficiaries subject to the Medicare reimbursement reduction will negatively impact our 2009 revenue by approximately 1.0%, compared to pre-2009 reimbursement levels.

Additionally, MIPPA directed CMS to evaluate the NPWT codes for the consideration of coding changes after the evaluation of all relevant studies and information. On December 30, 2008, KCI received notice that CMS had contracted with the Agency for Healthcare Research and Quality ("AHRQ") and their subcontractor, the ECRI Institute, and have begun the NPWT Technology Assessment as directed by Congress in the MIPPA. After AHRQ releases their NPWT Technology Assessment, CMS will make preliminary coding recommendations for this category in April, with a final coding decision released in the fourth quarter of 2009. Any changes in coding to this category will be effective January 1, 2010. U.S. Medicare Part B revenue was approximately 17.0% of our total U.S. V.A.C. Therapy revenue, or 9.1% of KCI's total revenue for the year ended December 31, 2008. The future impact for KCI will vary based on whether CMS differentiates the NPWT codes based on the published clinical and scientific evidence or maintains current coding. KCI feels well positioned for the NPWT Technology Assessment and coding review given our substantial body of clinical and scientific evidence, including 16 Randomized Clinical Trials and over 470 peer reviewed studies; numerous published clinical guidelines; and outstanding support of the clinical community.

International (OUS) Coverage and Reimbursement

In order for KCI to meet its business objectives, it is important that with regard to our products the company achieve increasing market penetration in countries outside the U.S., or OUS. In most OUS markets, KCI's V.A.C. Therapy System is covered and reimbursed in the inpatient hospital setting and to some extent, depending on the country, in post acute or community based care settings. However, in certain countries important to KCI's growth, such as Germany, United Kingdom, France and Spain, post acute care coverage and reimbursement are largely provided on a case by case basis and multiple efforts are underway with certain countries to secure consistent coverage and reimbursement policies in community based (outpatient) care settings. In targeted countries, KCI is utilizing accepted "coverage with evidence" mechanisms in close cooperation with local esteemed clinicians and clinical centers, government health ministry officials, and in some cases, private payers to obtain the necessary evidence to support adequate coverage and reimbursement. Strattice, KCI's newest tissue regeneration product from LifeCell has achieved regulatory clearance in European Union countries, which enables KCI to pursue the evidence requirements for coverage and reimbursement. It can be expected that this process is more complex and by definition lengthier due to the biotech category in which they reside.

In the Asia/Pacific Region ("APAC"), major coverage and reimbursement efforts for our V.A.C. Therapy Systems are underway. In Japan, we are currently seeking reimbursement to facilitate commercialization of our V.A.C. Therapy System in the acute care setting. Related to our reimbursement efforts in Japan, we have reported successful results from our V.A.C. clinical trials. We have submitted the required dossiers for regulatory approval and are currently in the process of responding to questions from the Pharmaceutical and Medical Devices Agency, which serves as the regulatory authority in Japan. In Australia, where acute care reimbursement for the V.A.C. Therapy System has been approved for many years, the company is seeking reimbursement approval for V.A.C. in the post acute or community based settings. In this regard, negotiations are underway with the Australian health ministry, as well as that country's largest private payers. Other APAC countries that are important to KCI's growth are China, India, South Korea, Taiwan and Singapore, but these for the present are secondary targets with regard to the allocation of KCI health economic and reimbursement resources.

Overall, the prospects of KCI achieving its world-wide coverage and reimbursement goals for its products in both acute and post acute settings are dependent upon the controls applied by governments and private payers with regard to rising healthcare costs balanced by the significant and growing evidence that KCI wound healing products have demonstrated the ability to prepare wounds for closure while reducing the costs associated with them. KCI believes that its plans to achieve positive coverage and reimbursement decisions for its products in OUS countries are sound, based on a growing need for clinical and economic evidence of their necessity and that the company is prioritizing these country by country efforts appropriately.

LifeCell Regenerative Tissue Matrices

LifeCell regenerative tissue matrices, AlloDerm and Strattice, are used primarily by plastic and reconstruction surgeons and general surgeons treating patients with complex abdominal wall/hernia repair and breast reconstruction postmastectomy. Hospitals are the primary purchasers of the matrices, and these surgical procedures are handled primarily in the hospital inpatient care setting with reimbursement associated with the appropriate MSDRG. Surgeons are reimbursed based on the appropriate Current Procedural Terminology reflecting the services provided. The majority of patients treated with AlloDerm or Strattice are non-Medicare patients.

LifeCell is paid directly by hospitals, who seek reimbursement for surgical procedures from both private and public insurers. As of 2007, the majority of private and public insurers did not provide coverage or payment for the use of AlloDerm in connection with a surgical procedure, and AlloDerm was considered to be experimental, investigational and not medically necessary. Often, this would result in hospitals and doctors not being reimbursed for procedures using AlloDerm. LifeCell made significant efforts in 2008 to inform and educate private insurers about AlloDerm and the value it brings to the patient in terms of improved clinical outcomes. By the end of 2008, several major national and regional insurers have revised their policies to provide coverage for the use AlloDerm in connection with surgical procedures, which is now available to more than 90 million lives in the U.S.

At the end of 2008, CMS changed the Healthcare Common Procedure Coding System ("HCPCS") coding for all tissue/skin substitute biologicals from J codes to Q codes. During the transition change to Q codes, effective January 1, 2009, the agency inadvertently did not assign a distinct Q code for AlloDerm. LifeCell Corporation is currently working with the agency to correct this discrepancy. HCPCS codes are important to facilities for appropriate payment for AlloDerm when procedures are able to be conducted in a Hospital Outpatient setting or in an Ambulatory Surgery Center. A favorable resolution is anticipated by the third quarter of 2009.

With the launch of Strattice in the first quarter of 2008, efforts to secure insurance coverage will be initiated with the support of published clinical data. Initial private insurance coverage has been favorable. On December 23, 2008, LifeCell submitted to CMS a HCPCS Coding Modification Recommendation requesting an appropriate HCPCS code for Strattice. This submission will be reviewed by the agency. A preliminary decision is expected in the first quarter of 2009, with the opportunity to comment on the preliminary decision in late spring or early summer 2009, with a final determination made in late October or early November 2009. A successful determination will provide Strattice a new HCPCS code effective January 1, 2010.

Human Tissue Procurement

In 2008, we obtained all of our donated human cadaveric tissue from tissue banks and organ procurement organizations in the U.S. These tissue banks and organ procurement organizations are subject to Federal and state regulations. In addition, we require supplying tissue banks and organ procurement organizations to comply with voluntary procedural guidelines outlined by the American Association of Tissue Banks ("AATB"). The AATB is recognized for the development of industry standards and its program of inspection and accreditation. The AATB provides a standards-setting function and has procedures for accreditation similar to the ISO standards. We are accredited by the AATB.

We believe that we have established adequate sources of donated human tissue to satisfy the expected demand for our allograft tissue based products in the foreseeable future. To date, we have not experienced any material difficulty in procuring adequate donated cadaveric tissue.

Market Outlook

Reimbursement of Healthcare Costs and Healthcare Reform

The demand for our products is highly dependent on the policies of third-party payers such as Medicare, Medicaid, private insurance and managed care organizations that reimburse us for the sale and rental of our products. If coverage or payment policies of these third-party payers are revised in light of increased efforts to control healthcare spending or otherwise, the amount we may be reimbursed or the demand for our products may decrease.

The importance of payer coverage policies has been demonstrated by our experience with our V.A.C. technology in the homecare setting. On October 1, 2000, a Medicare Part B policy was approved, which provided for reimbursement codes, an associated coverage policy and allowable rates for the V.A.C. Therapy systems and V.A.C. disposable products in the homecare setting. The policy facilitated claims processing, permitted electronic claims submissions and created a more uniform claims review process. Because many payers look to Medicare for guidance in coverage, a specific Medicare policy is often relied upon by other payers. In contrast with this U.S.-based experience, coverage in several European countries has been limited to case-by-case approvals until the appropriate approvals have been granted by the government-sponsored approval body. Switzerland approved homecare reimbursement in 2004, which has opened the market for broad use in the home. In February 2008, the German Ministry of Health approved a clinical study, including paid placements, which will allow selected patients to receive V.A.C. Therapy in the home. During the study period, KCI will receive reimbursement from German health insurance funds for patients participating in this study. In other countries, such as Austria and the Netherlands, coverage by insurance companies is widespread, even without formal government approval.

A significant portion of our wound healing systems revenue is derived from home placements, which are reimbursed by both governmental and non-governmental third-party payers. The reimbursement process for homecare placements requires extensive documentation, which has slowed the cash receipts cycle relative to the rest of our business.

In the U.S., healthcare reform legislation will most likely remain focused on reducing the cost of healthcare. We believe that efforts by private payers to contain costs through managed care and other methods will continue in the future as efforts to reform the healthcare system continue. Current methods to contain healthcare costs include the MMA revisions that cease increases to DME fee schedule reimbursement through 2008 and the forthcoming Medicare DMEPOS competitive bidding program, each of which could impact reimbursement of our homecare products.

From time to time, CMS publishes reimbursement policies and rates that may unfavorably affect the reimbursement and market for our products. In the past, our V.A.C. Therapy systems and disposables were the only devices assigned to the CMS reimbursement codes for NPWT. Beginning in 2005, CMS assigned the same NPWT reimbursement codes to other devices marketed to compete with V.A.C. Therapy systems. Also, CMS may reduce reimbursement rates on NPWT or its various components, which would reduce revenue. As a result of recent CMS decisions, there has been an increase in the development of products designed to compete with V.A.C. Therapy systems and inquiries from other third-party payers regarding reimbursement levels. Both increased competition and/or reduced reimbursement could materially and adversely affect our operating results.

The assignment of CMS reimbursement codes to competing products also increases the likelihood of the NPWT product category being included in future rounds of the DMEPOS Medicare competitive bidding program, which could negatively impact KCI's revenue from products that are reimbursed by Medicare in the homecare setting. Although NPWT's participation in the competitive bidding program has been delayed, we anticipate that NPWT will be included in the competitive bidding process beginning in January 2011.

The reimbursement of our products is also subject to review by government contractors that administer payments under federal healthcare programs, including Durable Medical Equipment Medicare Administrative Contractors, or DMACs, and Program Safeguard Contractors, or PSCs. The DMACs have the authority to make local or regional determinations and policies for coverage and payment of DME used in the home. The local coverage determinations published by the DMACs define coverage criteria, payment rules and documentation that will be applied to DMEPOS claims processed by the DMACs. Adverse interpretation or application of DMAC coverage policies, adverse administrative coverage determinations or changes in coverage policies can lead to denials of our claims for payment and/or requests to recoup alleged overpayments made to us for our products. Such adverse determinations and changes can often be challenged only through an administrative appeals process.

Consolidation of Purchasing Entities

The many healthcare reform initiatives in the U.S. have caused healthcare providers to examine their cost structures and reassess the manner in which they provide healthcare services. This review, in turn, has led many healthcare providers to merge or consolidate with other members of their industry in an effort to reduce costs or achieve operating synergies. A substantial number of our customers, including proprietary hospital groups, GPOs, hospitals, national nursing home companies and national home healthcare agencies, have been affected by this consolidation. An extensive service and distribution network and a broad product line are key to servicing the needs of these larger provider networks. In addition, the consolidation of healthcare providers often results in the re-negotiation of contracts and the granting of price concessions. Finally, as GPOs and integrated healthcare systems increase in size, each contract represents a greater concentration of market share and the adverse consequences of losing a particular contract increases.

Government Regulation

Overviews

Our products are subject to regulation by numerous governmental authorities, including the FDA, and corresponding state and foreign regulatory agencies. Under the Federal Food, Drug, and Cosmetic Act, the FDA regulates the design, clinical testing, manufacture, labeling, distribution, sale and promotion of medical devices. Noncompliance with applicable requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution. The FDA also has the authority to demand the repair, replacement or refund of the cost of any device that we manufacture or distribute that violates regulatory requirements.

In the U.S., medical devices are classified into one of three classes (Class I, II or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness. Although many Class I devices are exempt from certain FDA requirements, Class I devices are subject to general controls (for example, labeling, pre-market notification and adherence to the Quality System Regulation). Class II devices are subject to general and special controls (for example, performance standards, post-market surveillance, patient registries and FDA guidelines). Generally, Class III devices are high-risk devices that receive significantly greater FDA scrutiny to ensure their safety and effectiveness (for example, life-sustaining, life-supporting and implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed Class I or Class II devices). Before a new medical device can be introduced in the market, the manufacturer must generally obtain FDA clearance (510(k) clearance) or pre-market application, or PMA, approval. All of our current products have been classified as Class I or Class II devices, which typically are marketed based upon 510(k) clearance or related exemptions. A 510(k) clearance will generally be granted if the submitted information establishes that the proposed device is "substantially equivalent" in intended use and technological characteristics to a legally marketed Class I or Class II medical device or to a Class III device on the market since May 28, 1976, for which PMA approval has not been required. A PMA approval requires proof to the FDA's satisfaction of the safety and effectiveness of a Class III device. A clinical study is generally required to support a PMA application and is sometimes required for a 510(k) pre-market notification. For "significant risk" devices, such clinical studies generally require submission of an application for an Investigational Device Exemption. The FDA's 510(k) clearance process usually takes from four to twelve months, but may take longer. The PMA approval process is much more costly, lengthy and uncertain. The process generally takes from one to three years; but it may take even longer.

Devices that we manufacture or distribute are subject to pervasive and continuing regulation by the FDA and certain state agencies, including record-keeping requirements and mandatory reporting of certain adverse experiences associated with use of the devices. Labeling and promotional activities are subject to regulation by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses and the FDA scrutinizes the labeling and advertising of medical devices to ensure that unapproved uses of medical devices are not promoted.

Manufacturers of medical devices for marketing in the U.S. are required to adhere to applicable regulations, including the Quality System Regulation, or QSR, (formerly the Good Manufacturing Practice regulation), which imposes design, testing, control and documentation requirements. Manufacturers must also comply with the Medical Device Reporting, or MDR, regulation, which generally requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. We are subject to routine inspection by the FDA and certain state agencies for compliance with QSR requirements, MDR requirements and other applicable regulations. Recently, CMS announced that all DMEPOS suppliers need to be accredited by a nationally recognized accreditation body by September 30, 2009 in order to maintain Medicare billing privileges. In December 2005, KCI received accreditation from the Joint Commission on Accreditation of Healthcare Organizations, or Joint Commission. Under this accreditation process, KCI will be reevaluated every three years and is subject to routine unannounced inspections by the Joint Commission to ensure continued compliance with standards. KCI completed its reaccreditation survey with the Joint Commission in December 2008.

FDA Classification of LifeCell Products

We believe that AlloDerm, GraftJacket and Repliform satisfy FDA requirements to be considered human cells, tissues, or cellular and tissue-based products, or HCT/P, eligible for regulation solely as human tissue and therefore, we have not obtained prior FDA clearance or approval for commercial distribution of these products. AlloCraftDBM is regulated as an HCT/P and medical device and received 510(k) clearance from the FDA in December 2005.

Strattice is regulated as a medical device and received 510(k) clearance from the FDA in June 2007 for use as a soft tissue patch to reinforce soft tissue where weakness exists and for the surgical repair of damaged or ruptured soft tissue membranes, including the repair of hernias and/or body wall defects which require the use of a reinforcing or bridging material. In October 2007 and April 2008, we received additional 510(k) clearances for Conexa allowing its use for reinforcement of soft tissue repaired by sutures or suture anchors during tendon repair surgery including reinforcement of rotator cuff, patellar, achilles, biceps, quadriceps, or other tendons.

FDA Human Tissue Regulation

FDA regulatory requirements for human allografts are complex and constantly evolving. In 2001, the FDA issued a final rule requiring manufacturers of human cellular and tissue-based products to register their establishments and list their products with the FDA. The 2001 final rule sets forth the FDA's test for determining whether an HCT/P is eligible for tissue regulation (as opposed to medical device or biologic regulation). A product containing human tissue may be regulated solely as a human cellular and tissue-based product or it may also be subject to regulation as a medical device or biologic. The FDA will apply human tissue regulation to an HCT/P that is: (i) minimally manipulated; (ii) intended for homologous use; (iii) is not combined with a device, drug or biologic (with limited exceptions); and (iv) does not have a systemic effect and is not dependent upon metabolic activity for its primary function (with certain exceptions). HCT/Ps generally may be commercially distributed without prior FDA clearance or approval.

The FDA has also issued regulations that require tissue donors to be screened and tested for relevant communicable diseases and require manufacturers of HCT/Ps to follow good tissue practice ("GTP") in their recovery, processing, storage, labeling, packaging and distribution of HCT/Ps in order to prevent the introduction, transmission or spread of communicable diseases. Moreover, the FDA has the authority to inspect our facilities and to detain, recall or destroy our products and order us to cease manufacturing if we fail to comply with these requirements. The new regulations also require us to report adverse reactions and deviations from donor screening and other applicable requirements.

In October 2008, LifeCell received a warning letter from the FDA identifying certain non-compliance with Good Manufacturing Practice ("GMP") in the manufacture of our Strattice/LTM product. This warning letter arose from a recent FDA inspection of our manufacturing facility that led to the issuance of a Form 483, in which the FDA identified certain observed non-compliance with GMP in the manufacture of Strattice/LTM and non-compliance with Good Tissue Practice ("GTP"), in the processing of AlloDerm. LifeCell provided a written response to the Form 483 describing proposed corrective actions to address the observations, which was followed by the warning letter from the FDA. The warning letter indicated that LifeCell's proposed corrective actions in the 483 response did not adequately resolve all of the issues identified by the FDA related to Strattice/LTM, and states that failure to comply may result in regulatory action such as seizure, injunction, and/or civil money penalties without further notice. The warning letter requested explanation of how we plan to prevent GMP violations from occurring in the future, and that we supply documentation of corrective actions taken. LifeCell provided the FDA with a written response to the warning letter in November 2008 detailing corrective actions taken, and proposing additional corrective actions. Since that time, LifeCell has provided periodic updates to the FDA on our implementation of the corrective action plan. We are currently in dialogue with the FDA regarding the corrective actions. While we believe that this matter can be resolved in the course of discussions with the FDA, we cannot give assurance that the FDA will not take regulatory action or that the warning letter will not have a material impact on our business. While the warning letter did not cite any of the GTP observations relating to AlloDerm, we have not received notice that the FDA's observations with regards to AlloDerm have been resolved.

National Organ Transplant Act

Procurement of certain human organs and tissue for transplantation is subject to the restrictions of the National Organ Transplant Act ("NOTA"), which prohibits the acquisition of certain human organs, including skin and related tissue for valuable consideration, but permits the reasonable payment of costs associated with the removal, transportation, implantation, processing, preservation, quality control and storage of human tissue and skin. We reimburse tissue banks and organ procurement organizations for their expenses associated with the recovery, storage and transportation of donated human skin that they provide to us for processing. We include in our pricing structure the fees paid to tissue banks to reimburse them for their expenses associated with the recovery and transportation of the tissue, in addition to certain costs associated with processing, preservation, quality control and storage of the tissue, marketing and medical education expenses, and costs associated with development of tissue processing technologies. NOTA does not apply to xenograft tissue products.

Fraud and Abuse Laws

There are numerous rules and requirements governing the submission of claims for payment to federal healthcare programs. If we fail to adhere to these requirements, the government could allege that claims we have submitted for payment violate the federal False Claims Act, or FCA. The FCA generally prohibits the known filing of a false or fraudulent claim for payment to the U.S. government or the known use of a false record or statement to obtain payment on a false or fraudulent claim paid by conspiring to defraud the U.S. government by getting a false or fraudulent claim allowed or paid. There are both civil and criminal provisions of the FCA. Violation of the criminal FCA can result in imprisonment of up to five years, a fine of up to $250,000 for an individual or $500,000 for an organization, up to three times the amount of the improper payment and/or exclusion from participating in federal and state healthcare programs.

Under separate statutes, submission of claims for payment or causing such claims to be submitted that are "not provided as claimed" may lead to civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federally funded state health programs. These false claims statutes include, but are not limited to, the federal FCA. When an entity is determined to have violated the civil FCA, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. A private party may file a suit on behalf of the government under the Civil FCA, known as a "qui tam" or "whistle blower" lawsuit. The ability of private individuals to collect damages under these lawsuits significantly increase the possibility that a healthcare provider may be challenged under the Civil FCA. In addition, recently passed Federal legislation provides incentives for states to enact their own false claims statutes or strengthen their existing false claims statutes. A significant number of states have enacted their own false claims statutes and several states have false claims legislation pending.

Qui tam actions have increased significantly in recent years causing greater numbers of healthcare companies to have to defend false claim actions, pay fines or be excluded from the Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action. Because we directly submit claims for payment for certain of our products to federal and state healthcare programs, we are subject to these false claims statutes, and, therefore, could become subject to "qui tam" or other false claims actions. Imposition of such penalties or exclusions would result in a significant loss of reimbursement and could have a material adverse effect on our financial condition.

Recently, the federal government has significantly increased investigations of medical device manufacturers with regard to alleged kickbacks to physicians who use and prescribe their products. The federal Anti-Kickback Statute is a criminal statute that prohibits the offering, payment, solicitation or receipt of remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, for (1) the referral of patients or arranging for the referral of patients to receive services for which payment may be made in whole or in part under a federal or state healthcare program; or (2) the purchase, lease, order, or arranging for the purchase, lease or order of any good, facility, service or item for which payment may be made under a federal or state healthcare program. Generally, courts have taken a broad interpretation of the scope of the Anti-Kickback Statute. The criminal sanctions for a conviction under the Anti-Kickback Statute are imprisonment for not more than five years, a fine of not more than $25,000 or both, for each incident or offense, although the fine may be increased to $250,000 for individuals and $500,000 for organizations. If a party is convicted of a criminal offense related to participation in the Medicare program or any state healthcare program, or is convicted of a felony relating to healthcare fraud, the secretary of the U.S. Department of Health and Human Services is required to bar the party from participation in federal healthcare programs and to notify the appropriate state agencies to bar the individual from participation in state healthcare programs. Imposition of such penalties or exclusions would result in a significant loss of reimbursement and could have a material adverse effect on our financial condition and results of operations.

Federal authorities have also increased enforcement with regard to the federal physician self-referral and payment prohibitions, commonly referred to as the Stark Law. The Stark Law generally forbids, absent qualifying for one of a few named exceptions, a physician from making referrals for the furnishing of any "designated health services," for which payment may be made under the Medicare or Medicaid programs, to any "entity" with which the physician (or an immediate family member) has a "financial relationship." DME items, including our homecare products, are designated health services. Our arrangements with physicians who prescribe our products, including arrangements whereby physicians serve as speakers and consultants for KCI, our training programs and our sales and marketing events (including meals, travel and accommodations associated therewith), could be deemed to create a "financial relationship" under the Stark Law, in which case, unless an applicable exception is met, the physician may not order Medicare or Medicaid covered DME from us, and we may not present a claim for Medicare or Medicaid payment for such items. Penalties for Stark Law violations include denial of payment, civil monetary penalties of up to $15,000 for each illegal referral and up to $100,000 for any scheme designed to circumvent the Stark Law requirements. Prosecution under the Stark Law could have a material adverse impact on our financial condition and results of operations.

In some cases, Anti-Kickback Statute or Stark Law violations may also be prosecuted under the FCA, which increases potential liability. In these cases, federal authorities and whistleblowers have alleged that items and services that were furnished in furtherance of an Anti-Kickback Statute or Stark Law violation are not billable to federal or state healthcare programs and that, to the extent that such claims for payment are submitted, they are false claims within the meaning of the FCA. Even the assertion of a violation under any of these provisions could have a material adverse effect on our financial condition and results of operations.

Recent federal cuts to state administered healthcare programs, particularly Medicaid, have also increased enforcement activity at the state level under both federal and state laws. In July 2006, CMS released its initial comprehensive Medicaid Integrity Plan, a national strategy to detect and prevent Medicaid fraud and abuse. This new program will work to identify, recover and prevent inappropriate Medicaid payments through increased review of suppliers of Medicaid services. KCI could be subjected to such reviews in any number of states. Such reviews could result in demands for refunds or assessments of penalties against KCI, which could have a material adverse impact on our financial condition and results of operations.

In addition, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, defined two new federal crimes: (i) healthcare fraud and (ii) false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing or attempting to execute a scheme or artifice to defraud any healthcare benefit program, including private payers. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. This statute applies to any health benefit plan, not just Medicare and Medicaid. Violations of these statutes may result in fines, imprisonment, or exclusion from government healthcare programs. Additionally, HIPAA granted expanded enforcement authority to the U.S. Department of Health and Human Services, or DHHS, and the U.S. Department of Justice, or DOJ, and provided enhanced resources to support the activities and responsibilities of the DHHS's Office of the Inspector General, or OIG, and the DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to healthcare delivery and payment.

The most recent publication of the OIG's Work Plan for 2009 includes several projects that could affect our business. Specifically, the OIG indicated its initiation of a plan to compare acquisition prices for NPWT pumps and supplies by suppliers against the amount Medicare reimburses such suppliers for those items. OIG has also reiterated that it plans to continue to review DME suppliers' use of certain claims modifiers to determine whether the underlying claims made appropriate use of such modifiers when billing to Medicare. Under the Medicare program, a DME supplier may use these modifiers to indicate that it has the appropriate documentation on file to support its claim for payment. Upon request, the supplier may be required to provide this documentation; however, recent reviews by Medicare regional contractors have indicated that some suppliers have been unable to furnish this information. The OIG intends to continue its work to determine the appropriateness of Medicare payments for certain DME items, including wound care equipment, by assessing whether the suppliers' documentation supports the claim, whether the item was medically necessary, and/or whether the beneficiary actually received the item. The OIG also plans to review DME that is furnished to patients who are receiving home health services to determine whether the DME is properly billed separately from the home health agency's reimbursement. In the event that these initiatives result in any assessments respecting KCI claims, we could be subject to material refunds, recoupments or penalties. Such initiatives could also lead to further changes to reimbursement or documentation requirements for our products, which could be costly to administer.

In February 2009, we received a subpoena from the OIG seeking records regarding our billing practices under the local coverage policies of the four regional DMACs. We are in discussions with the government regarding the scope of the subpoena and the timing of our response. We intend to cooperate with the government's review. The review is in its initial stages and we cannot predict the time frame in which it will be resolved. For a description of risks relating to governmental review and investigation of our businesses, see each of the risk factors entitled "*The initiation by U.S. and foreign healthcare, safety and reimbursement agencies of periodic inspections, assessments or studies of the products, services and billing practices we provide could lead to reduced public reimbursement or the inability to obtain reimbursement and could result in reduced demand for our products*;" "*We may be subject to claims audits that could harm our business and financial results*;" and "*We could be subject to governmental investigations under the Anti-Kickback Statute, the Stark Law, the federal False Claims Act or similar state laws with respect to our business arrangements with prescribing physicians and other healthcare professionals*."

Several states also have referral, fee splitting and other similar laws that may restrict the payment or receipt of remuneration in connection with the purchase or rental of medical equipment and supplies. State laws vary in scope and have been infrequently interpreted by courts and regulatory agencies, but may apply to all healthcare products or services, regardless of whether Medicaid or Medicare funds are involved.

We are also subject to the U.S. Foreign Corrupt Practices Act, or FCPA, which prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay, or authorize the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Violations of the FCPA may result in significant fines and penalties.

Claims Audits

As a healthcare supplier, we are subject to extensive government regulation, including laws and regulations directed at ascertaining the appropriateness of reimbursement, preventing fraud and abuse and otherwise regulating reimbursement under various government programs. The marketing, billing, documenting and other practices are all subject to government scrutiny. To ensure compliance with Medicare and other regulations, regional carriers often conduct audits and request patient records and other documents to support claims submitted by KCI for payment of services rendered to customers.

From time to time, we receive inquiries from various government agencies requesting customer records and other documents. It has been our policy to cooperate with all such requests for information. The U.S. Department of Health and Human Services Office of Inspector General, or OIG, initiated a study on negative pressure wound therapy, or NPWT, in 2005. As part of the 2005 study, KCI provided the OIG with requested copies of our billing records for Medicare V.A.C. placements. In June 2007, the OIG issued a report on the NPWT study including a number of findings and recommendations to CMS. The OIG determined that substantially all V.A.C. claims met supplier documentation requirements; however, they were unable to conclude that the underlying patient medical records fully supported the supplier documentation in 44% of the claims, which resulted in an OIG estimate that approximately $27 million in improper payments may have been made on NPWT claims in 2004. The purpose of the OIG report is to make recommendations for potential Medicare program savings to CMS, but it does not constitute a formal recoupment action. This report may result in increased audits and/or demands by Medicare, its regional contractors and other third-party payers for refunds or recoupments of amounts previously paid to us.

We also are subject to routine pre-payment and post-payment audits of reimbursement claims submitted to Medicare. These audits typically involve a review, by Medicare or its designated contractors and representatives, of documentation supporting the medical necessity of the therapy provided by KCI. While Medicare requires us to obtain a comprehensive physician order prior to providing products and services, we are not required to, and do not as a matter of practice require, or subsequently obtain the underlying medical records supporting the information included in such certificate. Following a Medicare request for supporting documentation, we are obligated to procure and submit the underlying medical records retained by various medical facilities and physicians. Obtaining these medical records in connection with a claims audit may be difficult or impossible and, in any event, all of these records are subject to further examination and dispute by an auditing authority. Under standard Medicare procedures, KCI is entitled to demonstrate the sufficiency of documentation and the establishment of medical necessity, and KCI has the right to appeal any adverse determinations. If a determination is made that KCI's records or the patients' medical records are insufficient to meet medical necessity or Medicare reimbursement requirements for the claims subject to a pre-payment or post-payment audit, KCI could be subject to denial, recoupment or refund demands for claims submitted for Medicare reimbursement. In the event that an audit results in discrepancies in the records provided, Medicare may be entitled to extrapolate the results of the audit to make recoupment demands based on a wider population of claims than those examined in the audit. In addition, Medicare or its contractors could place KCI on extended pre-payment review, which could slow our collections process for submitted claims. If Medicare were to deny a significant number of claims in any pre-payment audit, or make any recoupment demands based on any post-payment audit, our business and operating results could be materially and adversely affected. In addition, violations of federal and state regulations respecting Medicare reimbursement could result in severe criminal, civil and administrative penalties and sanctions, including disqualification from Medicare and other reimbursement programs. Going forward, it is likely that we will be subject to periodic inspections, assessments and audits of our billing and collections practices.

In August 2007, KCI received requests for medical records in support of our claims from a Medicare Region A Recovery Audit Contractor (''RAC'') covering 180 previously-paid claims submitted between 2004 and 2005, which KCI responded to in a timely manner. The RAC audit initial findings were that approximately 29% of the claims subject to this audit were not covered under Medicare and thus, resulted in an overpayment. Amounts paid were recouped but we have disputed the findings through the administrative appeal process. To date, the RAC findings have been reversed in approximately half of the disputed claims and we have received payment on those. The remaining claims subject to the audit are still in the appeals process.

In December 2007, the Medicare Region B DMAC initiated a pre-payment review of all NPWT claims for the second and third months of treatment submitted by all providers, including KCI. The pre-payment review was suspended by the Medicare Region B DMAC in the first quarter of 2008. For every monthly period of treatment beyond 30 days, we are required to demonstrate/document progress towards wound healing. KCI has responded to these claim review requests and has received reimbursement for many of the claims subject to review. The remaining claims subject to the audit are still in the appeals process.

In July 2008, the DMAC for Region B notified KCI of a post-payment audit of claims paid during the second quarter of 2008. The DMAC requested information on 98 NPWT claims for patients treated with KCI's V.A.C. Therapy. In addition to KCI's records, the DMAC requested relevant medical records supporting the medical necessity of the V.A.C. and related supplies and quantities being billed. We submitted all of the requested documentation in a timely manner and have received an initial report indicating that approximately 41% of the claims subject to this audit were inappropriately paid, which may result in future recoupments by Medicare. We have disputed these initial audit findings and as is customary with activities of this type, we will exhaust all administrative remedies and appeals to support the claims billed.

Medical Record Confidentiality and Privacy Laws

HIPAA covers a variety of provisions which impact our business, including the privacy of patient healthcare information, the security of that information and the standardization of electronic data transactions for billing. Sanctions for violating HIPAA include criminal penalties and civil sanctions. HIPAA's privacy regulations restrict the use and disclosure of certain individually identifiable protected health information, or PHI. The HIPAA security standards require us to implement certain measures to protect the security and integrity of electronic PHI. HIPAA regulations regarding standardization of electronic data billing transactions also impact our business. We continue to work with all of our business associates with whom we share PHI and who process standardized transactions covered by the regulations in order to make the transition to standardized billing codes as smooth as possible. However, the healthcare industry's continued transition to standardized billing codes may create billing difficulties or business interruptions for us.

ISO Certification

Due to the harmonization efforts of a variety of regulatory bodies worldwide, certification of compliance with International Quality System Standards (e.g., those issued by the ISO) has become particularly advantageous and, in certain circumstances, necessary for many companies in recent years. We originally received ISO 9001 and EN 46001 certification in 1997, followed by certification in 2002 to ISO 13485:1996, a medical device-specific version of ISO 9001. In 2005, we obtained certification to ISO 13485:2003, the latest version of that standard. We are registered in the United Kingdom with the Medicines and Healthcare Products Regulatory Agency and our products are CE marked through AMTAC (notified body number 0473.) Since 2002, we have obtained medical device licenses from Health Canada for our products.

LifeCell's quality management system meets the requirements of the standards ISO 13485:2003 and ISO 9001: 2000. The certifications were granted by the Netherlands-based notified body, KEMA, in May 2008. Certification to ISO 13485 was a major milestone for LifeCell in the strategy to attain CE Mark approval for its Strattice Reconstructive Tissue Matrix. The CE Mark, granted in November 2008, allowed KCI to begin marketing Strattice in all 27 European Union member ("EU") states.

Environmental Laws

We are subject to various environmental laws and regulations that govern our operations in the U.S. and internationally, including the handling and disposal of non-hazardous and hazardous substances and wastes, and emissions and discharges into the environment. Failure to comply with such laws and regulations could result in costs for corrective action, penalties or the imposition of other liabilities. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties, or properties to which substances or wastes were sent from current or former operations at our facilities. From time to time, we have incurred costs and obligations for correcting environmental noncompliance matters and for cleanup of certain of our properties and third-party sites.

Other Laws

A few, but increasing number of states including Florida, California, Oklahoma, Illinois, New York and Maryland impose their own regulatory requirements on establishments involved in the processing, handling, storage and distribution of human tissue. Noncompliance with state requirements may include some or all of the risks associated with noncompliance with FDA regulation, as well as other risks.

We are also subject to various federal, state and local laws, regulations and requirements relating to such matters as safe working conditions, laboratory and manufacturing practices, and the use, handling and disposal of hazardous or potentially hazardous substances used and produced in connection with our research and development work.

International

Sales of medical devices outside of the U.S. are subject to regulatory requirements that vary widely from country to country. Pre-market clearance or approval of medical devices is required by certain countries. The time required to obtain clearance or approval for sale in a foreign country may be longer or shorter than that required for clearance or approval by the FDA and the requirements vary. Failure to comply with applicable regulatory requirements can result in loss of previously received approvals and other sanctions and could have a material adverse effect on our business, financial condition or results of operations.

The regulation of our human tissue products outside the U.S. varies by country and is complex and constantly evolving. A limited amount of our human tissue products are currently distributed in several countries internationally. Certain countries regulate our human tissue products as pharmaceutical products, requiring us to make extensive filings and obtain regulatory approvals before selling our product. Certain countries classify our products as human tissue for transplantation, but may restrict its import or sale. Certain foreign countries have laws similar to NOTA. These laws may restrict the amount that we can charge for our products and may restrict our ability to export or distribute our products to licensed not-for-profit organizations in those countries. Other countries have no applicable regulations regarding the import or sale of human tissue products similar to our products, creating uncertainty as to what standards we may be required to meet.

Recently, we achieved CE marking for Strattice and are now on the market in Germany and the United Kingdom. Additionally, we may pursue clearance to distribute other products in certain other countries in the future. The uncertainty of the regulations in each country may delay or impede the marketing of our products in the future or impede our ability to negotiate distribution arrangements on favorable terms. Noncompliance with foreign country requirements may include some or all of the risks associated with noncompliance with FDA regulation as well as other risks.

We operate in multiple tax jurisdictions both inside and outside the U.S. In the normal course of our business, we will undergo reviews by taxing authorities regarding the tariff classifications of our products and the amount of tariffs we pay on the importation and exportation of these products.

ITEM 1A. RISK FACTORS

Risks Related to the LifeCell Acquisition

We may fail to realize all of the anticipated benefits of the acquisition of LifeCell.

In May 2008, we completed our acquisition of LifeCell. The success of our acquisition of LifeCell will depend, in part, on our ability to achieve the anticipated revenue synergies and other strategic benefits from combining the businesses of KCI and LifeCell. The combined growth of KCI's V.A.C. Therapy systems and LifeCell's biological soft tissue repair products are essential to our assumptions for revenue synergies. Any unanticipated decline in the growth rates of these products could reduce the expected benefits of the acquisition. We also expect to benefit from opportunities to leverage adjacent technologies and global infrastructure to drive revenue synergies, and expect a reduction of certain general and administrative expenses. However, to realize these anticipated benefits, we must successfully combine the businesses of KCI and LifeCell. If we are not able to achieve these objectives, the anticipated synergies and other strategic benefits of the acquisition may not be realized fully, or at all, or may take longer to realize than expected. We may fail to realize some, or all, of the anticipated benefits of the transaction in the amounts and times projected for a number of reasons, including that the integration may take longer than anticipated, be more costly than anticipated or have unanticipated adverse results relating to KCI's or LifeCell's existing businesses.

The integration of the businesses and operations of KCI and LifeCell involves risks, and the failure to integrate the businesses and operations successfully in the expected time frame may adversely affect our future results.

Prior to the completion of the acquisition, KCI and LifeCell historically operated as independent companies. Since the completion of the acquisition, LifeCell operates as a new global regenerative medicine division within KCI. Our management may face significant challenges in integrating KCI's and LifeCell's technologies, organizations, procedures, policies and operations, as well as addressing differences in the business cultures of KCI and LifeCell and retaining key personnel. The integration process and other disruptions resulting from the acquisition may disrupt KCI's and LifeCell's ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect our relationships with customers, suppliers, employees, regulators and others with whom we have business or other dealings. If we are unable to successfully integrate the businesses and operations, the combined company's future results could be adversely affected.

Charges to earnings resulting from our LifeCell acquisition and integration costs may materially adversely affect our operating results.

In accordance with U.S. GAAP, we have accounted for the completion of the acquisition using the purchase method of accounting. We have allocated the total purchase price to LifeCell's net tangible assets, identifiable intangible assets and non-amortized intangibles, and based on their fair values as of the date of completion of the acquisition, we have recorded the excess of the purchase price over those fair values as goodwill. Our financial results, including earnings per share, could be adversely affected by a number of financial adjustments required by U.S. GAAP including the following:

- we will incur additional amortization expense over the estimated useful lives of certain of the identifiable intangible assets acquired in connection with the acquisition;
- to the extent the value of goodwill or identifiable intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets; and
- any further adjustments to the fair value of assets acquired and liabilities assumed based on our final purchase price allocation.

We have incurred significant costs associated with the acquisition and related transactions, including financial advisors' fees and legal and accounting fees, and we will continue to incur additional cost in connection with the integration of the business. These costs may be substantial and may also include those related to severance and other exit costs. We face potential costs related to employee retention and deployment of physical capital and other integration costs. We have not yet determined the full extent of these costs. We account for costs directly related to the acquisition and related transactions, including financial advisors' fees and legal and accounting fees, as purchase price adjustments when the expenses are incurred, as prescribed under U.S. GAAP. These items reduce cash balances for the periods in which those costs are paid. Other costs that are not directly related to the acquisition and related transactions, including retention and integration costs, are recorded as incurred and negatively impact earnings, which could have a material adverse effect on our operating results.

Risks Related to Our Business

We face significant and increasing competition, which could adversely affect our operating results.

We face significant and increasing competition in each of our businesses. Our advanced wound care business primarily competes with Smith & Nephew, Huntleigh Healthcare/Gettinge, Talley and RecoverCare/Sten+Barr, in addition to several smaller companies that have introduced medical devices designed to compete with our V.A.C. Therapy systems. Our LifeCell regenerative tissue business competes with products marketed by Johnson & Johnson, C.R. Bard, W.L. Gore & Associates, Integra LifeSciences Holdings Corporation, Tissue Science Laboratories, plc., the Musculoskeletal Transplant Foundation, RTI Biologics, Inc., AlloSource and Wright Medical Group. Our Therapeutic Support Systems, or TSS, business primarily competes with the Hill-Rom Company, Gaymar Industries, Sizewise Rentals and Huntleigh Healthcare/Gettinge. We also face the risk that innovation by competitors in our markets may render our products less desirable or obsolete.

Several competitors have obtained regulatory and/or reimbursement approvals for negative pressure wound therapy, or NPWT, products in the U.S. and internationally. We expect competition to increase over time as competitors introduce additional products competitive with V.A.C. Therapy systems in the advanced wound care market. Additionally, as our patents in the field of NPWT start to expire beginning in 2012, we expect increased competition with products adopting basic NPWT technologies. Our advanced wound care systems also compete with traditional wound care dressings, other advanced wound care dressings, skin substitutes, products containing growth factors and other medical devices used for wound care in the U.S. and internationally.

In addition to direct competition from companies in the advanced wound care market, healthcare organizations may from time to time attempt to assemble drainage and/or negative pressure devices from standard hospital supplies. While we believe that many possible device configurations by competitors or healthcare organizations would infringe our intellectual property rights, we may be unsuccessful in asserting our rights against the sale or use of any such products, which could harm our ability to compete and could adversely affect our business.

Our V.A.C. Therapy and therapeutic support systems can be contracted under national tenders or with larger hospital group purchasing organizations, or GPOs. In prior years, many GPO contracts were awarded as sole-source or dual-source agreements. GPOs have come under public pressure to modify their membership requirements and contracting practices, including the award of multi-source contracts or the conversion of sole-source and dual-source agreements to agreements with multiple suppliers. As national tenders and GPO agreements come up for bid, it is likely that contract awards will result in dual or multi-source agreements with GPOs in the product categories where we compete, which could result in increased competition in the acute and extended care settings for our advanced wound care and TSS product offerings. Additionally, renewals of agreements could result in no award to KCI.

If we are unsuccessful in protecting and maintaining our intellectual property, particularly our rights under our exclusive licenses of the base V.A.C. patents from Wake Forest University our competitive position would be harmed.

Our ability to enforce our patents and those licensed to us, together with our other intellectual property is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. We have numerous patents on our existing products and processes, and we file applications as appropriate for patents covering new technologies as such technologies are developed. However, the patents we own, or in which we have rights, may not be sufficiently broad to protect our technology position against competitors, or may not otherwise provide us with competitive advantages. We often retain certain knowledge that we consider proprietary as confidential and elect to protect such information as trade secrets, as business confidential information or as know-how. In these cases, we rely upon trade secrets, know-how and continuing technological innovation to maintain our competitive position. Our intellectual property rights may not prevent other companies from developing functionally equivalent products, developing substantially similar proprietary processes, or otherwise gaining access to our confidential know-how or trade secrets.

When we seek to enforce our rights, we may be subject to claims that the intellectual property right is invalid, is otherwise not enforceable or is licensed to the party against whom we are asserting a claim. When we assert our intellectual property rights, it is likely that the other party will seek to assert alleged intellectual property rights of its own against us, which may adversely impact our business as discussed in the following risk factor. All patents are subject to requests for reexamination by third parties. When such requests for reexamination are granted, some or all claims may require amendment or cancellation. Since 2007, multiple requests for reexamination of five patents owned or licensed by KCI were granted by the U.S. Patent and Trademark Office ("USPTO"), including the Wake Forest Patents. In July 2008, the USPTO issued a final office action in one of the reexaminations of Patent No. 5,636,643 ("the '643 patent") owned by Wake Forest, in which it ruled all but one of the claims patentable and/or confirmed valid. In response, Wake Forest cancelled claim 13 of the '643 patent and requested issuance of a Certificate of Reexamination. A second reexamination of the '643 patent remains pending and could result in a delay in the issuance of a Certificate of Reexamination or another office action. In December 2008, the USPTO issued a Certificate of Reexamination for Patent No. 7,198,046 in which all claims under reexamination were confirmed valid. In February 2009, office actions, that included claim rejections, were issued in a second pending reexamination of the '643 patent, and in pending reexamination proceedings of Patent Nos. 5,645,081 and 7,216,651. Each of these patents are licensed to KCI from Wake Forest. All other reexaminations remain pending. If we are unable to enforce our intellectual property rights, or patent claims related to V.A.C. Therapy are altered or cancelled through litigation or reexamination, our competitive position would be harmed.

We have agreements with third parties pursuant to which we license patented or proprietary technologies, including the Wake Forest Patents. These agreements commonly include royalty-bearing licenses. If we lose the right to license technologies essential to our businesses, or the costs to license these technologies materially increase, our businesses would suffer.

KCI and its affiliates are involved in multiple patent litigation suits in the U.S. and Europe involving the Wake Forest Patents as well as other patents owned or licensed by KCI, as described in Item 3: "Legal Proceedings." If any of our key patent claims were narrowed in scope or found to be invalid or unenforceable, or we otherwise do not prevail, our share of the advanced wound care market for KCI's V.A.C. Therapy systems could be significantly reduced in the U.S. or Europe, due to increased competition, and pricing of V.A.C. Therapy systems could decline significantly, either of which would materially and adversely affect our financial condition and results of operations. We derived approximately 53% and 59%, respectively, of total revenue for the years ended December 31, 2008 and 2007 from our domestic V.A.C. Therapy products relating to the U.S. patents at issue. In continental Europe, we derived approximately 13% and 12%, respectively, of total revenue for the year ended December 31, 2008 and 2007 in V.A.C. revenue relating to the patents at issue in the ongoing German litigation.

We may be subject to claims of infringement of third-party intellectual property rights, which could adversely affect our business.

From time to time, third parties may assert against us or our customers alleged patent or other intellectual property rights to technologies that are important to our business. We may be subject to intellectual property infringement claims from individuals and companies who have acquired or developed patent portfolios in the fields of advanced wound care, therapeutic support systems or regenerative medicine for the purpose of developing competing products, or for the sole purpose of asserting claims against us. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending and resolving such claims, and may divert the efforts and attention of our management and technical personnel away from our business. As a result of any such intellectual property infringement claims, we could be required to:

- pay material damages for third-party infringement claims;
- discontinue manufacturing, using or selling the infringing products, technology or processes;
- develop non-infringing technology or modify infringing technology so that it is non-infringing, which could be time consuming and costly or may not be possible; or
- license technology from the third-party claiming infringement for which the license may not be available on commercially reasonable terms or at all.

The occurrence of any of the foregoing could result in unexpected expenses or require us to recognize an impairment of our assets, which would reduce the value of our assets and increase expenses. In addition, if we alter or discontinue our production of affected items, our revenue could be negatively impacted.

If we are unable to develop new generations of products and enhancements to existing products, we may lose market share as our existing patent rights begin to expire over time.

Our success is dependent upon the successful development, introduction and commercialization of new generations of products and enhancements to existing products. Innovation in developing new product lines and in developing enhancements to our existing products is required for us to grow and compete effectively. Over time, our existing foreign and domestic patent protection will begin to expire, which could allow competitors to adopt our older unprotected technology into competing product lines. Most of the V.A.C. patents in our patent portfolio have a term of 20 years from their date of priority. The V.A.C. Therapy utility patents, which relate to our basic V.A.C. Therapy, extend through late 2012 in certain international markets and through the middle of 2014 in the U.S. We also have multiple longer-term patent filings directed to cover unique features and improvements of V.A.C. Therapy systems and related dressings. If we are unable to continue developing proprietary product enhancements to V.A.C. Therapy systems, therapeutic support systems and LifeCell products that effectively make older products obsolete, we may lose market share in our existing lines of business. Also, any failure to obtain regulatory clearances for such new products or enhancements could limit our ability to market new generations of products. Innovation through enhancements and new products requires significant capital commitments and investments on our part, which we may be unable to recover.

Increasing our revenues and profitability in the future may depend on our ability to develop and commercialize new products.

Product development is subject to risks and uncertainties. We may be required to undertake time-consuming and costly development activities and seek regulatory clearance or approval for new clinical applications for current products and new products. The completion of development of any new products, including obtaining regulatory approval, remains subject to all the risks associated with the commercialization of new products based on innovative technologies, including:

- unanticipated technical problems;
- obtaining regulatory approval of such products, if required;
- manufacturing difficulties;
- the possibility of significantly higher development costs than anticipated; and
- gaining customer acceptance.

Healthcare payers' approval of reimbursement for new products in development may be an important factor in establishing market acceptance. If we are unable to successfully develop and commercialize new products, including enhancements to V.A.C. Therapy systems, our future revenues and profitability could be materially and adversely affected.

In June 2007, LifeCell received 510(k) clearance from the Food and Drug Administration, or FDA, for Strattice, a new xenograft tissue product developed by LifeCell. In pre-clinical studies, Strattice demonstrated rapid revascularization and cell repopulation and strong healing. A significant amount of LifeCell's research and development initiatives in 2008 included clinical programs designed to support the marketing of Strattice in current clinical applications and to potentially extend its use into new surgical applications. The results of these pre-clinical and clinical studies may not be sufficient to gain surgeon customer acceptance of this new product. LifeCell commenced marketing Strattice in the first quarter of 2008, is currently manufacturing Strattice in pilot facilities and is in the process of expanding its production capabilities. We cannot assure that Strattice will achieve commercial acceptance, or that we will be able to satisfy demand that develops. If we are unable to successfully develop and commercialize new products, including Strattice and enhancements to V.A.C. Therapy Systems, our future revenues and profitability could be materially and adversely affected.

Any shortfall in our ability to manufacture Strattice and Alloderm in sufficient quantities to meet market demand would negatively impact our growth.

Demand for our regenerative tissue products Strattice and Alloderm is significant in the U.S. and we are expanding our manufacturing capabilities to meet this demand. We believe that demand for Strattice is likely to increase further following our planned launch in European markets in 2009. We currently expect the sales of Strattice, and to a lesser degree, Alloderm, to be constrained by our ability to manufacture sufficient quantities to meet demand during the first quarter of 2009. The manufacture of both products is conducted exclusively at our sole manufacturing facility in Branchburg, New Jersey. We are currently validating a new manufacturing suite in our existing facility that will be operational by the end of the first quarter of 2009. In the event that our manufacturing expansion plans are insufficient to meet expanding demand for our products, our revenue growth could be negatively impacted. Also, any temporary or permanent facility shut-down caused by casualty (property damage caused by fire or other perils), regulatory action, or other unexpected interruptions could cause a significant disruption in our ability to supply our regenerative tissue products, which would impair our LifeCell revenue growth.

All of LifeCell's operations are currently conducted at our New Jersey location. We take precautions to safeguard the facility, including security, health and safety protocols and off-site backup and storage of electronic data. Additionally, we maintain property insurance that includes coverage for business interruption. However, a natural disaster such as a fire or flood could affect our ability to maintain ongoing operations and cause us to incur additional expenses. Insurance coverage may not be adequate to fully cover losses in any particular case. Accordingly, damage to the facility or other property due to fire, flood or other natural disaster or casualty event could materially and adversely affect our revenues and results of operations.

Changes in U.S. and international reimbursement regulations, policies and rules, or their interpretation, could reduce the reimbursement we receive for and adversely affect the demand for our products.

The demand for our products is highly dependent on the regulations, policies and rules of third-party payers in the U.S. and internationally, including the U.S. Medicare and Medicaid programs, as well as private insurance and managed care organizations that reimburse us for the sale and rental of our products. If coverage or payment regulations, policies or rules of existing third-party payers are revised in any material way in light of increased efforts to control healthcare spending or otherwise, the amount we may be reimbursed or the demand for our products may decrease, or the costs of furnishing or renting our products could increase. One example of such a change is the new Medicare competitive bidding program discussed below.

In the U.S., the reimbursement of our products by Medicare is subject to review by government contractors that administer payments under federal healthcare programs. These contractors are delegated certain authority to make local or regional determinations and policies for coverage and payment of durable medical equipment, or DME, and related supplies in the home. Adverse interpretation or application of Medicare contractor coverage policies, adverse administrative coverage determinations or changes in coverage policies can lead to denials of our claims for payment and/or requests to recoup alleged overpayments made to us for our products. Such adverse determinations and changes can often be challenged only through an administrative appeals process.

From time to time, we have been engaged in dialogue with the medical directors of the various Medicare contractors in order to clarify the local coverage policy for NPWT which has been adopted in each of the four Medicare DME jurisdictions. In some instances the medical directors have indicated that their interpretation of the NPWT coverage policy differs from ours. Although we have informed the contractors and medical directors of our positions and billing practices, our dialogue has yet to resolve all open issues. In the event that our interpretations of NPWT coverage policies in effect at any given time do not prevail, we could be subject to recoupment or refund of all or a portion of any disputed amounts as well as penalties, which could exceed our related revenue realization reserves, and could negatively impact our V.A.C. Medicare revenue.

In addition, the current Medicare NPWT coverage policy instructs the Medicare contractors to initially deny payment for any V.A.C. placements that have extended beyond four months in the home; however, the policy allows for us to appeal such non-payment on a claim-by-claim basis. As of December 31, 2008, we had approximately $15.0 million in outstanding receivables from the Centers for Medicare and Medicaid Services, or CMS, relating to Medicare V.A.C. placements that have extended beyond four months in the home, including both unbilled items and claims where coverage or payment was initially denied. We are in the process of submitting all unbilled claims for payment and appealing the remaining claims through the appropriate administrative appeals processes necessary to obtain payment. We may not be successful in collecting these amounts. Further changes in policy or adverse determinations may result in increases in denied claims and outstanding receivables. In addition, if our appeals are unsuccessful and/or there are further policy changes, we may be unable to continue to provide the same types of services that are represented by these disputed types of claims in the future.

If we are unable to obtain expanded reimbursement for V.A.C. Therapy systems in foreign jurisdictions, our international expansion plans could be delayed and our plans for growth could be negatively impacted.

We are continuing our efforts to obtain reimbursement for V.A.C. Therapy systems and related disposables in foreign jurisdictions. These efforts have resulted in varying levels of reimbursement from private and public payers in Germany, Austria, the Netherlands, Switzerland, Canada, South Africa, Australia and the UK, mainly in the acute care setting. In these jurisdictions and others outside the U.S., we continue to seek expanded homecare reimbursement, which we believe is important in order to increase the demand for V.A.C. Therapy systems and related disposables in these markets. If we are unable to obtain expanded reimbursement, our international expansion plans could be delayed and our plans for growth could be negatively impacted.

In Japan, obtaining regulatory and reimbursement approvals from the Japanese governmental authorities are important to a successful broad-based launch of V.A.C. Therapy systems in Japan. We have reported results from our Japanese V.A.C. clinical trials and, in 2008, we submitted the required dossiers for regulatory approval. Based on our discussions with the Japanese regulatory authorities, we expect to receive initial regulatory approval for V.A.C. Therapy systems in 2009. We will submit applications to the Japanese Ministry of Health and Welfare (MHLW) for acute care reimbursement of V.A.C. Therapy, contingent on timely regulatory approval. Our plans for commercialization in Japan contemplate obtaining acute care reimbursement in 2010. In the event that we are unable to obtain regulatory and/or reimbursement approvals in 2009 and 2010, respectively, it is likely that we would not be able to obtain acute care reimbursement of the V.A.C. Therapy system in Japan until at least 2012, which would significantly delay our launch plans and our overall international expansion.

In Germany, we now receive reimbursement for the V.A.C. Therapy systems in the acute care setting. We are currently seeking expanded homecare reimbursement as part of our growth plans in Germany. We are working with the German government and several German insurance agencies to design two clinical trials and a registry for the purposes of assessing payment and coverage for V.A.C. Therapy. Initial patient enrollment is expected in the third quarter of 2009 with all studies concluding in 2011. Our goal is to achieve broad-based homecare reimbursement in Germany by 2012. However, if our clinical trials are unsuccessful or are only marginally successful, it is possible that V.A.C. Therapy systems could receive limited reimbursement or none at all in the home care setting. If we are unable to obtain expanded homecare reimbursement in Germany, our growth plans in Germany could be substantially limited.

U.S. Medicare reimbursement of competitive products and the implementation of the Medicare competitive bidding program could reduce the reimbursement we receive and could adversely affect the demand for our V.A.C. Therapy systems in the U.S.

From time to time, Medicare publishes reimbursement policies and rates that may unfavorably affect the reimbursement and market for our products. Since 2005, Medicare has assigned NPWT reimbursement codes to several devices being marketed to compete with V.A.C. Therapy systems. Due to the introduction of new competitive products, CMS and other third-party payers could attempt to reduce reimbursement rates on NPWT or its various components, which may reduce our revenue. Increased competition and any resulting reduction in reimbursement could materially and adversely affect our business and operating results.

Beginning in July 2007, a Medicare competitive bidding program affecting our V.A.C. Therapy homecare business was delayed and significantly modified by the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), enacted by Congress on July 15, 2008. MIPPA exempted NPWT from the first round of competitive bidding, terminated all supplier contracts for NPWT previously awarded by CMS in the first round of competitive bidding, delayed implementation of the first round of competitive bidding until at least January 2010 and of the second round of competitive bidding until at least January 2011. The law also defers competitive bidding for NPWT until at least January 2011 and imposes a 9.5% price reduction for all U.S. Medicare placements of equipment as of January 2009. The 9.5% reduction in reimbursement will result in lower Medicare reimbursement levels for our products in 2009 and beyond. We estimate the V.A.C. rentals and sales to Medicare beneficiaries subject to the Medicare reimbursement reduction will negatively impact our 2009 revenue by approximately 1.0%, compared to pre-2009 reimbursement levels.

U.S. Medicare reimbursement changes applicable to facilities that use our products, such as hospitals and skilled nursing facilities, could reduce the reimbursement we receive for and adversely affect the demand for our products.

In August 2006, CMS finalized new provisions for the hospital inpatient prospective payment system, or IPPS, for the 2007 federal fiscal year, which included a significant change in the manner in which it determines the underlying relative weights used to calculate the diagnosis-related group, or DRG, payment amount. For federal fiscal year 2007, CMS began to phase-in the use of hospital costs rather than hospital charges for the DRG relative weight determination. This change is to phase-in ratably over three years with the full phase-in to be completed in federal fiscal year 2009. We expect that these and other changes to the DRG reimbursement system will restructure the inpatient DRGs to account more fully for the severity of patient illness. As a result, payments are expected to increase for hospitals serving more severely ill patients and decrease for those serving patients who are less severely ill. These changes will be phased in over two years. The fiscal year 2009 IPPS final rule, issued in 2008, announced the completion of the transition to the severity-adjusted DRGs. The changes to IPPS reimbursement procedures could place downward pressure on prices paid by acute care hospitals to KCI and adversely affect the demand for our products used for inpatient services.

The initiation by U.S. and foreign healthcare, safety and reimbursement agencies of periodic inspections, assessments or studies of the products, services and billing practices we provide could lead to reduced public reimbursement or the inability to obtain reimbursement and could result in reduced demand for our products.

Due to the increased scrutiny and publicity of rising healthcare costs, we may be subject to future assessments or studies by U.S. and foreign healthcare, safety and reimbursement agencies, which could lead to changes in reimbursement policies that adversely affect our business. We are also currently subject to multiple technology assessments related to our V.A.C. Therapy systems in foreign countries where we conduct business. Any unfavorable results from these evaluations or technology assessments could result in reduced reimbursement or prevent us from obtaining reimbursement from third-party payers and could reduce the demand or acceptance of our V.A.C. Therapy systems.

The U.S. Department of Health and Human Services Office of Inspector General, or OIG, initiated a study on NPWT in 2005. As part of the 2005 study, KCI provided the OIG with requested copies of our billing records for Medicare V.A.C. placements. In June 2007, the OIG issued a report on the NPWT study including a number of findings and recommendations to CMS. The OIG determined that substantially all V.A.C. claims met supplier documentation requirements; however, they were unable to conclude that the underlying patient medical records fully supported the supplier documentation in 44% of the claims, which resulted in an OIG estimate that approximately $27 million in improper payments may have been made on NPWT claims in 2004. The purpose of the OIG report is to make recommendations for potential Medicare program savings to CMS, but it did not constitute a formal recoupment action. This report may result in increased audits and/or demands by Medicare, its regional contractors and other third-party payers for refunds or recoupments of amounts previously paid to us which could have a material adverse effect on our financial condition and results of operations.

The most recent publication of the OIG's Work Plan for 2009 includes several projects that could affect our business. Specifically, the OIG indicated it plans to assess the range of acquisition prices for NPWT pumps and supplies by suppliers and compare the median supplier purchase price against the amount Medicare reimburses such suppliers for those items. It is possible that the OIG could use pricing data received by CMS from NPWT suppliers as part of the competitive bidding application process, to ascertain the range of supplier purchase prices for the pump. If the OIG finds that Medicare reimbursement for the pump significantly exceeds the median supplier purchase price, CMS could use this data to lower Medicare reimbursement for the pump through the agency's inherent reasonableness authority.

The OIG has also reiterated that it plans to continue to review DME suppliers' use of certain claims modifiers to determine whether the underlying claims made appropriate use of such modifiers when billing to Medicare. Under the Medicare program, a DME supplier may use these modifiers to indicate that it has the appropriate documentation on file to support its claim for payment. Upon request, the supplier may be required to provide this documentation; however, recent reviews by Medicare regional contractors have indicated that some suppliers have been unable to furnish this information. The OIG intends to continue its work to determine the appropriateness of Medicare payments for certain DME items, including wound care equipment, by assessing whether the suppliers' documentation supports the claim, whether the item was medically necessary, and/or whether the beneficiary actually received the item. The OIG also plans to review DME that is furnished to patients who are receiving home health services to determine whether the DME is properly billed separately from the home health agency's reimbursement. In the event that these initiatives result in any assessments respecting KCI claims, we could be subject to material refunds, recoupments or penalties. Such initiatives could also lead to further changes to reimbursement or documentation requirements for our products, which could be costly to administer. The results of U.S. or foreign government agency studies could factor into governmental or private reimbursement or coverage determinations for our products, and could result in changes to coverage or reimbursement rules which could reduce the amounts we collect for our products and have a material adverse effect on our business.

We may be subject to claims audits that could harm our business and financial results.

As a healthcare supplier, we are subject to claims audits by government regulators, contractors and private payers. We are subject to extensive government regulation, including laws regulating reimbursement under various government programs. Our documentation, billing and other practices are subject to scrutiny by regulators, including claims audits. To ensure compliance with U.S. reimbursement regulations, the Medicare regional contractors and other government contractors periodically conduct audits of billing practices and request medical records and other documents to support claims submitted by us for payment of services rendered to our customers. Such audits may also be initiated as a result of recommendations made by government agencies, such as those in the June 2007 OIG report.

In August 2007, KCI received requests from a Medicare Region A Recovery Audit Contractor, or RAC, covering 180 previously-paid claims submitted between 2004 and 2005, which KCI responded to in a timely manner. The RAC audit initial findings were that approximately 29% of the claims subject to this audit were inappropriately paid resulting in a recoupment of these previously-paid claims by Medicare. We have disputed and appealed these results and have subsequently received payment on approximately half of the disputed claims. The remaining claims subject to the audit are still in the appeals process.

In December 2007, the Medicare Region B DMAC initiated a pre-payment review of all NPWT claims for the second and third months of treatment submitted by all providers, including KCI. The pre-payment review was suspended by the Medicare Region B DMAC in the first quarter of 2008. KCI has responded to these claim review requests and has received reimbursement for many of the claims subject to review. The remaining claims subject to the audit are still in the appeals process.

In July 2008, the DMAC for Region B notified KCI of a post-payment audit of claims paid during the second quarter of 2008. The DMAC requested information on 98 NPWT claims for patients treated with KCI's V.A.C. Therapy. In addition to KCI's records, the DMAC requested relevant medical records supporting the medical necessity of the V.A.C. and related supplies and quantities being billed. We submitted all of the requested documentation in a timely manner and have received an initial report indicating that approximately 41% of the claims subject to this audit were inappropriately paid, which may result in future recoupments by Medicare. We plan to dispute these audit findings and as is customary with activities of this type, we will exhaust all administrative remedies and appeals to support the claims billed.

In addition, our agreements with private payers commonly provide that payers may conduct claims audits to ensure that our billing practices comply with their policies. These audits can result in delays in obtaining reimbursement, denials of claims, or demands for significant refunds or recoupments of amounts previously paid to us.

We could be subject to governmental investigations regarding the submission of claims for payment for items and services furnished to federal and state healthcare program beneficiaries.

There are numerous rules and requirements governing the submission of claims for payment to federal and state healthcare programs. In many cases, these rules and regulations are not very clear and have not been interpreted on any official basis by government authorities. If we fail to adhere to these requirements, the government could allege we are not entitled to payment for certain claims, and may seek to recoup past payments made. Governmental authorities could also take the position that claims we have submitted for payment violate the federal False Claims Act. The recoupment of alleged overpayments and/or the imposition of penalties or exclusions under the federal False Claims Act or similar state provisions could result in a significant loss of reimbursement and/or the payment of significant fines and may have a material adverse effect on our operating results. Even if we were ultimately to prevail, an investigation by governmental authorities of the submission of widespread claims in non-compliance with applicable rules and requirements could have a material adverse impact on our business as the costs of addressing such investigations could be significant.

In February 2009, we received a subpoena from the OIG seeking records regarding our billing practices under the local coverage policies of the four regional DMACs. We are in discussions with the government regarding the scope of the subpoena and the timing of our response. We intend to cooperate with the government's review. The review is in its initial stages and we cannot predict the time frame in which it will be resolved. For a description of other risks relating to governmental review and investigation of our businesses, see each of the risk factors entitled "*The initiation by U.S. and foreign healthcare, safety and reimbursement agencies of periodic inspections, assessments or studies of the products, services and billing practices we provide could lead to reduced public reimbursement or the inability to obtain reimbursement and could result in reduced demand for our products*;" "*We may be subject to claims audits that could harm our business and financial results*;" and "*We could be subject to governmental investigations under the Anti-Kickback Statute, the Stark Law, the federal False Claims Act or similar state laws with respect to our business arrangements with prescribing physicians and other healthcare professionals*."

We could be subject to governmental investigations under the Anti-Kickback Statute, the Stark Law, the federal False Claims Act or similar state laws with respect to our business arrangements with prescribing physicians and other healthcare professionals.

The U.S. federal government has significantly increased investigations of medical device manufacturers with regard to alleged kickbacks and other forms of remuneration to healthcare professionals who use and prescribe their products. Such investigations often arise based on allegations of violations of the federal Anti-Kickback Statute, which prohibits the offer, payment solicitation or receipt of remuneration of any kind if even one purpose of such remuneration is to induce the recipient to use, order, refer, or recommend or arrange for the use, order or referral of any items or services for which payment may be made in whole or in part under a federal or state healthcare program. A number of states have passed similar laws, some of which apply even more broadly than the federal Anti-Kickback Statute because they are not limited to federal or state reimbursed items or services and apply to items and services that may be reimbursed by any payer.

Federal authorities have also increased enforcement with regard to the federal physician self-referral and payment prohibitions, commonly referred to as the Stark Law. If any of our business arrangements with physicians who prescribe our DME homecare products for Medicare or Medicaid beneficiaries are found not to comply with the Stark Law, the physician is prohibited from ordering Medicare or Medicaid covered DME from us, and we may not present a claim for Medicare or Medicaid payment for such items. Reimbursement for past orders from such a physician could also be subject to recoupment.

We have numerous business arrangements with physicians and other potential referral sources, including but not limited to arrangements whereby physicians provide clinical research services to KCI, serve as consultants to KCI, or serve as speakers for training, educational and marketing programs provided by KCI. Many of these arrangements involve payment for services or coverage of, or reimbursement for, common business expenses (such as meals, travel and accommodations) associated with the arrangement. Although we believe these arrangements or the remuneration provided thereunder, in no way violate the Anti-Kickback Statute, the Stark Law or similar state laws, governmental authorities could attempt to take the position that one or more of these arrangements, or the payments or other remuneration provided thereunder, violates these statutes or laws. In addition, if any of our arrangements were found to violate such laws, federal authorities or whistleblowers could take the position that our submission of claims for payment to a federal healthcare program for items or services realized as a result of such violations also violate the federal False Claims Act. Imposition of penalties or exclusions for violations of the Anti-Kickback Statute, the Stark Law or similar state laws could result in a significant loss of reimbursement and may have a material adverse effect on our financial condition and results of operations. Even the assertion of a violation under any of these provisions could have a material adverse effect on our financial condition and results of operations.

We could be subject to increased scrutiny in states where we furnish items and services to Medicaid beneficiaries that may result in refunds or penalties.

Recent federal cuts to state administered healthcare programs, particularly Medicaid, have also increased enforcement activity at the state level under both federal and state laws. In 2006, CMS released its initial comprehensive Medicaid Integrity Plan, a national strategy to detect and prevent Medicaid fraud and abuse. This new program will work to identify, recover and prevent inappropriate Medicaid payments through increased review of suppliers of Medicaid services. KCI could be subjected to such reviews in any number of states. Such reviews could result in demands for refunds or assessments of penalties against KCI, which could have a material adverse impact on our financial condition and results of operations.

Failure of any of our randomized and controlled studies or a third-party study or assessment to demonstrate the clinical efficacy of our products may reduce physician usage or result in pricing pressures which could have a negative impact on business performance.

For the past several years, we have been conducting a number of clinical studies designed to test the efficacy of V.A.C. Therapy across targeted wound types. We expect additional clinical studies related to our V.A.C. Therapy and our regenerative tissue products in the future. A successful clinical trial program is necessary to maintain and increase revenue from our products, in addition to supporting and maintaining third-party reimbursement of these products in the U.S. and abroad, particularly in Europe and Canada. If, as a result of poor design, implementation or otherwise, a clinical trial conducted by us or others fails to demonstrate statistically significant results supporting the efficacy or cost effectiveness of our products, physicians may elect not to use our products as a treatment for medical conditions that may benefit from our products. Furthermore, in the event of an adverse clinical trial outcome, our products may not achieve "standard-of-care" designations for the conditions in question, which could deter the adoption of our products. If we are unable to develop a body of statistically significant evidence from our clinical trial program, whether due to adverse results or the inability to complete properly designed studies, domestic and international public and private payers could refuse to cover our products, limit the manner in which they cover our products, or reduce the price they are willing to pay or reimburse for our products.

Because we depend upon a limited group of suppliers and, in some cases, exclusive suppliers for products essential to our business, we may incur significant product development costs and experience material delivery delays if we lose any significant supplier, which could materially impact our rental and sales of V.A.C. Therapy systems, related disposables, therapeutic support systems products and regenerative medicine products.

We obtain some of our finished products and components from a limited group of suppliers. In particular, Avail Medical Products, Inc., a subsidiary of Flextronics International Ltd. is our sole third-party supplier of packaged V.A.C. disposables. V.A.C. Therapy cannot be administered without the appropriate use of our V.A.C. units in conjunction with the related V.A.C. disposables. Total V.A.C. rental and sales revenue represented approximately 74.2% of our total revenue for the year ended December 31, 2008, of which sales of V.A.C. disposables represented approximately 24.0% of total revenue for the same period. While we have the flexibility under our agreement with Avail to manufacture and package V.A.C. disposables internally, any disruption in Avail's supply of V.A.C. disposables resulting in a shortage of disposables would inevitably cause our revenue to decline and, if material or continued, a shortage may also reduce our market position.

Effective November 2007, we entered into a supply agreement with Avail, which was subsequently amended as of July 31, 2008. The agreement has a term of five years through November 2012 and is renewable annually for an additional twelve-month period in November of each year, unless either party gives notice to the contrary three-months or more prior to the expiration of the then-current term. We require Avail to maintain duplicate manufacturing facilities, tooling and raw material resources for the production of our disposables in different locations to decrease the risk of supply interruptions from any single Avail manufacturing facility. However, should Avail or Avail's suppliers fail to perform in accordance with their agreements and our expectations, our supply of V.A.C. disposables could be jeopardized, which could negatively impact our V.A.C. revenue. The terms of the supply agreement provide that key indicators be provided to us that would alert us to Avail's inability to perform under the agreement. Should Avail have any difficulty performing under the agreement, we have increased flexibility to manufacture and package V.A.C. disposables. Our manufacturing plant in Ireland currently manufactures our V.A.C. Therapy units for our global markets which had previously been manufactured in our San Antonio, Texas and United Kingdom plants. Additionally, beginning in 2009, the Ireland plant will start manufacturing our disposable supplies which were previously supplied by Avail Medical. However, any down time between manufacturing cycles could cause a shortfall in supply. We maintain an inventory of disposables sufficient to support our business for approximately seven weeks in the U.S. and nine weeks in Europe. In the event that we are unable to replace a shortfall in supply, our revenue could be negatively impacted in the short term.

Avail relies exclusively on Foamex International, Inc. for the supply of foam used in the V.A.C. disposable dressings. We also contract exclusively with Noble Fiber Technologies, LLC for the supply of specialized silver-coated foam for use in our line of silver dressings and with Dielectrics, Inc. for the supply of specialized bridge dressings for use in our line of specialized dressings for diabetic foot ulcers. In the event that Foamex, Noble or Dielectrics experiences manufacturing interruptions, our supply of specialized V.A.C. dressings could be jeopardized. If we are required but unable to timely procure alternate sources for these components at an appropriate cost, our ability to obtain the raw material resources required for our V.A.C. disposables could be compromised, which would have a material adverse effect on our entire V.A.C. Therapy business.

In prior years, Stryker Medical was our sole supplier of frames used to manufacture our KinAir IV, TheraPulse and TriaDyne Proventa framed surface products. Stryker Medical ceased supplying frames to us in 2007. We estimate that our current inventory levels will provide sufficient frames for the next 1-2 years. Management is currently exploring specific supply alternatives to address our future supply requirements.

Our biologic soft tissue repair product business is dependent on the availability of donated human cadaveric tissue. We currently receive human tissue from U.S. tissue banks and organ procurement organizations. Over the past few years, demand for our products has increased substantially and thus our requirements for donor tissue have also increased substantially. Although we have met such demand and have established what we believe to be adequate sources of donated human tissue to satisfy the expected demand for human tissue products in the foreseeable future, we cannot be sure that donated human cadaveric tissue will continue to be available at current levels or will be sufficient to meet our future needs. If current sources can no longer supply human cadaveric tissue or the requirements for human cadaveric tissue exceed their current capacity, we may not be able to locate other sources on a timely basis, or at all.

Additionally, Midwest Research Swine ("MRS") is our sole supplier of porcine tissue. MRS is supplied by three separate breeding herd farms that are isolated for biosecurity. We are currently exploring additional supply alternatives to address our future supply requirements.

Any significant interruption in the availability of human cadaveric tissue or porcine tissue or in our ability to process this tissue would likely cause us to slow down the distribution of regenerative medicine products, which could adversely affect our ability to supply the needs of our customers and materially and adversely affect our results of operations.

We may not be able to maintain our competitive advantages if we are not able to attract and retain key personnel.

Our future success depends to a significant extent on our ability to attract and retain key members of our executive, technical, sales, marketing and engineering staff. While we have taken steps to retain such key personnel, there can be no assurance that we will be able to retain the services of individuals whose knowledge and skills are important to our businesses. Our success also depends on our ability to prospectively attract, expand, integrate, train and retain qualified management, technical, sales, marketing and engineering personnel. Because the competition for qualified personnel is intense, costs related to compensation and retention could increase significantly in the future.

Our international business operations are subject to risks that could adversely affect our operating results.

Our operations outside the U.S., which represented approximately $525.2 million, or 28.0%, of our total revenue for the year ended December 31, 2008 and $459.7 million, or 28.6%, of our total revenue for the year ended December 31, 2007, are subject to certain legal, regulatory, social, political, and economic risks inherent in international business operations, including, but not limited to:

- less stringent protection of intellectual property in some countries outside the U.S.;
- trade protection measures and import and export licensing requirements;
- changes in foreign regulatory requirements and tax laws;
- violations of the Foreign Corrupt Practices Act of 1977, and similar local commercial bribery and anti-corruption laws in the foreign jurisdictions in which we do business;
- changes in foreign medical reimbursement programs and policies, and other healthcare reforms;
- political and economic instability;
- complex tax and cash management issues;
- potential tax costs associated with repatriating cash from our non-U.S. subsidiaries; and
- longer-term receivables than are typical in the U.S., and greater difficulty of collecting receivables in certain foreign jurisdictions.

We are exposed to fluctuations in currency exchange rates that could negatively affect our operating results.

Because a significant portion of our business is conducted outside the U.S., we face exposure to adverse movements in foreign currency exchange rates related to the value of the U.S. dollar. While we enter into foreign exchange forward contracts designed to reduce the short-term impact of foreign currency fluctuations, we cannot eliminate the risk, which may adversely affect our expected results.

Changes in effective tax rates or tax audits could adversely affect our results.

Our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are subject to the routine examination of our income tax returns by the Internal Revenue Service and other tax authorities, which, if adversely determined could negatively impact our operating results.

If we fail to comply with the extensive array of laws and regulations that apply to our business, we could suffer civil or criminal penalties or be required to make significant changes to our operations that could reduce our revenue and profitability.

We are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to among other things:

- billing practices;
- product pricing and price reporting;
- quality of medical equipment and services and qualifications of personnel;
- confidentiality, maintenance and security of patient medical records;
- marketing and advertising, and related fees and expenses paid; and
- business arrangements with other providers and suppliers of healthcare services.

For example, the Health Insurance, Portability and Accountability Act of 1996 defines two new federal crimes: (i) healthcare fraud and (ii) false statements relating to healthcare matters, the violation of which may result in fines, imprisonment, or exclusion from government healthcare programs. Further, under separate statutes, any improper submission of claims for payment, causing any claims to be submitted that are "not provided as claimed," or improper price reporting for products, may lead to civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federally funded state health programs. We are subject to numerous other laws and regulations, the application of which could have a material adverse impact on our operating results.

We are subject to regulation by the FDA, and its foreign counterparts that could materially reduce the demand for and limit our ability to distribute our products and could cause us to incur significant compliance costs.

The production and marketing of substantially all of our products and our ongoing research and development activities are subject to regulation by the FDA and its foreign counterparts. Complying with FDA requirements and other applicable regulations imposes significant costs on our operations. If we fail to comply with applicable regulations or if postmarket safety issues arise, we could be subject to enforcement sanctions, our promotional practices may be restricted, and our marketed products could be subject to recall or otherwise impacted. Each of these potential actions could result in a material adverse effect on our operating results.

In July 2008, KCI initiated a voluntary device recall on InfoV.A.C. canisters in order to correct a tubing connection occlusion occurring in specified lots. We notified the FDA of the voluntary recall and have provided customers with the replacement of affected canisters. As our main V.A.C. canister supplier will reimburse us for the majority of the costs to replace these recalled canisters, we do not expect the recall to materially impact our revenue or cost of sales. Any defects that warrant material or widespread product recalls in the future could have a material adverse effect on our operating results.

In October 2008, LifeCell received a warning letter from the FDA identifying certain non-compliance with Good Manufacturing Practice ("GMP") in the manufacture of our Strattice/LTM product. This warning letter arose from a recent FDA inspection of our manufacturing facility that led to the issuance of a Form 483, in which the FDA identified certain observed non-compliance with GMP in the manufacture of Strattice/LTM and non-compliance with Good Tissue Practice ("GTP"), in the processing of AlloDerm. LifeCell provided a written response to the Form 483 describing proposed corrective actions to address the observations, which was followed by the warning letter from the FDA. The warning letter indicated that LifeCell's proposed corrective actions in the 483 response did not adequately resolve all of the issues identified by the FDA related to Strattice/LTM, and states that failure to comply may result in regulatory action such as seizure, injunction, and/or civil money penalties without further notice. The warning letter requested explanation of how we plan to prevent GMP violations from occurring in the future, and that we supply documentation of corrective actions taken. LifeCell provided the FDA with a written response to the warning letter in November 2008 detailing corrective actions taken, and proposing additional corrective actions. Since that time, LifeCell has provided periodic updates to the FDA on our implementation of the corrective action plan. We are currently in dialogue with the FDA regarding the corrective actions. While we believe that this matter can be resolved in the course of discussions with the FDA, we cannot give assurance that the FDA will not take regulatory action or that the warning letter will not have a material impact on our business. While the warning letter did not cite any of the GTP observations relating to AlloDerm, we have not received notice that the FDA's observations with regards to AlloDerm have been resolved.

In addition, new FDA guidance and new and amended regulations that regulate the way we do business may occasionally result in increased compliance costs. In 2006, the FDA published notice of its intent to implement new dimensional requirements for hospital bed side rails that may require us to change the size of openings in new side rails for some of our surface products. Over time, related market demands might also require us to retrofit products in our existing rental fleet, and more extensive product modifications might be required if the FDA decides to eliminate certain exemptions in their proposed guidelines. In 2007, standardization agencies in Europe and Canada adopted the revised standard, IEC 60601, requiring labeling and electro-magnetic compatibility modifications to several product lines in order for them to remain state-of-the-art. Listing bodies in the U.S. are expected to adopt similar revised standards in 2010. Each of these revised standards will entail increased costs relating to compliance with the new mandatory requirements that could adversely affect our operating results.

If our future operating results do not meet our expectations or those of our investors or the equity research analysts covering us, the trading price of our common stock could fall dramatically.

We have experienced and expect to continue to experience fluctuations in revenue and earnings for a number of reasons, including:

- the level of acceptance of our V.A.C. Therapy systems and regenerative medicine products by customers and physicians;
- the type of indications that are appropriate for regenerative medicine products or V.A.C. Therapy and the percentages of wounds that are considered good candidates for V.A.C. Therapy;
- our ability to expand the use of our products into additional geographic markets;
- third-party government or private reimbursement policies with respect to V.A.C. Therapy and competing products;
- clinical studies that may be published regarding the efficacy of V.A.C. Therapy, including studies published by our competitors in an effort to challenge the efficacy of the V.A.C.;
- changes in the status of GPO contracts or national tenders for our therapeutic support systems;
- our ability to successfully combine the LifeCell and KCI businesses and achieve estimated synergies;
- developments or any adverse determination in litigation;
- new or enhanced competition in our primary markets; and
- our ability to adjust spending in a time-effective manner to compensate for any unexpected revenue shortfall.

We believe that the trading price of our common stock is based, among other factors, on our expected rates of growth in revenue and earnings per share. If we are unable to realize growth rates consistent with our expectations or those of our investors or the analysts covering us, we would expect to realize a decline in the trading price of our stock. Historically, domestic V.A.C. unit growth has been somewhat seasonal with a slowdown in V.A.C. rentals beginning in the fourth quarter and continuing into the first quarter, which we believe is caused by year-end clinical treatment patterns. LifeCell has also historically experienced a similar seasonal slowing of sales in the third quarter of each year. The adverse effects on our business arising from seasonality may become more pronounced in future periods as the market for V.A.C. Therapy systems matures and V.A.C. Therapy growth rates decrease.

Because our staffing and operating expenses are based on anticipated revenue levels, and because a high percentage of our costs are fixed, decreases in revenue or delays in the recognition of revenue could cause significant variations in our operating results from quarter to quarter. This could also cause a significant decline in the trading price of our stock.

Adverse changes in general domestic and global economic conditions and instability and disruption of credit markets could adversely affect our operating results, financial condition or liquidity.

We are subject to risks arising from adverse changes in general domestic and global economic conditions, including recession or economic slowdown and disruption of credit markets. The credit and capital markets have recently experienced extreme volatility and disruption. The strength of the U.S. and global economy has become increasingly uncertain, and the prospects for a period of prolonged recession or slower growth appear strong. We believe that the turbulence in the financial markets, liquidity crisis and general economic uncertainties have made it more difficult and more expensive for hospitals and health systems to obtain credit, and may contribute to pressures on operating margin, resulting from rising supply costs, reduced investment income and philanthropic giving, reimbursement pressure, reduced elective healthcare spending and uncompensated care. In addition, the general economic uncertainties may decrease the demand for elective surgeries, and consequently, the demand for our products, which are partly dependent upon hospital census, or the number of patients being treated in hospitals, whether due to elective or non-elective procedures.

The disruption in the credit markets could impede our access to capital, which could be further adversely affected if we are unable to maintain our current credit ratings. Should we have limited access to additional financing sources, we may need to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms if at all.

All of these factors related to the global economic situation, which are beyond our control, could negatively impact our business, results of operations, financial condition and liquidity.

We are exposed to product liability claims for which product liability insurance may be inadequate and therefore could materially and adversely affect our revenues and results of operations.

Our businesses expose us to product liability risks inherent in the testing, manufacturing, marketing and use of medical products. LifeCell is currently named as a defendant in a number of lawsuits that are related to the distribution of its products, including multiple lawsuits relating to certain human-tissue based products because the organization that recovered the tissue, Biomedical Tissue Services, Ltd., may not have followed FDA requirements for donor consent and/or screening to determine if risk factors for communicable diseases existed. Although LifeCell has stated it intends to vigorously defend against these actions, and KCI intends to continue vigorously defending against these actions, there can be no assurance that we will prevail. We maintain product liability insurance; however, we cannot be certain that:

- the level of insurance will provide adequate coverage against potential liabilities;
- the type of claim will be covered by the terms of the insurance coverage;
- adequate product liability insurance will continue to be available in the future; or
- the insurance can be maintained on acceptable terms.

The legal expenses associated with defending against product liability claims and the obligation to pay a product liability claim in excess of available insurance coverage would increase operating expenses and could materially and adversely affect our results of operations and financial position.

The FDA could disagree with our conclusion that AlloDerm, GraftJacket and Repliform products satisfy FDA requirements for regulation solely as human tissue. If the FDA were to impose medical device or biologic regulation on one or more of these products, it would adversely affect our marketing and therefore our financial condition and results of operations could be materially and adversely affected.

We believe that the AlloDerm, GraftJacket and Repliform products satisfy FDA requirements to be considered Human Cellular and Tissue-based Products (HCT/P) eligible for regulation solely as human tissue, and therefore, we have not obtained prior FDA clearance or approval for commercial distribution of these products. If the FDA were to disagree with our determination as to any of these products, or were to prospectively alter the requirements for HCT/P eligibility, the agency could prohibit the marketing of these products until we met stringent medical device or biologic premarket clearance or approval requirements, which could include obtaining extensive supporting clinical data. In that event, our financial condition and results of operations and cash flows could be materially and adversely affected.

We may not be able to obtain required premarket clearance or approval of our products for new intended uses, resulting in an adverse impact on our financial condition and results of operations.

Our determination that AlloDerm, GraftJacket and Repliform products are eligible for regulation as HCT/P's is limited to their current intended uses. In the future, we may wish to market AlloDerm, GraftJacket and Repliform for new intended uses. Based on such new uses, our products may also be regulated as medical devices or biologics, requiring premarket clearance or approval and adherence to FDA medical device or biologic regulations. Additionally, the FDA could prohibit distribution of existing products for new uses until clearance or approval is obtained. We cannot assure that clearance or approval for new uses of existing products, or new products could be obtained in a timely fashion, or at all. Such clearance or approval process could include a requirement to provide extensive supporting clinical data.

Even if a device receives 510(k) clearance, such as our Strattice product, any modification we may wish to make that could significantly affect its safety or effectiveness or that would constitute a major change in the intended use of the device will require a new 510(k) submission or, possibly, a pre-market approval application. The FDA could prohibit distribution of the modified product until clearance or approval is obtained. We do not know if clearance or approval could be obtained in a timely fashion, or at all. Such clearance or approval process could include a requirement to provide extensive supporting clinical data.

Our financial condition and results of operations and cash flows could be materially and adversely affected by a change in the regulatory classification of our products resulting in a disruption in our ability to market such products and the expense associated with providing extensive clinical data, if required by the FDA.

The National Organ Transplant Act ("NOTA") could be interpreted in a way that could reduce our revenues and income in the future.

Procurement of certain human organs and tissue for transplantation is subject to the restrictions of NOTA, which prohibits the acquisition of certain human organs, including skin and related tissue for valuable consideration, but permits the reasonable payment of costs associated with the removal, transportation, implantation, processing, preservation, quality control and storage of human tissue, including skin. We reimburse tissue banks for expenses incurred that are associated with the recovery and transportation of donated cadaveric human skin that the tissue bank processes and distributes. In addition to amounts paid to tissue banks to reimburse them for their expenses associated with the procurement and transportation of human skin, we include in our pricing structure certain costs associated with:

- tissue processing;
- tissue preservation;
- quality control and storage of the tissue; and
- marketing and medical education expenses.

NOTA payment allowances may be interpreted to limit the amount of costs and expenses that we may recover in our pricing for our products, thereby negatively impacting our future revenues and profitability. If we are found to have violated NOTA's prohibition on the sale of human tissue, we also are potentially subject to criminal enforcement sanctions which may materially and adversely affect our results of operations.

Certain of our products contain donated human cadaveric tissue and therefore have the potential for disease transmission which may result in patient claims.

AlloDerm, GraftJacket, AlloCraftDBM and Repliform contain donated human cadaveric tissue. The implantation of tissue products derived from donated cadaveric tissue creates the potential for transmission of communicable disease. Although we comply with federal and state regulations and voluntary AATB guidelines intended to prevent communicable disease transmission, and our tissue suppliers are also required to comply with such regulations, there can be no assurance that:

- our tissue suppliers will comply with such regulations intended to prevent communicable disease transmission;
- even if such compliance is achieved, that our products have not been or will not be associated with transmission of disease; or
- a patient otherwise infected with disease would not erroneously assert a claim that the use of our products resulted in disease transmission.

Any actual or alleged transmission of communicable disease could result in patient claims, litigation, distraction of management's attention and potentially increased expenses. As a result, such actions or claims could potentially harm our reputation with our customers and disrupt our ability to market our products, which may materially and adversely affect our results of operations and financial condition.

Negative publicity concerning the use of donated human tissue in medical procedures could reduce the demand for our products and negatively impact the supply of available donor tissue.

Negative publicity concerning the use and method of obtaining donated human tissue that is used in medical procedures could reduce the demand for our products or negatively impact the willingness of families of potential donors to agree to donate tissue, or tissue banks to provide tissue to us. In such event, we might not be able to obtain adequate tissue to meet the needs of our customers and our results of operations and our relationships with customers could be materially and adversely affected.

Risks Related to Our Capital Structure

Our indebtedness will limit our financial flexibility.

Our indebtedness as of December 31, 2008 was approximately $1.7 billion. The term loan portion of our credit facilities has a required scheduled amortization, with the percentage to be amortized increasing over the term of the loan, as well as a requirement to use a portion of excess cash, as defined, to pay down the debt. Our leverage is higher than KCI's and LifeCell's combined previously-existing leverage. As a result of the increase in debt, demands on our cash resources for debt service have increased, which could have the effect of: reducing funds available to us for our operations and general corporate purposes or for capital expenditures as a result of the dedication of a substantial portion of our consolidated cash flow from operations to the payment of principal and interest on our indebtedness; increasing our vulnerability to a general economic downturn or a significant reduction in the prices paid for the our products caused by the coverage or reimbursement decisions of third-party payers such as Medicare and private insurance. The increased debt service obligations may place us at a competitive disadvantage compared to our competitors with less debt; affecting our ability to obtain additional financing in the future for refinancing indebtedness, acquisitions, working capital, capital expenditures or other purposes; and subjecting us to the risks of higher interest rates.

Restrictive covenants in our credit facilities may restrict our ability to pursue our business strategies.

Our credit facilities contain limitations on our ability, among other things, to:

- incur additional indebtedness or contingent obligations;
- pay dividends or make distributions to our shareholders;
- repurchase or redeem our stock;
- repurchase our Convertible Senior Notes;
- make investments;
- grant liens;
- enter into transactions with our shareholders and affiliates;
- sell assets; and
- acquire the assets of, or merge or consolidate with, other companies.

Our credit facilities contain financial covenants requiring us to meet certain leverage and interest coverage ratios. We may not be able to maintain these ratios.

Our credit facilities may impair our ability to finance future operations or capital needs, or to enter into acquisitions or joint ventures or engage in other favorable business activities.

If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments under our new credit facilities or if we are unable to maintain the financial ratios or otherwise fail to comply with the terms under our new credit facilities, we will be in default under the agreements, which could, in turn, cause a default under any other debt obligations that we may incur from time to time. If we default under our new credit facilities, the lenders could require immediate repayment of the entire principal. If those lenders require immediate repayment, we may not be able to repay them which could result in the foreclosure of substantially all of our assets.

Our 3.25% convertible senior notes due 2015 (the "Convertible Notes") and corresponding warrant transactions may result in a dilution in our earnings per share and the conversion of these Convertible Notes and the exercise of the related warrant transactions may, under certain circumstances, dilute the ownership interest of existing shareholders.

During the second quarter of 2008, we closed our offering of $690 million aggregate principal amount of the Convertible Notes. Holders of our Convertible Notes may, under certain circumstances, convert the Convertible Notes into cash, and if applicable, shares of our common stock at the applicable conversion rate, at any time on or prior to maturity. If the price of our common stock exceeds the conversion price, initially $51.34 per share, the Convertible Notes will cause a dilution in our reported earnings per share. A conversion of some or all of the Convertible Notes will also dilute the ownership interests of existing shareholders. In addition, the anticipated conversion of the notes into shares of our common stock could depress the price of our common stock.

Concurrently with the issuance of the Convertible Notes we entered into warrant transactions with affiliates of the initial purchasers of the notes. Upon exercise, the holder is entitled to purchase one share of KCI common stock for the strike price of approximately $60.41 per share, which was approximately 50% higher than the closing price of KCI's common stock on April 15, 2008. These warrant transactions could separately have a dilutive effect on our earnings per share to the extent that the market price per share of our common stock exceeds the strike price of the warrants. Upon the exercise of the warrants, if we elect to settle in net shares this will also dilute the ownership interests of existing shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease approximately 156,400 square feet at our corporate headquarters building in San Antonio, Texas, the majority of which is leased under a 10-year lease that expires in 2012. We also lease approximately 35,900 square feet in adjacent buildings that are used for general corporate purposes, and approximately 88,500 square feet of office space in San Antonio for our customer service center. In addition, in February 2004, February 2005 and April 2008, we entered into 99-month leases for approximately 80,400, 80,200 and 58,200 square feet of office space in San Antonio. The office space is used as our research and development and medical facility, for our information technology personnel and training, and for general corporate purposes.

We conduct domestic manufacturing, shipping, receiving, repair, engineering and storage activities in a 171,100 square foot facility in San Antonio, Texas, which we purchased in January 1988, and an adjacent 32,600 square foot facility purchased in 1993. During 2008, our operations were conducted with approximately 75% cumulative utilization of plant and equipment. We also lease two storage facilities in San Antonio. We also lease approximately 135 domestic service centers, including each of our five regional headquarters.

We conduct our regenerative medicine manufacturing operations, including tissue processing, warehousing and distribution at a single location in Branchburg, New Jersey. The facility, which includes office, laboratory, manufacturing and warehouse space, consists of approximately 135,000 square feet of space under an operating lease agreement that expires in November 2015 and contains one five-year renewal option. In addition, we lease additional warehouse and laboratory space in Readington, New Jersey consisting of approximately 11,000 square feet which is leased through 2009 with an option to extend for one year.

Internationally, we lease 59 service centers. Our international corporate office is located in Amsterdam, the Netherlands. International manufacturing, research and development and engineering operations are based in the United Kingdom, Ireland and Belgium. The United Kingdom, Ireland and Belgium plants are approximately 24,800, 55,000 and 19,600 square feet, respectively. The plant in Ireland manufactures our V.A.C. Therapy units for our global markets which had previously been manufactured in our San Antonio, Texas and United Kingdom plants. In addition, the Ireland plant manages the third-party manufacturers, global purchasing, supplier agreements and distribution of our V.A.C. products.

We believe that our current facilities will be adequate to meet our needs for 2009.

The following is a summary of our primary facilities:

Location	Description	Segment	Owned or Leased
KCI Tower 8023 Vantage Drive San Antonio, TX	Corporate Headquarters	Corporate	Leased
KCI Plaza 8000 Vantage Drive San Antonio, TX	Corporate Offices	Corporate	Leased
KCI Manufacturing 4958 Stout Drive San Antonio, TX	Manufacturing Plant and and Repair Services	Corporate	100% Owned
KCI North IV 5800 Farinon Drive San Antonio, TX	Customer Service Center	North America	Leased
KCI North V 6203 Farinon Drive San Antonio, TX	R&D and Medical Facility	Corporate	Leased
KCI North VI 6103 Farinon Drive San Antonio, TX	Patient Financial Services/Training	North America	Leased
KCI North VII 5751 N.W. Parkway San Antonio, TX	Information Technology Personnel and Training	North America	Leased
LifeCell One Millennium Way Branchburg, NJ	LifeCell Corporate Offices, Operations and Manufacturing	LifeCell	Leased
Parktoren, 6th Floor van Heuven Goedhartlaan 11 1181 LE Amstelveen The Netherlands	International Corporate Headquarters	EMEA/APAC	Leased
KCII Manufacturing, Unit 12 11 Nimrod Way, Wimborne Dorset, United Kingdom	R&D and Administrative Offices	EMEA/APAC	Leased
KCII Manufacturing Advance Technology Unit A IDA Athlone Business & Technology Park, Dublin Road Athlone, Ireland	Manufacturing Plant	EMEA/APAC	Leased
KCII Manufacturing Ambachtslaan 1031 3990 Peer, Belgium	Manufacturing Plant	EMEA/APAC	Leased

ITEM 3. LEGAL PROCEEDINGS

KCI and its affiliates, together with Wake Forest University Health Sciences, are involved in multiple patent infringement suits involving patents licensed exclusively to KCI by Wake Forest. In 2006, a Federal District Court jury found that the Wake Forest patents involved in the litigation were valid and enforceable, but that the patent claims at issue were not infringed by the gauze-based device marketed by BlueSky, which was acquired by Smith & Nephew plc in 2007. The parties appealed the judgment entered by the District Court. Appellate briefs were filed by all parties to the appeal and oral arguments were heard on October 8, 2008. On February 2, 2009, the U.S. Court of Appeals for the Federal Circuit issued its opinion in the case, which affirmed the decision of the District Court. Specifically, the Federal Circuit upheld the validity of the patents at issue, but also upheld the finding that the BlueSky gauze-based NPWT devise did not infringe these patents.

In May 2007, KCI, its affiliates and Wake Forest filed two related patent infringement suits: one case against Smith & Nephew and BlueSky and a second case against Medela, for the manufacture, use and sale of gauze-based negative pressure devices which we believe infringe a Wake Forest continuation patent issued in 2007 relating to our V.A.C. technology. In December 2008, KCI, its affiliates and Wake Forest amended their claims in this suit to assert additional patents and patent claims against Smith & Nephew following its announcement that it would begin commercializing foam dressing kits for use in NPWT. In addition, in February 2009, KCI, its affiliates and Wake Forest filed a motion for preliminary injunction against Smith & Nephew and requested an expedited hearing on this motion. These cases are currently set for trial in February 2010.

Also in December 2008, KCI, its affiliates and Wake Forest filed patent infringement lawsuits against Smith & Nephew in the United Kingdom and Germany, requesting preliminary and interim injunctive relief. On January 13, 2009, the Specialist Patents Court in the High Court of Justice of England and Wales granted KCI's request for a temporary injunction. The temporary injunction prohibits Smith & Nephew from commercializing foam dressing kits for negative pressure wound therapy in the United Kingdom, until such time as the court can rule on the patent infringement action that KCI has brought against Smith & Nephew. A trial date on infringement and validity of the patent in the United Kingdom has been set for March 23, 2009. A hearing on KCI's request for interim injunctive relief in Germany is expected to be set for March 2009.

In June 2007, Medela filed patent nullity suits in the German Federal Patent Court against two of Wake Forest's German patents licensed to KCI. These patents were originally issued by the German Patent Office in 1998 and 2000 upon granting of the corresponding European patents. The European patents were upheld as amended and corrected during Opposition Proceedings before the European Patent Office in 2003. In February 2009, Smith & Nephew joined the nullity suit against Wake Forest's German patent corresponding to European Patent No. EP0620720 ("the '720 Patent"). A hearing on the validity of the '720 Patent is set for March 17, 2009.

In September 2007, KCI and two affiliates were named in a declaratory judgment action filed in the Federal District Court for the District of Delaware by Innovative Therapies, Inc. ("ITI"). In that case, the plaintiff has alleged the invalidity or unenforceability of four patents licensed to KCI by Wake Forest University Health Sciences and one patent owned by KCI relating to V.A.C. Therapy, and has requested a finding that products made by the plaintiff do not infringe the patents at issue. On November 5, 2008, the District Court dismissed ITI's suit based on a lack of subject matter jurisdiction. ITI has appealed the dismissal of the suit.

In January 2008, KCI, its affiliates and Wake Forest filed a patent infringement lawsuit against ITI in the U.S. District Court for the Middle District of North Carolina. The federal complaint alleges that a negative pressure wound therapy device introduced by ITI in 2007 infringes three Wake Forest patents which are exclusively licensed to KCI. We are seeking damages and injunctive relief in the case. Also in January and June of 2008, KCI and its affiliates filed separate suits in state District Court in Bexar County, Texas, against ITI and several of its principals, all of whom are former employees of KCI. The claims in the state court suits include breach of confidentiality agreements, conversion of KCI technology, theft of trade secrets and conspiracy. We are seeking damages and injunctive relief in the state court cases.

In March 2008, Mölnlycke Health Care AB filed a patent nullity suit in Germany against one of Wake Forest's German patents licensed to KCI. This suit has been joined with the nullity suit previously brought by Medela. A hearing has been set for March 17, 2009 on this matter. Also in March 2008, Mölnlycke filed suit in the United Kingdom to have a related Wake Forest patent revoked. A hearing has been set for July 2009 on this matter. These patents were originally issued in 1998 by the German Patent Office and the United Kingdom Patent Office upon granting of the corresponding European patents. The corresponding European patents were upheld as amended and corrected during Opposition Proceedings before the European Patent Office in 2003.

In December 2008, KCI, its affiliates and Wake Forest filed a patent infringement lawsuit against Boehringer Wound Systems, LLC, Boehringer Technologies, LP, and Convatec, Inc. in the U.S. District Court for the Middle District of North Carolina. The federal complaint alleges that a negative pressure wound therapy device manufactured by Boehringer and commercialized by Convatec infringes Wake Forest patents which are exclusively licensed to KCI. In February 2009, the Defendants filed their answer, which includes affirmative defenses and counterclaims alleging non-infringement and invalidity of the Wake Forest patents.

Although it is not possible to reliably predict the outcome of the legal proceedings described above, we believe that each of the patents involved in litigation are valid and enforceable, and that our patent infringement claims are meritorious. However, if any of our key patent claims were narrowed in scope or found to be invalid or unenforceable, or we otherwise do not prevail, our share of the advanced wound care market for our V.A.C. Therapy systems could be significantly reduced in the U.S. or Europe, due to increased competition, and pricing of V.A.C. Therapy systems could decline significantly, either of which would materially and adversely affect our financial condition and results of operations. We derived approximately 53% and 59%, respectively, of total revenue for the years ended December 31, 2008 and 2007 from our domestic V.A.C. Therapy products relating to the U.S. patents at issue. In continental Europe, we derived approximately 13% and 12%, respectively, of total revenue for the years ended December 31, 2008 and 2007 in V.A.C. revenue relating to the patents at issue in the ongoing German litigation.

In September 2005, LifeCell recalled certain human-tissue based products because the organization that recovered the tissue, Biomedical Tissue Services, Ltd. ("BTS"), may not have followed FDA requirements for donor consent and/or screening to determine if risk factors for communicable diseases existed. LifeCell promptly notified the FDA and all relevant hospitals and medical professionals. LifeCell did not receive any donor tissue from BTS after September 2005. LifeCell has been named, along with BTS and many other defendants, in lawsuits relating to the BTS donor irregularities. These lawsuits generally fall within three categories, (1) recipients of BTS tissue who claim actual injury, (2) suits filed by recipients of BTS tissue seeking medical monitoring and/or damages for emotional distress (categories (1) and (2) are collectively referred to herein as "Recipient Cases"), (3) suits filed by family members of tissue donors who did not authorize BTS to donate tissue.

In the first category, LifeCell has been named in approximately five cases filed in the State Court of New Jersey, and approximately five cases in New Jersey Federal Court in which the plaintiffs allege to have contracted a disease from BTS's tissue. The cases in the Federal Court were dismissed on December 10, 2008, but are the subject of a motion to reconsider filed by the plaintiffs.

In the second category, LifeCell has been named in more than twenty suits in which the plaintiffs do not allege that they have contracted a disease or suffered physical injury, but instead seek medical monitoring and/or damages for emotional distress. Most of the cases have been consolidated in New Jersey Federal District Court as part of a Multi-District Litigation ("MDL"), while several cases still remain in state court in New Jersey. Related to these cases, the FDA recommended those patients receive appropriate testing. On December 10, 2008, the Federal District Judge entered an order dismissing over 400 cases in the MDL, including all of the Recipient Cases against LifeCell. The Plaintiffs are appealing this dismissal.

In the third category, approximately twenty suits have been filed by family members of tissue donors seeking damages for emotional distress. Approximately three of these are in the MDL. The other cases have been filed in state courts in New Jersey and Pennsylvania.

Although it is not possible to reliably predict the outcome of the BTS-related litigation, we believe that our defenses to the claims are meritorious and will defend them vigorously. LifeCell insurance policies covering the BTS-related claims, which were assumed in our acquisition of LifeCell, should cover litigation expenses, settlement costs and damage awards, if any, in the Recipient Cases.

We are party to several additional lawsuits arising in the ordinary course of our business. Additionally, the manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) Our common stock has traded on the New York Stock Exchange under the symbol "KCI" since February 24, 2004, the date of our initial public offering. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the New York Stock Exchange:

2008	High	Low
First Quarter	$54.80	$40.90
Second Quarter	$51.49	$37.39
Third Quarter	$43.02	$27.57
Fourth Quarter	$29.69	$17.86

2007	High	Low
First Quarter	$52.55	$39.13
Second Quarter	$56.23	$44.90
Third Quarter	$66.77	$51.19
Fourth Quarter	$65.23	$47.18

On February 24, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $24.26 per share. As of February 24, 2009, there were approximately 143 shareholders of record of our common stock.

We do not currently pay cash dividends on our common stock. Any future payment of cash dividends on our common stock will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board. Our Board of Directors currently intends to retain any future earnings to support our operations and to finance the growth and development of our business and does not intend to declare or pay cash dividends on our common stock for the foreseeable future. In addition, our senior credit agreement limits our ability to declare or pay dividends on, or repurchase or redeem, any of our outstanding equity securities. For more information regarding the restrictions under our Senior Credit Agreement, see "Management's Discussion & Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Service."

(b) None

(c) Purchases of Equity Securities by KCI (in thousands, except per share amounts)

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program (2)	Approximate Dollar Value of Shares That May Yet be Purchased Under the Program (2)
October 1, 2008 to October 31, 2008	820	$ 22.54	820	$ 81,512
November 1, 2008 to November 30, 2008	1,256	$ 25.15	1,256	$ 49,910
December 1, 2008 to December 31, 2008	-	$ 18.47	-	$ 49,901
Total	**2,076**	**$ 24.12**	**2,076**	**$ 49,901**

(1) During the fourth quarter of 2008, KCI purchased and retired approximately 4,200 shares in connection with the withholding of shares to satisfy the minimum tax withholdings on the vesting of restricted stock.

(2) In October 2008, KCI's Board of Directors authorized a share repurchase program for the repurchase of up to $100.0 million in market value of common stock through the third quarter of 2009. During 2008, we repurchased and retired 2.1 million shares of KCI common stock at an aggregate purchase price of $50.1 million under this program. As of December 31, 2008, the remaining authorized amount for common stock repurchases under this program was $49.9 million.

STOCK PERFORMANCE GRAPH

The following graph shows the change in our cumulative total shareholder return since our common stock began trading on the New York Stock Exchange on February 24, 2004 based upon the market price of our common stock, compared with: (a) the cumulative total return on the Standard & Poor's 500 Large Cap Index and (b) the Standard & Poor's Healthcare Equipment Index. The graph assumes a total initial investment of $100 as of February 24, 2004, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period. The performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN

Among KCI, S&P 500 Index
And The S&P Healthcare Equipment Index
February 24, 2004 to December 31, 2008



$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
2/04
6/04
12/04
6/05
12/05
6/06
12/06
6/07
12/07
6/08
12/08
KCI
S&P 500
S&P Healthcare Equipment

	2/24/04	6/04	12/04	6/05	12/05	6/06	12/06	6/07	12/07	6/08	12/08
KCI	100.00	166.33	254.33	200.00	132.53	147.17	131.83	173.23	178.53	133.03	63.93
S&P 500	100.00	101.58	108.88	108.00	114.23	117.32	132.28	141.48	139.54	122.92	87.91
S&P Healthcare Equipment	100.00	106.40	106.60	102.88	106.66	94.73	111.06	117.08	116.76	118.96	84.48

ITEM 6. SELECTED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this report. The selected consolidated balance sheet data for fiscal years 2008 and 2007 and the selected consolidated statement of earnings data for fiscal years 2008, 2007 and 2006 are derived from our audited consolidated financial statements included elsewhere in this report. The selected consolidated statement of earnings data for fiscal years 2005 and 2004 and the selected consolidated balance sheet data for fiscal years 2006, 2005 and 2004 are derived from our audited consolidated financial statements not included in this report. Reclassifications have been made to our results from prior years to conform to our current presentation (in thousands, except per share data).

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Consolidated Statement of Earnings Data:					
Revenue:					
Rental	$ 1,199,778	$ 1,146,544	$ 979,669	$ 858,098	$ 726,783
Sales	678,131	463,400	391,967	350,458	265,853
Total revenue	**1,877,909**	**1,609,944**	**1,371,636**	**1,208,556**	**992,636**
Rental expenses [1]	724,970	684,935	607,132	528,000	447,765
Cost of sales [1]	218,503	145,611	120,492	115,069	90,961
Gross profit	**934,436**	**779,398**	**644,012**	**565,487**	**453,910**
Selling, general and administrative expenses [1]	423,513	356,560	298,076	253,869	212,800
Research and development expenses	75,839	50,532	36,694	30,614	31,312
Acquired intangible asset amortization	25,001	-	-	-	-
In-process research and development	61,571	-	-	-	-
Litigation settlement expense [2]	-	-	-	72,000	-
Initial public offering expenses [3]	-	-	-	-	19,836
Secondary offering expenses [4]	-	-	-	-	2,219
Operating earnings	**348,512**	**372,306**	**309,242**	**209,004**	**187,743**
Interest income and other	6,101	6,154	4,717	4,189	1,133
Interest expense [5]	(68,639)	(19,883)	(20,333)	(25,152)	(44,635)
Foreign currency gain (loss)	1,308	(624)	(1,580)	(2,958)	5,353
Earnings before income taxes	**287,282**	**357,953**	**292,046**	**185,083**	**149,594**
Income taxes	113,387	120,809	96,578	62,928	53,106
Net earnings	**$ 173,895**	**$ 237,144**	**$ 195,468**	**$ 122,155**	**$ 96,488**
Series A convertible preferred stock dividends [6]	-	-	-	-	(65,604)
Net earnings available to common shareholders	**$ 173,895**	**$ 237,144**	**$ 195,468**	**$ 122,155**	**$ 30,884**
Net earnings per share available to common shareholders:					
Basic	**$ 2.43**	**$ 3.34**	**$ 2.76**	**$ 1.76**	**$ 0.49**
Diluted	**$ 2.42**	**$ 3.31**	**$ 2.69**	**$ 1.67**	**$ 0.45**
Weighted average shares outstanding:					
Basic	**71,464**	**70,975**	**70,732**	**69,404**	**62,599**
Diluted [7][8]	**71,785**	**71,674**	**72,652**	**73,024**	**67,918**

	As of December 31,				
	2008	2007	2006	2005	2004
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 247,767	$ 265,993	$ 107,146	$ 123,383	$ 124,366
Working capital	405,205	482,301	280,940	242,121	233,723
Total assets	3,006,685	1,057,585	842,442	762,111	732,465
Total debt (9)	1,669,333	68,592	208,249	295,934	446,186
Total shareholders' equity	810,922	677,020	356,213	191,466	50,801

(1) Amounts for fiscal years 2008, 2007 and 2006 include share-based compensation expense recorded as a result of the adoption of Statement of Financial Accounting Standards No. 123 Revised. See Note 1(q) to our consolidated financial statements.

(2) Amounts for 2005 include the litigation settlement with Novamedix Limited of $72.0 million, net of recorded reserves of $3.0 million.

(3) Amounts for fiscal year 2004 include bonuses paid of $19.3 million, including related payroll taxes, and approximately $562,000 of professional fees and other miscellaneous expenses in connection with our initial public offering.

(4) Amounts for fiscal year 2004 include $2.2 million of professional fees and other miscellaneous expenses in connection with our secondary offering.

(5) Amounts for fiscal year 2004 include an aggregate of $11.7 million in expense incurred in connection with our offerings, including bond call premiums totaling $7.7 million incurred in connection with the redemption of $107.2 million of our previously-existing senior subordinated notes and $4.0 million of debt issuance costs that we wrote off related to the retirement of debt. Amounts for fiscal year 2007 include an aggregate of $7.6 million in expense for the redemption premium paid in connection with the redemption of our previously-existing 7 ⅜% senior subordinated notes combined with the write off of unamortized debt issuance costs associated with the previously-existing senior credit facility.

(6) Amounts for fiscal year 2004 include cumulative preferred dividends paid-in-kind through December 31, 2005 and beneficial conversion feature in connection with our initial public offering.

(7) Potentially dilutive stock options and restricted stock totaling 4,977 shares, 1,779 shares, 3,241 shares, 595 shares and 72 shares for fiscal years 2008, 2007, 2006, 2005, and 2004, respectively, were excluded from the computation of diluted weighted average shares outstanding due to their antidilutive effect.

(8) Due to their antidilutive effect, 2,990 dilutive potential common shares from the preferred stock conversion were excluded from the diluted weighted average shares calculation for the year ended December 31, 2004.

(9) Total debt equals current and long-term debt and capital lease obligations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Kinetic Concepts, Inc. is a leading global medical technology company devoted to the discovery, development, manufacture and marketing of innovative, high-technology therapies and products for the wound care, tissue regeneration and therapeutic support system markets. We design, manufacture, market and service a wide range of proprietary products that can improve clinical outcomes and can help reduce the overall cost of patient care. Our advanced wound care systems incorporate our proprietary V.A.C. Therapy technology, which is clinically-proven to promote wound healing through unique mechanisms of action, and to speed recovery times while reducing the overall cost of treating patients with complex wounds. Our regenerative medicine products include tissue-based products for use in reconstructive, orthopedic and urogynecologic surgical procedures to repair soft tissue defects. Our Therapeutic Support Systems ("TSS") business includes specialty hospital beds, mattress replacement systems and overlays, which are designed to address pulmonary complications associated with immobility, to reduce or treat skin breakdown and assist caregivers in the safe and dignified handling of patients of size. We have an infrastructure designed to meet the specific needs of medical professionals and patients across all healthcare settings, including acute care hospitals, extended care organizations and patients' homes, both in the U.S. and abroad.

On May 27, 2008, we completed the acquisition of all the outstanding capital stock of LifeCell for an aggregate purchase price of approximately $1.8 billion. LifeCell develops, processes and markets biological soft tissue repair products made from both human ("allograft") and animal ("xenograft") tissue. These products are used by surgeons to restore structure, function and physiology in a variety of reconstructive, orthopedic and urogynecologic surgical procedures. This acquisition enhances our product platform and provides significant future growth opportunities.

For the last several years, our growth has been driven primarily by increased revenue from V.A.C. Therapy systems and related supplies, which accounted for approximately 74.2%, 79.5% and 77.9% of total revenue for 2008, 2007 and 2006, respectively. We derive our revenue primarily from the rental of our therapy systems and the sale of related disposables. Our TSS business accounted for approximately 17.4%, 20.5% and 22.1% of our total revenue for 2008, 2007 and 2006, respectively. The sale of our regenerative medicine products accounted for approximately 8.4% of our total revenue for 2008.

We have direct operations in the U.S., Canada, Western Europe, Australia, New Zealand, Singapore and South Africa, and we conduct additional business through distributors in Latin America, the Middle East, Eastern Europe and Asia. We manage our business in three reportable operating segments: (i) North America – V.A.C. and TSS, which is comprised principally of the U.S. and includes Canada and Puerto Rico; (ii) EMEA/APAC – V.A.C. and TSS, which is comprised principally of Europe and includes the Middle East, Africa and the Asia Pacific region; and (iii) LifeCell, our regenerative medicine business.

Operations for North America V.A.C. and TSS accounted for approximately 67.7% and 76.0% of our total revenue for 2008 and 2007, respectively. In the U.S. acute care setting, which accounted for approximately half of our North American V.A.C. and TSS revenue for 2008, we bill our customers directly for the rental and sale of our products. In the U.S. homecare setting, where our revenue comes predominantly from V.A.C. Therapy systems, we provide products and services to patients in the home and bill third-party payers directly, such as Medicare and private insurance. A Medicare competitive bidding program that was initiated in 2007 affecting our V.A.C. Therapy homecare business in eight U.S. metropolitan areas was delayed and significantly modified by the Medicare Improvements for Patients and Providers Act of 2008, or MIPPA, enacted by Congress on July 15, 2008. Several key provisions of MIPPA include the exemption of negative pressure wound therapy, or NPWT, from the first round of competitive bidding, termination of all durable medical equipment supplier contracts previously awarded by the Centers for Medicare and Medicaid Services, or CMS, in the first round of competitive bidding, delay of the implementation of the first round of competitive bidding until January 2010 and the second round of competitive bidding until January 2011. The law also defers competitive bidding for NPWT until January 2011 and imposes a 9.5% price reduction for all U.S. Medicare placements of equipment as of January 2009. The 9.5% price reduction will result in lower Medicare reimbursement levels for our products in 2009 and beyond. We estimate the V.A.C. rentals and sales to Medicare beneficiaries subject to the Medicare reimbursement reduction will negatively impact our 2009 revenue by approximately 1.0%, compared to pre-2009 reimbursement levels.

Outside of the U.S., most of our V.A.C. and TSS revenue is generated in the acute care setting on a direct billing basis. We are continuing our efforts to obtain reimbursement for V.A.C. Therapy systems and related disposables in the homecare setting in foreign jurisdictions. These efforts have resulted in varying levels of reimbursement from private and public payers in Germany, Austria, the Netherlands, Switzerland, Canada, South Africa, Australia and the UK. In these jurisdictions and others outside the U.S., we continue to seek expanded homecare reimbursement, which we believe is important in order to increase the demand for V.A.C. Therapy systems and related disposables in these markets. With regard to our reimbursement efforts in Japan, we have reported successful results from our V.A.C. clinical trials. We have subsequently submitted the required dossiers for regulatory approval and are currently in the process of responding to questions from the Pharmaceutical and Medical Devices Agency, which serves as the regulatory authority in Japan. Based on our discussions with Japanese regulatory authorities, we expect to obtain initial regulatory approvals in 2009, at which time we will submit the necessary reimbursement applications. We are seeking reimbursement approval in 2010. Once regulatory and reimbursement approvals have been acquired, we plan to begin V.A.C. commercialization in Japan in 2010. In Germany, we plan to initiate two clinical studies in the first quarter of 2009 providing for paid placements of V.A.C. Therapy systems and related disposables, which will allow selected patients to receive V.A.C. Therapy in the homecare setting in Germany. The studies will cover patients that transition out of the hospital to the home for post-acute treatment. During the study period, KCI will receive reimbursement from participating German health insurance companies for patients participating in the clinical studies. If these trials are successful, we believe it will increase the likelihood of obtaining German homecare reimbursement in the future.

LifeCell regenerative medicine revenue is generated primarily in the U.S. in the acute care setting on a direct billing basis. We market our AlloDerm product, made from allograft or human tissue, and Strattice product, made from xenograft or animal tissue, for plastic reconstructive, general surgical and burn applications primarily to hospitals for use by general and plastic surgeons. These products are marketed through our direct sales and marketing organization. Our sales representatives are responsible for interacting with plastic surgeons, general surgeons, ear, nose and throat surgeons, burn surgeons and trauma/acute care surgeons to educate them on the use and potential benefits of our reconstructive tissue products. We also participate in numerous national fellowship programs, national and international conferences and trade shows, and sponsor medical education symposiums. Our products for orthopedic and urogynecologic procedures are marketed through independent sales agents and distributors. These products include GraftJacket, for orthopedic applications and lower extremity wounds; AlloCraftDBM, for bone grafting procedures; Repliform, for urogynecologic surgical procedures; and Conexa, for rotator cuff tissue repairs.

As part of LifeCell's global expansion strategy and following the grant of CE Mark approval, we introduced our Strattice reconstructive tissue matrix product into the European market during the fourth quarter of 2008. We believe a significant opportunity exists in Europe for the use of Strattice in soft tissue repair due to the unique and differentiated mechanism of action of Strattice in addition to the general low level of awareness of advanced xenograft materials among general and plastic surgeons. To capitalize on this opportunity, we have formed a direct commercialization organization that will focus on education and market development.

Historically, we have experienced a seasonal slowing of domestic V.A.C. unit growth beginning in the fourth quarter and continuing into the first quarter, which we believe has been caused by year-end clinical treatment patterns, such as the postponement of elective surgeries and increased discharges of individuals from the acute care setting around the winter holidays. LifeCell has also historically experienced a similar seasonal slowing of sales in the third quarter of each year. Although we do not know if our historical experience will prove to be indicative of future periods, similar slow-downs may occur in the future.

COMPETITIVE STRENGTHS

We believe we have the following competitive strengths:

Innovation and commercialization. KCI has a successful track record spanning over 30 years in commercializing novel technologies in advanced wound care and TSS. We leverage our competencies in innovation, product development and commercialization to bring solutions to the market that address the critical unmet needs of clinicians and their patients and can help reduce the overall cost of patient care. We continue to support an active research and development program in wound care and advanced biologics. We seek to provide novel, clinically efficacious, therapeutic solutions and treatment alternatives that increase patient compliance, enhance clinician ease of use and ultimately improve healthcare outcomes. In May 2008, we completed our acquisition of LifeCell, an innovative leader in the regenerative medicine market with a proven ability to develop and commercialize advanced biological products made from human and animal tissue.

Product differentiation and superior clinical efficacy. We differentiate our portfolio of products by providing effective therapies, supported by a clinically-focused and highly-trained sales and service organization, which combine to produce clinically-proven superior outcomes. The superior clinical efficacy of our V.A.C. Therapy systems and our TSS is supported by an extensive collection of published clinical studies, peer-reviewed journal articles and textbook citations, which aid adoption by clinicians. In February 2008, we announced the final efficacy results of a large, multi-center randomized controlled clinical trial utilizing V.A.C. Therapy compared to advanced moist wound therapy, or AMWT, in the treatment of diabetic foot ulcers, which resulted in the following statistically significant results:

- a greater proportion of foot ulcers achieved complete ulcer closure with V.A.C. Therapy versus AMWT;
- time to wound closure was less with V.A.C. Therapy than with AMWT; and
- patients on V.A.C. Therapy experienced significantly fewer amputations than with AMWT.

This study was later published in Diabetes Care, a peer-reviewed scientific publication, in April 2008.

In June 2008, we announced the results of a clinical study conducted in Japan utilizing V.A.C. Therapy compared to standard moist wound therapy for the treatment of acute wounds. The results of this study showed a significant treatment difference in median time to wound closure of 15 days for V.A.C. Therapy versus 41 days for standard moist wound therapy. The study also confirmed that V.A.C. Therapy could be used safely and effectively for the treatment of acute wounds.

These recent publications add to KCI's significant body of clinical evidence that clearly shows that our V.A.C. Therapy system, including its unique foam dressing, provides a clinical advantage for treatment of wounds, including limb salvage in patients with diabetic foot ulcers.

We continue to successfully distinguish our V.A.C. Therapy products from competitive offerings through unique Food and Drug Administration, or FDA-cleared marketing and labeling claims such as the V.A.C. Therapy system is intended to create an environment that promotes wound healing by preparing the wound bed for closure, reducing edema and promoting granulation tissue formation and perfusion. Following a review of requested clinical data, additional claims were cleared by the FDA in 2007 which now specify the use of V.A.C. systems in all care settings, including in the home. These claims are unique to KCI's V.A.C. systems in the field of NPWT.

Within our regenerative medicine business, we also believe our allograft and xenograft tissue regeneration products provide surgeons with benefits over alternative products for soft tissue defects. Our products offer surgeons and patients intact acellular matrices that are strong and which support tissue regeneration and the rapid restoration of blood supply. Our proprietary tissue processes remove cells from biological tissues to minimize the potential for specific rejection of the transplanted tissue. Our tissue matrix products also offer ease of use and minimize risk of some complications, including adhesions to the implant. The benefits of using LifeCell's AlloDerm and Strattice products over the use of autografts and other processed and synthetic products include reduced patient discomfort from autograft procedures and reduced susceptibility to infection, resorption, encapsulation, movement away from the transplanted area, and erosion through the skin.

Broad reach and customer relationships. Our worldwide sales team, consisting of approximately 2,000 team members, has fostered strong relationships with our prescribers, payers and caregivers over the past three decades by providing a high degree of clinical support and consultation along with our extensive education and training programs. Because our products address the critical needs of patients who may seek treatment in various care settings, we have built a broad and diverse reach across all healthcare settings. We have key relationships with an extensive list of acute care hospitals worldwide and long-term care facilities, skilled nursing facilities, home healthcare agencies and wound care clinics in the U.S. Additionally, our LifeCell sales representatives interact with plastic surgeons, general surgeons, ear, nose and throat surgeons, burn surgeons and trauma/acute care surgeons regarding the use and potential benefits of our reconstructive tissue products. We believe synergies will be realized through LifeCell's leveraging of our extensive list of acute customers, prescribers and caregivers and our ability to promote the use of multiple KCI products and therapies for complex wounds and defects.

Reimbursement expertise. A significant portion of our V.A.C. revenue is derived from home placements, which are reimbursed by third-party payers such as private insurance, managed care and governmental payers. We have dedicated significant time and resources to develop a core competency in third-party reimbursement, which enables us to efficiently manage our collections and accounts receivable with third-party payers. We have over 400 contracts with some of the largest private insurance payers in the U.S.

Extensive service center network. With a network of 135 U.S. and 59 international service centers, we are able to rapidly deliver our products to major hospitals in the U.S., Canada, Australia, Singapore, South Africa, and most major European countries. Our network gives us the ability to deliver our products to any major Level I domestic trauma center within hours. This extensive network is critical to securing contracts with national group purchasing organizations, or GPOs, and the network allows us to efficiently serve the homecare market directly. Our network also provides a platform for the introduction of additional products in one or more care settings.

RESULTS OF OPERATIONS

During the first quarter of 2008, we completed the realignment of our geographic reporting structure to correspond with our current management structure. For the year ended December 31, 2008, we are reporting financial results for our V.A.C. Therapy and TSS product line revenues consistent with this new structure, including the reclassification of prior period amounts to conform to this current reporting structure. We have three reportable operating segments: (i) North America – V.A.C. and TSS, which is comprised principally of the U.S. and includes Canada and Puerto Rico; (ii) EMEA/APAC – V.A.C. and TSS, which is comprised principally of Europe and includes the Middle East, Africa and the Asia Pacific region; and (iii) LifeCell, our regenerative medicine business. The results of LifeCell's operations have been included in our consolidated financial statements since the acquisition date.

Year ended December 31, 2008 Compared to Year ended December 31, 2007

Revenue by Operating Segment

The following table sets forth, for the periods indicated, rental and sales revenue by operating segment, as well as the percentage change in each line item, comparing 2008 to 2007 (dollars in thousands):

	Year ended December 31,		
	2008	2007	% Change
North America – V.A.C. and TSS revenue:			
Rental	$ 943,951	$ 924,735	2.1 %
Sales	326,948	298,895	9.4
Total – North America	1,270,899	1,223,630	3.9
EMEA/APAC – V.A.C. and TSS revenue:			
Rental	255,827	221,809	15.3
Sales	194,346	164,505	18.1
Total – EMEA/APAC	450,173	386,314	16.5
LifeCell revenue:			
Sales	156,837	-	
Total rental revenue	1,199,778	1,146,544	4.6
Total sales revenue	678,131	463,400	46.3
Total revenue	**$ 1,877,909**	**$ 1,609,944**	**16.6 %**

For additional discussion on segment and geographical information, see Note 17 to our consolidated financial statements.

Revenue by Product Line

The following table sets forth, for the periods indicated, rental and sales revenue by product line, as well as the percentage change in each line item, comparing 2008 to 2007 (dollars in thousands):

	Year ended December 31,		
	2008	2007	% Change
V.A.C. revenue:			
Rental	$ 925,526	$ 872,769	6.0 %
Sales	468,424	406,854	15.1
Total V.A.C.	1,393,950	$ 1,279,623	8.9
TSS revenue:			
Rental	274,252	273,775	0.2
Sales	52,870	56,546	(6.5)
Total TSS	327,122	$ 330,321	(1.0)
LifeCell revenue:			
Sales	156,837	-	-
Total revenue	**$ 1,877,909**	**$ 1,609,944**	**16.6 %**

The growth in total revenue over the prior year was due primarily to increased rental and sales volumes for V.A.C. Therapy systems and related disposables and our acquisition of LifeCell in May 2008. Foreign currency exchange rate movements favorably impacted total revenue by approximately 1% compared to the prior year.

Revenue Relationship

The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue in the period, as well as the percentage change in each line item, comparing 2008 to 2007:

	Year ended December 31,		
	2008	2007	% Change
North America – V.A.C. and TSS revenue	67.6%	76.0%	(11.1)%
EMEA/APAC – V.A.C. and TSS revenue	24.0	24.0	-
LifeCell revenue	8.4	-	-
Total revenue	**100.0%**	**100.0%**	
V.A.C. revenue	74.2%	79.5%	(6.7)%
TSS revenue	17.4	20.5	(15.1)
LifeCell revenue	8.4	-	-
Total revenue	**100.0%**	**100.0%**	
Rental revenue	63.9%	71.2%	(10.3)%
Sales revenue	36.1	28.8	25.3
Total revenue	**100.0%**	**100.0%**	

North America V.A.C. and TSS Revenue

The following table sets forth, for the periods indicated, North America V.A.C. and TSS rental and sales revenue by product line, as well as the percentage change in each line item, comparing 2008 to 2007 (dollars in thousands):

	Year ended December 31,		
	2008	2007	% Change
V.A.C. revenue:			
Rental	$ 755,868	$ 730,167	3.5%
Sales	293,347	262,873	11.6
Total V.A.C.	1,049,215	993,040	5.7
TSS revenue:			
Rental	188,083	194,568	(3.3)
Sales	33,601	36,022	(6.7)
Total TSS	221,684	230,590	(3.9)
Total rental revenue	943,951	924,735	2.1
Total sales revenue	326,948	298,895	9.4
Total revenue	**$ 1,270,899**	**$ 1,223,630**	**3.9%**

The growth in North America revenue over the prior year was due primarily to increased rental and sales volumes for V.A.C. Therapy systems and related disposables. The increase in North America V.A.C. sales revenue over the prior year was due primarily to higher sales volumes for V.A.C. disposables associated with the increase in V.A.C. rental unit volume and the shift in pricing from V.A.C. rental units to V.A.C. disposables. The year-over-year growth rate was negatively impacted however, by a number of factors including increased competitive activity, lower hospital census, institutional budget constraints, shorter average treatment periods due to improved treatment protocols, faster healing times and wound mix primarily in the acute care setting. In addition, higher North America rental unit volume was partially offset by lower realized pricing due primarily to changes in payer mix.

TSS revenue in North America decreased from the prior year primarily due to the loss of a large GPO contract in the first quarter of 2008, the loss of a large GPO contract in the fourth quarter of 2008 and lower demand during the fourth quarter of 2008 resulting from economic constraints and reduced capital availability to hospitals.

EMEA/APAC V.A.C. and TSS Revenue

The following table sets forth, for the periods indicated, EMEA/APAC V.A.C. and TSS rental and sales revenue by product line, as well as the percentage change in each line item, comparing 2008 to 2007 (dollars in thousands):

	Year ended December 31,		
	2008	2007	% Change
V.A.C. revenue:			
Rental	$ 169,658	$ 142,602	19.0%
Sales	175,077	143,981	21.6
Total V.A.C.	344,735	286,583	20.3
TSS revenue:			
Rental	86,169	79,207	8.8
Sales	19,269	20,524	(6.1)
Total TSS	105,438	99,731	5.7
Total rental revenue	255,827	221,809	15.3
Total sales revenue	194,346	164,505	18.1
Total revenue	**$ 450,173**	**$ 386,314**	**16.5%**

Growth in total EMEA/APAC revenue is due primarily to increased rental and sales volumes of V.A.C. Therapy systems and related disposables and favorable foreign currency exchange rate variances. Foreign currency exchange rate movements accounted for 5.1% of the increase in total EMEA/APAC revenue in 2008, compared to the prior year.

The growth in EMEA/APAC V.A.C. revenue over the prior year was due primarily to a 23.0% increase in rental unit volume and an overall increase in V.A.C. disposable sales associated with the increase in V.A.C. rental unit volume. Higher EMEA/APAC rental unit volume was partially offset by lower realized pricing due primarily to lower contracted pricing resulting from competitive pricing pressures and an increase in long-term rental contracts. Foreign currency exchange rate movements favorably impacted EMEA/APAC V.A.C revenue by 4.6% compared to the prior year.

The increase in total EMEA/APAC TSS revenue over the prior year was primarily due to favorable foreign currency exchange rate movements, which impacted EMEA/APAC TSS revenue by 6.5% for 2008 compared to the prior year. The increase in TSS rental revenue was due to slightly higher realized pricing due to changes in product mix; while rental unit volume was comparable to the prior year.

LifeCell Revenue

LifeCell's revenue since the acquisition date has been included in our consolidated financial statements. The following table reflects the revenue included in our consolidated statement of earnings for the year ended December 31, 2008, as well as unaudited pro forma revenue, as though the acquisition of LifeCell had occurred as of the beginning of the periods being presented (dollars in thousands):

	Post acquisition	Pro forma	
	Year ended December 31, 2008	Year ended December 31, 2008	Year ended December 31, 2007
		(unaudited)	
AlloDerm	$ 115,567	$ 188,773	$ 167,115
Strattice	27,949	31,383	-
Orthopedic and urogynecologic products	13,321	21,674	23,403
Total LifeCell revenue	**$ 156,837**	**$ 241,830**	**$ 190,518**

LifeCell revenue generated from the use of AlloDerm and Strattice in reconstructive surgical procedures, including challenging hernia repair and breast reconstruction procedures, accounted for approximately 91.5% of total LifeCell revenue post acquisition for 2008. Revenue from Strattice, which was launched in the first quarter of 2008, accounted for approximately 17.8% of total LifeCell revenue post acquisition for 2008.

The unaudited pro forma revenue presented above is for illustrative purposes only and is not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented, nor is it indicative of future operating results. (See Note 2 to our consolidated financial statements.)

Rental Expenses

The following table presents rental expenses and the percentage relationship to total revenue comparing 2008 to 2007 (dollars in thousands):

	Year ended December 31,		
	2008	2007	Change
Rental expenses	$ 724,970	$ 684,935	5.8%
As a percent of total V.A.C. and TSS revenue	42.1%	42.5%	(40 bps)

Rental, or field, expenses are comprised of both fixed and variable costs. The decrease in rental expenses as a percent of total V.A.C. and TSS revenue during 2008 was primarily due to increased productivity within our service and sales force.

Cost of Sales

The following table presents cost of sales and the sales margin for the periods indicated, comparing 2008 to 2007 (dollars in thousands):

	Year ended December 31,		
	2008	2007	Change
V.A.C. and TSS:			
Cost of sales	$ 154,542	$ 145,611	6.1%
Sales margin	70.4%	68.6%	180 bps
LifeCell:			
Cost of sales	$ 63,961	$ -	-
Sales margin	59.2%	-	-
Total:			
Cost of sales	$ 218,503	$ 145,611	50.1%
Sales margin	67.8%	68.6%	(80 bps)

Cost of sales includes manufacturing costs, product costs and royalties associated with our "for sale" products. The increased V.A.C. and TSS sales margin was due to favorable changes in our product mix and a shift in pricing from V.A.C. rental units to V.A.C. disposables associated with our flexible pricing options in 2008 as compared to the prior year. LifeCell's cost of sales includes $15.0 million of purchase accounting adjustments associated with our inventory step-up to fair value that was realized upon the sale of the acquired inventory, which unfavorably impacted the LifeCell sales margin by 9.6%.

Gross Profit Margin

The following table presents the gross profit margin comparing 2008 to 2007:

	Year ended December 31,		
	2008	2007	Change
Gross profit margin:			
V.A.C. and TSS	48.9 %	48.4%	50 bps
LifeCell	59.2 %	-	-
Total	49.8 %	48.4%	140 bps

Gross profit margin in 2008 increased 140 basis points to 49.8% due in large part to higher margins associated with LifeCell products. LifeCell's cost of sales includes $15.0 million of purchase accounting adjustments associated with our inventory step-up to fair value that was realized upon the sale of the acquired inventory, which unfavorably impacted the LifeCell sales margin by 9.6% in 2008. The LifeCell purchase accounting adjustments negatively impacted the overall gross profit margin by 0.8% in 2008. The increase in V.A.C. and TSS gross profit margin was due primarily to lower selling costs and field service expenses due to increased productivity of our service and sales force.

Selling, General and Administrative Expenses

The following table presents selling, general and administrative expenses and the percentage relationship to total revenue comparing 2008 to 2007 (dollars in thousands):

	Year ended December 31,		
	2008	2007	Change
Selling, general and administrative expenses	$ 423,513	$ 356,560	18.8%
As a percent of total revenue	22.6%	22.1%	50 bps

The 2008 increase in selling, general and administrative expenses is due primarily to the acquisition of LifeCell in the second quarter and fourth quarter restructuring charges associated with our service productivity and globalization efforts. LifeCell selling, general and administrative expense totaled $42.0 million in 2008.

Share-Based Compensation Expense

KCI recognizes share-based compensation expense under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R) ("SFAS 123R"), *"Share-Based Payment,"* which was adopted on January 1, 2006 and requires the measurement and recognition of compensation expense over the estimated service period for all share-based payment awards, including stock options, restricted stock awards and restricted stock units based on estimated fair values on the date of grant.

As SFAS 123R requires the expensing of equity awards over the estimated service period, we have experienced an increase in share-based compensation expense as additional equity grants are made, compared to the prior-year period. In addition, due to the equity grants made in connection with the LifeCell acquisition during the second quarter of 2008, we experienced an increase in share-based compensation expense during 2008, compared to the prior year. Share-based compensation expense was recognized in the consolidated statements of earnings for 2008 and 2007, as follows (dollars in thousands, except per share data):

	Year ended December 31,	
	2008	2007
Rental expenses	$ 4,955	$ 5,322
Cost of sales	559	623
Selling, general and administrative expenses	20,801	17,769
Pre-tax share-based compensation expense	26,315	23,714
Less: Income tax benefit	(8,310)	(6,933)
Total share-based compensation expense, net of tax	$ 18,005	$ 16,781
Diluted net earnings per share impact	$ 0.25	$ 0.23

Research and Development Expenses

The following table presents research and development expenses and the percentage relationship to total revenue comparing 2008 to 2007 (dollars in thousands):

	Year ended December 31,		
	2008	2007	Change
Research and development expenses	$ 75,839	$ 50,532	50.1%
As a percent of total revenue	4.0%	3.1%	90 bps

Research and development expenses relate to our investments in clinical studies and the development of new therapeutic products and dressings. This includes the development of new and synergistic technologies across the continuum of wound care, including tissue regeneration, preservation and repair, new applications of negative pressure technology, as well as upgrading and expanding our surface technologies in our TSS business. LifeCell research and development expense totaled $14.1 million, and represented 40 basis points of the increase as a percent of revenue during 2008.

Acquired Intangible Asset Amortization

In connection with the LifeCell acquisition, we recorded $486.7 million of identifiable definite-lived intangible assets during the second quarter of 2008. During 2008, we recorded approximately $25.0 million of amortization expense associated with these acquired intangible assets.

In-Process Research and Development

In connection with our preliminary LifeCell purchase price allocation, we recorded a charge of $61.6 million for the write-off of in-process research and development ("IPR&D") during the second quarter of 2008. We allocated values to the IPR&D based on an independent evaluation and appraisal of LifeCell's research and development projects. Such evaluation consisted of a specific review of the efforts, including the overall objectives of the project, progress toward the objectives and the uniqueness of the developments of these objectives. Further, each IPR&D project was reviewed to determine if technological feasibility had been achieved. The acquired IPR&D was confined to new products/technologies under development. No routine efforts to incrementally refine or enhance existing products or production activities were included in the acquired IPR&D write-off.

Operating Margin

The following table presents the operating margin comparing 2008 to 2007:

	Year ended December 31,		
	2008	**2007**	**Change**
Operating margin	18.6%	23.1%	(450 bps)

The 2008 decrease in operating margin was largely attributable to the $61.6 million write-off of IPR&D, $25.0 million of amortization related to acquired identifiable intangible assets, and $15.0 million of purchase accounting adjustments charged to cost of sales that was associated with our inventory step-up to fair value. The decrease in operating margin is partially offset by improvements in service productivity and the beneficial impact of LifeCell's operating margin on our consolidated results. Costs related to our LifeCell acquisition, including purchase and transaction costs, lowered the operating margin during 2008 by 540 basis points.

Interest Expense

Interest expense was $68.6 million in 2008 compared to $19.9 million in the prior year. The increase in interest expense over the prior year is due to our debt refinancing in the second quarter of 2008 associated with our LifeCell acquisition. At December 31, 2008, we had $950.0 million and $29.0 million outstanding under our term loan facility and revolving credit facility, respectively. Additionally, we had $690.0 million aggregate principal amount of convertible senior notes outstanding. Interest expense in 2008 and 2007 includes deferred debt issuance cost write-offs of $860,000 and $3.9 million, respectively, on our previous debt facility, which were recorded upon the refinancing of our credit facility and long-term debt.

Net Earnings

Net earnings for 2008 were $173.9 million, compared to $237.1 million in the prior year. Net earnings for 2008 were negatively impacted by transaction-related expenses associated with our acquisition of LifeCell, higher debt interest costs and restructuring charges recorded during the year. The effective income tax rate for 2008 was 39.5% compared to 33.8% in 2007. The increase in the effective income tax rate was due primarily to the non-deductibility of the $61.6 million write-off of IPR&D associated with the LifeCell acquisition.

Net Earnings per Diluted Share

Net earnings per diluted share for 2008 were $2.42, as compared to net earnings per diluted share of $3.31 in the prior year. This decrease resulted from lower net earnings in 2008, due to transaction-related costs associated with the LifeCell acquisition. Diluted weighted average shares outstanding of 71.8 million increased 0.2% from the prior year as additional share-based compensation grants were partially offset by open-market share repurchases.

Year ended December 31, 2007 Compared to Year ended December 31, 2006

Revenue by Operating Segment

The following table sets forth, for the periods indicated, rental and sales revenue by operating segment, as well as the percentage change in each line item, comparing 2007 to 2006 (dollars in thousands):

	Year ended December 31,		
	2007	2006	% Change
North America – V.A.C. and TSS revenue:			
Rental	$ 924,735	$ 802,063	15.3%
Sales	298,895	257,217	16.2
Total – North America	1,223,630	1,059,280	15.5
EMEA/APAC – V.A.C. and TSS revenue:			
Rental	221,809	177,606	24.9
Sales	164,505	134,750	22.1
Total – EMEA/APAC	386,314	312,356	23.7
Total rental revenue	1,146,544	979,669	17.0
Total sales revenue	463,400	391,967	18.2
Total revenue	**$ 1,609,944**	**$ 1,371,636**	**17.4%**

For additional discussion on segment and geographical information, see Note 17 to our consolidated financial statements.

Revenue by Product Line

The following table sets forth, for the periods indicated, rental and sales revenue by product line, as well as the percentage change in each line item, comparing 2007 to 2006 (dollars in thousands):

	Year ended December 31,		
	2007	2006	% Change
V.A.C. revenue:			
Rental	$ 872,769	$ 732,308	19.2%
Sales	406,854	336,781	20.8
Total V.A.C.	**$ 1,279,623**	**$ 1,069,089**	**19.7**
TSS revenue:			
Rental	273,775	247,361	10.7
Sales	56,546	55,186	2.5
Total TSS	**$ 330,321**	**$ 302,547**	**9.2**
Total revenue	**$ 1,609,944**	**$ 1,371,636**	**17.4%**

The growth in total revenue over the prior year was due primarily to increased rental and sales volumes for V.A.C. Therapy systems and related disposables and increased rental volumes of TSS. Foreign currency exchange rate movements favorably impacted total revenue by 2.5% compared to the prior year.

Revenue Relationship

The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue in the period, as well as the changes in each line item, comparing 2007 to 2006:

	Year ended December 31,		
	2007	2006	Change
North America – V.A.C. and TSS revenue	76.0%	77.2%	(120 bps)
EMEA/APAC – V.A.C. and TSS revenue	24.0	22.8	120 bps
Total revenue	**100.0%**	**100.0%**	
V.A.C. revenue	79.5%	77.9%	160 bps
TSS revenue	20.5	22.1	(160 bps)
Total revenue	**100.0%**	**100.0%**	
Rental revenue	71.2%	71.4%	(20 bps)
Sales revenue	28.8	28.6	20 bps
Total revenue	**100.0%**	**100.0%**	

North America V.A.C. and TSS Revenue

The following table sets forth, for the periods indicated, North America V.A.C. and TSS rental and sales revenue by product line, as well as the percentage change in each line item, comparing 2007 to 2006 (dollars in thousands):

	Year ended December 31,		
	2007	2006	% Change
V.A.C. revenue:			
Rental	$ 730,167	$ 622,535	17.3%
Sales	262,873	222,002	18.4
Total V.A.C.	993,040	844,537	17.6
TSS revenue:			
Rental	194,568	179,528	8.4
Sales	36,022	35,215	2.3
Total TSS	230,590	214,743	7.4
Total rental revenue	924,735	802,063	15.3
Total sales revenue	298,895	257,217	16.2
Total revenue	**$ 1,223,630**	**$ 1,059,280**	**15.5%**

The growth in North America revenue over the prior year was due primarily to increased rental and sales volumes for V.A.C. Therapy systems and related disposables. Total North America V.A.C. revenue increased over the prior year primarily due to higher rental and sales unit volume, resulting from increased market penetration. Growth in rental unit volume was reported across all care settings. The increase in North America V.A.C. rental revenue was primarily due to a 17.6% increase in rental unit volume compared to the prior year. The increase in North America V.A.C. sales revenue over the prior year was due primarily to higher sales volumes for V.A.C. disposables associated with the increase in V.A.C. rental unit volume.

North America TSS revenue increased over the prior year primarily due to a 7.2% increase in rental unit volume.

EMEA/APAC V.A.C. and TSS Revenue

The following table sets forth, for the periods indicated, EMEA/APAC V.A.C. and TSS rental and sales revenue by product line, as well as the percentage change in each line item, comparing 2007 to 2006 (dollars in thousands):

	Year ended December 31,		
	2007	2006	% Change
V.A.C. revenue:			
Rental	$ 142,602	$ 109,773	29.9%
Sales	143,981	114,779	25.4
Total V.A.C.	286,583	224,552	27.6
TSS revenue:			
Rental	79,207	67,833	16.8
Sales	20,524	19,971	2.8
Total TSS	99,731	87,804	13.6
Total rental revenue	221,809	177,606	24.9
Total sales revenue	164,505	134,750	22.1
Total revenue	**$ 386,314**	**$ 312,356**	**23.7%**

The 2007 growth in total EMEA/APAC revenue was due primarily to increased rental and sales volumes for V.A.C. Therapy systems and related disposables and favorable foreign currency exchange rate variances. Foreign currency exchange rate movements accounted for 12.3% of the increase in total EMEA/APAC revenue in 2007 compared to the prior year.

The increase in EMEA/APAC V.A.C. revenue over the prior year was primarily due to higher V.A.C. rental and sales unit volume and favorable foreign currency exchange variances. Foreign currency exchange rate movements favorably impacted EMEA/APAC V.A.C revenue by 11.6% in 2007 compared to the prior year. The growth in EMEA/APAC V.A.C. rental revenue over the prior year was due primarily to a 24.7% increase in rental unit volume. Higher EMEA/APAC unit volume was partially offset by lower realized pricing due primarily to lower contracted pricing. Foreign currency exchange rate movements favorably impacted EMEA/APAC V.A.C. rental revenue by 12.1% in 2007 compared to the prior year. The increase in EMEA/APAC V.A.C. sales revenue over the prior year was primarily due to overall increased sales of V.A.C. disposables associated with the increase in V.A.C. rental unit volume. Foreign currency exchange rate movements favorably impacted EMEA/APAC V.A.C. sales revenue by 11.3% in 2007 compared to the prior year.

The increase in EMEA/APAC TSS revenue over the prior year was due primarily to foreign currency exchange rate movements which favorably impacted EMEA/APAC TSS revenue by 13.9% for 2007 compared to the prior year.

Rental Expenses

The following table presents rental expenses and the percentage relationship to total revenue comparing 2007 to 2006 (dollars in thousands):

	Year ended December 31,		
	2007	2006	Change
Rental expenses	$ 684,935	$ 607,132	12.8%
As a percent of total V.A.C. and TSS revenue	42.5%	44.3%	(180 bps)

Rental, or field, expenses are comprised of both fixed and variable costs. The decrease in rental expenses as a percent of total revenue was primarily due to increased sales force and service productivity and lower marketing expenditures during 2007 compared to the prior year. Our sales and service headcount increased to approximately 3,560 at December 31, 2007 from 3,520 at December 31, 2006, which resulted in a slower growth rate in expenses associated with our sales and service headcount than the rate of revenue growth.

Cost of Sales

The following table presents cost of sales and the sales margin for the periods indicated, comparing 2007 to 2006 (dollars in thousands):

	Year ended December 31,		
	2007	2006	Change
Cost of sales	$ 145,611	$ 120,492	20.8%
Sales margin	68.6%	69.3%	(70 bps)

Cost of sales includes manufacturing costs, product costs and royalties associated with our "for sale" products. The decreased sales margin for 2007 was due primarily to a volume purchase discount received in 2006 relating to a large opportunistic purchase of V.A.C. disposables which was fully recognized in 2006.

Gross Profit Margin

The following table presents the gross profit margin comparing 2007 to 2006:

	Year ended December 31,		
	2007	2006	Change
Gross profit margin	48.4%	47.0%	140 bps

The increase in gross profit margin for 2007 was due primarily to increased market penetration, improved revenue realization levels, increased sales force and service productivity and lower marketing expenditures compared to the prior year.

Selling, General and Administrative Expenses

The following table presents selling, general and administrative expenses and the percentage relationship to total revenue comparing 2007 to 2006 (dollars in thousands):

	Year ended December 31,		
	2007	2006	Change
Selling, general and administrative expenses	$ 356,560	$ 298,076	19.6%
As a percent of total revenue	22.1%	21.7%	40 bps

The increase in 2007 selling, general and administrative expenses, as a percent of total revenue, was due primarily to increased management transition costs, costs associated with our global alignment efforts, share-based compensation and reserve provisions associated with the portfolio rationalization of selected TSS inventory and rental assets compared to the prior year.

Share-Based Compensation Expense

KCI recognizes share-based compensation expense under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 Revised ("SFAS 123R"), *"Share-Based Payment,"* which was adopted on January 1, 2006 and requires the measurement and recognition of compensation expense over the estimated service period for all share-based payment awards, including stock options, restricted stock awards and restricted stock units based on estimated fair values on the date of grant.

As SFAS 123R requires the expensing of equity awards over the estimated service period, we have experienced an increase in share-based compensation expense as additional equity grants are made, compared to the prior year. Share-based compensation expense was recognized in the consolidated statements of earnings as follows (dollars in thousands, except per share data):

	Year ended December 31,	
	2007	**2006**
Rental expenses	$ 5,322	$ 4,285
Cost of sales	623	487
Selling, general and administrative expenses	17,769	12,335
Pre-tax share-based compensation expense	23,714	17,107
Less: Income tax benefit	(6,933)	(5,071)
Total share-based compensation expense, net of tax	$ 16,781	$ 12,036
Diluted net earnings per share impact	$ 0.23	$ 0.17

Research and Development Expenses

The following table presents research and development expenses and the percentage relationship to total revenue comparing 2007 to 2006 (dollars in thousands):

	Year ended December 31,		
	2007	**2006**	**Change**
Research and development expenses	$ 50,532	$ 36,694	37.7%
As a percent of total revenue	3.1%	2.7%	40 bps

Research and development expenses relate to our investments in clinical studies and the development of new advanced wound healing systems and dressings, new and synergistic technologies across the continuum of wound care, including tissue healing, preservation and repair, new applications of negative pressure technology, as well as upgrading and expanding our surface technologies in our TSS business.

Operating Margin

The following table presents the operating margin comparing 2007 to 2006:

	Year ended December 31,		
	2007	**2006**	**Change**
Operating margin	23.1%	22.5%	60 bps

The increase in operating margin was due primarily to increased market penetration, improved revenue realization levels and increased sales force and service productivity, partially offset by increased management transition costs, costs associated with our global alignment efforts, share-based compensation and reserve provisions associated with the portfolio rationalization of selected TSS inventory and rental assets compared to the prior year. Share-based compensation expense under SFAS 123R unfavorably impacted our operating margin by 1.5% in 2007 compared to 1.3% in the prior year.

Interest Expense

Interest expense was $19.9 million in 2007 compared to $20.3 million in the prior year. Interest expense in 2007 and 2006 includes write-offs of capitalized debt issuance costs totaling $3.9 million and $1.5 million, respectively. During 2007 and 2006, early-redemption premium payments of approximately $3.6 million and $490,000, respectively, were recorded as interest expense related to the redemption of our previously-existing senior subordinated notes. The remaining decrease in interest expense from the prior year is due to a reduction in our outstanding debt balance and a lower interest rate compared to the prior year.

Net Earnings

Net earnings for 2007 were $237.1 million compared to $195.5 million in the prior year, an increase of 21.3%. The effective income tax rate for 2007 was 33.8% compared to 33.1% for the prior year. The lower effective income tax rate in 2006 resulted from the favorable resolution of certain tax contingencies in that year.

Net Earnings per Diluted Share

Net earnings per diluted share for 2007 were $3.31 compared to net earnings per diluted share of $2.69 in the prior year. This increase resulted from higher net earnings in 2007 and the favorable impact of our open-market repurchases of common stock made during the second half of 2006.

LIQUIDITY AND CAPITAL RESOURCES

General

We require capital principally for capital expenditures, systems infrastructure, debt service, interest payments, working capital and our share repurchase program. Our capital expenditures consist primarily of manufactured rental assets, manufacturing equipment, computer hardware and software and expenditures related to leasehold improvements. Working capital is required principally to finance accounts receivable and inventory. Our working capital requirements vary from period-to-period depending on manufacturing volumes, the timing of shipments and the payment cycles of our customers and payers.

Sources of Capital

Based upon the current level of operations, we believe our existing cash resources, as well as cash flows from operating activities and availability under our revolving credit facility, will be adequate to meet our anticipated cash requirements for at least the next twelve months. During 2008, our primary source of capital was cash from operations and proceeds from our acquisition financing. During 2007 and 2006, our primary source of capital was cash from operations. The following table summarizes the net cash provided and used by operating activities, investing activities and financing activities for the years ended December 31, 2008, 2007 and 2006 (dollars in thousands):

	Year ended December 31,		
	2008	2007	2006
Net cash provided by operating activities	$ 427,131	$ 348,938	$ 236,263
Net cash used by investing activities	(1,887,235) [1]	(101,685)	(99,775)
Net cash provided (used) by financing activities	1,449,209 [2]	(97,659) [3]	(156,425) [4]
Effect of exchange rates changes on cash and cash equivalents	(7,331)	9,253	3,700
Net increase (decrease) in cash and cash equivalents	$ (18,226)	$ 158,847	$ (16,237)

(1) Includes the LifeCell acquisition, net of cash acquired, of $1.7 billion utilizing funds received from our new senior credit facility and convertible senior notes.

(2) Includes proceeds of $1.7 billion on our new senior credit facility and convertible senior notes and $114.0 million on our revolving facility, partially offset by the repayment of our previous revolving credit facility of $68.0 million, regularly scheduled debt payments totaling $50.0 million on our new senior credit facility, payments totaling $85.0 million on our revolving facility and a net cash payment of $48.7 million for our convertible note hedge and warrant transactions.

(3) This amount for 2007 includes debt prepayments and regularly scheduled debt payments totaling $120.0 million on our revolving credit facility, $139.5 million on our previous senior credit facility and $68.1 million for redemption of our subordinated notes, partially offset by proceeds of $188.0 million from our previously-existing revolving credit facility.

(4) This amount for 2006 includes debt prepayments and regularly scheduled debt payments totaling $70.4 million on our previous senior credit facility and $16.3 million for the repurchase of our previously-existing subordinated notes. In addition, the amount for 2006 includes $109.8 million related to the repurchase and retirement of 3.5 million shares of KCI common stock.

At December 31, 2008, our principal sources of liquidity consisted of $247.8 million of cash and cash equivalents and $262.4 million available under our revolving credit facility. The revolving credit facility makes available to us up to $300.0 million until May 2013. At December 31, 2008, there were $29.0 million of borrowings and $8.6 million in undrawn letters of credit under our revolving credit facility. Subsequent to December 31, 2008, we made voluntary prepayments of $50.0 million on our senior credit facility and $29.0 million on our revolving credit facility.

Working Capital

At December 31, 2008, we had current assets of $817.6 million, including $406.0 million in net accounts receivable and $109.1 million in inventory, and current liabilities of $412.4 million resulting in a working capital surplus of $405.2 million compared to a surplus of $482.3 million at December 31, 2007. The decrease in working capital is primarily due to current installments of our long-term debt under our senior credit facility.

As of December 31, 2008, we had $406.0 million of receivables outstanding, net of realization reserves of $104.0 million. North America receivables, net of realization reserves, were outstanding for an average of 77 days at December 31, 2008, up from 72 days at December 31, 2007. The increase in North American days revenue outstanding during

2008 is primarily attributable higher levels of growth in our homecare business which has a longer collection cycle. EMEA/APAC net receivable days increased from 81 days at December 31, 2007 to 84 days at December 31, 2008. LifeCell receivables were outstanding for an average of 43 days at December 31, 2008.

At December 31, 2007, we had current assets of $746.0 million, including $357.0 million in net accounts receivable and $50.3 million in inventory, and current liabilities of $263.7 million resulting in a working capital surplus of $482.3 million compared to a surplus of $280.9 million at December 31, 2006. The increase in our working capital surplus of $201.4 million was primarily due to increased cash from operations associated with revenue growth in 2007, partially offset by capital expenditures and the debt repayments made during the current year. The increase in working capital is also attributable to a reclassification of tax liabilities totaling $31.3 million to long-term in the current year resulting from our January 1, 2007 adoption of Interpretation No. 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes*," which was issued by the Financial Accounting Standards Board ("FASB").

If rental and sales volumes for V.A.C. Therapy systems and related disposables continue to increase, we believe that a significant portion of this increase could occur in the homecare market, which could have the effect of increasing accounts receivable due to the extended payment cycles we experience with most third-party payers. We have adopted a number of policies and procedures to reduce these extended payment cycles.

Capital Expenditures

During 2008, 2007 and 2006, we made capital expenditures of $131.3 million, $95.8 million and $92.2 million, respectively, due primarily to expanding the rental fleet, information technology purchases and leasehold improvements for the expansion of our LifeCell manufacturing facility.

Senior Credit Facility

On May 19, 2008, we entered into a senior credit facility, consisting of a $1.0 billion term loan facility and a $300.0 million revolving credit facility due May 2013. The following table sets forth the amounts owed under the term loan and revolving credit facility, the effective interest rates on such outstanding amounts, and amounts available for additional borrowing thereunder, as of December 31, 2008 (dollars in thousands):

Senior Credit Facility	Maturity Date	Effective Interest Rate	Amount Outstanding	Amount Available for Additional Borrowing
Revolving credit facility	May 2013	4.62%	$ 29,000	$ 262,411 (1)
Term loan facility	May 2013	5.67% (2)	950,000	-
Total			$ 979,000	$ 262,411

(1) At December 31, 2008, amount available under the revolving portion of our credit facility reflected a reduction of $8.6 million for letters of credit issued on our behalf, none of which have been drawn upon by the beneficiaries thereunder. Subsequent to December 31, 2008, we made voluntary prepayments of $50.0 million on our senior credit facility and $29.0 million on our revolving credit facility.

(2) The effective interest rate includes the effect of interest rate hedging arrangements. Excluding the interest rate hedging arrangements, our nominal interest rate as of December 31, 2008 was 4.75%.

Amounts outstanding under the senior credit facility bear interest at a rate equal to the base rate (defined as the higher of Bank of America's prime rate or 50 basis points above the federal funds rate) or the Eurocurrency rate (the LIBOR rate), in each case plus an applicable margin. The applicable margin varies in reference to our consolidated leverage ratio and ranges from 1.75% to 3.50% in the case of loans based on the Eurocurrency rate and 0.75% to 2.50% in the case of loans based on the base rate.

We may choose base rate or Eurocurrency pricing and may elect interest periods of 1, 2, 3 or 6 months for the Eurocurrency borrowings. Interest on base rate borrowings is payable quarterly in arrears. Interest on Eurocurrency borrowings is payable at the end of each applicable interest period or every three months in the case of interest periods in excess of three months. Interest on all past due amounts will accrue at 2.00% over the applicable rate.

Our senior credit facility contains affirmative and negative covenants customary for similar facilities and transactions including, but not limited to, quarterly and annual financial reporting requirements and limitations on additional indebtedness, other liens or guarantees, mergers or consolidations, capital expenditures, asset sales, certain investments, distributions to shareholders or share repurchases, early retirement of subordinated debt, changes in the nature of the business, changes in organizational documents and documents evidencing or related to indebtedness that are materially adverse to the interests of the lenders under the senior credit facility and changes in accounting policies or reporting practices.

Our senior credit facility contains financial covenants requiring us to meet certain leverage and fixed charge coverage ratios. It will be an event of default if we permit any of the following:

- as of the last day of any fiscal quarter, our leverage ratio of debt to EBITDA, as defined in the senior credit agreement, to be greater than a maximum leverage ratio, initially set at 3.50 to 1.00 and stepped down periodically until the fiscal quarter ending December 31, 2009, upon which date, and thereafter, the maximum leverage ratio will be 3.00 to 1.00; and
- as of the last day of any fiscal quarter, our ratio of EBITDA (with certain deductions) to fixed charges to be less than a minimum fixed charge coverage ratio, initially set at 1.10 to 1.00 and stepped up for the fiscal quarter ending December 31, 2008, and thereafter, to a minimum coverage ratio of 1.15 to 1.00.

As of December 31, 2008, we were in compliance with all covenants under the senior credit agreement and our leverage ratio of debt to EBITDA, as defined, was 2.7 to 1.0.

Convertible Senior Notes

On April 21, 2008, we closed our offering of $600.0 million aggregate principal amount of 3.25% convertible senior notes due 2015. We granted an option to the initial purchasers of the notes to purchase up to an additional $90.0 million aggregate principal amount of notes to cover over-allotments, which was exercised on May 1, 2008 for the entire $90.0 million aggregate principal amount. The notes are governed by the terms of an indenture dated as of April 21, 2008. Interest on the notes accrues at a rate of 3.25% per annum and is payable semi-annually in arrears on April 15 and October 15, beginning on October 15, 2008.

The notes are senior unsecured obligations, and rank (i) senior to any of our future indebtedness that is expressly subordinated to the notes; (ii) equally to any future senior subordinated debt; and (iii) effectively junior to any secured indebtedness to the extent of the value of the assets securing such indebtedness. In addition, the notes are structurally junior to (i) all existing and future indebtedness and other liabilities incurred by our subsidiaries and (ii) preferred stock issued by our subsidiaries, except that in the case of the guarantee of the principal and interest on the notes by the Subsidiary Guarantor, such guarantee will be (a) effectively subordinated to all of the Subsidiary Guarantor's secured debt to the extent of the value of the assets securing such debt, (b) contractually subordinated to its secured guarantee of our new credit facility and any credit facilities we enter into in the future, (c) pari passu with all of its other senior indebtedness, and (d) senior to all of its indebtedness that is expressly subordinated in right of payment to the subsidiary guarantee and all of its preferred stock outstanding.

Holders of the notes may convert their notes at their option on any day prior to the close of business on the business day immediately preceding October 15, 2014 only if one or more of the following conditions is satisfied:

(1) during any fiscal quarter commencing after June 30, 2008, if the last reported sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the conversion price of the notes in effect on each applicable trading day;

(2) during the five business day period following any five consecutive trading day period in which the trading price for the notes (per $1,000 principal amount of the notes) for each such trading day was less than 98% of the last reported sale price of our common stock on such date multiplied by the applicable conversion rate; or

(3) if we make certain significant distributions to holders of our common stock or enter into specified corporate transactions. The notes are convertible, regardless of whether any of the foregoing conditions has been satisfied, on or after October 15, 2014 at any time prior to the close of business on the third scheduled trading day immediately preceding the stated maturity date.

Upon conversion, holders will receive cash up to the aggregate principal amount of the notes being converted and shares of our common stock in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. The initial conversion rate for the notes is 19.4764 shares of our common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $51.34 per share of common stock and represents a 27.5% conversion premium over the last reported sale price of our common stock on April 15, 2008, which was $40.27 per share. The conversion rate and the conversion price are subject to adjustment upon the occurrence of certain events, such as distributions of dividends or stock splits. The entire principal amount of the Convertible Notes is recorded as debt as prescribed under APB 14, *"Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants."*

Concurrently with the issuance of the convertible senior notes we entered into convertible note hedge (the "Note Hedge") and warrant transactions (the "Warrants") with affiliates of the initial purchasers of the notes. These consist of purchased and written call options on KCI common stock. The Note Hedge and Warrants are structured to reduce the potential future economic dilution associated with conversion of the notes and to effectively increase the initial conversion price to $60.41 per share, which was approximately 50% higher than the closing price of KCI's common stock on April 15, 2008. The net cost of the Note Hedge and Warrants was $48.7 million.

The Note Hedge consists of 690,000 purchased call options, representing the number of $1,000 face value convertible notes and approximately 13.4 million shares of KCI common stock based on the initial conversion ratio of 19.4764 shares. The strike price is $51.34, which corresponds to the initial conversion price of the Notes and is similarly subject to customary adjustments. The Note Hedge expires on April 15, 2015, the maturity date of the Notes. Upon exercise of the Note Hedge, KCI would receive from its counterparties, a number of shares generally based on the amount by which the market value per share of our common stock exceeds the strike price of the convertible Note Hedge as measured during the relevant valuation period under the terms of the Note Hedge. The Note Hedge is recorded in equity as a component of additional paid-in capital. The Note Hedge is anti-dilutive and therefore will have no impact on net earnings per share, or EPS.

The Warrants consist of written call options on 13.4 million shares of KCI common stock, subject to customary anti-dilution adjustments. Upon exercise, the holder is entitled to purchase one share of KCI common stock for the strike price of approximately $60.41 per share, which was approximately 50% higher than the closing price of KCI's common stock on April 15, 2008. KCI at its option may elect to settle the Warrant in net shares or cash representing a net share settlement. The Warrants were issued to reduce the net cost of the Note Hedge to KCI. The Warrants are scheduled to expire during the third and fourth quarters of 2015. The Warrants are recorded in equity as a component of additional paid-in capital. The Warrants will have no impact on EPS until our share price exceeds the $60.41 exercise price. Prior to exercise, we will include the effect of additional shares that may be issued using the treasury stock method in our diluted EPS calculations.

In May 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position No. APB 14-1 ("FSP APB 14-1"), *"Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion."* FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's non-convertible debt borrowing rate. Upon adoption of FSP APB 14-1 on January 1, 2009, we allocated the proceeds received from the issuance of the convertible notes between a liability component and equity component by determining the fair value of the liability component using an estimated non-convertible debt borrowing rate for similar types of instruments. The difference between the proceeds of the notes and the fair value of the liability component was recorded as a discount on the debt with a corresponding offset to paid-in-capital (the equity component), net of applicable deferred taxes and the portion of issuance costs allocated to the equity component. The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method. FSP APB 14-1 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Retrospective application to all prior periods presented is required. Due to the retrospective application, the notes will reflect a lower principal balance and additional non-cash interest expense based on our non-convertible debt borrowing rate. Based on our estimated non-convertible borrowing rate of 7.8%, the adoption of FSP APB 14-1 will result in approximately $12.4 million and $18.8 million, or $0.11 and $0.16 per diluted share of additional non-cash interest expense for 2008 and 2009, respectively, assuming diluted weighted average shares outstanding of approximately 71.8 million. This amount will increase in subsequent reporting periods as the debt accretes to its par value over the remaining life of the notes.

Interest Rate Protection

At December 31, 2008, we had eleven interest rate swap agreements pursuant to which we have fixed the rate on $467.5 million notional amount of our outstanding variable rate debt at an average interest rate of 3.317%, exclusive of the Eurocurrency Rate Loan Spread as disclosed in the senior credit agreement. As of December 31, 2008, the aggregate fair value of our swap agreements was negative and recorded as a liability of $13.3 million. If our interest rate protection agreements were not in place, interest expense would have been approximately $492,000 and $51,000 lower for 2008 and 2007, respectively, but $2.0 million higher in 2006.

In January, 2009, we entered into additional interest rate swap agreements to convert an additional $100 million of our variable-rate debt to a fixed rate basis. These interest rate swap agreements are effective beginning on March 31, 2009 and expire on March 31, 2010 with a fixed interest rate of 1.110%, exclusive of the Eurocurrency Rate Loan Spread as disclosed in the senior credit agreement. These have been designated as cash flow hedge instruments under SFAS 133, *"Accounting for Derivative Instruments and Hedging Activities"*.

Contractual Obligations

We are committed to making cash payments in the future on long-term debt, capital leases, operating leases and purchase commitments. We have not guaranteed the debt of any other party. The following table summarizes our contractual cash obligations as of December 31, 2008 for each of the periods indicated (dollars in thousands):

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years	Total [1]
Long-Term Debt Obligations	$ 100,000	$ 375,000	$ 504,000	$ 690,000	$ 1,669,000
Interest on Long-Term Debt Obligations [2]	75,201	120,635	67,788	28,903	292,527
Capital Lease Obligations	191	187	13	-	391
Operating Lease Obligations	36,370	52,383	27,342	22,966	139,061
Purchase Obligations	27,616	-	-	-	27,616
Total	$ 239,378	$ 548,205	$ 599,143	$ 741,869	$ 2,128,595

(1) This excludes our liability of $26.2 million for unrecognized tax benefits. We cannot make a reasonably reliable estimate of the amount and period of related future payments for such liability.

(2) Amounts and timing may be different from our estimated interest payments due to potential voluntary prepayments, borrowings and interest rate fluctuations.

Effective November 2007, we entered into a supply agreement with Avail Medical Products, Inc., a subsidiary of Flextronics International Ltd., which was subsequently amended as of July 31, 2008. The agreement has a term of five years through November 2012 and is renewable annually for an additional twelve-month period in November of each year, unless either party gives notice to the contrary three-months or more prior to the expiration of the then-current term. Under this agreement, we have title to the raw materials used to manufacture our disposable supplies and retain title of all disposables inventory throughout the manufacturing process. In the event of termination, we would have been committed to purchase from Avail approximately $7.7 million of inventory as of December 31, 2008, which is included within Purchase Obligations in the table above.

Critical Accounting Estimates

The SEC defines critical accounting estimates as those that are, in management's opinion, very important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective or complex judgments. In preparing our financial statements in accordance with U.S. generally accepted accounting principles, we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from our estimates. The accounting policies that are most subject to important estimates or assumptions are described below. Also, see Note 1 to our consolidated financial statements.

Revenue Recognition and Accounts Receivable Realization

We recognize revenue in accordance with Staff Accounting Bulletin No. 104, *"Revenue Recognition,"* when each of the following four criteria are met:

1) a contract or sales arrangement exists;
2) products have been shipped and title has transferred or services have been rendered;
3) the price of the products or services is fixed or determinable; and
4) collectibility is reasonably assured.

We recognize rental revenue based on the number of days a product is used by the patient/organization, (i) at the contracted rental rate for contracted customers and (ii) generally, retail price for non-contracted customers. Sales revenue is recognized when products are shipped and title has transferred. In addition, we establish realization reserves against revenue to provide for adjustments including capitation agreements, estimated credit memos, volume discounts, pricing adjustments, utilization adjustments, product returns, cancellations, estimated uncollectible amounts and payer adjustments based on historical experience.

Domestic trade accounts receivable consist of amounts due directly from acute and extended care organizations, third-party payers, or TPP, both governmental and non-governmental, and patient pay accounts. Included within the TPP accounts receivable balances are amounts that have been or will be billed to patients once the primary payer portion of the claim has been settled by the TPP. International trade accounts receivable consist of amounts due primarily from acute care organizations.

The domestic TPP reimbursement process requires extensive documentation, which has had the effect of slowing both the billing and cash collection cycles relative to the rest of the business, and therefore, increasing total accounts receivable. Because of the extensive documentation required and the requirement to settle a claim with the primary payer prior to billing the secondary and/or patient portion of the claim, the collection period for a full settlement of a claim in our homecare business may, in some cases, extend beyond one year.

We utilize a combination of factors in evaluating the collectibility of our accounts receivable. For unbilled receivables, we establish reserves against revenue to allow for expected denied or uncollectible items. In addition, items that remain unbilled for more than a specified period of time, or beyond an established billing window, are reserved against revenue. For billed receivables, we generally establish reserves against revenue and bad debt using a combination of factors including historic adjustment rates for credit memos and cancelled transactions, historical collection experience, and the length of time receivables have been outstanding. The reserve rates vary by payer group. In addition, we record specific reserves for bad debt when we become aware of a customer's inability or refusal to satisfy its debt obligations, such as in the event of a bankruptcy filing. If circumstances change, such as higher than expected claims denials, post-payment claim recoupments, a material change in the interpretation of reimbursement criteria by a major customer or payer, or payment defaults or an unexpected material adverse change in a major customer's or payer's ability to meet its obligations, our estimates of the realizability of trade receivables could be reduced by a material amount. A hypothetical 1% change in the collectibility of our billed receivables at December 31, 2008 would impact pre-tax earnings by an estimated $3.1 million.

Inventory

V.A.C. and TSS inventories

Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Costs include material, labor and manufacturing overhead costs. Inventory expected to be converted into equipment for short-term rental is reclassified to property, plant and equipment. We review our inventory balances monthly for excess sale products or obsolete inventory levels. Except where firm orders are on-hand, inventory quantities of sale-only products in excess of demand over the preceding twelve months are considered excess and are reserved at 50% of cost. For rental products, we review both product usage and product life cycle to classify inventory as active, discontinued or obsolete. Obsolescence reserve balances are established on an increasing basis from 0% for active, high-demand products to 100% for obsolete products. The inventory reserve balance is reviewed, and if necessary, adjustments are made on a monthly basis. We rely on historical information and production planning forecasts to support our reserve and utilize management's business judgment for "high risk" items, such as products that have a fixed shelf life. Once the inventory is written down, we do not adjust the reserve balance until the inventory is sold or otherwise disposed.

LifeCell inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis. Inventories on hand include the cost of materials, freight, direct labor and manufacturing overhead. The Company records a provision for excess and obsolete inventory based primarily on inventory quantities on hand, the historical product sales and estimated forecast of future product demand and production requirements. In addition, the Company records a provision for tissue that will not meet tissue standards based on historic rejection rates.

Long-Lived Assets

Property, plant and equipment are stated at cost. Betterments, which extend the useful life of the equipment, are capitalized. Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives (20 to 30 years for buildings and between three and seven years for most of our other property and equipment) of the assets. If an event were to occur that indicates the carrying value of long lived assets might not be recoverable, we would review property, plant and equipment for impairment using an undiscounted cash flow analysis and if an impairment had occurred on an undiscounted basis, we would compute the fair market value of the applicable assets on a discounted cash flow basis and adjust the carrying value accordingly.

Goodwill and Other Intangible Assets

Goodwill represents the excess purchase price over the fair value of net assets acquired. Effective January 1, 2002, we applied the provisions of SFAS No. 142 ("SFAS 142"), *"Goodwill and Other Intangible Assets,"* in our accounting for goodwill. SFAS 142 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually, by reporting unit, for impairment, or more frequently when events or changes in circumstances indicate that the asset might be impaired. For indefinite lived intangible assets, impairment is tested by comparing the carrying value of the asset to the fair value of the reporting unit, which is the same as the segment to which they are assigned.

Goodwill and other indefinite lived intangible assets were initially tested for impairment during 2002, and we determined that there was no impairment. The most recent annual test completed in the fourth quarter of 2008 reconfirmed the lack of impairment. The goodwill of a reporting unit will be tested annually or if an event occurs or circumstances change that would likely reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition.

Income Taxes

Deferred income taxes are accounted for in accordance with SFAS No. 109 ("SFAS 109"), *"Accounting for Income Taxes,"* as amended. SFAS 109 requires the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statements and the tax bases of assets and liabilities, as measured by current enacted tax rates. When appropriate, in accordance with SFAS 109, we evaluate the need for a valuation allowance to reduce our deferred tax assets.

We account for uncertain tax positions in accordance with the FASB issued Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes."* Accordingly, a liability is recorded for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

At December 31, 2008, deferred tax assets recorded by KCI decreased from 2007 as a result of the LifeCell transaction and the recording of deferred tax liabilities associated with the acquisition. We have established a valuation allowance to reduce deferred tax assets associated with foreign net operating losses, certain foreign deferred tax assets and state research and development credits to an amount whose realization is more likely than not. We anticipate that the reversal of existing taxable temporary differences and future income will provide sufficient taxable income to realize the tax benefit of the remaining deferred tax assets; therefore we have not provided a valuation allowance.

The effective income tax rate for the full year of 2008 was 39.5% compared to 33.8% in 2007. For 2008, the increase in the effective income tax rate was due primarily to the non-deductibility of the $61.6 million write-off of IPR&D associated with the LifeCell acquisition.

Share-based Compensation

KCI recognizes share-based compensation expense under the provisions of SFAS No. 123(R) ("SFAS 123R"), *"Share-Based Payment,"* which requires the measurement and recognition of compensation expense over the estimated service period for all share-based payment awards, including stock options, restricted stock awards and restricted stock units based on estimated fair values on the date of grant.

KCI has elected to use the Black-Scholes model to estimate the fair value of option grants under SFAS 123R. We believe that the use of the Black-Scholes model meets the fair value measurement objective of SFAS 123R and reflects all substantive characteristics of the instruments being valued. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive share-based compensation awards, and subsequent events will not affect the original estimates of fair value made by us under SFAS 123R.

As prescribed by SFAS 123R, KCI estimates forfeitures when recognizing compensation costs. We will adjust our estimate of forfeitures as actual forfeitures differ from our estimates, resulting in the recognition of compensation cost only for those awards that actually vest. Prior to the adoption of SFAS 123R, we recorded forfeitures of share-based compensation awards as they occurred. As a result of this change, we recorded a cumulative effect of a change in accounting principle of approximately $114,000 as a reduction in share-based compensation expense in our condensed consolidated statement of earnings in the first quarter of 2006.

The weighted-average estimated fair value of stock options granted during 2008, 2007 and 2006 was $19.52, $24.30 and $17.63, respectively, using the Black-Scholes option pricing model with the following weighted average assumptions (annualized percentages):

	2008	2007	2006
Expected stock volatility	39.4%	39.6%	39.2%
Expected dividend yield	-	-	-
Risk-free interest rate	3.2%	4.5%	4.8%
Expected life (years)	6.3	6.2	6.2

The expected stock volatility is based on historical volatilities of KCI and other similar entities. The expected dividend yield is 0% as we have historically not paid cash dividends on our common stock. The risk-free interest rates for periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect at the time of grant. We have chosen to estimate expected life using the simplified method as defined in Staff Accounting Bulletin No. 107, *"Share-Based Payment,"* rather than using our own historical expected life as there has not been sufficient history since we completed our initial public offering to allow us to better estimate this variable.

Legal Proceedings and Other Loss Contingencies

We are subject to various legal proceedings, many involving routine litigation incidental to our business. The outcome of any legal proceeding is not within our complete control, is often difficult to predict and is resolved over very long periods of time. Estimating probable losses associated with any legal proceedings or other loss contingencies is very complex and requires the analysis of many factors including assumptions about potential actions by third parties. Loss contingencies are disclosed when there is at least a reasonable possibility that a loss has been incurred and are recorded as liabilities in the consolidated financial statements when it is both (1) probable or known that a liability has been incurred and (2) the amount of the loss is reasonably estimable, in accordance with SFAS No. 5, *"Accounting for Contingencies."* If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. If a loss contingency is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 ("SFAS 157"), *"Fair Value Measurements,"* which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. On February 12, 2008, the FASB issued Staff Position No. FAS 157-2 ("FSP 157-2"), which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We elected a partial deferral of SFAS 157 under the provisions of FSP 157-2 related to the nonfinancial assets and nonfinancial liabilities associated with our LifeCell acquisition which were measured and recorded at fair value as of the acquisition date. We adopted SFAS 157 for our financial assets and financial liabilities beginning January 1, 2008 and beginning January 1, 2009, we have adopted the provision of SFAS 157 previously deferred by FSP 157-2. The adoption of SFAS 157 did not have a material impact on our results of operations or our financial position.

At December 31, 2008, we had eleven interest rate swap agreements designated as cash flow hedge instruments and foreign currency exchange contracts to sell approximately $87.6 million of various currencies. The fair values of these interest rate swap agreements and foreign currency exchange contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The following table sets forth the information by level for financial assets and financial liabilities that are measured at fair value, as defined by SFAS 157, on a recurring basis (dollars in thousands):

	Fair Value at December 31, 2008	Fair Value Measurements at Reporting Date Using Inputs Considered as		
		Level 1	Level 2	Level 3
Liabilities:				
Foreign currency exchange contracts	$ 1,964	$ -	$ 1,964	$ -
Interest rate swap agreements	$ 13,240	$ -	$ 13,240	$ -

We did not have any measurements of financial assets or financial liabilities at fair value on a nonrecurring basis at December 31, 2008.

In February 2007, the FASB issued SFAS No. 159 ("SFAS 159"), *"The Fair Value of Financial Assets and Financial Liabilities,"* which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS 159 was effective for KCI beginning January 1, 2008, and the adoption of SFAS 159 did not have a material impact on our results of operations or our financial position.

In June 2007, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 07-3 ("EITF 07-3"), *"Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities."* The scope of EITF 07-3 is limited to nonrefundable advance payments for goods and services to be used or rendered in future research and development activities pursuant to an executory contractual arrangement. EITF 07-3 provides that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Companies should report the effects of applying EITF 07-3 prospectively for new contracts entered into on or after the effective date of this Issue. EITF 07-3 was effective for KCI beginning January 1, 2008, and the adoption of EITF 07-3 did not have a material impact on our results of operations or our financial position.

In December 2007, the FASB issued SFAS No. 141 Revised ("SFAS 141R"), *"Business Combinations,"* which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and specifies what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations and is effective for fiscal years beginning after December 15, 2008. The impact that the adoption of SFAS 141R will have on our consolidated financial statements is dependent on the nature, terms and size of business combinations that occur after the effective date.

In March 2008, the FASB issued SFAS No. 161 ("SFAS 161"), *"Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133,"* which enhances the required disclosures regarding derivatives and hedging activities. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 was effective for KCI beginning January 1, 2009, and the adoption of SFAS 161 did not have a material impact on our results of operations or our financial position.

In April 2008, the FASB issued Staff Position No. FAS 142-3 ("FSP 142-3"), *"Determination of the Useful Life of Intangible Assets"* which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, *"Goodwill and Other Intangible Assets."* FSP 142-3 is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other U.S. generally accepted accounting principles. FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. FSP 142-3 was effective for KCI beginning January 1, 2009, and the adoption of FSP 142-3 did not have a material impact on our results of operations or our financial position.

In May 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position No. APB 14-1 ("FSP APB 14-1"), *"Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion."* FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's non-convertible debt borrowing rate. Upon adoption of FSP APB 14-1 on January 1, 2009, we allocated the proceeds received from the issuance of the convertible notes between a liability component and equity component by determining the fair value of the liability component using an estimated non-convertible debt borrowing rate for similar types of instruments. The difference between the proceeds of the notes and the fair value of the liability component was recorded as a discount on the debt with a corresponding offset to paid-in-capital (the equity component), net of applicable deferred taxes and the portion of issuance costs allocated to the equity component. The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method. FSP APB 14-1 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Retrospective application to all prior periods presented is required. Due to the retrospective application, the notes will reflect a lower principal balance and additional non-cash interest expense based on our non-convertible debt borrowing rate. Based on our estimated non-convertible borrowing rate of 7.8%, the adoption of FSP APB 14-1 will result in approximately $12.4 million and $18.8 million, or $0.11 and $0.16 per diluted share of additional non-cash interest expense for 2008 and 2009, respectively, assuming diluted weighted average shares outstanding of approximately 71.8 million. This amount will increase in subsequent reporting periods as the debt accretes to its par value over the remaining life of the notes.

In June 2008, the FASB ratified EITF Issue No. 07-5 ("EITF 07-5"), *"Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock."* EITF 07-5 addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock which is taken into consideration in evaluating the applicability of SFAS 133, *"Accounting for Derivative Instruments and Hedging Activities"* and EITF Issue No. 00-19, *"Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."* EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. Early adoption is not permitted. EITF 07-5 was effective for KCI beginning January 1, 2009, and the adoption of EITF 07-5 did not have a material impact on our results of operations or our financial position.

In October 2008, FASB issued Staff Position No. FAS 157-3 ("FSP 157-3"), *"Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active,"* which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective October 10, 2008 and for prior periods for which financial statements have not been issued. The adoption of FSP 157-3 did not have a material impact on our results of operations or our financial position.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including fluctuations in interest rates and variability in currency exchange rates. We have established policies, procedures and internal processes governing our management of market risk and the use of financial instruments to manage our exposure to such risk.

Interest Rate Risk

We have variable interest rate debt and other financial instruments, which are subject to interest rate risk that could have a negative impact on our business if not managed properly. We have a risk management policy which is designed to reduce the potential negative earnings effect arising from the impact of fluctuating interest rates. We manage our interest rate risk on our borrowings through interest rate swap agreements which effectively convert a portion of our variable-rate borrowings to a fixed rate basis through June 2011, thus reducing the impact of changes in interest rates on future interest expenses. We do not use financial instruments for speculative or trading purposes.

We are required under the senior credit facility to enter into interest rate swaps to attain a fixed interest rate on at least 50% of our aggregate outstanding indebtedness, for a period of at least 30 months thereafter. As a result of the swap agreements currently in effect as of December 31, 2008, approximately 69.4% of our long-term debt outstanding, including the convertible senior notes, has a fixed interest rate.

At December 31, 2008, we had eleven interest rate swap agreements pursuant to which we have fixed the rate on an aggregate $467.5 million notional amount of our outstanding variable-rate debt at a weighted average interest rate of 3.317%, exclusive of the Eurocurrency Rate Loan Spread as disclosed in the senior credit agreement, as follows:

- 3.895% per annum on $87.0 million of our variable rate debt through June 30, 2011;
- 3.895% per annum on $43.5 million of our variable rate debt through June 30, 2011;
- 3.895% per annum on $43.5 million of our variable rate debt through June 30, 2011;
- 3.399% per annum on $37.4 million of our variable rate debt through March 31, 2011;
- 3.399% per annum on $28.1 million of our variable rate debt through March 31, 2011;
- 3.399% per annum on $28.1 million of our variable rate debt through March 31, 2011;
- 3.030% per annum on $40.0 million of our variable rate debt through December 31, 2010;
- 3.030% per annum on $30.0 million of our variable rate debt through December 31, 2010;
- 3.030% per annum on $30.0 million of our variable rate debt through December 31, 2010;
- 2.520% per annum on $60.0 million of our variable rate debt through December 31, 2009; and
- 2.520% per annum on $40.0 million of our variable rate debt through December 31, 2009.

The aggregate notional amount decreases quarterly by amounts ranging from $26.0 million to $47.0 million until maturity.

In January, 2009, we entered into additional interest rate swap agreements to convert an additional $100 million of our variable-rate debt to a fixed rate basis. These interest rate swap agreements are effective beginning on March 31, 2009 and expire on March 31, 2010 with a fixed interest rate of 1.110%, exclusive of the Eurocurrency Rate Loan Spread as disclosed in the senior credit agreement. These have been designated as cash flow hedge instruments under SFAS 133.

The tables below provide information as of December 31, 2008 and 2007 about our long-term debt and interest rate swaps, both of which are sensitive to changes in interest rates. For long-term debt, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date (dollars in thousands):

	Expected Maturity Date as of December 31, 2008						
	2009	2010	2011	2012	Thereafter	Total	Fair Value
Long-term debt							
Fixed rate	$ —	$ —	$ —	$ —	$ 690,000	$ 690,000	$ 392,955[1]
Average interest rate	—	—	—	—	3.250%	3.250%	
Variable rate	$ 100,000	$ 150,000	$ 225,000	$300,000	$ 204,000	$979,000	$ 881,100
Weighted average interest rate[2]	4.748%	4.748%	4.748%	4.748%	4.748%	4.748%	
Interest rate swap[3]							
Variable to fixed-notional amount	$ 205,500	$ 192,500	$ 69,500	$ —	$ —	$ 467,500	$ (13,272)
Average pay rate	3.293%	3.511%	3.797%	—	—	3.380%	
Average receive rate[4]	1.460%	1.460%	1.460%	—	—	1.460%	

(1) The fair value of our 3.25% Convertible Senior Notes due 2015 is based on a limited number of trades and does not necessarily represent the purchase price of the entire convertible note portfolio.

(2) The weighted average interest rates for future periods were based on the nominal interest rates as of the specified date.

(3) Interest rate swaps relate to the variable rate debt under long-term debt. The aggregate fair value of our interest rate swap agreements was negative and was recorded as a liability at December 31, 2008.

(4) The average receive rates for future periods are based on the current period average receive rates. These rates reset quarterly.

	Expected Maturity Date as of December 31, 2007						
	2008	2009	2010	2011	Thereafter	Total	Fair Value
Long-term debt							
Variable rate	$ —	$ —	$ —	$ —	$ 68,000	$ 68,000	$ 68,000
Weighted average interest rate[1]	—	—	—	—	5.84%	5.84%	

(1) The weighted average interest rates for future periods were based on the nominal interest rates as of the specified date.

Foreign Currency and Market Risk

We have direct operations in the U.S., Canada, Western Europe, Australia, New Zealand, Singapore and South Africa, and we conduct additional business through distributors in Latin America, the Middle East, Eastern Europe and Asia. Our foreign operations are measured in their applicable local currencies. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we have operations. Exposure to these fluctuations is managed primarily through the use of natural hedges, whereby funding obligations and assets are both managed in the applicable local currency.

KCI faces transactional currency exposures when its foreign subsidiaries enter into transactions denominated in currencies other than their local currency. These nonfunctional currency exposures relate primarily to existing and forecasted intercompany receivables and payables arising from intercompany purchases of manufactured products. KCI enters into forward currency exchange contracts to mitigate the impact of currency fluctuations on transactions denominated in nonfunctional currencies, thereby limiting risk that would otherwise result from changes in exchange rates. The periods of the forward currency exchange contracts correspond to the periods of the exposed transactions.

At December 31, 2008, we had outstanding forward currency exchange contracts to sell approximately $87.6 million of various currencies. Based on our overall transactional currency rate exposure, movements in the currency rates will not materially affect our financial condition. We are exposed to credit loss in the event of nonperformance by counterparties on their outstanding forward currency exchange contracts, but do not anticipate nonperformance by any of the counterparties.

International operations reported operating profit of $136.2 million for the year ended December 31, 2008. We estimate that a 10% fluctuation in the value of the U.S. dollar relative to these foreign currencies as of and for the year ended December 31, 2008 would change our net earnings for the year ended December 31, 2008 by approximately $13.0 million. Our analysis does not consider the impact the fluctuation would have on the value of our forward currency exchange contracts or the implications that such fluctuations could have on the overall economic activity that could exist in such an environment in the U.S. or the foreign countries or on the results of operations of our foreign entities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Kinetic Concepts, Inc.

We have audited the accompanying consolidated balance sheets of Kinetic Concepts, Inc. and subsidiaries "the Company" as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kinetic Concepts, Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2007, the Company changed its method of accounting for income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

San Antonio, Texas
February 23, 2009

KINETIC CONCEPTS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands)

	December 31, 2008	December 31, 2007
Assets:		
Current assets:		
Cash and cash equivalents	$ 247,767	$ 265,993
Accounts receivable, net	406,007	356,965
Inventories, net	109,097	50,341
Deferred income taxes	19,972	41,504
Prepaid expenses and other	34,793	31,176
Total current assets	817,636	745,979
Net property, plant and equipment	303,799	228,471
Debt issuance costs, less accumulated amortization of $9,625 at 2008 and $218 at 2007	53,528	2,456
Deferred income taxes	8,635	8,743
Goodwill	1,337,810	48,897
Identifiable intangible assets, less accumulated amortization of $36,773 at 2008 and $10,678 at 2007	472,547	7,196
Other non-current assets	12,730	15,843
	$ 3,006,685	$ 1,057,585
Liabilities and Shareholders' Equity:		
Current liabilities:		
Accounts payable	$ 53,765	$ 50,804
Accrued expenses and other	258,666	212,874
Current installments of long-term debt	100,000	-
Total current liabilities	412,431	263,678
Long-term debt, net of current installments	1,569,000	68,000
Non-current tax liabilities	26,205	31,313
Deferred income taxes	181,745	9,921
Other non-current liabilities	6,382	7,653
Total liabilities	2,195,763	380,565
Shareholders' equity:		
Common stock; authorized 225,000 at 2008 and 2007, issued and outstanding 70,524 at 2008 and 72,153 at 2007	71	72
Preferred stock; authorized 50,000 at 2008 and 2007; issued and outstanding 0 at 2008 and 2007	-	-
Additional paid-in capital	665,746	644,347
Retained earnings (deficit)	136,099	(7,181)
Accumulated other comprehensive income	9,006	39,782
Shareholders' equity	810,922	677,020
	$ 3,006,685	$ 1,057,585

See accompanying notes to consolidated financial statements.

KINETIC CONCEPTS, INC. AND SUBSIDIARIES
Consolidated Statements of Earnings
(in thousands, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Revenue:			
Rental	$ 1,199,778	$ 1,146,544	$ 979,669
Sales	678,131	463,400	391,967
Total revenue	**1,877,909**	**1,609,944**	**1,371,636**
Rental expenses	724,970	684,935	607,132
Cost of sales	218,503	145,611	120,492
Gross profit	**934,436**	**779,398**	**644,012**
Selling, general and administrative expenses	423,513	356,560	298,076
Research and development expenses	75,839	50,532	36,694
Acquired intangible asset amortization	25,001	-	-
In-process research and development	61,571	-	-
Operating earnings	**348,512**	**372,306**	**309,242**
Interest income and other	6,101	6,154	4,717
Interest expense	(68,639)	(19,883)	(20,333)
Foreign currency gain (loss)	1,308	(624)	(1,580)
Earnings before income taxes	**287,282**	**357,953**	**292,046**
Income taxes	113,387	120,809	96,578
Net earnings	**$ 173,895**	**$ 237,144**	**$ 195,468**
Net earnings per share:			
Basic	**$ 2.43**	**$ 3.34**	**$ 2.76**
Diluted	**$ 2.42**	**$ 3.31**	**$ 2.69**
Weighted average shares outstanding:			
Basic	**71,464**	**70,975**	**70,732**
Diluted	**71,785**	**71,674**	**72,652**

See accompanying notes to consolidated financial statements.

KINETIC CONCEPTS, INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
(in thousands)

	Common Stock		Additional Paid-in	Deferred	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Par	Capital	Compensation	(Deficit)	Income	Equity
Balances at December 31, 2005	**70,307**	**$ 70**	**$ 557,468**	**$ (6,880)**	**$ (365,916)**	**$ 6,724**	**$ 191,466**
Net earnings	-	-	-	-	195,468	-	195,468
Foreign currency translation adjustment, net of taxes of $880	-	-	-	-	-	19,431	19,431
Net derivative gain, net of taxes of $41	-	-	-	-	-	75	75
Reclassification adjustment for gains included in income, net of taxes of $(701)	-	-	-	-	-	(1,301)	(1,301)
Repurchase of common stock in open-market transactions	(3,254)	(3)	(26,120)	-	(73,877)	-	(100,000)
Exercise of stock options and other	2,951	3	30,134	-	-	-	30,137
Shares purchased under ESPP	124	-	3,830	-	-	-	3,830
Restricted stock issued, net of forfeitures	333	-	-	-	-	-	-
Share-based compensation expense	-	-	17,107	-	-	-	17,107
Reclassification as a result of SFAS 123R	-	-	(6,880)	6,880	-	-	-
Balances at December 31, 2006	**70,461**	**$ 70**	**$ 575,539**	**$ -**	**$ (244,325)**	**$ 24,929**	**$ 356,213**
Net earnings	-	-	-	-	237,144	-	237,144
Foreign currency translation adjustment, net of taxes of $353	-	-	-	-	-	14,819	14,819
Net derivative gain, net of taxes of $1	-	-	-	-	-	1	1
Reclassification adjustment for losses included in income, net of taxes of $18	-	-	-	-	-	33	33
Exercise of stock options and other	1,459	2	42,738	-	-	-	42,740
Shares purchased under ESPP	119	-	4,083	-	-	-	4,083
Restricted stock issued, net of forfeitures and shares withheld for minimum tax withholdings	114	-	(1,097)	-	-	-	(1,097)
Share-based compensation expense	-	-	23,084	-	-	-	23,084
Balances at December 31, 2007	**72,153**	**$ 72**	**$ 644,347**	**$ -**	**$ (7,181)**	**$ 39,782**	**$ 677,020**
Net earnings	-	-	-	-	173,895	-	173,895
Foreign currency translation adjustment, net of taxes of $565	-	-	-	-	-	(22,170)	(22,170)
Net derivative loss, net of taxes of $(4,806)	-	-	-	-	-	(8,926)	(8,926)
Reclassification adjustment for losses included in income, net of taxes of $172	-	-	-	-	-	320	320
Repurchase of common stock in open-market transactions	(2,073)	(1)	(19,384)	-	(30,615)	-	(50,000)
Exercise of stock options and other	94	-	1,495	-	-	-	1,495
Shares purchased under ESPP	172	-	4,457	-	-	-	4,457
Restricted stock issued, net of forfeitures and shares withheld for minimum tax withholdings	178	-	(1,010)	-	-	-	(1,010)
Share-based compensation expense	-	-	26,315	-	-	-	26,315
Convertible bond note hedge, net of taxes of ($58,178), and warrants	-	-	9,526	-	-	-	9,526
Balances at December 31, 2008	**70,524**	**$ 71**	**$ 665,746**	**$ -**	**$ 136,099**	**$ 9,006**	**$ 810,922**

See accompanying notes to consolidated financial statements.

KINETIC CONCEPTS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net earnings	$ 173,895	$ 237,144	$ 195,468
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation, amortization and other	135,372	93,823	83,407
Provision for bad debt	10,605	7,567	13,744
Amortization of deferred gain on sale of headquarters facility	(1,070)	(1,070)	(1,070)
Write-off of deferred debt issuance costs	860	3,922	1,515
Share-based compensation expense	26,315	23,714	17,107
Excess tax benefit from share-based payment arrangements	(1,917)	(14,318)	(43,152)
Write-off of in-process research and development	61,571	-	-
Change in assets and liabilities, net of business acquired:			
Increase in accounts receivable, net	(39,884)	(33,534)	(55,986)
Decrease (increase) in inventories, net	5,632	(8,731)	(14,505)
Decrease (increase) in prepaid expenses and other	2,528	(5,592)	(2,527)
Decrease (increase) in deferred income taxes, net	84,771	(16,091)	(20,875)
Increase (decrease) in accounts payable	(15,618)	12,793	(4,850)
Increase (decrease) in accrued expenses and other	(6,085)	23,409	19,769
Increase (decrease) in tax liabilities, net	(9,844)	25,902	48,218
Net cash provided by operating activities	**427,131**	**348,938**	**236,263**
Cash flows from investing activities:			
Additions to property, plant and equipment	(131,283)	(95,847)	(92,178)
Increase in inventory to be converted into equipment for short-term rental	(11,200)	(5,000)	(4,000)
Dispositions of property, plant and equipment	5,998	2,528	1,894
Business acquired in purchase transaction, net of cash acquired	(1,745,743)	-	-
Purchase of investments	-	(36,425)	-
Maturities of investments	-	36,425	-
Increase in identifiable intangible assets and other non-current assets	(5,007)	(3,366)	(5,491)
Net cash used by investing activities	**(1,887,235)**	**(101,685)**	**(99,775)**
Cash flows from financing activities:			
Proceeds from revolving credit facility	114,000	188,000	-
Repayments of long-term debt, capital lease and other obligations	(135,260)	(327,659)	(87,684)
Payments of debt issuance costs	-	(2,359)	-
Repurchase of common stock in open-market transactions	(50,000)	-	(100,000)
Excess tax benefit from share-based payment arrangements	1,917	14,318	43,152
Proceeds from exercise of stock options	2,454	28,372	11,937
Purchase of immature shares for minimum tax withholdings	(1,010)	(2,414)	(27,660)
Proceeds from purchase of stock in ESPP and other	4,457	4,083	3,830
Acquisition financing:			
Proceeds from senior credit facility	1,000,000	-	-
Proceeds from convertible senior notes	690,000	-	-
Repayment of long-term debt	(68,000)	-	-
Proceeds from convertible debt warrants	102,458	-	-
Purchase of convertible debt hedge	(151,110)	-	-
Payment of debt issuance costs	(60,697)	-	-
Net cash provided (used) by financing activities	**1,449,209**	**(97,659)**	**(156,425)**
Effect of exchange rate changes on cash and cash equivalents	(7,331)	9,253	3,700
Net increase (decrease) in cash and cash equivalents	**(18,226)**	**158,847**	**(16,237)**
Cash and cash equivalents, beginning of year	**265,993**	**107,146**	**123,383**
Cash and cash equivalents, end of year	**$ 247,767**	**$ 265,993**	**$ 107,146**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements presented herein include the accounts of Kinetic Concepts, Inc., together with its consolidated subsidiaries. All inter-company balances and transactions have been eliminated in consolidation. The consolidated entity is referred to herein as "KCI." Certain prior period amounts have been reclassified to conform to the 2008 presentation.

During the first quarter of 2008, we completed the realignment of our geographic reporting structure to correspond with our current management structure. For 2008, we are reporting financial results for our V.A.C. Therapy and Therapeutic Support Systems ("TSS") product line revenues consistent with this new structure, including the reclassification of prior period amounts to conform to this current reporting structure. On May 27, 2008, we completed the acquisition of all the outstanding capital stock of LifeCell Corporation ("LifeCell"), a leader in innovative tissue regeneration products sold primarily throughout the United States ("the U.S."). Under our current management structure, LifeCell is excluded from the geographic reporting structure and is reported as its own operating segment. The results of LifeCell's operations have been included in our consolidated financial statements beginning on May 20, 2008, the date on which we achieved a majority ownership position and control of the LifeCell operations.

(b) Nature of Operations and Customer Concentration

Kinetic Concepts, Inc. is a leading global medical technology company devoted to the discovery, development, manufacture and marketing of innovative, high-technology therapies and products for the advanced wound care, regenerative medicine and therapeutic support system markets. We design, manufacture, market and service a wide range of proprietary products that can improve clinical outcomes and can help reduce the overall cost of patient care. Our advanced wound care systems incorporate our proprietary V.A.C. Therapy technology, which is clinically-proven to promote wound healing through unique mechanisms of action, and to speed recovery times while reducing the overall cost of treating patients with complex wounds. Our regenerative medicine products include tissue-based products for use in reconstructive, orthopedic and urogynecologic surgical procedures to repair soft tissue defects. Our TSS business includes specialty hospital beds, mattress replacement systems and overlays, which are designed to address pulmonary complications associated with immobility, to reduce or treat skin breakdown and assist caregivers in the safe and dignified handling of patients of size. We have an infrastructure designed to meet the specific needs of medical professionals and patients across all healthcare settings, including acute care hospitals, extended care organizations and patients' homes, both in the U.S. and abroad.

We have direct operations in the U.S., Canada, Western Europe, Australia, New Zealand, Singapore and South Africa, and we conduct additional business through distributors in Latin America, the Middle East, Eastern Europe and Asia. We manage our business in three reportable operating segments: (i) North America – V.A.C. and TSS, which is comprised principally of the U.S. and includes Canada and Puerto Rico; (ii) EMEA/APAC – V.A.C. and TSS, which is comprised principally of Europe and includes the Middle East, Africa and the Asia Pacific region; and (iii) LifeCell.

Operations for North America V.A.C. and TSS accounted for approximately 67.7%, 76.0% and 77.2% of our total revenue for 2008, 2007 and 2006, respectively. In the U.S. acute care settings, which accounted for approximately half of our North American V.A.C. and TSS revenue for 2008, we bill our customers directly for the rental and sale of our products. Also in the U.S. acute and extended care settings, we contract with both proprietary hospital groups and voluntary group purchasing organizations, or GPOs. Proprietary hospital groups own all of the hospitals which they represent and, as a result, can ensure compliance with an executed national agreement. Voluntary GPOs negotiate contracts on behalf of member hospital organizations, but cannot ensure that their members will comply with the terms of an executed national agreement. Approximately 32.6%, 36.9% and 37.6% of our total revenue during 2008, 2007 and 2006, respectively, was generated under national agreements with GPOs. During 2008, 2007 and 2006, we recorded approximately $198.3 million, $193.6 million and $179.2 million, respectively, in V.A.C. and TSS revenues under contracts with Novation, LLC, our largest single GPO relationship.

In the U.S. homecare setting, where our revenue comes predominantly from V.A.C. Therapy systems, we provide products and services to patients in the home and bill third-party payers directly, such as Medicare and private insurance.

During 2008, 2007 and 2006, we recorded revenue related to Medicare claims of approximately $170.4 million, $181.5 million and $165.4 million, respectively.

To date, LifeCell regenerative medicine revenue has been generated primarily in the U.S. in the acute care setting on a direct billing basis. We market our AlloDerm product, made from allograft or human tissue, and Strattice product, made from xenograft or animal tissue, for plastic reconstructive, general surgical and burn applications primarily to hospitals for use by general and plastic surgeons. These products are marketed through our direct sales and marketing organization. Our sales representatives are responsible for interacting with plastic surgeons, general surgeons, ear, nose and throat surgeons, burn surgeons and trauma/acute care surgeons to educate them on the use and potential benefits of our reconstructive tissue products. We also participate in numerous national fellowship programs, national and international conferences and trade shows, and sponsor medical education symposiums. Our products for orthopedic and urogynecologic procedures are marketed through independent sales agents and distributors. These products include GraftJacket, for orthopedic applications and lower extremity wounds; AlloCraftDBM, for bone grafting procedures; and Repliform, for urogynecologic surgical procedures.

Outside of the U.S., most of revenue is generated in the acute care setting on a direct billing basis.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin No. 104, *"Revenue Recognition,"* when each of the following four criteria are met:

1) a contract or sales arrangement exists;
2) products have been shipped and title has transferred or services have been rendered;
3) the price of the products or services is fixed or determinable; and
4) collectibility is reasonably assured.

We recognize rental revenue based on the number of days a product is used by the patient or organization, at the contracted rental rate for contracted customers and generally, retail price for non-contracted customers. Sales revenue is recognized when products are shipped and title has transferred. We establish realization reserves against revenue to provide for adjustments including capitation agreements, credit memos, volume discounts, pricing adjustments, utilization adjustments, product returns, cancellations, estimated uncollectible amounts and payer adjustments based on historical experience.

(e) Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of ninety days or less to be cash equivalents. We maintain cash and cash equivalents with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained at financial institutions of reputable credit and therefore bear minimal credit risk.

(f) Fair Value of Financial Instruments

The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and long-term obligations, excluding our senior credit facility and 3.25% Convertible Senior Notes, or the Notes, approximates fair value. The fair value of our senior credit facility and the Notes is estimated based upon open-market trades at or near year-end. The carrying value of our senior credit facility and the Notes as of December 31, 2008 was $979.0 million and $690.0 million, respectively, with a corresponding fair value of approximately $881.1 million and $393.0 million.

(g) Accounts Receivable

Trade accounts receivable in North America consist of amounts due directly from acute and extended care organizations, third-party payers, or TPP, both governmental and non-governmental, and patient pay accounts. Included within the TPP accounts receivable balances are amounts that have been or will be billed to patients once the primary payer portion of the claim has been settled by the TPP. Both EMEA/APAC and LifeCell trade accounts receivable consist of amounts due primarily from acute care organizations.

Significant concentrations of accounts receivable include:

	2008	2007
Acute and extended care organizations	50%	50%
Managed care, insurance and other	36%	34%
Medicare/Medicaid	12%	15%
Other	2%	1%

The TPP reimbursement process in the U.S. requires extensive documentation, which has had the effect of slowing both the billing and cash collection cycles relative to the rest of the business, and therefore, increasing total accounts receivable. Because of the extensive documentation required and the requirement to settle a claim with the primary payer prior to billing the secondary and/or patient portion of the claim, the collection period for a claim in our homecare business may, in some cases, extend beyond one year prior to full settlement of the claim.

We utilize a combination of factors in evaluating the collectibility of our accounts receivable. For unbilled receivables, we establish reserves against revenue to allow for expected denied or uncollectible items. In addition, items that remain unbilled for more than a specified period of time, or beyond an established billing window, are reserved against revenue. For billed receivables, we generally establish reserves against revenue and bad debt using a combination of factors including historic adjustment rates for credit memos and cancelled transactions, historical collection experience, and the length of time receivables have been outstanding. The reserve rates vary by payer group. In addition, we record specific reserves for bad debt when we become aware of a customer's inability or refusal to satisfy its debt obligations, such as in the event of a bankruptcy filing.

(h) Inventories

V.A.C. and TSS inventories

Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Costs include material, labor and manufacturing overhead costs. Inventory expected to be converted into equipment for short-term rental is reclassified to property, plant and equipment. We review our inventory balances monthly for excess sale products or obsolete inventory levels. Except where firm orders are on-hand, inventory quantities of sale-only products in excess of demand over the preceding twelve months are considered excess and are reserved at 50% of cost. For rental products, we review both product usage and product life cycle to classify inventory as active, discontinued or obsolete. Obsolescence reserve balances are established on an increasing basis from 0% for active, high-demand products to 100% for obsolete products. The reserve is reviewed, and if necessary, adjustments are made on a monthly basis. We rely on historical information and production planning forecasts to support our reserve and utilize management's business judgment for "high risk" items, such as products that have a fixed shelf life. Once the inventory is written down, we do not adjust the reserve balance until the inventory is sold or otherwise disposed.

Effective November 2007, we entered into a supply agreement with Avail Medical Products, Inc., a subsidiary of Flextronics International Ltd., which was subsequently amended as of July 31, 2008. The agreement has a term of five years through November 2012 and is renewable annually for an additional twelve-month period in November of each year, unless either party gives notice to the contrary three-months or more prior to the expiration of the then-current term. Under this agreement, we have title to the raw materials used to manufacture our disposable supplies and retain title of all disposables inventory throughout the manufacturing process. We maintain a finished goods inventory of disposables sufficient to support our business for approximately seven weeks in the U.S. and nine weeks in our international locations.

LifeCell inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis. Inventories on hand include the cost of materials, freight, direct labor and manufacturing overhead. We record a provision for excess and obsolete inventory based primarily on inventory quantities on hand, the historical product sales and estimated forecast of future product demand and production requirements. In addition, we record a provision for tissue that will not meet tissue standards based on historic rejection rates.

(i) Vendor Rebates

We may receive consideration from vendors in the normal course of business in the form of rebates of purchase price paid. Our policy for accounting for these funds is in accordance with Emerging Issues Task Force ("EITF") Issue No. 02-16, *"Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor."* The funds are recognized as a reduction of cost of sales and inventory if the funds are a reduction of the price of the vendor's products.

(j) Long-Lived Assets

Property, plant and equipment are stated at cost. Betterments, which extend the useful life of the equipment, are capitalized. Software development costs for internal use are capitalized pursuant to Statement of Position No. 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."* Debt issuance costs at December 31, 2008 represent fees and other direct costs incurred in connection with our borrowings. These amounts are capitalized and amortized using the effective interest method over the contractual term of the borrowing. During 2008, we capitalized $60.7 million related to the completion of our acquisition financing. (See Note 3.) Other assets consist principally of patents, trademarks, long-term investments and our investment in assets subject to leveraged leases. Patents and trademarks are amortized over the estimated useful life of the respective asset using the straight-line method. Patent and trademark costs associated with products for which we are no longer pursuing development are written-off to expense.

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives (20 to 30 years for buildings and between three and seven years for most of our other property and equipment) of the assets. Amortization for leasehold improvements is taken over the shorter of the estimated useful life of the asset or over the remaining lease term. Depreciation expense for 2008, 2007 and 2006 was $97.1 million, $84.4 million and $78.8 million, respectively.

(k) Goodwill and Other Intangible Assets

Goodwill represents the excess purchase price over the fair value of net assets acquired. Effective January 1, 2002, we have applied the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," in our accounting for goodwill. SFAS 142 requires that goodwill and other intangible assets that have indefinite lives not be amortized but instead be tested at least annually by reporting unit for impairment, or more frequently when events or changes in circumstances indicate that the asset might be impaired. For indefinite lived intangible assets, impairment is tested by comparing the carrying value of the asset to the fair value of the reporting unit. KCI defines its reporting units at the same level as our segments disclosed in Note 17: North America, EMEA/APAC and LifeCell. Goodwill and other indefinite lived intangible assets were tested for impairment during the fourth quarter of 2008 and we determined no impairment write down was required.

The fair value of each reporting unit was determined using discounted cash flow models. Significant assumptions included risk-based discount rates ranging from 12% to 15.5%, estimated growth rates based on KCI's long-range planning model and terminal values of each reporting unit based on a growth rate of 3.5% after the 10th year. Goodwill arising from the LifeCell purchase was allocated to the applicable reporting units based on the discounted projected benefit received by that reporting unit. (See Note 5.)

Identifiable intangible assets include developed technology, customer relationships, trademarks and patents. The increase in identifiable intangible assets is due primarily to the $486.7 million of identifiable intangible assets purchased in connection with the LifeCell acquisition. We amortize our identifiable intangible assets over 5 to 17 years, depending on the estimated economic or contractual life of the individual asset.

(l) Income Taxes

Deferred income taxes are accounted for in accordance with SFAS No. 109 ("SFAS 109"), *"Accounting for Income Taxes,"* as amended. SFAS 109 requires the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statements and the tax bases of assets and liabilities, as measured by current enacted tax rates. When appropriate, in accordance with SFAS 109, we evaluate the need for a valuation allowance to reduce our deferred tax assets.

We account for uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes."* Accordingly, a liability is recorded for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

At December 31, 2008, deferred tax assts recorded by KCI decreased from 2007 as a result of the LifeCell transaction and the recording of deferred tax liabilities associated with the acquisition. We have established a valuation allowance to reduce deferred tax assets associated with foreign net operating losses, certain foreign deferred tax assets and state research and development credits to an amount whose realization is more likely than not. We anticipate that the reversal of existing taxable temporary difference and future income will provide sufficient taxable income to realize the tax benefit of the remaining deferred tax assets; therefore we have not provided a valuation allowance.

The effective income tax rate for 2008 was 39.5% compared to 33.8% in 2007. The increase in the effective income tax rate was due primarily to the non-deductibility of the $61.6 million write-off of in-process research and development ("IPR&D") associated with the LifeCell acquisition.

(m) Net Earnings Per Share

Basic net earnings per share, or EPS, is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings when dilutive.

(n) Royalties

We pay royalties for the right to market our medical devices. Royalties are based on applicable revenue and recognized in the period that the related revenue is earned. Royalties related to rental revenue are included in rental expense. Royalties on sales revenue are included in cost of sales.

(o) Self-Insurance

We self-insure certain employee benefit and casualty insurance risks. Our group medical plan for U.S. employees is a qualified self-insured plan subject to specific stop loss insurance coverage. Our short-term disability plan for U.S. based employees is self-insured. The Texas Employee Injury Benefit Plan is self-insured subject to a $500,000 per occurrence deductible. Our general and product liability insurance coverage is subject to a $750,000 per occurrence self-insured retention. Our workers' compensation and auto liability insurance coverages are subject to $750,000 per occurrence deductibles. Our group life and accidental death and dismemberment plan along with our long-term disability plan are all fully insured. We fully accrue our self-insurance liabilities, including claims incurred but not reported. These liabilities are not discounted.

(p) Foreign Currency Translation and Transaction Gains and Losses

The functional currency for the majority of our foreign operations is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Gains and losses resulting from the foreign currency translations are included in accumulated other comprehensive income. Transaction gains and losses, such as those resulting from the settlement of nonfunctional currency receivables or payables, including intercompany balances, are included in foreign currency gain (loss) in our consolidated statements of earnings. Additionally, payable and receivable balances denominated in nonfunctional currencies are marked-to-market at month-end, and the gain or loss is recognized in our consolidated statements of earnings. (See Note 1(u).)

(q) Share-based Compensation

KCI recognizes share-based compensation expense under the provisions of SFAS No. 123(R) ("SFAS 123R"), *"Share-Based Payment,"* which requires the measurement and recognition of compensation expense over the estimated service period for all share-based payment awards, including stock options, restricted stock awards and restricted stock units based on estimated fair values on the date of grant.

KCI has elected to use the Black-Scholes model to estimate the fair value of option grants under SFAS 123R. We believe that the use of the Black-Scholes model meets the fair value measurement objective of SFAS 123R and reflects all substantive characteristics of the instruments being valued. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive share-based compensation awards, and subsequent events will not affect the original estimates of fair value made by us under SFAS 123R.

Share-based compensation expense was recognized in the consolidated statements of earnings as follows (dollars in thousands):

	Year ended December 31,		
	2008	**2007**	**2006**
Rental expenses	$ 4,955	$ 5,322	$ 4,285
Cost of sales	559	623	487
Selling, general and administrative expenses	20,801	17,769	12,335
Pre-tax share-based compensation expense	26,315	23,714	17,107
Less: Income tax benefit	(8,310)	(6,933)	(5,071)
Total share-based compensation expense, net of tax	$ 18,005	$ 16,781	$ 12,036
Diluted net earnings per share impact	$ 0.25	$ 0.23	$ 0.17

As prescribed by SFAS 123R, KCI estimates forfeitures when recognizing compensation costs. We will adjust our estimate of forfeitures as actual forfeitures differ from our estimates, resulting in the recognition of compensation cost only for those awards that actually vest. Prior to the adoption of SFAS 123R, we recorded forfeitures of share-based compensation awards as they occurred. As a result of this change, we recorded a cumulative effect of a change in accounting principle of approximately $114,000 as a reduction in share-based compensation expense in our condensed consolidated statement of earnings in the first quarter of 2006.

The weighted-average estimated fair value of stock options granted during 2008, 2007 and 2006 was $19.52, $24.30 and $17.63, respectively, using the Black-Scholes option pricing model with the following weighted average assumptions (annualized percentages):

	2008	**2007**	**2006**
Expected stock volatility	39.4%	39.6%	39.2%
Expected dividend yield	-	-	-
Risk-free interest rate	3.2%	4.5%	4.8%
Expected life (years)	6.3	6.2	6.2

The expected stock volatility is based on historical volatilities of KCI and other similar entities. The expected dividend yield is 0% as we have historically not paid cash dividends on our common stock. The risk-free interest rates for periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect at the time of grant. We have chosen to estimate expected life using the simplified method as defined in Staff Accounting Bulletin No. 107, *"Share-Based Payment,"* rather than using our own historical expected life as there has not been sufficient history since we completed our initial public offering to allow us to better estimate this variable.

(r) Research and Development

The focus of our research and development program has been to invest in clinical studies and the development of new advanced wound healing systems and dressings, new and synergistic technologies across the entire continuum of wound care. Our focus includes the healing, preservation and repair of tissue, the development of new applications of negative pressure technology, the upgrading and expanding of our surface technologies in our TSS business and the leveraging of our core understanding of biological tissues in order to develop biosurgery products in our regenerative medicine business. The types of costs classified as research and development expense include salaries of technical staff, consultant costs, facilities and utilities costs related to offices occupied by technical staff, depreciation on equipment and facilities used by technical staff, supplies and materials for research and development and outside services such as prototype development and testing and third-party research and development costs. Expenditures for research and development, including expenses related to clinical studies, are expensed as incurred.

(s) Interest Rate Protection Agreements

We use derivative financial instruments to manage the economic impact of fluctuations in interest rates. Periodically, we enter into interest rate protection agreements to modify the interest characteristics of our outstanding debt. Each interest rate swap is designated as a hedge of interest payments associated with specific principal balances and terms of our debt obligations. These agreements involve the exchange of amounts based on variable interest rates for amounts based on fixed interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received, as interest rates change, is accrued and recognized as an adjustment to interest expense related to the debt. The value of our contracts at December 31, 2008 was determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. (See Note 6.)

(t) Convertible Instruments

We evaluate and account for conversion options embedded in convertible instruments in accordance with SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133"), EITF 00-19, *"Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock"* ("EITF 00-19") and other related guidance.

(u) Foreign Exchange Protection Contracts

We use derivative financial instruments to manage the economic impact of fluctuations in currency exchange rates on our intercompany balances. We enter into forward currency exchange contracts to manage these economic risks. As required, KCI recognizes all derivative instruments on the balance sheet at fair value. Gains and losses resulting from the foreign currency fluctuations impact to transactional exposures are included in foreign currency gain (loss) in our consolidated statements of earnings. (See Note 6.)

(v) Shipping and Handling

We include shipping and handling costs in rental expense and cost of sales, as appropriate. Shipping and handling costs on sales products recovered from customers of $4.2 million, $2.8 million and $2.1 million for the years ended December 31, 2008, 2007 and 2006, respectively, are included in sales revenue for these periods.

(w) Taxes Collected from Customers and Remitted to Governmental Units

Taxes assessed by a government authority that are directly imposed on a revenue producing transaction between KCI and its customers, including but not limited to sales taxes, use taxes and value added taxes, are accounted for on a net (excluded from revenues and costs) basis.

(x) Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses were $9.6 million, $8.1 million and $7.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(y) Seasonality

For the last several years, our growth has been driven primarily by increased revenue from V.A.C. Therapy systems and related supplies. Revenue from V.A.C. Therapy systems accounted for approximately 74.2%, 79.5% and 77.9%, respectively, of total revenue for the years ended December 31, 2008, 2007 and 2006. Historically, we have experienced a seasonal slowing of V.A.C. revenue growth beginning late in the fourth quarter and continuing into the first quarter, which we believe has been caused by year-end clinical treatment patterns, such as the postponement of elective surgeries, and increased discharges of individuals from the acute care setting around the winter holidays. LifeCell has also historically experienced a similar seasonal slowing of sales in the third quarter of each year.

(z) Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 ("SFAS 157"), *"Fair Value Measurements,"* which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. On February 12, 2008, the FASB issued Staff Position No. FAS 157-2 ("FSP 157-2"), which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We elected a partial deferral of SFAS 157 under the provisions of FSP 157-2 related to the nonfinancial assets and nonfinancial liabilities associated with our LifeCell acquisition which were measured and recorded at fair value as of the acquisition date. We adopted SFAS 157 for our financial assets and financial liabilities beginning January 1, 2008 and beginning January 1, 2009, we have adopted the provision of SFAS 157 previously deferred by FSP 157-2. The adoption of SFAS 157 did not have a material impact on our results of operations or our financial position.

In February 2007, the FASB issued SFAS No. 159 ("SFAS 159"), *"The Fair Value of Financial Assets and Financial Liabilities,"* which permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This election is irrevocable. SFAS 159 was effective for KCI beginning January 1, 2008, and the adoption of SFAS 159 did not have a material impact on our results of operations or our financial position.

In June 2007, the FASB ratified EITF Issue No. 07-3 ("EITF 07-3"), *"Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities."* The scope of EITF 07-3 is limited to nonrefundable advance payments for goods and services to be used or rendered in future research and development activities pursuant to an executory contractual arrangement. EITF 07-3 provides that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Companies should report the effects of applying EITF 07-3 prospectively for new contracts entered into on or after the effective date of this Issue. EITF 07-3 was effective for KCI beginning January 1, 2008, and the adoption of EITF 07-3 did not have a material impact on our results of operations or our financial position.

In October 2008, FASB issued Staff Position No. FAS 157-3 ("FSP 157-3"), *"Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active,"* which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective October 10, 2008 and for prior periods for which financial statements have not been issued. The adoption of FSP 157-3 did not have a material impact on our results of operations or our financial position.

(aa) Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 Revised ("SFAS 141R"), *"Business Combinations,"* which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and specifies what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations and is effective for fiscal years beginning after December 15, 2008. The impact that the adoption of SFAS 141R will have on our consolidated financial statements is dependent on the nature, terms and size of business combinations that occur after the effective date.

In March 2008, the FASB issued SFAS No. 161 ("SFAS 161"), *"Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133,"* which enhances the required disclosures regarding derivatives and hedging activities. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 was effective for KCI beginning January 1, 2009, and the adoption of SFAS 161 did not have a material impact on our results of operations or our financial position.

In April 2008, the FASB issued Staff Position No. FAS 142-3 ("FSP 142-3"), *"Determination of the Useful Life of Intangible Assets"* which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, *"Goodwill and Other Intangible Assets."* FSP 142-3 is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other U.S. generally accepted accounting principles. FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. FSP 142-3 was effective for KCI beginning January 1, 2009, and the adoption of FSP 142-3 did not have a material impact on our results of operations or our financial position.

In May 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position No. APB 14-1 ("FSP APB 14-1"), *"Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion."* FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's non-convertible debt borrowing rate. Upon adoption of FSP APB 14-1 on January 1, 2009, we allocated the proceeds received from the issuance of the convertible notes between a liability component and equity component by determining the fair value of the liability component using an estimated non-convertible debt borrowing rate for similar types of instruments. The difference between the proceeds of the notes and the fair value of the liability component was recorded as a discount on the debt with a corresponding offset to paid-in-capital (the equity component), net of applicable deferred taxes and the portion of issuance costs allocated to the equity component. The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method. FSP APB 14-1 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Retrospective application to all prior periods presented is required. Due to the retrospective application, the notes will reflect a lower principal balance and additional non-cash interest expense based on our non-convertible debt borrowing rate. Based on our estimated non-convertible borrowing rate of 7.8%, the adoption of FSP APB 14-1 will result in approximately $12.4 million and $18.8 million, or $0.11 and $0.16 per diluted share of additional non-cash interest expense for 2008 and 2009, respectively, assuming diluted weighted average shares outstanding of approximately 71.8 million. This amount will increase in subsequent reporting periods as the debt accretes to its par value over the remaining life of the notes.

In June 2008, the FASB ratified EITF Issue No. 07-5 ("EITF 07-5"), *"Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock."* EITF 07-5 addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock which is taken into consideration in evaluating the applicability of SFAS 133, *"Accounting for Derivative Instruments and Hedging Activities"* and EITF Issue No. 00-19, *"Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."* EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. Early adoption is not permitted. EITF 07-5 was effective for KCI beginning January 1, 2009, and the adoption of EITF 07-5 did not have a material impact on our results of operations or our financial position.

NOTE 2. Acquisition

On May 27, 2008, we completed the acquisition of all the outstanding capital stock of LifeCell for an aggregate purchase price of approximately $1.8 billion. The purchase price consisted of $1.7 billion of cash paid to acquire the outstanding common stock of LifeCell, at a price of $51.00 per share, $83.0 million in fair value of assumed vested stock options, restricted stock awards and restricted stock units, and $20.5 million of acquisition-related transaction costs, which primarily consisted of fees incurred for financial advisory and legal services.

The purchase price was arrived at through negotiations between KCI and LifeCell and was based on a number of factors, including but not limited to the market price of LifeCell's common stock, our ability to leverage our infrastructure together with LifeCell's products to further diversify our revenue stream and expand LifeCell's reach into the global marketplace, the ability to expand our presence in the operating room and Acute care setting, and the prospects of the combined research and development capabilities of KCI and LifeCell.

LifeCell develops, processes and markets biological soft tissue repair products made from both human ("allograft") and animal ("xenograft") tissue. These products are used by surgeons to restore structure, function and physiology in a variety of reconstructive, orthopedic and urogynecologic surgical procedures. This acquisition enhances our product platform and provides significant future growth opportunities.

The LifeCell acquisition was accounted for as a business combination using the purchase method and, accordingly, the fair value of the net assets acquired and the results of operations for LifeCell have been included in KCI's consolidated financial statements from the acquisition date forward. The preliminary allocation of the total purchase price to LifeCell's net tangible and identifiable intangible assets was based on their estimated fair values as of the acquisition date. The purchase price allocation is preliminary, pending the final determination of the fair value of certain assumed assets and liabilities. We have 12 months from the closing of the acquisition to finalize our valuations. As these issues are identified, modified or resolved, resulting increases or decreases to the preliminary value of assets and liabilities are offset by a change to goodwill, which may be material. Adjustments to these estimates will be included in the final allocation of the purchase price of LifeCell. The excess of the purchase price over the identifiable intangible and net tangible assets, in the amount of $1.3 billion, was allocated to goodwill, which is not deductible for tax purposes.

The following table represents the preliminary allocation of the purchase price as of the acquisition date (dollars in thousands):

	June 30, 2008	Adjustments	December 31, 2008
Goodwill	$ 1,286,508	$ 2,405	$ 1,288,913
Identifiable intangible assets	486,653		486,653
In-process research and development	61,571		61,571
Tangible assets acquired and liabilities assumed:			
Cash and cash equivalents	96,269		96,269
Accounts receivable	27,053		27,053
Inventories	66,298		66,298
Other current assets	6,031		6,031
Property and equipment	37,331		37,331
Current liabilities	(48,546)	(4,280)	(52,826)
Noncurrent tax liabilities	(5,101)		(5,101)
Net deferred income tax liability	(171,829)	1,649	(170,180)
Total purchase price	**$ 1,842,238**	**$ (226)**	**$ 1,842,012**

Purchase accounting rules require that as certain pre-merger issues are identified, modified or resolved, resulting increases or decreases to the preliminary value of assets and liabilities are offset by a change in goodwill. During the second half of 2008, modifications to goodwill reflected in the "Adjustments" column above were primarily the result of severance costs associated with the transaction, net of the related tax effects, established under EITF Issue No. 95-3, *"Recognition of Liabilities in Connection with a Purchase Business Combination."*

In connection with the preliminary purchase price allocation, we recorded a charge of $61.6 million for the write-off of IPR&D. We allocated values to the IPR&D based on an independent evaluation and appraisal of LifeCell's research and development projects. Such evaluation consisted of a specific review of the efforts, including the overall objectives of the project, progress toward the objectives and the uniqueness of the developments of these objectives. Further, each IPR&D project was reviewed to determine if technological feasibility had been achieved. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate was 13%. The acquired IPR&D was confined to new products/technologies under development. No routine efforts to incrementally refine or enhance existing products or production activities were included in the acquired IPR&D write-off.

Based on the independent appraisal, the IPR&D was identified with three projects including laparoscopic hernia, inguinal hernia and hybrid ACL repair technologies. Laparoscopic hernia repair represents approximately 51.2% of the IPR&D and is a sterile medical device constructed for a fully biological repair, is intended for ventral hernia repairs primarily for laparoscopic repairs, but can be utilized for open repairs. Inguinal hernia repair represents approximately 25.0% of the IPR&D and is a tissue matrix for use in reinforcement and repair of inguinal hernia in order to reduce chronic pain and discomfort. Hybrid ACL repair represents approximately 23.8% of the IPR&D and is an anterior cruciate ligament replacement device, comprised of composite construct of tissue matrix and absorbable polymer fiber reinforcement and is compatible with current surgical methods and equipment.

The deferred tax liability relates primarily to the tax impact of future amortization associated with the identification of intangible assets acquired, which are not deductible for tax purposes.

We estimated the fair value of acquired identifiable intangible assets using the income approach. Acquired identifiable intangible assets will be amortized on a straight-line basis over their estimated useful lives, which we believe is the most appropriate amortization method. The amortization of identifiable product-related intangible assets is included in "Acquired intangible asset amortization" expense and, as a result, is excluded from cost of sales and the determination of product margins.

The following table represents the preliminary fair value of the components of acquired identifiable intangible assets and their estimated useful lives at the acquisition date (dollars in thousands):

	Fair Value	Estimated Useful Life (years)
Acquired identifiable intangible assets:		
Developed technology	$ 238,391	14.0
Customer relationships	192,204	10.1
Tradenames and patents	56,058	11.8
	$ 486,653	

The results of LifeCell's operations since the acquisition date have been included in our consolidated financial statements. The following table reflects the unaudited pro forma condensed consolidated results of operations, as though the acquisition of LifeCell had occurred as of the beginning of the periods being presented (dollars in thousands, except per share data):

	Year ended December 31,	
	2008	2007
	(unaudited)	
Pro forma revenue	$ 1,962,903	$ 1,800,462
Pro forma net earnings	$ 225,176	$ 171,888
Pro forma net earnings per share:		
Basic	$ 3.15	$ 2.42
Diluted	$ 3.14	$ 2.40

Only items with a continuing effect may be presented as adjustments when preparing the pro forma income statement. As a result, for all periods presented above, the unaudited pro forma results exclude the effects of the increased valuation of inventory related to the LifeCell acquisition as this represents a non-recurring expense. Additionally, for 2008, the unaudited pro forma results above exclude the IPR&D expense recorded in connection with the LifeCell acquisition as well as the write-off of unamortized debt issuance costs on our previously-existing debt facility which resulted from our refinancing associated with the LifeCell acquisition. The unaudited pro forma financial results presented above are for illustrative purposes only and are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented, nor are they indicative of future operating results.

NOTE 3. Acquisition Financing

New Senior Credit Facility. On May 19, 2008, we entered into a new five-year senior secured credit facility with Bank of America, N.A. as an administrative agent for the lenders thereunder. The senior credit facility consists of a $1.0 billion term loan facility and a $300.0 million revolving credit facility, both of which mature in May 2013. We borrowed $1.0 billion under the new term loan facility. We used the proceeds from the borrowing to fund a portion of the purchase price of the LifeCell acquisition, to pay related fees and expenses in connection with the LifeCell acquisition, to pay fees and expenses associated with our acquisition financing, to repay all amounts then outstanding under our previously-existing senior credit facility due 2012, and for general corporate purposes. Borrowings under the new senior credit facility are secured by a first priority security interest in substantially all of our existing and hereafter acquired assets, including substantially all of the capital stock or membership interests of all of our subsidiaries that are guarantors under the new credit facility and 65% of the capital stock or membership interests of certain of our other subsidiaries. (See Note 6.)

Issuance of 3.25% Convertible Senior Notes. On April 21, 2008, we closed our offering of $600.0 million aggregate principal amount of 3.25% convertible senior notes due 2015. We granted an option to the initial purchasers of the notes to purchase up to an additional $90.0 million aggregate principal amount of notes to cover over-allotments, which was exercised on May 1, 2008 for the entire additional $90.0 million aggregate principal amount. In connection with the offering and over-allotment exercise, we entered into convertible note hedge and warrant transactions with affiliates of the initial purchasers of the notes. Proceeds of the notes were used to pay the net cost of the convertible note hedge transactions, to fund a portion of the purchase price of the LifeCell acquisition, to repay certain indebtedness, to provide ongoing working capital and for other general corporate purposes. (See Note 6.)

The funding of the LifeCell acquisition using proceeds from the issuance of the 3.25% convertible senior notes due 2015, borrowing under the new senior credit facility, and the repayment of our previously-existing senior credit facility are referred to herein collectively as the "Acquisition Financing". In addition, we wrote off unamortized deferred debt issuance costs on our previous debt facility upon the refinancing of our credit facility and repayment of our previous debt totaling $860,000 in the second quarter of 2008. The write-off of the unamortized deferred debt issuance costs is included within interest expense on our consolidated statements of earnings.

The following sets forth the sources and uses of funds in connection with the Acquisition Financing (dollars in thousands):

	Amount
Source of funds:	
Borrowings under the senior credit facility	$ 1,000,000
Gross proceeds from the sale of the 3.25% convertible senior notes	690,000
Gross proceeds from convertible debt warrants	102,458
Cash on hand	329,361
Total	**$ 2,121,819**
Use of funds:	
Purchase of LifeCell common stock and net settlement of options	$ 1,821,496
Repayment of debt under previous senior credit facility	68,000
Purchase of convertible debt hedge	151,110
Transaction fees and expenses for the Acquisition Financing [(1)]	60,697
Transaction fees and expenses for the LifeCell acquisition	20,516
Total	**$ 2,121,819**

(1) Transaction fees and expenses for the Acquisition Financing have been deferred and will be amortized over the life of the debt instruments.

NOTE 4. Supplemental Balance Sheet Data

(a) Accounts Receivable

Accounts receivable consist of the following (dollars in thousands):

	December 31, 2008	December 31, 2007
Gross trade accounts receivable:		
North America:		
Acute and extended care organizations	$ 122,373	$ 123,643
Medicare / Medicaid	58,662	66,922
Managed care, insurance and other	184,172	153,612
North America - trade accounts receivable	365,207	344,177
EMEA/APAC - trade accounts receivable	98,500	102,682
LifeCell – trade accounts receivable	33,521	-
Total trade accounts receivable	497,228	446,859
Less: Allowance for revenue adjustments	(94,516)	(90,095)
Gross trade accounts receivable	402,712	356,764
Less: Allowance for bad debt	(9,469)	(6,695)
Net trade accounts receivable	393,243	350,069
Employee and other receivables	12,764	6,896
	$ 406,007	**$ 356,965**

(b) Inventories

Inventories consist of the following (dollars in thousands):

	December 31, 2008	December 31, 2007
Finished goods and tissue available for distribution	$ 68,837	$ 34,647
Goods and tissue in-process	9,892	1,341
Raw materials, supplies, parts and unprocessed tissue	64,242	34,551
	142,971	70,539
Less: Amounts expected to be converted into equipment short-term rental	(27,000)	(15,800)
Reserve for excess and obsolete inventory	(6,874)	(4,398)
	$ 109,097	**$ 50,341**

Inventories at December 31, 2008 included $40.0 million of LifeCell inventory, net of reserves. In addition, the increase in raw materials and amounts expected to be converted into equipment for short-term rental is primarily related to the increase in V.A.C. unit raw materials necessary to support our V.A.C. products.

(c) *Net property, plant and equipment*

Net property, plant and equipment consists of the following (dollars in thousands):

	December 31, 2008	December 31, 2007
Land	$ 599	$ 599
Buildings	16,501	15,753
Equipment for short-term rental	363,743	340,634
Machinery, equipment and furniture [(1)]	275,288	214,692
Leasehold improvements	68,561	31,614
Inventory to be converted to equipment	27,000	15,800
	751,692	619,092
Less accumulated depreciation [(1)]	(447,893)	(390,621)
	$ 303,799	**$ 228,471**

(1) Net property, plant and equipment as of December 31, 2008 and 2007 includes approximately $1.2 million and $1.5 million, respectively, in machinery, equipment and furniture under various capital leases.

(d) *Accrued expenses and other*

Accrued expenses and other consist of the following (dollars in thousands):

	December 31, 2008	December 31, 2007
Payroll, benefits, commissions, bonuses and related taxes	$ 81,221	$ 79,346
Royalty accrual	63,870	61,661
Derivative liability	13,240	-
Deferred compensation	-	7,129
Insurance accruals	5,915	7,239
Other accrued expenses	94,420	57,499
	$ 258,666	**$ 212,874**

NOTE 5. Accounting for Goodwill and Other Non-current Assets

(a) Goodwill

The components of goodwill by reporting segment are listed below (dollars in thousands):

	December 31, 2008	December 31, 2007
North America	$ 187,081	$ 25,303
EMEA/APAC	23,594	23,594
LifeCell	1,127,135	-
	$ 1,337,810	**$ 48,897**

The increase in goodwill is related to our acquisition of LifeCell in May 2008. As of December 31, 2008, we allocated $161.8 million of goodwill related to the LifeCell acquisition to our North America – V.A.C. and TSS reporting unit based on the discounted projected benefit to be received by this reporting unit.

(b) Identifiable intangible assets

Identifiable intangible assets include the following (dollars in thousands):

	December 31, 2008	December 31, 2007
Developed technology	$ 238,391	$ -
Customer relationships	192,204	-
Tradenames and patents	78,725	17,874
Identifiable intangible assets	509,320	17,874
Accumulated amortization	(36,773)	(10,678)
	$ 472,547	**$ 7,196**

The increase in identifiable intangible assets is due primarily to the $486.7 million of identifiable intangible assets purchased in connection with the LifeCell acquisition. During 2008, we recorded approximately $25.0 million of amortization expense associated with the purchased identifiable intangible assets.

Amortization expense, related to definite-lived intangibles, was approximately $26.0 million, $1.3 million and $415,000 for 2008, 2007 and 2006, respectively. We amortize these intangible assets over 5 to 17 years, depending on the estimated economic or contractual life of the individual asset. The following table shows the estimated amortization expense, in total, to be incurred over the next five years for all definite-lived intangible assets as of December 31, 2008 (dollars in thousands):

Year ending December 31,	Estimated Amortization Expense
2009	$ 41,576
2010	$ 41,583
2011	$ 41,487
2012	$ 41,448
2013	$ 41,385

(c) Other non-current assets

Other non-current assets include the following (dollars in thousands):

	December 31, 2008	December 31, 2007
Investment in assets subject to leveraged leases	$ 7,400	$ 11,200
Deposits and other	5,330	4,643
	$ 12,730	**$ 15,843**

We acquired beneficial ownership of two Grantor Trusts in December 1996 and December 1994. The assets held by each Trust consist of a McDonnell Douglas DC-10 aircraft and three engines. In connection with the acquisitions, KCI paid cash equity of $7.2 million and $7.6 million, respectively. At the date of the acquisition, the Trusts held debt of $48.4 million and $51.8 million, respectively, which is non-recourse to KCI. The aircraft are leased to the FedEx Corporation, or FedEx, through June 2012 and January 2012, respectively. FedEx pays monthly rent to a third-party, who in turn, pays the entire amount to the holders of the non-recourse indebtedness, which is secured by the aircraft. The holder's recourse in the event of a default is limited to the Trusts' assets.

We evaluate the potential for impairment annually or more frequently when events or changes in circumstances indicate an asset might be impaired. The current market analysis of these assets includes the commercial airline industry, which has suffered diminished market values. During 2008, 2007 and 2006, based on our analysis of the current market conditions, we decreased our net investment in these aircraft by $3.8 million, $2.3 million and $3.0 million, respectively, which was expensed to selling, general and administrative expenses. These assets are under long-term lease to FedEx. If FedEx were to terminate the existing leases prior to expiration, the lease agreement would require FedEx to make a stated termination payment. At December 31, 2008, the termination payment would cover the remaining debt and the residual value recorded by KCI. We believe the current asset balance represents the residual value we expect to realize upon lease expiration.

(d) Debt issuance costs

As of December 31, 2008, unamortized debt issuance costs related to our current senior credit facility and convertible senior notes were $53.5 million. Unamortized debt issuance costs related to our previously-existing senior revolving credit facility was $2.5 million as of December 31, 2007. Amortization of debt issuance costs recorded for the years ended December 31, 2008, 2007 and 2006 were $9.6 million, $4.8 million and $2.7 million, respectively. The amortization for 2008, 2007 and 2006 includes approximately $860,000, $3.9 million and $1.5 million, respectively, of debt issuance costs written off in connection with our redemptions of our subordinated notes and prepayments on our previously-existing senior revolving credit facility. The remaining costs for the current senior credit facility and convertible notes are amortized on a straight-line basis or using the effective interest method, as appropriate, over the respective term of debt to which they specifically relate.

NOTE 6. Long-Term Debt and Derivative Financial Instruments

Long-term debt consists of the following (dollars in thousands):

	December 31, 2008	December 31, 2007
Senior Credit Facility – due 2013	$ 950,000	$ -
3.25% Convertible Senior Notes due 2015	690,000	-
Senior Revolving Credit Facility – due 2013	29,000	-
Senior Revolving Credit Facility – due 2012 [1]	-	68,000
	1,669,000	68,000
Less: current installments	(100,000)	-
	$ 1,569,000	$ 68,000

(1) All outstanding amounts were repaid in connection with Acquisition Financing completed in the second quarter of 2008.

Senior Credit Facility

On May 19, 2008, we entered into a new $1.3 billion senior secured credit facility due May 2013.

Loans. The senior credit facility consists of a $1.0 billion term loan facility and a $300.0 million revolving credit facility. Up to $75.0 million of the revolving credit facility is available for letters of credit and up to $25.0 million of the revolving credit facility is available for swing-line loans. Amounts available under the revolving credit facility are available for borrowing and reborrowing until maturity. At December 31, 2008, $950.0 million and $29.0 million were outstanding under the term loan facility and revolving credit facility, respectively. We had outstanding letters of credit in the aggregate amount of $8.6 million. The resulting availability under the revolving credit facility was $262.4 million at December 31, 2008.

Interest. Amounts outstanding under the senior credit facility bear interest at a rate equal to the base rate (defined as the higher of Bank of America's prime rate or 50 basis points above the federal funds rate) or the Eurocurrency rate (the LIBOR rate), in each case plus an applicable margin. The applicable margin varies in reference to our consolidated leverage ratio and ranges from 1.75% to 3.50% in the case of loans based on the Eurocurrency rate and 0.75% to 2.50% in the case of loans based on the base rate. As of December 31 2008, our nominal interest rate on borrowings under the senior credit facility was 4.748%.

We may choose base rate or Eurocurrency pricing and may elect interest periods of 1, 2, 3 or 6 months for the Eurocurrency borrowings. Interest on base rate borrowings is payable quarterly in arrears. Interest on Eurocurrency borrowings is payable at the end of each applicable interest period or every three months in the case of interest periods in excess of three months. Interest on all past due amounts will accrue at 2.00% over the applicable rate.

Collateral. The senior credit facility is secured by a first priority lien and security interest in (a) substantially all shares of capital stock and intercompany debt of each of our present and future subsidiaries (limited in the case of certain subsidiaries to 65% of the voting stock of such entity) and (b) substantially all of our present and future real property (with a value in excess of $10 million individually), and the present and future assets of our subsidiaries that are and will be guarantors under the senior credit facility. The security interest is subject to some exceptions and permitted liens.

Guarantors. Our obligations under the senior credit facility are guaranteed by each of our direct and indirect 100% owned subsidiaries, other than foreign subsidiaries or subsidiaries whose only assets are investments in foreign subsidiaries.

Maturity. The senior credit facility matures on May 19, 2013.

Voluntary Prepayments. We may prepay, in full or in part, borrowings under the senior credit facility without premium or penalty, subject to minimum prepayment amount and increment limitations.

Mandatory Repayments. We must make periodic prepayments of an aggregate principal amount of the term loans equal to (i) 100% of the net cash proceeds of certain dispositions of property, (ii) 100% of the net cash proceeds of the issuance or incurrence of certain indebtedness, (iii) 50% of the net cash proceeds received from certain equity issuances, and (iv) 50% (or a reduced percentage determined in reference to our consolidated leverage ratio) of our domestic excess cash flow.

Representations. The senior credit facility contains representations generally customary for similar facilities and transactions.

Covenants. The senior credit facility contains affirmative and negative convents customary for similar facilities and transactions. The material covenants and other restrictive covenants in the senior credit agreement are summarized as follows:

- quarterly and annual financial reporting requirements;
- limitations on other debt, with baskets for, among other things, the convertible senior notes, debt used to acquire fixed or capital assets, debt of foreign subsidiaries, certain intercompany debt, debt of newly-acquired subsidiaries, debt under certain nonspeculative interest rate and foreign currency swaps and up to $50 million of additional debt;
- limitations on other liens, with baskets for certain ordinary-course liens and liens securing certain permitted debt above;
- limitations on mergers or consolidations and on sales of assets with baskets for certain ordinary course asset sales and certain asset sales for fair market value;
- limitations on investments, with baskets for certain ordinary-course extensions of trade credit, investments in cash equivalents, certain intercompany investments, interest rate and foreign currency swaps otherwise permitted, investments constituting certain permitted debt and certain acquisitions;
- limitations on early retirement of subordinated debt with a basket for certain prepayments using excess cash not required to be applied to mandatory prepayment of the term loan;
- limitations on changes in the nature of the business, on changes in our fiscal year, and on changes in organizational documents;
- limitations on changes in accounting policies or reporting practices; and
- limitations on capital expenditures.

We are permitted to pay dividends on our capital stock or effect unlimited repurchases of our capital stock when our pro forma leverage ratio, as defined in the senior credit agreement, is less than or equal to 1.75 to 1.00 and there is no default under the senior credit agreement. In the event the leverage ratio is greater than 1.75 to 1.00, open-market repurchases of our common stock are limited to $100.0 million until such time as the leverage ratio has been restored.

Our senior credit facility contains financial covenants requiring us to meet certain leverage and fixed charge coverage ratios. It will be an event of default if we permit any of the following:

- as of the last day of any fiscal quarter, our leverage ratio of debt to EBITDA, as defined in the senior credit agreement, to be greater than a maximum leverage ratio, initially set at 3.50 to 1.00 and stepped down periodically until the fiscal quarter ending December 31, 2009, upon which date, and thereafter, the maximum leverage ratio will be 3.00 to 1.00; and
- as of the last day of any fiscal quarter, our ratio of EBITDA (with certain deductions) to fixed charges to be less than a minimum fixed charge coverage ratio, initially set at 1.10 to 1.00 and stepped up for the fiscal quarter ended December 31, 2008, and thereafter, to a minimum coverage ratio of 1.15 to 1.00.

As of December 31, 2008, our leverage ratio of debt to EBITDA was 2.7 to 1.0.

Events of Default. The senior credit facility contains events of default including, but not limited to, failure to pay principal or interest, breaches of representations and warranties, violations of affirmative or negative covenants, cross-defaults to other indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, impairments of loan documentation or security, changes of ownership or operating control, defaults with respect to certain ERISA obligations and termination of the license agreement with Wake Forest University Health Sciences relating to our negative pressure wound therapy line of products.

As of December 31, 2008, we were in compliance with all covenants under the senior credit agreement.

3.25% Convertible Senior Notes

On April 21, 2008, we closed our offering of $600 million aggregate principal amount of 3.25% convertible senior notes due 2015 (the "Convertible Notes"). On May 1, 2008, we issued an additional $90.0 million aggregate principal amount of notes to cover over-allotments. The notes are governed by the terms of an indenture dated as of April 21, 2008 (the "Indenture").

Principal Amount. At December 31, 2008, $690.0 million in aggregate principal amount of the notes was outstanding.

Interest. The coupon on the notes is 3.25% per year on the principal amount. Interest accrues from April 21, 2008, and is payable semi-annually in arrears on April 15 and October 15 of each year, beginning October 15, 2008.

Recently issued accounting pronouncement. Upon adoption of FSP APB 14-1 on January 1, 2009, we allocated the proceeds received from the issuance of the convertible notes between a liability component and equity component by determining the fair value of the liability component using our non-convertible debt borrowing rate. The difference between the proceeds of the notes and the fair value of the liability component was recorded as a discount on the debt with a corresponding offset to paid-in-capital (the equity component), net of applicable deferred taxes and the portion of issuance costs allocated to the equity component. The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all prior periods presented is required. Due to the retrospective application, the notes will reflect a lower principal balance and additional non-cash interest expense based on our non-convertible debt borrowing rate. Based on our non-convertible borrowing rate of 7.8%, the adoption of FSP APB 14-1 will result in approximately $12.4 million and $18.8 million, or $0.11 and $0.16 per diluted share of additional non-cash interest expense for 2008 and 2009, respectively, assuming diluted weighted average shares outstanding of approximately 71.8 million. This amount will increase in subsequent reporting periods as the debt accretes to its par value over the remaining life of the notes.

Guarantor. Our wholly-owned subsidiary, KCI USA, Inc. (the "Subsidiary Guarantor"), has guaranteed the principal and interest payable under the notes on a contractually subordinated basis to its secured guarantee of our new credit facility and any credit facilities we enter into in the future.

Ranking. The notes are senior unsecured obligations, and rank (i) senior to any of our future indebtedness that is expressly subordinated to the notes; (ii) equally to any future senior subordinated debt; and (iii) effectively junior to any secured indebtedness to the extent of the value of the assets securing such indebtedness. In addition, the notes are structurally junior to (i) all existing and future indebtedness and other liabilities incurred by our subsidiaries and (ii) preferred stock issued by our subsidiaries, except that in the case of the guarantee of the principal and interest on the notes by the Subsidiary Guarantor, such guarantee will be (a) effectively subordinated to all of the Subsidiary Guarantor's secured debt to the extent of the value of the assets securing such debt, (b) contractually subordinated to its secured guarantee of our new credit facility and any credit facilities we enter into in the future, (c) pari passu with all of its other senior indebtedness, and (d) senior to all of its indebtedness that is expressly subordinated in right of payment to the subsidiary guarantee and all of its preferred stock outstanding.

Maturity. The notes will mature on April 15, 2015, unless previously converted or repurchased in accordance with their terms prior to such date. As of December 31, 2008, the notes are classified as a non-current liability.

Redemption. The notes are not redeemable by us prior to the maturity date, but the holders may require us to repurchase the notes at 100% of the principal amount of the notes, plus accrued and unpaid interest, following a "fundamental change" (as defined in the Indenture).

Conversion. Holders of the notes may convert their notes at their option on any day prior to the close of business on the business day immediately preceding October 15, 2014 only if one or more of the following conditions is satisfied:

(1) during any fiscal quarter commencing after June 30, 2008, if the last reported sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the conversion price of the notes in effect on each applicable trading day;
(2) during the five business day period following any five consecutive trading day period in which the trading price for the notes (per $1,000 principal amount of the notes) for each such trading day was less than 98% of the last reported sale price of our common stock on such date multiplied by the applicable conversion rate; or
(3) if we make certain significant distributions to holders of our common stock or enter into specified corporate transactions. The notes are convertible, regardless of whether any of the foregoing conditions has been satisfied, on or after October 15, 2014 at any time prior to the close of business on the third scheduled trading day immediately preceding the stated maturity date.

Upon conversion, holders will receive cash up to the aggregate principal amount of the notes being converted and shares of our common stock in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. The initial conversion rate for the notes is 19.4764 shares of our common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $51.34 per share of common stock and represents a 27.5% conversion premium over the last reported sale price of our common stock on April 15, 2008, which was $40.27 per share. The conversion rate and the conversion price are subject to adjustment upon the occurrence of certain events, such as distributions of dividends or stock splits. The entire principal amount of the Convertible Notes is recorded as debt as prescribed under APB 14, *"Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants."*

Events of Default. The Indenture contains events of default including, but not limited to, failure to pay the principal amount of any note when due or upon required repurchase, failure to convert the notes into cash or shares of common stock, as applicable and as required upon the occurrence of triggering events as detailed above, failure to pay any interest amounts on any note when due if such failure continues for 30 days, failure to provide timely notice of a fundamental change, failure to comply with certain obligations upon certain consolidation, merger, or sale of assets transactions, failure to pay any indebtedness for money borrowed by us or any of our subsidiaries in excess of a specified amount, (except in certain instances) if the guarantee of the Notes by the Subsidiary Guarantor is held to be unenforceable, failure to comply with other terms and covenants contained in the notes after a specified notice period and certain events of bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

Note Hedge and Warrants

Concurrently with the issuance of the convertible senior notes we entered into convertible note hedge (the "Note Hedge") and warrant transactions (the "Warrants") with affiliates of the initial purchasers of the notes. These consist of purchased and written call options on KCI common stock. The Note Hedge and Warrants are structured to reduce the potential future economic dilution associated with conversion of the notes and to effectively increase the initial conversion price to $60.41 per share, which was approximately 50% higher than the closing price of KCI's common stock on April 15, 2008. The net cost of the Note Hedge and Warrants was $48.7 million.

The Note Hedge consists of 690,000 purchased call options, representing the number of $1,000 face value convertible notes and approximately 13.4 million shares of KCI common stock based on the initial conversion ratio of 19.4764 shares. The strike price is $51.34, which corresponds to the initial conversion price of the Notes and is similarly subject to customary adjustments. The Note Hedge expires on April 15, 2015, the maturity date of the Notes. Upon exercise of the Note Hedge, KCI would receive from its counterparties, a number of shares generally based on the amount by which the market value per share of our common stock exceeds the strike price of the convertible note hedge as measured during the relevant valuation period under the terms of the Note Hedge. The Note Hedge is recorded in equity as a component of additional paid-in capital. The Note Hedge is anti-dilutive and therefore will have no impact on net earnings per share, or EPS.

The Warrants consist of written call options on 13.4 million shares of KCI common stock, subject to customary anti-dilution adjustments. Upon exercise, the holder is entitled to purchase one share of KCI common stock for the strike price of approximately $60.41 per share, which was approximately 50% higher than the closing price of KCI's common stock on April 15, 2008. KCI at its option may elect to settle the Warrant in net shares or cash representing a net share settlement. The Warrants were issued to reduce the net cost of the Note Hedge to KCI. The Warrants are scheduled to expire during the third and fourth quarters of 2015. The Warrants are recorded in equity as a component of additional paid-in capital. The Warrants will have no impact on EPS until our share price exceeds the $60.41 exercise price. Prior to exercise, we will include the effect of additional shares that may be issued using the treasury stock method in our diluted EPS calculations.

Interest Rate Protection

We follow SFAS 133 and its amendments, SFAS 137, "*Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133*," and SFAS 138, "*Accounting for Certain Derivative Instruments and Certain Hedging Activities,*" in accounting for our derivative financial instruments. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. We designated our interest rate swap agreements as cash flow hedge instruments. The swap agreements are used to manage exposure to interest rate movements by effectively changing the variable interest rate to a fixed rate. We do not use financial instruments for speculative or trading purposes. We estimate the effectiveness of our interest rate swap agreements utilizing the hypothetical derivative method. Under this method, the fair value of the actual interest rate swap agreement is compared to the fair value of a hypothetical swap agreement that has the same critical terms as the portion of the loan being hedged. Changes in the effective portion of the fair value of the remaining interest rate swap agreement will be recognized in other comprehensive income, net of tax effects, until the hedged item is recognized into earnings.

The following chart summarizes interest rate hedge transactions effective during 2008 (dollars in thousands):

Accounting Method	Effective Dates	Original Notional Amount	Notional Amount at December 31, 2008	Fixed Interest Rate	Status
Hypothetical	06/30/08-06/30/11	$ 100,000	$ 87,000	3.895%	Outstanding
Hypothetical	06/30/08-06/30/11	$ 50,000	$ 43,500	3.895%	Outstanding
Hypothetical	06/30/08-06/30/11	$ 50,000	$ 43,500	3.895%	Outstanding
Hypothetical	09/30/08-03/31/11	$ 40,000	$ 37,400	3.399%	Outstanding
Hypothetical	09/30/08-03/31/11	$ 30,000	$ 28,050	3.399%	Outstanding
Hypothetical	09/30/08-03/31/11	$ 30,000	$ 28,050	3.399%	Outstanding
Hypothetical	12/31/08-12/31/10	$ 40,000	$ 40,000	3.030%	Outstanding
Hypothetical	12/31/08-12/31/10	$ 30,000	$ 30,000	3.030%	Outstanding
Hypothetical	12/31/08-12/31/10	$ 30,000	$ 30,000	3.030%	Outstanding
Hypothetical	12/31/08-12/31/09	$ 60,000	$ 60,000	2.520%	Outstanding
Hypothetical	12/31/08-12/31/09	$ 40,000	$ 40,000	2.520%	Outstanding

At December 31, 2008, we had eleven interest rate swap agreements pursuant to which we have fixed the rate on an aggregate $467.5 million notional amount of our outstanding variable rate debt at a weighted average interest rate of 3.317%, exclusive of the Eurocurrency Rate Loan Spread as disclosed in the senior credit agreement. The aggregate notional amount decreases quarterly by amounts ranging from $26.0 million to $47.0 million until maturity.

We are required under the Credit Agreement to enter into interest rate swaps to attain a fixed interest rate on at least 50% of our aggregate outstanding indebtedness, for a period of at least 30 months thereafter. As a result of the swap agreements currently in effect as of December 31, 2008, approximately 69.4% of our long-term debt outstanding, including the convertible senior notes, has a fixed interest rate.

The interest rate swap agreements have quarterly interest payments, based on three month LIBOR, due on the last day of March, June, September and December. The fair value of the swap agreements was zero at inception. At December 31, 2008, the aggregate fair value of our interest rate swap agreements was negative and was recorded as a liability of approximately $13.3 million. This aggregate fair value was based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. This amount was also recorded in other comprehensive income, net of tax effects. No ineffective portion was recorded in our consolidated statements of earnings for 2006, 2007 or 2008.

We are exposed to credit loss in the event of nonperformance by counterparties to the extent of the fair values of the outstanding interest rate swap agreements, but do not anticipate nonperformance by any of the counterparties. If our interest rate protection agreements were not in place, interest expense would have been approximately $492,000 and $51,000 lower for 2008 and 2007, respectively, but $2.0 million higher in 2006.

In January, 2009, we entered into additional interest rate swap agreements to convert an additional $100.0 million of our variable-rate debt to a fixed rate basis. These interest rate swap agreements are effective beginning on March 31, 2009 and expire on March 31, 2010 with a fixed interest rate of 1.110%, exclusive of the Eurocurrency Rate Loan Spread as disclosed in the senior credit agreement. These have been designated as cash flow hedge instruments under SFAS 133.

Foreign Currency Exchange Fluctuation Protection

KCI faces transactional currency exposures when its foreign subsidiaries enter into transactions denominated in currencies other than their local currency. These nonfunctional currency exposures relate primarily to existing and forecasted intercompany receivables and payables arising from intercompany purchases of manufactured products. KCI enters into forward currency exchange contracts to mitigate the impact of currency fluctuations on transactions denominated in nonfunctional currencies, thereby limiting risk that would otherwise result from changes in exchange rates. The periods of the forward currency exchange contracts correspond to the periods of the exposed transactions. All forward currency exchange contracts are marked-to-market each period and resulting gains or losses are included in foreign currency loss in the consolidated statements of earnings. Additionally, payable and receivable balances denominated in nonfunctional currencies are marked-to-market at month-end, and the gain or loss is recognized in our consolidated statements of earnings. (See Note 1(u).)

At December 31, 2008 and 2007, we had outstanding forward currency exchange contracts to sell approximately $87.6 million and $27.2 million, respectively, of various currencies. We are exposed to credit loss in the event of nonperformance by counterparties on their outstanding forward currency exchange contracts, but do not anticipate nonperformance by any of the counterparties. We have designated our forward currency exchange contracts as cash flow hedge instruments.

Interest and Future Maturities

Interest paid, net of cash received from interest rate swap agreements, during 2008, 2007 and 2006 was $54.7 million, $15.6 million and $17.6 million, respectively. These amounts include any early redemption premium payments associated with the purchase or redemption of our senior subordinated notes.

Future maturities of long-term debt at December 31, 2008 were (dollars in thousands):

Year	Amount
2009	$ 100,000
2010	$ 150,000
2011	$ 225,000
2012	$ 300,000
2013	$ 204,000
Thereafter	$ 690,000

NOTE 7. Fair Value Measurements

On January 1, 2008, we adopted SFAS No. 157, *"Fair Value Measurements"* for our financial assets and financial liabilities. We elected a partial deferral of SFAS 157 under the provisions of FSP 157-2 related to the nonfinancial assets and nonfinancial liabilities associated with our LifeCell acquisition which were measured and recorded at fair value as of the acquisition date. Under SFAS 157, fair value is defined as the exit price that would be received to sell an asset or paid to transfer a liability. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

At December 31, 2008, we had eleven interest rate swap agreements designated as cash flow hedge instruments and foreign currency exchange contracts to sell approximately $87.6 million of various currencies. The fair values of these interest rate swap agreements and foreign currency exchange contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The following table sets forth the information by level for financial assets and financial liabilities that are measured at fair value, as defined by SFAS 157, on a recurring basis (dollars in thousands):

	Fair Value at December 31, 2008	Fair Value Measurements at Reporting Date Using Inputs Considered as		
		Level 1	Level 2	Level 3
Liabilities:				
Foreign currency exchange contracts	$ 1,964	$ -	$ 1,964	$ -
Interest rate swap agreements	$ 13,240	$ -	$ 13,240	$ -

We did not have any measurements of financial assets or financial liabilities at fair value on a nonrecurring basis at December 31, 2008.

NOTE 8. Leasing Obligations

We are obligated for equipment under various capital leases, which expire at various dates during the next four years. At December 31, 2008 and 2007, the gross amount of equipment under capital leases totaled $2.5 million and $2.6 million and related accumulated depreciation was approximately $1.3 million and $1.1 million, respectively.

In August 2002, we sold our corporate headquarters facility and adjacent land and buildings under a 10-year sale-leaseback arrangement. The properties were sold for $17.9 million, net of selling costs, resulting in a deferred gain of approximately $10.7 million. The deferred gain is being amortized over the term of the lease. In 2008, 2007 and 2006, approximately $1.1 million of gain was recognized annually as a reduction of selling, general and administrative expenses. The initial lease term is 10 years, expiring in 2012. We have two consecutive options to renew the lease for a term of three or five years each at our option. If we exercise either renewal option, the terms of the renewal lease will be on prevailing market rental terms, including the lease rate and any improvement allowance or other inducements available to renewing tenants on prevailing market terms. In order to exercise our renewal options, we must give notice at least six months prior to the expiration of the then-existing term. Rental expense for our corporate headquarters totaled $4.6 million, $4.2 million and $4.1 million for the years ended 2008, 2007 and 2006, respectively. The following table indicates the estimated future cash lease payments of our corporate headquarters, inclusive of executory costs, for the years set forth below (dollars in thousands):

Year ending December 31,	Estimated Cash Lease Payments
2009	$ 4,210
2010	3,865
2011	3,900
2012	2,330
Thereafter	-
	$ 14,305

In addition to leasing our headquarters facility, we lease computer and telecommunications equipment, service vehicles, office space, various storage spaces and manufacturing facilities under non-cancelable operating leases, which expire at various dates over the next nine years. Total rental expense for operating leases, including our headquarters facility, was $37.7 million, $35.8 million and $32.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Future minimum lease payments under capital and non-cancelable operating leases, including our headquarters facility (with initial or remaining lease terms in excess of one year) as of December 31, 2008 are as follows (dollars in thousands):

	Capital Leases	Operating Leases
2009	$ 191	$ 36,370
2010	132	29,845
2011	55	22,538
2012	8	16,722
2013	5	10,620
Thereafter	-	22,966
Total minimum lease payments	$ 391	$ 139,061
Less amount representing interest	(58)	
Present value of net minimum capital lease payments	333	
Less current portion	(191)	
Obligations under capital leases, excluding current installments	$ 142	

NOTE 9. Income Taxes

The following table summarizes earnings before income taxes of U.S. and foreign operations (dollars in thousands):

	Year Ended December 31,		
	2008	2007	2006
Domestic	$ 199,136	$ 288,796	$ 233,391
Foreign	88,146	69,157	58,655
	$ 287,282	$ 357,953	$ 292,046

The following table summarizes the composition of income taxes (dollars in thousands):

	Year Ended December 31,		
	2008	2007	2006
Current:			
Federal	$ 9,502	$ 106,541	$ 92,315
State	15,943	14,279	14,778
International	12,357	11,799	11,010
Total current expense	37,802	132,619	118,103
Deferred:			
Federal	78,821	(9,462)	(17,620)
State	417	(1,181)	(1,623)
International	(3,653)	(1,167)	(2,282)
Total deferred tax expense (benefit)	75,585	(11,810)	(21,525)
Income taxes	$ 113,387	$ 120,809	$ 96,578

The reconciliation of the U.S. federal statutory rate to the consolidated effective tax rate is as follows:

	Year Ended December 31,		
	2008	2007	2006
Computed "expected" tax expense	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.8	2.8	2.9
Non-deductible in-process research & development	7.5	-	-
Nondeductible meals and entertainment	0.6	0.3	0.4
Foreign income taxed at other than U.S. rates	(6.5)	(3.1)	(3.9)
Foreign tax refund	-	(0.3)	(0.9)
Section 199 production deduction	(0.5)	(0.9)	(0.3)
Research and development credit	(0.5)	(0.5)	(0.3)
Non-deductible Stock Options	0.5	0.5	-
Other, net	0.6	-	0.2
	39.5%	33.8%	33.1%

The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities consist of the following (dollars in thousands):

	Year Ended December 31,	
	2008	2007
Deferred Tax Assets:		
Accounts receivable, principally due to allowance for doubtful accounts	$ 5,706	$ 29,783
Foreign net operating loss carry forwards	9,983	12,448
Domestic net operating loss	1,071	-
Deferred state tax asset	-	4,553
Convertible note hedge	48,737	-
Tax credits, primarily research and development	1,203	1,576
Accrued liabilities	9,737	6,528
Compensation	-	2,220
Deferred foreign tax asset	11,222	11,559
Deferred gain on sale of headquarters facility	1,342	1,717
Inventories, principally due to additional costs capitalized for tax purposes pursuant to the Tax Reform Act of 1986	3,606	1,691
Intangible assets, deducted for book purposes but capitalized and amortized for tax purposes	293	288
Share-based compensation as a result of adoption of SFAS 123R	13,636	8,216
Accrued Interest	1,262	1,933
Derivatives	4,634	-
Other	2,613	3,973
Total gross deferred tax assets	115,045	86,485
Less: valuation allowances	(11,821)	(14,673)
Net deferred tax assets	103,224	71,812
Deferred Tax Liabilities:		
Intangibles amortized for book not tax	(160,771)	-
Deferred state tax liability	(17,512)	-
Plant and equipment, principally due to differences in depreciation and basis	(68,117)	(22,072)
Net intangible assets, deducted for book purposes over a longer life than for tax purposes	(7,625)	(6,833)
Other	(2,337)	(2,581)
Total gross deferred tax liabilities	(256,362)	(31,486)
Net deferred tax asset (liability)	(153,138)	40,326
Less: current deferred tax asset	(19,972)	(41,504)
Less: non-current deferred tax asset	(8,635)	(8,743)
Non-current deferred tax liability	$ (181,745)	$ (9,921)

The change in the balance sheet deferred tax accounts reflect deferred income tax expense, the deferred tax impact of other comprehensive income items and purchase accounting adjustments for the LifeCell acquisition.

At December 31, 2008, $1.2 million of state research and development credits and $10.0 million of foreign tax losses were available for carryforward. The losses and credits generally expire within a period of 3 to 20 years, with some foreign losses available indefinitely. We have valuation allowances of $1.2 million associated with our state research and development credit carryforwards, $10.0 million associated with foreign loss carryforwards, and approximately $600,000 associated with certain foreign deferred tax assets due to uncertainties regarding their realizability. The net valuation allowance decreased by $2.9 million and $199,000 for the years ended December 31, 2008 and 2007, respectively. For the year ended December 31, 2006, the net valuation allowance increased by $3.3 million due primarily to increased foreign net operating losses. We believe that the remaining deferred income tax assets will be realized based upon historical pre-tax earnings, adjusted for reversals of existing taxable temporary differences. Certain tax planning or other strategies will be implemented, if necessary, to supplement income from operations to fully realize these remaining deferred tax assets. Accordingly, we believe that no additional valuation allowances are necessary.

KCI operates in multiple tax jurisdictions with varying rates, both inside and outside the U.S. and is routinely under audit by federal, state and foreign tax authorities. These reviews can involve complex matters that may require an extended period of time for resolution. KCI's U.S. Federal income tax returns have been examined and settled through fiscal year 2004. However, KCI has filed amended returns for increased Research and Development Credits for 2003 and 2004 that are being reviewed by the Internal Revenue Service. In addition, KCI has ongoing audits in various state and local jurisdictions, as well as audits in various foreign jurisdictions. We provide tax reserves for federal, state, local and international uncertain tax positions. The development of these tax positions requires subjective, critical estimates and judgments about tax matters, potential outcomes and timing. Although the outcome of open tax examinations is uncertain, in management's opinion, adequate provisions for income taxes have been made for potential liabilities emanating from these reviews. If actual outcomes differ materially from these estimates, they could have a material impact on our financial condition and results of operations. Differences between actual results and assumptions, or changes in assumptions in future periods, are recorded in the period they become known. To the extent additional information becomes available prior to resolution, such accruals are adjusted to reflect probable outcomes.

At December 31, 2008 and 2007, we had $26.2 million and $31.3 million, respectively, of unrecognized tax benefits that were classified as long-term liabilities, of which $22.4 million and $26.9 million, would favorably impact our effective tax rate, if recognized. The reconciliation of the allowance for uncertain tax positions is as follows (dollars in thousands):

	December 31, 2008	December 31, 2007
Balance at beginning of year	$ 31,313	$ 28,732
Net additions & reductions for tax positions of prior years	(1,297)	1,929
Net additions & reductions based on positions related to the current year	4,889	2,665
Settlements	(286)	
Reductions resulting from a lapse of the applicable statute of limitation	(8,414)	(2,013)
Balance at end of year	$ 26,205	$ 31,313

KCI's continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. KCI recognized approximately $415,000 and $1.9 million, respectively, of interest and penalties expense in the consolidated statement of earnings for the years ended December 31, 2008 and 2007. Additionally, $6.9 million and $7.6 million, respectively, of interest and penalties were recorded in the consolidated balance sheets as of December 31, 2008 and 2007.

KCI is subject to U.S. federal income tax, multiple state taxes, and foreign income tax. In general, the tax years 2005 through 2008 remain open in the major taxing jurisdictions, with some state and foreign jurisdictions remaining open longer, as the result of net operating losses and longer statutes.

KCI is periodically under examination in multiple tax jurisdictions. It is reasonably possible that these examinations or statutes could close at various times within the next twelve months. As a result, between $3.0 million and $6.0 million of our unrecognized tax benefit could be reduced within the next twelve months.

The cumulative undistributed earnings of our foreign subsidiaries were approximately $592.8 million, $267.4 million and $187.2 million at December 31, 2008, 2007 and 2006, respectively. These earnings are considered to be permanently reinvested in foreign operations and, accordingly, no provision for U.S. federal or state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

The Tax Extenders and Alternative Minimum Tax Relief Act of 2008, which is contained in H.R. 1424, was signed into law on October 3, 2008. This reinstated the federal Research and Development Credit for 2008. Accordingly, we recognized a benefit in the fourth quarter of 2008.

Income taxes paid were $44.9 million, $113.9 million and $72.1 million for the years ended 2008, 2007 and 2006, respectively.

NOTE 10. Shareholders' Equity

On February 9, 2004, in connection with the initial public offering, KCI's shareholders amended our Articles of Incorporation to increase the number of shares of stock authorized to be issued by KCI to 225,000,000 shares of common stock, $0.001 par value (the "Common Stock") and authorized KCI to issue up to 50,000,000 shares of preferred stock, $0.001 par value. The number of shares of Common Stock issued and outstanding as of December 31, 2008 and 2007 was 70,523,895 and 72,153,231, respectively. During the years ended December 31, 2008 and 2007, there were no preferred stock shares issued or outstanding.

NOTE 11. Share Repurchase Program

In August 2006, KCI's Board of Directors authorized a share repurchase program (the "2006 Repurchase Program") for the repurchase of up to $200.0 million in market value of common stock. In August 2007, the Board authorized a one-year extension of this share repurchase program through September 30, 2008. Pursuant to the share repurchase program, we entered into a pre-arranged purchase plan under Rule 10b5-1 of the Exchange Act authorizing repurchases of up to $87.0 million of KCI common stock if our stock price is below certain levels. Since the inception of the share repurchase program, 3.6 million shares of common stock have been repurchased and recorded as a reduction to shareholders' equity totaling $113.4 million. Effective April 7, 2008, KCI terminated the share repurchase program and the pre-arranged purchase plan under Rule 10b5-1 as a result of the merger agreement with LifeCell.

The stock repurchased under the 2006 Repurchase Program during 2008 and 2007 resulted from the purchase and retirement of shares in connection with (i) the net share settlement exercise of employee stock options for required minimum tax withholdings and exercise price and (ii) the withholding of shares to satisfy the minimum tax withholdings on the vesting of restricted stock. No open-market repurchases were made under the 2006 Repurchase Program during 2008 or 2007.

In October 2008, KCI's Board of Directors authorized a share repurchase program (the "2008 Repurchase Program") for the repurchase of up to $100.0 million in market value of common stock through the third quarter of 2009. During 2008, we repurchased and retired 2.1 million shares of KCI common stock under the 2008 Repurchase Program at an average price of $24.12 per share for an aggregate purchase price of $50.1 million. During 2008, $50.0 million of our common stock repurchases were made in open-market transactions. The remainder resulted from the purchase and retirement of shares in connection with the withholding of shares to satisfy the minimum tax withholdings on the vesting of restricted stock. As of December 31, 2008, the remaining authorized amount for share repurchases under the 2008 Repurchase Program was $49.9 million. KCI will evaluate making opportunistic repurchases of additional shares of common stock under the share repurchase program in open-market transactions or in negotiated transactions off the market.

The purchase price for shares of KCI's stock repurchased under the program was reflected as a reduction to shareholder's equity. In accordance with APB Opinion No. 6, *"Status of Accounting Research Bulletins,"* we are required to allocate the purchase price of the repurchased shares as a reduction to common stock and additional paid-in capital and an increase to retained earnings. The share repurchases since the inception of this program are summarized in the table below (in thousands):

	Shares of Common Stock	Common Stock and Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Repurchase of common stock	2,076	$ 19,484	$ 30,615	$ 50,099

NOTE 12. Employee Benefit Plans

Investment Plan

We have an Investment Plan intended to qualify as a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986. The Investment Plan is available to all domestic employees and we match employee contributions up to a specified limit. In 2008, 2007 and 2006, matching contributions charged to expense were approximately $8.0 million, $7.4 million and $6.5 million, respectively.

Deferred Compensation Plan

In December 2006, management decided to discontinue the Kinetic Concepts, Inc. Executive Deferred Compensation Plan (the "Plan") effective January 1, 2007. All balances as of December 31, 2006 remained with the Plan throughout 2007 unless the participant had a previously-scheduled distribution. All undistributed balances in the Plan, totaling $7.1 million as of December 31, 2007, were distributed during the first quarter of 2008. In addition, KCI liquidated the Plan assets totaling $7.4 million, which were used by KCI in the first quarter of 2008 to fund participant distributions.

Stock Option Plans

In December 1997, the Board of Directors approved the 1997 Management Equity Plan (the "Management Equity Plan"). In January of 2004, the Board of Directors determined that no new equity grants would be made under the Management Equity Plan. The maximum aggregate number of shares of common stock that could be issued in connection with grants under the Management Equity Plan, as amended, was approximately 13.9 million shares, subject to adjustment as provided for in the plan. Outstanding grants under the Management Equity Plan are administered by the Compensation Committee of the Board of Directors. The exercise price and term of options granted under the Management Equity Plan have been determined by the Compensation Committee or the entire Board of Directors. However, in no event has the term of any option granted under the Management Equity Plan exceeded ten years.

The 2003 Non-Employee Directors Stock Plan (the "Directors Stock Plan") became effective on May 28, 2003, and was amended and restated on November 9, 2004, November 15, 2005, November 28, 2006, and December 4, 2007. In May of 2008, upon approval of the Kinetic Concepts, Inc. 2008 Omnibus Stock Incentive Plan, the Board of Directors determined that no new equity grants would be made under the Directors Stock Plan. The maximum aggregate number of shares of common stock that could be issued in connection with grants under the Directors Stock Plan was 400,000 shares, subject to adjustment as provided for in the plan. The exercise price of options granted under this plan was determined as the fair market value of the shares of our common stock, which was equal to the closing price of our common stock on the date that such option was granted. The options granted vest and become exercisable incrementally over a period of three years. The right to exercise an option terminates seven years after the grant date, unless sooner as provided for in the Directors Stock Plan. Outstanding grants under the Directors Stock Plan are administered by the Compensation Committee of the Board of Directors. During 2008, no options to purchase shares of common stock or restricted stock were granted under this plan. During 2007 and 2006, we issued approximately 44,000 and 41,000 options, respectively to purchase shares of common stock. Additionally, during 2007 and 2006, we issued approximately 18,000 and 14,000 shares of restricted stock, respectively, under this plan.

On February 9, 2004, KCI's shareholders approved the 2004 Equity Plan (the "2004 Equity Plan") and the 2004 Employee Stock Purchase Plan (the "ESPP"). In May of 2008, upon approval of the Kinetic Concepts, Inc. 2008 Omnibus Stock Incentive Plan, the Board of Directors determined that no new equity grants would be made under the 2004 Equity Plan. The 2004 Equity Plan was effective on February 27, 2004 and reserved for issuance a maximum of 7,000,000 shares of common stock to be awarded as stock options, stock appreciation rights, restricted stock and/or restricted stock units. Of the 7,000,000 shares, 20% could be issued in the form of restricted stock, restricted stock units or a combination of the two. The exercise price of options granted under the 2004 Equity Plan was equal to KCI's closing stock price on the date that such option was granted. The options granted vest and become exercisable incrementally over a period of four years unless otherwise provided in the option award agreement. The right to exercise an option terminates ten years after the grant date, unless sooner as provided for in the plan. Restricted stock and restricted stock units granted under the 2004 Equity Plan generally vest over a period of three to six years unless otherwise provided in the award agreement. The fair value of the restricted stock and restricted stock units was determined on the grant date based on KCI's closing stock price. The likelihood of meeting the performance criteria was considered when determining the vesting period on a periodic basis. Restricted stock and restricted stock units granted are classified primarily as equity awards. During 2008, 2007 and 2006, we granted approximately 1,676,000, 972,000 and 1,596,000 options, respectively, to purchase shares of common stock under the 2004 Equity Plan. Additionally, during 2008, 2007 and 2006, we issued approximately 408,000, 270,000 and 385,000 shares, respectively, of restricted stock and restricted stock units under the 2004 Equity Plan at a weighted average estimated fair value of $46.32, $53.03 and $35.71, respectively.

The 2006 restricted stock grants included 50,000 shares of restricted stock ("Awards") granted on April 1, 2006 to KCI's former President and Chief Executive Officer who retired effective December 31, 2006. The lapsing of restrictions for these Awards were based on performance milestones set forth by the Compensation Committee of the Board of Directors. The compensation cost associated with these Awards was recognized over the estimated performance period for all restrictions probable of lapsing. Based on the retirement of said Chief Executive Officer, we recognized, in the fourth quarter of 2006, compensation cost for awards with restrictions probable of lapsing. The additional expense associated with the acceleration of vesting for these awards was $450,000. In 2007, 25,000 of these Awards were forfeited as the target associated with this award was not attained. In addition, 12,500 of these Awards vested during 2007 and the remaining 12,500 Awards vested in 2008.

The 2006 stock grants include options granted on November 6, 2006, to KCI's current President and Chief Executive Officer to purchase 332,000 shares of KCI's common stock, which will vest over four years, and a restricted stock grant of 88,200 shares, whose restrictions will lapse at the end of three years. Both grants are subject to continual employment with KCI and may become fully vested in the event of a change in control of KCI or termination of employment for any reason other than "Cause," or she terminates for "Good Reason," as defined.

The ESPP became effective in the second quarter of 2004. The maximum number of shares of common stock reserved for issuance under the ESPP is 2,500,000 shares. Under the ESPP, each eligible employee is permitted to purchase shares of our common stock through regular payroll deductions in an amount between 1% and 10% of the employee's compensation for each payroll period, not to exceed $25,000 per year. The ESPP provides for six-month offering periods. Each six-month offering period will be composed of an identical six-month purchase period. Participating employees are able to purchase shares of common stock with payroll deductions at a purchase price equal to 85% of the fair market value of the common stock at either the beginning of each offering period or the end of each respective purchase period, whichever price is lower. During 2008, 2007 and 2006, there were approximately 172,000, 119,000 and 124,000 shares of common stock purchased, respectively, under the ESPP.

On May 20, 2008, the shareholders of the Company approved the Kinetic Concepts, Inc. 2008 Omnibus Stock Incentive Plan (the "2008 Plan"), which provides for the reservation of 6,125,000 shares of the Company's common stock, plus any and all shares of common stock that would have been returned to the Directors Stock Plan and the 2004 Equity Plan by reason of expiration of its term or cancellation upon termination of employment or service. No additional grants will be made under either the Directors Stock Plan or the 2004 Equity Plan. The 2008 Plan is administered by the Compensation Committee of the KCI Board of Directors, and provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, stock bonuses, cash awards, or any combination of the foregoing. The exercise price per share of stock purchasable under the 2008 Plan shall be determined by the administrator in its sole discretion at the time of grant but shall not be less than 100% of the fair market value of the stock on such date. The term of each stock option shall be fixed by the administrator, but no stock option shall be exercisable more than ten years after the date such stock option is granted. During 2008, we granted approximately 227,000 options to purchase shares of common stock under the 2008 Plan. Additionally, during 2008, we issued approximately 46,000 shares of restricted stock and restricted stock units under the 2008 Plan at a weighted average estimated fair value of $34.78.

The following table summarizes the number of common shares reserved for future issuance under our stock option plans, excluding shares issuable upon exercise of outstanding options and restricted stock units, as of December 31, 2008:

2004 Employee Stock Purchase Plan	1,935,658
2008 Omnibus Stock Incentive Plan	6,496,593
	8,432,251

A summary of our stock option activity, and related information, for the year ended December 31, 2008 is set forth in the table below:

	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Options outstanding – January 1, 2008	3,212	$ 42.69		
Granted	1,903	$ 44.47		
Exercised	(94)	$ 26.16		
Forfeited/Expired	(655)	$ 47.19		
Options outstanding – December 31, 2008	4,366	$ 43.15	7.63	$ 2,368
Exercisable as of December 31, 2008	1,555	$ 39.94	5.76	$ 2,362

The intrinsic value for stock options is defined as the difference between the current market value and the grant price. The total intrinsic value of stock options exercised during 2008, 2007 and 2006 was $1.9 million, $50.5 million and $120.7 million, respectively. Cash received from stock options exercised during 2008, 2007 and 2006 was $2.5 million, $28.4 million and $11.9 million, respectively, and the actual tax benefit from share-based payment arrangements totaled $2.0 million, $18.4 million and $45.8 million, respectively.

The fair value of stock options granted during 2008, 2007 and 2006 was $19.52, $24.30 and $17.63, respectively. As of December 31, 2008, there was $37.7 million of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested stock options granted under our various plans. This unrecognized compensation cost is expected to be recognized over a weighted average period of 2.7 years.

During 2008, 2007 and 2006, we issued approximately 454,000, 289,000 and 399,000 shares of restricted stock and restricted stock units under our equity plans, respectively. The following table summarizes restricted stock activity for the year ended December 31, 2008:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Unvested Shares – January 1, 2008	602	$ 45.88
Granted	454	$ 45.14
Vested and Distributed	(97)	$ 45.29
Forfeited	(188)	$ 46.98
Unvested Shares – December 31, 2008	771	$ 45.21

The weighted average grant date fair value of restricted stock granted during 2008, 2007 and 2006 was $45.14, $52.79 and $35.84, respectively. The total fair value of restricted stock which vested during 2008, 2007 and 2006 was approximately $4.4 million, $4.3 million and $400,000, respectively. As of December 31, 2008, there was $15.1 million of total unrecognized compensation cost related to non-vested restricted stock granted under our plans. This unrecognized compensation cost is expected to be recognized over a weighted average period of 2.0 years.

The 2008 restricted stock awards include 87,300 shares of performance based restricted stock granted to certain executives. The lapsing of restrictions for these awards is based on revenue performance milestones set forth by the Compensation Committee of the Board of Directors. As of December 31, 2008, it has been determined that it is not probable that the performance milestones will be met. As such, at December 31, 2008, no compensation cost has been recorded on these awards. If it becomes probable in the future that the performance milestones will be met, a cumulative catch-up adjustment will be made to retroactively record compensation expense.

KCI has a policy of issuing new shares to satisfy stock option exercises and restricted stock award issuances. In addition, KCI may purchase shares in connection with the net share settlement exercise of employee stock options for minimum tax withholdings and exercise price and the withholding of shares to satisfy the minimum tax withholdings on the vesting of restricted stock.

NOTE 13. Other Comprehensive Income

KCI follows SFAS No. 130, *"Reporting Comprehensive Income,"* in accounting for comprehensive income and its components. The components of other comprehensive income are as follows (dollars in thousands):

	Year ended December 31,		
	2008	**2007**	**2006**
Net earnings	$ 173,895	$ 237,144	$ 195,468
Foreign currency translation adjustment, net of taxes of $565 in 2008, $353 in 2007 and $880 in 2006	(22,170)	14,819	19,431
Net derivative gain (loss), net of taxes of $(4,806) in 2008, $1 in 2007 and $41 in 2006	(8,926)	1	75
Reclassification adjustment for losses (gains) included in income, net of taxes of $172 in 2008, $18 in 2007 and $(701) in 2006	320	33	(1,301)
Other comprehensive income	$ 143,119	$ 251,997	$ 213,673

The components of accumulated other comprehensive income are as follows (dollars in thousands):

	Accumulated Foreign Currency Translation Adjustment	Accumulated Derivative Gains (Losses)	Accumulated Other Comprehensive Income
Balances at December 31, 2005	$ 5,532	$ 1,192	$ 6,724
Foreign currency translation adjustment, net of taxes of $880	19,431	-	19,431
Net derivative gain, net of taxes of $41	-	75	75
Reclassification adjustment for gains included in income, net of taxes of $(701)	-	(1,301)	(1,301)
Balances at December 31, 2006	$ 24,963	$ (34)	$ 24,929
Foreign currency translation adjustment, net of taxes of $353	14,819	-	14,819
Net derivative gain, net of taxes of $1	-	1	1
Reclassification adjustment for losses included in income, net of taxes of $18	-	33	33
Balances at December 31, 2007	$ 39,782	$ -	$ 39,782
Foreign currency translation adjustment, net of taxes of $565	(22,170)	-	(22,170)
Net derivative loss, net of taxes of $(4,806)	-	(8,926)	(8,926)
Reclassification adjustment for losses included in income, net of taxes of $172	-	320	320
Balances at December 31, 2008	$ 17,612	$ (8,606)	$ 9,006

NOTE 14. Earnings Per Share

Net earnings per share were calculated using the weighted average number of common shares outstanding. (See Note 1(m).) The following table sets forth the reconciliation from basic to diluted weighted average shares outstanding and the calculations of net earnings per share (in thousands, except per share data):

	Year ended December 31,		
	2008	2007	2006
Net earnings	$ 173,895	$ 237,144	$ 195,468
Weighted average shares outstanding:			
Basic	71,464	70,975	70,732
Dilutive potential common shares from stock options and restricted stock (1)	321	699	1,920
Diluted	71,785	71,674	72,652
Basic net earnings per share	$ 2.43	$ 3.34	$ 2.76
Diluted net earnings per share	$ 2.42	$ 3.31	$ 2.69

(1) Potentially dilutive stock options and restricted stock totaling 4,977 shares, 1,779 shares and 3,241 shares for 2008, 2007 and 2006, respectively, were excluded from the computation of diluted weighted average shares outstanding due to their antidilutive effect.

Holders of our Convertible Notes may, under certain circumstances, convert the Convertible Notes into cash, and if applicable, shares of our common stock at the applicable conversion rate, at any time on or prior to maturity. (See Note 6.) The Convertible Notes will have no impact on diluted earnings per share unless the price of our common stock exceeds the conversion price (initially $51.34 per share) because the principal amount of the Convertible Notes will be settled in cash upon conversion. Prior to conversion we will use the treasury stock method to include the effect of the additional shares that may be issued if our common stock price exceeds the conversion price. The convertible note hedge purchased in connection with the issuance of our Convertible Notes is excluded from the calculation of diluted earnings per share as its impact is always anti-dilutive. The warrant transactions associated with the issuance of our Convertible Notes will have no impact on EPS unless our share price exceeds the $60.41 exercise price.

NOTE 15. Commitments and Contingencies

KCI and its affiliates, together with Wake Forest University Health Sciences, are involved in multiple patent infringement suits involving patents licensed exclusively to KCI by Wake Forest. In 2006, a Federal District Court jury found that the Wake Forest patents involved in the litigation were valid and enforceable, but that the patent claims at issue were not infringed by the gauze-based device marketed by BlueSky, which was acquired by Smith & Nephew plc in 2007. The parties appealed the judgment entered by the District Court. Appellate briefs were filed by all parties to the appeal and oral arguments were heard on October 8, 2008. On February 2, 2009, the U.S. Court of Appeals for the Federal Circuit issued its opinion in the case, which affirmed the decision of the District Court. Specifically, the Federal Circuit upheld the validity of the patents at issue, but also upheld the finding that the BlueSky gauze-based NPWT devise did not infringe these patents.

In May 2007, KCI, its affiliates and Wake Forest filed two related patent infringement suits: one case against Smith & Nephew and BlueSky and a second case against Medela, for the manufacture, use and sale of gauze-based negative pressure devices which we believe infringe a Wake Forest continuation patent issued in 2007 relating to our V.A.C. technology. In December 2008, KCI, its affiliates and Wake Forest amended their claims in this suit to assert additional patents and patent claims against Smith & Nephew following its announcement that it would begin commercializing foam dressing kits for use in NPWT. In addition, in February 2009, KCI, its affiliates and Wake Forest filed a motion for preliminary injunction against Smith & Nephew and requested an expedited hearing on this motion. These cases are currently set for trial in February 2010.

Also in December 2008, KCI, its affiliates and Wake Forest filed patent infringement lawsuits against Smith & Nephew in the United Kingdom and Germany, requesting preliminary and interim injunctive relief. On January 13, 2009, the Specialist Patents Court in the High Court of Justice of England and Wales granted KCI's request for a temporary injunction. The temporary injunction prohibits Smith & Nephew from commercializing foam dressing kits for negative pressure wound therapy in the United Kingdom, until such time as the court can rule on the patent infringement action that KCI has brought against Smith & Nephew. A trial date on infringement and validity of the patent in the United Kingdom has been set for March 23, 2009. A hearing on KCI's request for interim injunctive relief in Germany is expected to be set for March 2009.

In June 2007, Medela filed patent nullity suits in the German Federal Patent Court against two of Wake Forest's German patents licensed to KCI. These patents were originally issued by the German Patent Office in 1998 and 2000 upon granting of the corresponding European patents. The European patents were upheld as amended and corrected during Opposition Proceedings before the European Patent Office in 2003. In February 2009, Smith & Nephew joined the nullity suit against Wake Forest's German patent corresponding to European Patent No. EP0620720 ("the '720 Patent"). A hearing on the validity of the '720 Patent is set for March 17, 2009.

In September 2007, KCI and two affiliates were named in a declaratory judgment action filed in the Federal District Court for the District of Delaware by Innovative Therapies, Inc. ("ITI"). In that case, the plaintiff has alleged the invalidity or unenforceability of four patents licensed to KCI by Wake Forest University Health Sciences and one patent owned by KCI relating to V.A.C. Therapy, and has requested a finding that products made by the plaintiff do not infringe the patents at issue. On November 5, 2008, the District Court dismissed ITI's suit based on a lack of subject matter jurisdiction. ITI has appealed the dismissal of the suit.

In January 2008, KCI, its affiliates and Wake Forest filed a patent infringement lawsuit against ITI in the U.S. District Court for the Middle District of North Carolina. The federal complaint alleges that a negative pressure wound therapy device introduced by ITI in 2007 infringes three Wake Forest patents which are exclusively licensed to KCI. We are seeking damages and injunctive relief in the case. Also in January and June of 2008, KCI and its affiliates filed separate suits in state District Court in Bexar County, Texas, against ITI and several of its principals, all of whom are former employees of KCI. The claims in the state court suits include breach of confidentiality agreements, conversion of KCI technology, theft of trade secrets and conspiracy. We are seeking damages and injunctive relief in the state court cases.

In March 2008, Mölnlycke Health Care AB filed a patent nullity suit in Germany against one of Wake Forest's German patents licensed to KCI. This suit has been joined with the nullity suit previously brought by Medela. A hearing has been set for March 17, 2009 on this matter. Also in March 2008, Mölnlycke filed suit in the United Kingdom to have a related Wake Forest patent revoked. A hearing has been set for July 2009 on this matter. These patents were originally issued in 1998 by the German Patent Office and the United Kingdom Patent Office upon granting of the corresponding European patents. The corresponding European patents were upheld as amended and corrected during Opposition Proceedings before the European Patent Office in 2003.

In December 2008, KCI, its affiliates and Wake Forest filed a patent infringement lawsuit against Boehringer Wound Systems, LLC, Boehringer Technologies, LP, and Convatec, Inc. in the U.S. District Court for the Middle District of North Carolina. The federal complaint alleges that a negative pressure wound therapy device manufactured by Boehringer and commercialized by Convatec infringes Wake Forest patents which are exclusively licensed to KCI. In February 2009, the Defendants filed their answer, which includes affirmative defenses and counterclaims alleging non-infringement and invalidity of the Wake Forest patents.

Although it is not possible to reliably predict the outcome of the legal proceedings described above, we believe that each of the patents involved in litigation are valid and enforceable, and that our patent infringement claims are meritorious. However, if any of our key patent claims were narrowed in scope or found to be invalid or unenforceable, or we otherwise do not prevail, our share of the advanced wound care market for our V.A.C. Therapy systems could be significantly reduced in the U.S. or Europe, due to increased competition, and pricing of V.A.C. Therapy systems could decline significantly, either of which would materially and adversely affect our financial condition and results of operations. We derived approximately 53% and 59%, respectively, of total revenue for the years ended December 31, 2008 and 2007 from our domestic V.A.C. Therapy products relating to the U.S. patents at issue. In continental Europe, we derived approximately 13% and 12%, respectively, of total revenue for the years ended December 31, 2008 and 2007 in V.A.C. revenue relating to the patents at issue in the ongoing German litigation.

In September 2005, LifeCell recalled certain human-tissue based products because the organization that recovered the tissue, Biomedical Tissue Services, Ltd. ("BTS"), may not have followed Food and Drug Administration ("FDA") requirements for donor consent and/or screening to determine if risk factors for communicable diseases existed. LifeCell promptly notified the FDA and all relevant hospitals and medical professionals. LifeCell did not receive any donor tissue from BTS after September 2005. LifeCell has been named, along with BTS and many other defendants, in lawsuits relating to the BTS donor irregularities. These lawsuits generally fall within three categories, (1) recipients of BTS tissue who claim actual injury, (2) suits filed by recipients of BTS tissue seeking medical monitoring and/or damages for emotional distress (categories (1) and (2) are collectively referred to herein as "Recipient Cases"), (3) suits filed by family members of tissue donors who did not authorize BTS to donate tissue.

In the first category, LifeCell has been named in approximately five cases filed in the State Court of New Jersey, and approximately five cases in New Jersey Federal Court in which the plaintiffs allege to have contracted a disease from BTS's tissue. The cases in the Federal Court were dismissed on December 10, 2008, but are the subject of a motion to reconsider filed by the plaintiffs.

In the second category, LifeCell has been named in more than twenty suits in which the plaintiffs do not allege that they have contracted a disease or suffered physical injury, but instead seek medical monitoring and/or damages for emotional distress. Most of the cases have been consolidated in New Jersey Federal District Court as part of a Multi-District Litigation ("MDL"), while several cases still remain in state court in New Jersey. Related to these cases, the FDA recommended those patients receive appropriate testing. On December 10, 2008, the Federal District Judge entered an order dismissing over 400 cases in the MDL, including all of the Recipient Cases against LifeCell. The Plaintiffs are appealing this dismissal.

In the third category, approximately twenty suits have been filed by family members of tissue donors seeking damages for emotional distress. Approximately three of these are in the MDL. The other cases have been filed in state courts in New Jersey and Pennsylvania.

Although it is not possible to reliably predict the outcome of the BTS-related litigation, we believe that our defenses to the claims are meritorious and will defend them vigorously. LifeCell insurance policies covering the BTS-related claims, which were assumed in our acquisition of LifeCell, should cover litigation expenses, settlement costs and damage awards, if any, in the Recipient Cases.

We are party to several additional lawsuits arising in the ordinary course of our business. Additionally, the manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims.

As a healthcare supplier, we are subject to extensive government regulation, including laws and regulations directed at ascertaining the appropriateness of reimbursement, preventing fraud and abuse and otherwise regulating reimbursement under various government programs. The marketing, billing, documenting and other practices are all subject to government scrutiny. To ensure compliance with Medicare and other regulations, regional carriers often conduct audits and request patient records and other documents to support claims submitted by KCI for payment of services rendered to customers.

From time to time, we receive inquiries from various government agencies requesting customer records and other documents. It has been our policy to cooperate with all such requests for information. The U.S. Department of Health and Human Services Office of Inspector General, or OIG, initiated a study on negative pressure wound therapy, or NPWT, in 2005. As part of the 2005 study, KCI provided the OIG with requested copies of our billing records for Medicare V.A.C. placements. In June 2007, the OIG issued a report on the NPWT study including a number of findings and recommendations to CMS. The OIG determined that substantially all V.A.C. claims met supplier documentation requirements; however, they were unable to conclude that the underlying patient medical records fully supported the supplier documentation in 44% of the claims, which resulted in an OIG estimate that approximately $27 million in improper payments may have been made on NPWT claims in 2004. The purpose of the OIG report is to make recommendations for potential Medicare program savings to CMS, but it does not constitute a formal recoupment action. This report may result in increased audits and/or demands by Medicare, its regional contractors and other third-party payers for refunds or recoupments of amounts previously paid to us.

We also are subject to routine pre-payment and post-payment audits of reimbursement claims submitted to Medicare. These audits typically involve a review, by Medicare or its designated contractors and representatives, of documentation supporting the medical necessity of the therapy provided by KCI. While Medicare requires us to obtain a comprehensive physician order prior to providing products and services, we are not required to, and do not as a matter of practice require, or subsequently obtain the underlying medical records supporting the information included in such certificate. Following a Medicare request for supporting documentation, we are obligated to procure and submit the underlying medical records retained by various medical facilities and physicians. Obtaining these medical records in connection with a claims audit may be difficult or impossible and, in any event, all of these records are subject to further examination and dispute by an auditing authority. Under standard Medicare procedures, KCI is entitled to demonstrate the sufficiency of documentation and the establishment of medical necessity, and KCI has the right to appeal any adverse determinations. If a determination is made that KCI's records or the patients' medical records are insufficient to meet medical necessity or Medicare reimbursement requirements for the claims subject to a pre-payment or post-payment audit, KCI could be subject to denial, recoupment or refund demands for claims submitted for Medicare reimbursement. In the event that an audit results in discrepancies in the records provided, Medicare may be entitled to extrapolate the results of the audit to make recoupment demands based on a wider population of claims than those examined in the audit. In addition, Medicare or its contractors could place KCI on extended pre-payment review, which could slow our collections process for submitted claims. If Medicare were to deny a significant number of claims in any pre-payment audit, or make any recoupment demands based on any post-payment audit, our business and operating results could be materially and adversely affected. In addition, violations of federal and state regulations respecting Medicare reimbursement could result in severe criminal, civil and administrative penalties and sanctions, including disqualification from Medicare and other reimbursement programs. Going forward, it is likely that we will be subject to periodic inspections, assessments and audits of our billing and collections practices.

In August 2007, KCI received requests from a Medicare Region A Recovery Audit Contractor (''RAC'') covering 180 previously-paid claims submitted between 2004 and 2005, which KCI responded to in a timely manner. The RAC audit initial findings were that approximately 29% of the claims subject to this audit were inappropriately paid resulting in a recoupment of these previously-paid claims by Medicare. We have disputed and appealed these results and have subsequently received payment on approximately half of the disputed claims. The remaining claims subject to the audit are still in the appeals process.

In December 2007, the Medicare Region B DMAC initiated a pre-payment review of all NPWT claims for the second and third months of treatment submitted by all providers, including KCI. The pre-payment review was suspended by the Medicare Region B DMAC in the first quarter of 2008. For every monthly period of treatment beyond 30 days, we are required to demonstrate/document progress towards wound healing. KCI has responded to these claim review requests and has received reimbursement for many of the claims subject to review. The remaining claims subject to the audit are still in the appeals process.

In July 2008, the DMAC for Region B notified KCI of a post-payment audit of claims paid during the second quarter of 2008. The DMAC requested information on 98 NPWT claims for patients treated with KCI's V.A.C. Therapy. In addition to KCI's records, the DMAC requested relevant medical records supporting the medical necessity of the V.A.C. and related supplies and quantities being billed. We submitted all of the requested documentation in a timely manner and have received an initial report indicating that approximately 41% of the claims subject to this audit were inappropriately paid, which may result in future recoupments by Medicare. We have disputed these initial audit findings and as is customary with activities of this type, we will exhaust all administrative remedies and appeals to support the claims billed.

In February 2009, we received a subpoena from the OIG seeking records regarding our billing practices under the local coverage policies of the four regional DMACs. We are in discussions with the government regarding the scope of the subpoena and the timing of our response. We intend to cooperate with the government's review. The review is in its initial stages and we cannot predict the time frame in which it will be resolved.

As of December 31, 2008, our commitments for the purchase of new product inventory were $27.6 million, including approximately $7.7 million of disposable products from our main disposable supplier and $8.0 million from our major electronic board and touch panel suppliers. Other than commitments for new product inventory, we have no material long-term purchase commitments.

See discussion of our self-insurance program at Note 1(o) and leases at Note 8.

NOTE 16. Related Party Transactions

A member of our Board of Directors, David J. Simpson, was an officer of Stryker Corporation through December 31, 2007, with which we conduct business on a limited basis. During 2007 and 2006, we purchased approximately $3.1 million and $4.3 million, respectively, in hospital bed frames from Stryker.

A member of our Board of Directors, Harry R. Jacobson, M.D., is the Vice Chancellor for Health Affairs of Vanderbilt University, with which we conduct business on a limited basis. During fiscal years 2008, 2007 and 2006, we recorded revenue of approximately $1.3 million, $1.5 million and $1.1 million, respectively, for V.A.C. products and TSS billed to Vanderbilt University. In addition, following our acquisition of LifeCell in May 2008, we recorded revenue of approximately $1.2 million for sales of LifeCell products to Vanderbilt University.

NOTE 17. Segment and Geographic Information

We are principally engaged in the rental and sale of advanced wound care systems and TSS throughout the U.S. and in 18 primary countries internationally. Revenues are attributed to individual countries based on the location of the customer. On May 27, 2008, we completed the acquisition of all the outstanding capital stock of LifeCell, a leader in innovative regenerative medicine products sold primarily throughout the U.S.

During the first quarter of 2008, we completed the realignment of our geographic reporting structure to correspond with our current management structure. For 2008, we are reporting financial results for our V.A.C. Therapy and TSS product lines consistent with this new structure, including the reclassification of prior period amounts to conform to this current reporting structure. Under our current management structure, LifeCell is excluded from the geographic reporting structure and is reported as its own operating segment. The results of LifeCell's operations have been included in our consolidated financial statements since the acquisition date.

We have three reportable operating segments: (i) North America – V.A.C. and TSS, which is comprised principally of the U.S. and includes Canada and Puerto Rico; (ii) EMEA/APAC – V.A.C. and TSS, which is comprised principally of Europe and includes the Middle East, Africa and the Asia Pacific region; and (iii) LifeCell. We have three primary product lines: V.A.C. Therapy, TSS and LifeCell, which includes regenerative medicine products. Revenues for each of our product lines are disclosed for our operating segments. Other than revenue, no discrete financial information is available for our V.A.C. Therapy and TSS product lines. In most countries where we operate, our V.A.C. Therapy and TSS product lines are marketed and serviced by the same infrastructure and, as such, we do not manage these businesses by product line, but rather by geographical segments. We measure segment profit as operating earnings, which is defined as income before interest and other income, interest expense, foreign currency gains and losses, and income taxes. All intercompany transactions are eliminated in computing revenue and operating earnings. Information on segments and a reconciliation of consolidated totals are as follows (dollars in thousands):

	Year Ended December 31,		
	2008	2007	2006
Revenue:			
North America			
V.A.C	$ 1,049,215	$ 993,040	$ 844,537
Therapeutic Support Systems	221,684	230,590	214,743
Subtotal –North America	1,270,899	1,223,630	1,059,280
EMEA/APAC			
V.A.C	344,735	286,583	224,552
Therapeutic Support Systems	105,438	99,731	87,804
Subtotal – EMEA/APAC	450,173	386,314	312,356
LifeCell	156,837	-	-
Total revenue	$ 1,877,909	$ 1,609,944	$ 1,371,636

	Year Ended December 31,		
	2008	2007	2006
Operating earnings:			
North America	$ 509,672	$ 493,334	$ 426,569
EMEA/APAC	73,366	36,393	16,474
LifeCell	51,790	-	-
Other [(1)]:			
Executive [(2)]	(54,126)	(48,195)	(30,279)
Finance and Information Technology	(53,467)	(47,005)	(41,531)
Manufacturing/Engineering	(26,159)	(15,888)	(12,012)
Administration	(47,569)	(46,333)	(49,979)
In-process research and development	(61,571)	-	-
Acquired intangible asset amortization	(25,001)	-	-
Purchase transactions [(3)]	(18,423)	-	-
Total other	(286,316)	(157,421)	(133,801)
Total operating earnings	$ 348,512	$ 372,306	$ 309,242

(1) Includes general headquarter expenses which are not allocated to the individual segments and are included in selling, general and administrative expenses within our consolidated statements of earnings. Additionally, "Other" includes expenses related to our LifeCell acquisition in May 2008.

(2) Includes all share-based compensation expense and all U.S. incentive compensation expense which totaled approximately $41.9 million, $41.5 million and $28.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(3) Purchase transactions are related to our LifeCell acquisition and include the inventory mark-up on acquired inventories, integration-related costs, professional fees and costs associated with retaining key LifeCell employees.

	Year Ended December 31,		
	2008	2007	2006
Depreciation, amortization and other:			
North America	$ 48,631	$ 43,027	$ 38,394
EMEA/APAC	26,507	30,414	23,226
LifeCell	3,414	-	-
Other [(1)]:			
Executive	8,780	1,360	408
Finance and Information Technology	13,431	11,400	11,156
Manufacturing/Engineering	3,243	2,563	2,401
Administration	6,365	5,059	7,822
Acquired intangible asset amortization	25,001	-	-
Total other	56,820	20,382	21,787
Total depreciation, amortization and other	$ 135,372	$ 93,823	$ 83,407

(1) Includes general headquarter expenses which are not allocated to the individual segments and are included in selling, general and administrative expenses within our consolidated statements of earnings. Additionally, "Other" includes expenses related to our LifeCell acquisition in May 2008.

	December 31,		
	2008	2007	2006
Total assets:			
North America	$ 655,730	$ 657,122	$ 504,223
EMEA/APAC	480,620	303,422	242,795
LifeCell	1,723,109	-	-
Other:			
Executive	722	8,562	9,047
Finance and Information Technology	28,565	25,150	23,799
Manufacturing/Engineering	29,304	25,818	19,582
Administration	88,635	37,511	42,996
Total other	147,226	97,041	95,424
Total assets	$ 3,006,685	$ 1,057,585	$ 842,442

	Year Ended December 31,		
	2008	2007	2006
Gross capital expenditures:			
North America	$ 48,620	$ 53,487	$ 42,674
EMEA/APAC	32,959	20,958	23,496
LifeCell	12,227	-	-
Other:			
Finance and Information Technology	32,179	18,923	17,922
Manufacturing/Engineering	5,298	2,479	8,086
Total other	37,477	21,402	26,008
Total gross capital expenditures	$ 131,283	$ 95,847	$ 92,178

The following is other selected geographic financial information of KCI (dollars in thousands):

	December 31,		
	2008	2007	2006
Geographic location of revenue:			
Domestic	$ 1,352,727	$ 1,150,210	$ 993,772
Foreign	525,182	459,734	377,864
Total revenue	**$ 1,877,909**	**$ 1,609,944**	**$ 1,371,636**

	December 31,		
	2008	2007	2006
Geographic location of long-lived assets:			
Domestic	$ 2,090,467	$ 228,549	$ 223,884
Foreign	98,582	83,057	86,770
Total long-lived assets	**$ 2,189,049**	**$ 311,606**	**$ 310,654**

NOTE 18. Quarterly Financial Data (unaudited)

The unaudited consolidated results of operations by quarter are summarized below (in thousands, except per share data):

	Year Ended December 31, 2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 420,016	$ 462,124	$ 503,299	$ 492,470
Gross profit	$ 208,986	$ 226,883	$ 251,621	$ 246,946
Operating earnings	$ 98,924	$ 43,247	$ 112,872	$ 93,469
Net earnings	$ 67,955	$ (2,711)	$ 56,552	$ 52,099
Net earnings per share:				
Basic	$ 0.95	$ (0.04)	$ 0.79	$ 0.74
Diluted	$ 0.94	$ (0.04)	$ 0.78	$ 0.74
Weighted average shares outstanding:				
Basic	71,665	71,771	71,831	70,594
Diluted	72,162	71,771	72,130	70,845

	Year Ended December 31, 2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 368,816	$ 396,652	$ 410,880	$ 433,596
Gross profit	$ 171,185	$ 190,131	$ 204,221	$ 213,861
Operating earnings	$ 83,165	$ 90,113	$ 98,876	$ 100,152
Net earnings	$ 53,556	$ 58,072	$ 59,025	$ 66,491
Net earnings per share:				
Basic	$ 0.76	$ 0.82	$ 0.83	$ 0.93
Diluted	$ 0.75	$ 0.81	$ 0.82	$ 0.92
Weighted average shares outstanding:				
Basic	70,347	70,802	71,214	71,547
Diluted	71,079	71,427	71,929	72,190

Schedule II

Kinetic Concepts, Inc.
Valuation and Qualifying Accounts
Three Years ended December 31, 2008
(in thousands)

Description	Balances at December 31, 2005	Additions Charged to Costs and Expenses	Acquired LifeCell Reserves	Additions Charged to Other Accounts	Deductions	Balances at December 31, 2006
Accounts receivable realization reserves	$ 78,730	$ 13,744	$ -	$ 45,509 [(1)]	$ 49,495	$ 88,488
Inventory reserve	$ 3,708	$ 714	$ -	$ -	$ 1,333	$ 3,089
Deferred tax asset valuation allowance	$ 11,548	$ 3,324	$ -	$ -	$ -	$ 14,872

Description	Balances at December 31, 2006	Additions Charged to Costs and Expenses	Acquired LifeCell Reserves	Additions Charged to Other Accounts	Deductions	Balances at December 31, 2007
Accounts receivable realization reserves	$ 88,488	$ 7,567	$ -	$ 41,262 [(1)]	$ 40,527	$ 96,790
Inventory reserve	$ 3,089	$ 3,412	$ -	$ -	$ 2,103	$ 4,398
Deferred tax asset valuation allowance	$ 14,872	$ -	$ -	$ -	$ 199	$ 14,673

Description	Balances at December 31, 2007	Additions Charged to Costs and Expenses	Acquired LifeCell Reserves	Additions Charged to Other Accounts	Deductions	Balances at December 31, 2008
Accounts receivable realization reserves	$ 96,790	$ 10,605	$ 279	$ 43,321 [(1)]	$ 47,010	$ 103,985
Inventory reserve	$ 4,398	$ 4,745	$ 2,198	$ -	$ 4,467	$ 6,874
Deferred tax asset valuation allowance	$ 14,673	$ -	$ -	$ -	$ 2,852	$ 11,821

(1) Additions to the accounts receivable realization reserves charged to other accounts reflect the net increase in revenue reserves to allow for expected credit memos, cancelled transactions and uncollectible items where collectibility is not reasonably assured in accordance with the provisions of Staff Accounting Bulletin No. 104.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. KCI's management, with the participation of KCI's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of KCI's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, KCI's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, KCI's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by KCI in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by KCI in the reports that it files or submits under the Exchange Act is accumulated and communicated to KCI's management, including KCI's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting. There have not been any changes in KCI's internal control over financial reporting (as such term is defined by paragraph (d) of Rule 13a-15) under the Exchange Act, during the fourth fiscal quarter of 2008 that have materially affected, or are reasonably likely to materially affect, KCI's internal control over financial reporting.

Report of Management on Internal Control Over Financial Reporting

The management of Kinetic Concepts, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2008. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the Company's independent registered public accounting firm, has audited the Company's internal control over financial reporting as of December 31, 2008 as stated in their report, included herein.

Date: February 26, 2009

/s/ Catherine M. Burzik
Catherine M. Burzik
President and Chief Executive Officer

/s/ Martin J. Landon
Martin J. Landon
Executive Vice President and Chief Financial Officer

The Board of Directors and Shareholders
Kinetic Concepts, Inc.

We have audited Kinetic Concepts, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Kinetic Concepts, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Kinetic Concepts, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kinetic Concepts, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008 of Kinetic Concepts, Inc. and subsidiaries and our report dated February 23, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP

San Antonio, Texas
February 23, 2009

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated in this Item 10, by reference, are those portions of the Company's definitive Proxy Statement for its 2008 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the close of the fiscal year ended December 31, 2008 appearing under the caption "Directors and Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance."

Our Code of Ethics for Chief Executive and Senior Financial Officers, along with our Directors' Code of Business Conduct and Ethics, and our KCI Code of Conduct can be found on our website at *www.kci1.com* under the tab entitled "Corporate Governance – Codes of Conduct" on the Investor Relations page. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of the Code of Ethics for Chief Executive and Senior Financial Officers by posting such information on our website, at the address and location specified above.

Information about our board committees, including our Audit and Compliance Committee, Compensation Committee and Director Affairs Committee, as well as the respective charters for our board committees, can also be found on our website under the tab entitled "Corporate Governance – Committee Composition and Charters" on the Investor Relations page. Shareholders may request a copy of the above referenced codes and charters, at no cost, from Investor Relations, Kinetic Concepts, Inc., 8023 Vantage Drive, San Antonio, Texas 78230.

Furthermore, because our common stock is listed on the NYSE, our Chief Executive Officer is required to make a CEO's Annual Certification to the NYSE in accordance with Section 303A.12 of the NYSE Listed Company Manual regarding the Company's compliance with the NYSE corporate governance listing standards. The Annual Certification was made on June 12, 2008. In addition, the certifications of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of the Company's disclosures in this Annual Report on Form 10-K, are filed as exhibits 31.1 and 31.2 hereto.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated in this Item 11, by reference, is that portion of the Company's definitive Proxy Statement appearing under the caption "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANGEMENT AND RELATED SHAREHOLDER MATTERS

The following chart gives aggregate information regarding grants under all of our equity compensation plans through December 31, 2008:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,499,237 (1)	$ 43.15 (2)	8,432,251 (3)
Equity compensation plans not approved by security holders	-	-	-
Total	**4,499,237**	**$ 43.15**	**8,432,251**

(1) This amount includes 133,443 shares of common stock that are subject to outstanding restricted stock unit awards. This amount does not include 637,361 shares of common stock issued and outstanding pursuant to unvested restricted stock awards.

(2) This amount is calculated exclusive of outstanding restricted stock unit awards.

(3) This amount includes 6,496,593 shares available for future issuance under the 2008 Omnibus Stock Incentive Plan, which provides for grants of restricted stock, options and other awards. This amount also includes 1,935,658 shares available for future issuance under the ESPP, which makes stock available for purchase by employees at specified times.

Incorporated in this Item 12, by reference, is that portion of the Company's definitive Proxy Statement appearing under the caption "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Incorporated in this Item 13, by reference, is that portion of the Company's definitive Proxy Statement appearing under the caption "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated in this Item 14, by reference, is that portion of the Company's definitive Proxy Statement appearing under the caption "Principal Accounting Fees and Services."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report:

1. Financial Statements

The following consolidated financial statements are filed as a part of this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2008 and 2007

Consolidated Statements of Earnings for each of the three years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Shareholders' Equity for each of the three years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

The following consolidated financial statement schedule for each of the three years ended December 31, 2008 is filed as part of this Annual Report:

Schedule II—Valuation and Qualifying Accounts—Years ended December 31, 2008, 2007 and 2006

All other schedules have been omitted as the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

(b) Exhibits

The following exhibits are incorporated herein by reference or are filed as part of this Annual Report:

EXHIBITS

Exhibits	Description
2.1	Agreement and Plan of Merger, dated as of April 7, 2008, between Kinetic Concepts, Inc., Leopard Acquisition Sub, Inc., and LifeCell Corporation (filed as Exhibit 2.1 to our Form 8-K filed on April 7, 2008).
3.1	Amended and Restated Articles of Incorporation of Kinetic Concepts, Inc. (filed as Exhibit 3.5 to Amendment No. 1 to our Registration Statement on Form S-1, filed on February 2, 2004, as thereafter amended).
3.2	Fifth Amended and Restated By-laws of Kinetic Concepts, Inc. (filed as Exhibit 3.1 to our From 8-K filed on February 24, 2009).
4.1	Specimen Common Stock Certificate (filed as Exhibit 4.3 to Amendment No. 1 to our Registration Statement on Form S-1, filed on February 2, 2004, as thereafter amended).
4.2	Form of 3.25% Convertible Senior Note due 2015, dated as of April 21, 2008, (included in Exhibit 4.1 to our Form 8-K filed on April 22, 2008).
4.3	Indenture, dated as of April 21, 2008 between Kinetic Concepts, Inc., KCI USA, Inc. and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to our Form 8-K filed on April 22, 2008).
10.1	Amended and Restated Agreement Among Shareholders, dated as of January 26, 2005 (filed as Exhibit 10.1 on Form 8-K, filed on January 27, 2005).
10.2	KCI Employee Benefits Trust Agreement (filed as Exhibit 10.21 to our Annual Report on Form 10-K/A, dated December 31, 1994, filed on January 23, 1996).
**10.3	Kinetic Concepts, Inc. Management Equity Plan effective October 2, 1997 (filed as Exhibit 10.33 to our Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 31, 1998).
**10.4	Form of Option Instrument with respect to the Kinetic Concepts, Inc. Management Equity Plan (filed as Exhibit 10.14 to our Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 30, 2001).
10.5	Standard Office Building Lease Agreement, dated July 31, 2002 between CKW San Antonio, L.P. d/b/a San Antonio CKW, L.P. and Kinetic Concepts, Inc. for the lease of approximately 138,231 square feet of space in the building located at 8023 Vantage Drive, San Antonio, Bexar County, Texas 78230 (filed as Exhibit 10.27 on Form S-4, filed on September 29, 2003).
†10.6	Toll Manufacturing Agreement, by and between KCI Manufacturing and Avail Medical Products, Inc. dated December 14, 2007.
†10.7	Amendment to Toll Manufacturing Agreement, by and between KCI Manufacturing and Avail Medical Products, Inc. dated July 31, 2008 (filed as Exhibit 10.14 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed on November 5, 2008).
†10.8	License Agreement, dated as of October 6, 1993, between Wake Forest University and Kinetic Concepts, Inc., as amended by that certain Amendment to License Agreement, dated as of July 1, 2000 (filed as Exhibit 10.29 to Amendment No. 4 to our Registration Statement on Form S-1, filed on February 23, 2004).
**10.9	Form of Director Indemnity Agreement (filed as Exhibit 10.31 to Amendment No. 1 to Registration Statement on Form S-1, filed on February 2, 2004, as amended).
**10.10	2004 Equity Plan (filed as Exhibit 10.32 to Amendment No. 1 to Registration Statement on Form S-1, filed on February 2, 2004, as amended).
**10.11	2004 Employee Stock Purchase Plan (filed as Exhibit 10.33 to Amendment No. 1 to Form S-1, filed on February 2, 2004, as amended).
**10.12	Form of Stock Option Agreement under Amended and Restated 2003 Non-Employee Directors Stock Plan (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on November 15, 2004).
**10.13	Form of Restricted Stock Award Agreement under Amended and Restated 2003 Non-Employee Directors Stock Plan (filed as Exhibit 10.3 to our Current Report on Form 8-K filed on November 15, 2004).
**10.14	Executive Deferred Compensation Plan (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 9, 2006).
**10.15	Form of KCI 2004 Equity Plan Restricted Stock Award Agreement (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed on August 9, 2006).
**10.16	Form of KCI 2004 Equity Plan Nonqualified Stock Option Agreement (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed on August 9, 2006).
**10.17	Form of KCI 2004 Equity Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed on August 9, 2006).
**10.18	Form of KCI 2004 Equity Plan International Restricted Stock Unit Award Agreement (filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed on August 9, 2006).
**10.19	Form of KCI 2004 Equity Plan International Stock Option Agreement (filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed on August 9, 2006).
**10.20	Letter, dated October 16, 2006, from Kinetic Concepts, Inc. to Catherine M. Burzik outlining the terms of her employment (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed on November 3, 2006).

**10.21	2004 Equity Plan Nonqualified Stock Option Agreement between Kinetic Concepts, Inc. and Catherine M. Burzik, dated November 6, 2006 (filed as Exhibit 10.28 to our Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 23, 2007).
**10.22	2004 Equity Plan Restricted Stock Award Agreement between Kinetic Concepts, Inc. and Catherine M. Burzik, dated November 6, 2006 (filed as Exhibit 10.29 to our Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 23, 2007).
**10.23	Kinetic Concepts, Inc. Compensation Policy for Outside Directors, as adopted on December 4, 2007 (filed as Exhibit 10.22 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 22, 2008).
**10.24	Executive Retention Agreement between Kinetic Concepts, Inc. and Martin J. Landon, dated February 21, 2007 (filed as Exhibit 10.31 to our Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 23, 2007).
**10.25	Executive Retention Agreement between Kinetic Concepts, Inc. and Stephen D. Seidel, dated February 21, 2007 (filed as Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 23, 2007).
**10.26	Executive Retention Agreement between Kinetic Concepts, Inc. and Lynne D. Sly, dated February 21, 2007 (filed as Exhibit 10.22 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 22, 2008).
**10.27	Executive Retention Agreement between Kinetic Concepts, Inc. and Todd M. Fruchterman, dated February 21, 2007 (filed as Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 23, 2007).
**10.28	Contract of Employment, effective December 3, 2007, between KCI UK Holdings Limited and TLV Kumar (filed as Exhibit 10.32 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 22, 2008).
**10.29	Executive Retention Agreement between Kinetic Concepts, Inc. and T.L.V. Kumar, dated December 3, 2007 (filed as Exhibit 10.33 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 22, 2008).
**10.30	2003 Non-Employee Directors Stock Plan, as Amended and Restated on December 4, 2007 (filed as Exhibit 10.34 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 22, 2008).
**10.31	Form of Kinetic Concepts, Inc. 2004 Equity Plan International Stock Option Agreement, as amended on February 19, 2008 (filed as Exhibit 10.35 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 22, 2008).
**10.32	Form of Kinetic Concepts, Inc. 2004 Equity Plan Restricted Stock Unit Award Agreement, as amended on February 19, 2008 (filed as Exhibit 10.36 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 22, 2008).
**10.33	Form of Kinetic Concepts, Inc. 2004 Equity Plan International Restricted Stock Unit Award Agreement, as amended on February 19, 2008 (filed as Exhibit 10.37 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 22, 2008).
**10.34	Form of Kinetic Concepts, Inc. 2004 Equity Plan Nonqualified Stock Option Agreement, as amended on February 19, 2008 (filed as Exhibit 10.38 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 22, 2008).
**10.35	Form of Kinetic Concepts, Inc. 2004 Equity Plan Restricted Stock Award Agreement, as amended on February 19, 2008 (filed as Exhibit 10.39 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 22, 2008).
**10.36	Credit Agreement, dated as of May 19, 2008 among Kinetic Concepts, Inc., the lenders party thereto, and Banc of America, N.A. as administrative agent for the lenders (filed as Exhibit 10.1 to our Form 8-K filed on May 23, 2008).
**10.37	Purchase Agreement, dated as of April 15, 2008, among Kinetic Concepts, Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC, as representatives of the several Initial Purchasers (filed as Exhibit 1.1 to our Form 8-K filed on April 22, 2008).
**10.38	Kinetic Concepts, Inc. 2008 Omnibus Stock Incentive Plan (filed as Exhibit 10.2 to our Form 8-K filed on May 23, 2008).
**10.39	Form of Kinetic Concepts, Inc. 2008 Omnibus Stock Incentive Plan Non-Employee Director Nonqualified Stock Option Agreement (filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008).
10.40	Form of Kinetic Concepts, Inc. 2008 Omnibus Stock Incentive Plan Non-Employee Director Restricted Stock Award Agreement (filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008).
10.41	Form of Kinetic Concepts, Inc. 2008 Omnibus Stock Incentive Plan Nonqualified Stock Option Agreement (filed as Exhibit 10.9 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008).
**10.42	Form of Kinetic Concepts, Inc. 2008 Omnibus Stock Incentive Plan Restricted Stock Award Agreement (filed as Exhibit 10.10 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008).
**10.43	Form of Kinetic Concepts, Inc. 2008 Omnibus Stock Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.11 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on

	August 7, 2008).
**10.44	Form of Kinetic Concepts, Inc. 2008 Omnibus Stock Incentive Plan Cashless International Stock Option Agreement (filed as Exhibit 10.12 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008).
**10.45	Form of Kinetic Concepts, Inc. 2008 Omnibus Stock Incentive Plan International Stock Option Agreement (filed as Exhibit 10.13 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008).
**10.46	Form of Kinetic Concepts, Inc. 2008 Omnibus Stock Incentive Plan International Restricted Stock Unit Award Agreement (filed as Exhibit 10.14 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 7, 2008).
*21.1	Subsidiaries of the Registrant.
*23.1	Consent of Independent Registered Public Accounting Firm, from Ernst & Young LLP.
*31.1	Certification of the Chief Executive Officer Pursuant to section 302 of the Sarbanes-Oxley Act of 2002 dated February 26, 2009.
*31.2	Certification of the Chief Financial Officer Pursuant to section 302 of the Sarbanes-Oxley Act of 2002 dated February 26, 2009.
*32.1	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to section 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 dated February 26, 2009.

---

* Exhibit filed herewith.

** Compensatory arrangements for director(s) and/or executive officer(s).

† Confidential treatment granted on certain portions of this exhibit. An unredacted version of this exhibit has been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas on February 26, 2009.

KINETIC CONCEPTS, INC.

By: /s/ Ronald W. Dollens
Ronald W. Dollens
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Ronald W. Dollens RONALD W. DOLLENS	Chairman of the Board of Directors	February 26, 2009
/s/ Catherine M. Burzik CATHERINE M. BURZIK	Director, President and Chief Executive Officer (Principal Executive Officer)	February 26, 2009
/s/ Martin J. Landon MARTIN J. LANDON	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	February 26, 2009
/s/ James R. Leininger, M.D. JAMES R. LEININGER, M.D.	Director, Chairman Emeritus	February 26, 2009
/s/ John P. Byrnes JOHN P. BYRNES	Director	February 26, 2009
/s/ Craig R. Callen CRAIG R. CALLEN	Director	February 26, 2009
/s/ Woodrin Grossman WOODRIN GROSSMAN	Director	February 26, 2009
/s/ Harry R. Jacobson HARRY R. JACOBSON	Director	February 26, 2009
/s/ Carl F. Kohrt CARL F. KOHRT	Director	February 26, 2009
/s/ David J. Simpson DAVID J. SIMPSON	Director	February 26, 2009
/s/ C. Thomas Smith C. THOMAS SMITH	Director	February 26, 2009
/s/ Donald E. Steen DONALD E. STEEN	Director	February 26, 2009

(This page has been left blank intentionally)

(This page has been left blank intentionally)

(This page has been left blank intentionally)



Kinetic Concepts, Inc.
P.O. Box 659508
San Antonio, TX 78265
www.kci1.com